Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2016

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or
“CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e- mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2016, 12/31/2015 and 12/31/2014.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	05/31/2017

ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

1.0.	Identification:

Name of the person responsible for the content of the form	Position of the person responsible
Candido Botelho Bracher	Chief-Executive Officer
Marcelo Kopel	Investor Relations Officer

1.1.	Chief-Executive Officer’s Statement:

Name of the person responsible for the content of the form	Position of the person responsible
Candido Botelho Bracher	Chief-Executive Officer
The above qualified officer states that:
a. he has revised the reference form;
b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;
c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

1.2.	Investor Relations Officer’s statement:

Name of the person responsible for the content of the form	Position of the person responsible
Marcelo Kopel	Investor Relations Officer
The above qualified officer states that:
a. he has revised the reference form;
b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;
c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

1.3.	Chief Executive Officer’s/Investor Relations Officer’s Statement:

Name of the person responsible for the content of the form	Position of the person responsible
Candido Botelho Bracher	Chief-Executive Officer
Marcelo Kopel	Investor Relations Officer
The above qualified officers state that:
a. they have revised the reference form;
b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;
c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

ITEM 2. AUDITORS

Items - 2.1. and 2.2. - Auditors

	2016		2015	2014
Has an auditor been engaged?	YES		YES	YES
Auditor’s Brazilian Securities Commission (“CVM”) code	2879		2879	2879
Type of auditor
Corporate name	Pricewaterhousecoopers Auditores Independentes		Pricewaterhousecoopers Auditores Independentes	Pricewaterhousecoopers Auditores Independentes

Corporate Taxpayer’s Registry (CNPJ) name	61,562,112/0001-20		61,562,112/0001-20	61,562,112/0001-20

Initial date of service provision	01/01/2016		01/01/2015	01/01/2014
Final date of service provision			12/31/2015	12/31/2014
		R$/Thousand

	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities, audit in compliance with financial covenants and issue of comfort letters;	64,505	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities, audit in compliance with financial covenants and issue of comfort letters;	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities, audit in compliance with financial covenants and issue of comfort letters;

	2. Service agreements for the preparation of accounting reports, due diligence and other audit procedures and issue of reports with specific purposes;	5,065	2. Service agreements for the preparation of accounting reports, due diligence and other audit procedures and issue of reports with specific purposes;	2. Service agreements for assurance, preparation of audit reports for government authorities, suppliers, clients and provision of due diligence services;

Description of the services contracted	3. Service agreements for the review of bookkeeping and tax bookkeeping and consultancy on transfer prices;	622	3. Service agreements for the review of bookkeeping and tax bookkeeping;	3. Service agreements for review of income tax returns;

	4. Advisory service agreements for the review of bookkeeping and sale of loans portfolio;	164	4. Consulting agreements related to internal processes and usual market practices for middle market operations;	4. Service agreements for consultancy on tax matters and transfer prices;

	5. Service agreements associated to assessment of availability related to the custody rule SEC206;	125	5. Diagnostic provision agreements for controls on negotiation of credit card debts;	5. Service agreements for independent reviews of credit models, accounting and tax aspects of foreign operations and “COSO 2013” Framework implementation plan;

	6 Other services relating to training, procurement of technical material and surveys.	119	6. Other services relating to the procurement of technical material and surveys.	6. Other services relating to the procurement of technical material and surveys.

	2016	2015	2014
Total amount of the fees of the independent auditors separated by service	The fees of the independent auditors for the last year, ended December 31, 2016, correspond to the amount of R$ 70,600 thousand that comprise the amounts related to audit services: R$ 69,570 thousands and other services: R$ 1,030 thousand.

Justification for the replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor

Any reasons presented by the auditor contrasting with the Issuer’s justification for their replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor
Person in charge
Name of the person in charge	Washington Luiz Pereira Cavalcanti	Washington Luiz Pereira Cavalcanti	Washington Luiz Pereira Cavalcanti
Individual Taxpayer’s Registry (CPF) number of the person in charge	023.115.418-62	023.115.418-62	023.115.418-62
Address
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10°, 13-17° floors	09-10°, 13-17° floors	09-10°, 13-17° floors
District	Água Branca	Agua Branca	Água Branca
CEP	05001-903	05001-903	05001-903
City Code	11	11	11
Telephone number	3674-3780	3674-3780	3674-3780
City Code (facsimile)	3674-2060	3674-2060	3674-2060
E-mail address	washington.cavalcanti@br.pwc.com	washington.cavalcanti@br.pwc.com	washington.cavalcanti@br.pwc.com

2.3. Supply other information that the issuer may deem relevant

The Audit Committee of Itaú Unibanco Holding S.A. is the body responsible for vouching for the performance, independence and quality of the work of the external audit companies, and it is also responsible for:

a)	recommending to the Board of Directors the companies to be engaged for the provision of independent audit services;

b)	supervising the work of the Conglomerate’s independent auditors, to assess their effectiveness and verify the compliance with applicable laws, regulation, and internal rules;

c)	establishing and disclosing, on an annual basis, the procedures for engaging services to be rendered by the companies that audit the Conglomerate’s financial statements. Revising, updating and establishing: (i) the services that cannot be rendered by these companies, since they would affect their independence and/or objectivity, (ii) services the engagement of which has already been pre-approved by the Committee, and (iii) services that should be previously submitted for the Committee’s approval;

d)	annually assessing, with the Conglomerate’s independent audit companies: (i) the procedures for internal controls over the quality of these companies; (ii) their independence, (iii) questions raised by government and regulatory authorities, (iv) the relationship between these independent audit companies and the Conglomerate, and (v) the most recent revision of the company’s quality control procedures (peer review);

e)	together with the Independent Auditor, revising the scope, planning and personnel to be allocated to the execution of the Independent Auditor’s work;

f)	deciding on the hiring of employees and engagement of service providers who have been working in the teams of the independent audit companies that render or have previously rendered audit services to the Conglomerate within the previous 12 months.

These competences are formalized in the Audit Committee Regulation and in corporate policies that detail them.

ITEM 3. SELECTED FINANCIAL INFORMATION

3.1- Financial information (1)

☐ Company	☒ Consolidated

	(in R$)
	December 31,
	2016	2015	2014
a stockholders’ equity	115,590,426,338	106,462,439,774	95,847,712,693
b total assets	1,425,638,779,162	1,359,172,440,781	1,208,701,675,461
c. income (expenses) from financial operations(2)	74,333,853,456	49,740,958.603	51,886,650,607
d. gross income	52,751,416,412	27,313,939,934	37,683,644,393
e. net income	21,639,124,641	23,359,834,326	20,241,564,293
f. number of shares, former treasury shares (units) (3)	6,512,700,007	6,513,485,554	6,627,171,923
g. book value per share (reais unit) (3)	17.75	16.34	14.46
h. basic earnings per share (reais unit)(4)	3.57	3.91	3.26
i. diluted earnings per share (reais unit)(4)	3.54	3.89	3.24
j. other accounting information selected by the issuer	n/a	n/a	n/a
(1)	Financial statements in BRGAAP
(2)	As a financial institution, the Bank considers Income (Expense) from income from financial operations as an indicator of Net Revenue.
(3)	For better comparability, outstanding shares as at December 12/31/2015 and 12/31/2014 were adjusted by the bonus occurred on 09/23/2016
(4)	Financial statements in IFRS

3.2. If the issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should:

a)	Inform the value of non-accounting measures
	(in thousands of Reais)
Additional information	12/31/2016	12/31/2015
Net income without non-recurring events	22,221,949	23,832,489

b) Perform reconciliation between the amounts disclosed and the amounts in the audited financial statements

	(in thousands of Reais)
Additional information	12/31/2016	12/31/2015
Net income	21,639,125	23,359,834
Exclusion of non-recurring events	582,824	472,655
Net income without non-recurring events	22,221,949	23,832,489

Exclusion of Non-Recurring Events Net of Tax Effects

(in thousands of Reais)

	01/01 to 12/31/2016	01/01 to 12/31/2015
Increase of social contribution rate	-	3,988,253
Additional provision for loan losses (*)	-	(2,793,110)
Provision for contingencies	(230,781)	(696,392)
Civil lawsuits – Economic plans	(224,471)	(136,644)
Tax and social security lawsuits	(6,310)	(559,748)
Change in accounting treatment of lease operations	-	(519,999)
Goodwill amortization	(441,798)	(162,184)
Pension Fund	129,946	(129,946)
Realization of assets and impairment	(180,438)	(50,136)
Program for Settlement or Installment Payment of Taxes	13,691	36,823
Rate increase - Porto Seguro S.A	-	16,974
Other	126,556	(162,938)
Total	(582,824)	(472,655)
(*) Recognition of provision additional to the minimum required by CMN Resolution No. 2,682/99.

c) Explain why it believes that such measurement is the most appropriate one for the correct understanding of its financial position and the results of its operations

Income without non-recurring events is aimed at showing the company’s performance excluding timely events that have low probability of recurring, or which occur regardless of the company’s action. Therefore, it accurately shows the company’s performance in a certain time period and provides for comparability between periods.

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

Not applicable.

3.4. Describe the policy on allocation of earnings for the past three years, indicating:

The Board of Directors submits to the Annual General Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of the capital stock, (ii) distribution of dividends to stockholders (see items “b” and “c” below) and (iii) setting up the following statutory reserves:

•	Reserve for Dividend Equalization: the purpose of this reserve is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders’ remuneration. This reserve is limited to 40% of the capital stock and it is made up with funds: (a) equivalent to up to fifty percent (50%) of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law; (b) equivalent up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to dividend advances.

•	Reserve for Working Capital Increase: the purpose of this reserve is to guarantee funds for the Issuer’s operations. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 20% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law.

•	Reserve for Capital Increase in Investees: the purpose of this reserve is to guarantee the exercise of the preemptive right in the subscription of capital increases in investees. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 50% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law.

Upon proposal of the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amounts do not exceed the limit of 95% of capital stock. The balance of these reserves, added to that of the Legal Reserve, may not exceed the value of the capital stock.

a) Rules on the retention of earnings

There have been no changes to the rules regarding the retention of earnings over the past three years. Pursuant to Brazilian Corporate Law, stockholders may resolve at an Annual General Stockholders’ Meeting, based on a proposal by management, on the retention of a portion of net income for the year that had previously been approved as part of the capital budget. Additionally, the mandatory minimum dividend may not be paid in any year in which the management bodies announce to the Annual General Stockholders’ Meeting that this would be incompatible with the Issuer’s financial condition.

Over the past three years, no earnings have been retained, and the dividend amount paid by the Issuer has been higher than the mandatory minimum dividend (see item 3.5 below).

b) Rules on the distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split.

The Board of Directors, meeting on February 6, 2017, changed the payment of dividends and interest on capital of the Company, which will now account for 35% to 45% of the recurring consolidated net income in the next years. It is noteworthy that net payout range is subject to changes arising from to mergers and acquisitions, tax regulation or regulatory changes, and significant changes in risk-weighted assets (RWA). The aforementioned events that may change the net payout are by no means exhaustive, that is, they are mere examples of situations that may affect payout. Net payout range is subject to changes, but always considering the minimum distribution provided for in our bylaws.

Additionally, management may resolve on the distribution of additional profit whenever it deems this convenient for the Issuer and/or its stockholders. Such distributions should not be construed as any future distribution of profits additional to the mandatory minimum dividend.

For further information on the percentages of profit distributed over the past three years, see item 3.5 below.

Within the scope of implementing the liquidity requirements set forth by Basel III standards, on March 1, 2013, CMN issued Resolution No. 4,193, establishing that dividends will not be paid if a financial institution does not comply with the additional capital requirements in effect as of January 1, 2016, with gradual increases until 2019.

This restriction on dividend payment will be progressively applied, according to the extent of non-conformity with the additional capital requirements. Should a financial institution’s additional capital be lower than 25% of that established by CMN for that year, no dividends or interest on capital will be distributed accordingly. If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital may not be distributed. If the additional capital is higher than 50% and lower than 75% of the required amount, 60% of the dividends and interest on capital may not be distributed. If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital may not be distributed.

c) Frequency of the distribution of dividends

Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. Such Policy establishes the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month.

In recent years, our stockholders received free of charge one new share for every ten shares of the same type that they had, with cost attributed for bonus share, generating tax benefits. Importantly, we maintained the monthly dividend payments of R$0.015 per share.

Additionally, over the past three years, supplementary dividends were also paid (half yearly), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these half-yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (see item “a” above), calculates the monthly amount already declared and, finally, determines the outstanding balance payable of mandatory minimum dividend. This amount is declared as a dividend “additional” to those paid monthly.

Since July 1980, the Issuer has been compensating its stockholders by means of monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders.

For the history of payments by the Issuer, please access the Investor Relations website:

www.itau.com.br/investor-relations > Itaú Unibanco > Remuneration to the shareholders.

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions

Not applicable.

3.5. In a table, please indicate for each of the past three years:

			R$ million
	2016	2015	2014
a. Adjusted net income for dividend purposes	17,911	20,030	16,522
b. Total distributed dividends	10,001	7,305	6,635
c. Percentage of dividends per adjusted net income	55.8%	36.5%	40.2%
d. dividendo distribuído por classe e espécie de ações:
Interest on capital	4,588	2,630	2,032
Minimum mandatory dividend	558	1,129	1,324
Minimum priority dividend	-	-	-
Fixed priority dividend	-	-	-
Interest on capital	4,328	2,481	1,986
Minimum mandatory dividend	457	1,002	1,234
Minimum priority dividend	70	63	59
Fixed priority dividend	-	-	-
e. Payment date of the minimum mandatory dividend	Date established in the Annual General Stockholders’	Date established in the Annual General Stockholders’	Date established in the Annual General Stockholders’
	Meeting	Meeting	Meeting
f. Rate of return in relation to stockholders’ equity	15.9%	19.0%	17.1%
g. Total retained earnings	7,280	12,877	10,047
Allocation to reserves	7,280	12,877	10,047
Retained net income	-	-	-
h. Retention date approval	04/19/2017	04/27/2016	04/29/2015

3.6. State whether, in the past three years, dividends were declared in retained earnings or reserves recognized in prior years

Dividends declared in 2016, using the Retained Earnings or Unrealized Revenue Reserve, amounted to R$2,703 million.

Dividends declared in 2015, using the Retained Earnings or Unrealized Revenue Reserve, amounted to R$2,947 million.

Dividends declared in 2014, using the Retained Earnings or Unrealized Revenue Reserve, amounted to R$2,597 million.

3.7. In a table, please describe the issuer’s indebtedness ratio, indicating:

a. sum of current and non-current liabilities;

b. indebtedness ratio (current plus noncurrent liabilities, divided by stockholders’ equity);

c. if the issuer so wishes, another indebtedness ratio, indicating:

i. the method used to calculate the ratio;

ii. the reason why the issuer understands that this ratio is not appropriate for the correct understanding of its financial position and indebtedness level

2016
a. sum of current and non-current liabilities (in R$)	1,296,377,458,657
b. indebtedness ratio (current plus noncurrent liabilities, divided by stockholders’ equity) (%)	11.22
c. if the issuer so wishes, another indebtedness ratio, indicating:	-
i. the method used to calculate the ratio;	-
ii. the reason why the issuer understands that this ratio is not appropriate for the correct understanding of its financial position and indebtedness level	-

3.8. Liabilities in accordance with their nature and maturities(1)

(R$ thousand)
	December 31, 2016
	Less than one year	One to three years	Three to five years	More than five years	Total
Secured debts	9,158,881	2,955,526	3,217,771	110,071	15,442,249
Agribusiness credit notes	9,158,881	2,955,526	3,217,771	110,071	15,442,249
Unsecured debts	586,113,632	158,363,754	107,852,678	54,424,366	906,754,430
Securities sold under repurchase agreement	251,443,677	76,686,078	20,369,867	17,538,215	366,037,837
Structured operations certificates	2,050 302	3,186,452	-	-	5,236,754
Deposits	249,014,691	19,347,163	58,720 328	2,331,812	329,413,994
Subordinated debts	11,055,748	12,448,562	11,058,600	22,857,165	57,420,075
Loans	38,275,670	4,786,294	1,968,850	755,296	45,786,110
Financial bills	5,977,127	12,347,564	1,194,030	47,546	19,566,267
Real estate credit notes	12,829,720	3,667,795	2,572,278	108,949	19,178,742
Onlending	9,204,639	11,091,940	6,317,291	3,213,951	29,827,821
Foreign borrowings through securities	6,262,058	14,801,906	5,651,434	7,571,432	34,286,830
Total	595,272,513	161,319,280	111,070,449	54,534,437	922,196,679

(1) In accordance with consolidated financial statements in BRGAAP

3.9. Supply other information that the issuer may deem relevant

Please refer to section 10.1.f.IV for further information about cross default clauses.

ITEM 4. RISK FACTORS

4.1. Describe risk factors that may influence an investment decision, particularly those related to:

This section addresses the risks we consider material to our business and to investment in our securities. Should any of the events described in such risks occur, our business and financial condition, as well as the value of the investments made in our securities, may be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this document.

Other risks that we currently deem immaterial or we are not aware of may give rise to effects similar to those discussed below should they actually occur.

a) The issuer

The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and show fluctuate considerably from period to period due to domestic and international economic conditions. If, for example, we enter into derivative transactions to hedge against decreases in the value of the Brazilian real or in interest rates and the Brazilian real appreciates or interest rates increase, we may incur financial losses and such financial losses could have a material adverse effect on us. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, and equity and commodity prices, along with various indexes on these risk factors.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio.

Failures, deficiency or inadequacy of our internal processes and human error or misconduct may adversely affect us.

Although we have in place information security controls, policies and procedures designed to minimize human error, and make continuous investments in infrastructure, management of crises and operations, the operational systems related to our business may stop working properly for a limited period of time or may be temporarily unavailable due to a number of factors. These factors include events that are totally or partially beyond our control such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyber-attacks or unauthorized disclosures of personal information in our possession.

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

Operational risk also includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us.

Cyberattacks may cause loss of revenue and reputational harm through data security breaches that may disrupt our operations or result in the dissemination of proprietary or confidential information

We manage and store certain proprietary information and sensitive or confidential data relating to our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us.

The costs to us to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber incident could be significant and the lack of remediation may result in interruptions, delays and may affect clients and partners.

We have significant exposure to Brazilian federal government debt.

Like most Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2016, approximately 16.4% of all our assets and 66.7% of our securities portfolio were comprised of these debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results of operations and financial condition.

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.

Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity and persistency. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

Our insurance operation is subject to regulatory agencies.

Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources, technical reserves, or poor economic health with respect to a regulated entity, SUSEP may appoint an inspector to act within the relevant company. If such intervention does not remedy the issue, SUSEP will forward to CNSP proposal to withdraw the applicable insurance license.

In additional, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities as set in Law.

With respect to health insurance companies that are deemed to have financial imbalances or serious economic-financial or administrative irregularities, the Brazilian Regulatory Agency for Private Health Insurance and Plans (ANS) may order the disposal of the applicable health insurance company’s portfolio, or take other measures such as fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation.

The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) pecuniary penalties; (iii) suspension of company’s activities; (iv) temporary disqualification for the exercise of management positions in health insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies as well as in open private pension funds, insurance companies, insurance brokers and financial institutions; and (vi) the cancellation of the company’s authorization to operate and sale of its portfolio.

In this sense, the risks of our insurance operation may be affected negatively by the penalties applied by SUSEP or ANS, as described above.

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.

Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk (VaR), and default probability estimation models, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Damages to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. Damages to our reputation could have a material adverse effect on our business and prospects.

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

As part of our growth strategy in the Brazilian and Latin America financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as of result of difficulties in integrating systems platforms, finance, accounting and personnel, or the occurrence of unanticipated contingencies, as well as the breach of the transaction agreements by counterparties. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions.

There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation, of the authorities, of irregularities with respect to a corporate merger, consolidation or acquisition, even if the institution has done this lawfully, clearly and transparently.

If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results.

In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected.

As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC and CVM ules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities.

We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC and CVM regulation, also could restrict our future access to the capital markets.

We rely on third party services

We have essential services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality o the contracted services, can affect the conduct of our business as well as our clients.

b) Its parent company, direct or indirect, or control group

Our controlling stockholder has the ability to direct our business.

As of January 31, 2017, IUPAR, our controlling stockholder, directly owned 51% of our common shares and 25.96% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

In addition, some of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporation Law, the controlling stockholders should always vote in the interest of the Company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided.

c) Its stockholders

Holders of our shares and ADSs may not receive any dividends.

Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend, at least, on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends. The calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS.

Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our General Stockholders’ Meeting that such payment would be incompatible with our financial condition. Therefore, upon the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not distributed in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment.

Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce the dividends or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution.

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the United States or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the United States and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages

While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes.

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank of Brazil either as (i) a Foreign Direct Investment, subject to Law No. 4131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor to the Brazilian Securities Commission (CVM) and the Central Bank of Brazil, as well as the registration of the investment in the preferred shares in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (Eg. RDE – IED or RDE – Portfolio) will impact the ability of the holder to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable.

The tax treatment for the remittance of dividends, distribution and the proceeds from any sale of our preferred shares will be less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner.

The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

d) Its subsidiary and affiliated companies

As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1.

e) Its suppliers

There are factors include events that are totally or partially beyond our control such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers). We have an ongoing supplier assessment process that mitigates the risk of discontinuing the provision of services and materials that might affect the bank’s image.

f) Its clients

Changes in the profile of our business may adversely affect our loan portfolio.

Our historical loan loss experience may not be indicative to our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due to our organic growth or from mergers and acquisitions, changes in local economic conditions and, to a lesser extent, in the international economic environment, in addition to changes in the tax regimes applicable to the sectors in which we operate, among other factors. Any changes affecting any of the sectors to which we have significant lending exposure may adversely affect our loan portfolio. For example, in recent years, Brazilian banks have experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

Additionally, changes in the economy and in political conditions, a slowdown in customer demand, an increase in market competition, and changes in regulation and other related changes in countries in which we operate could also adversely affect the growth rate and the mix of our loan portfolio. Past performance of our loan portfolio may not be indicative of future performance.

The value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio

The market value of any collateral related to our loan portfolio may fluctuate, from the time we required it to the evaluation time, due to the factors related to changes in economic, political or sectorial factors beyond our control. Changes in the value of the collateral securing our loans may result in a reduction in the value we realize from collateral and may have an adverse impact on our results of operations and financial condition.

We may incur losses associated with counterparty exposure risks.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. This counterparty risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, and their failure to meet their contractual obligations may adversely affect our financial performance.

g) Economic sectors in which the issuer operates

Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations.

The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil, to varying degrees. Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Banks that operate in countries considered to be emerging markets, including ours, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade in credit ratings, since the ratings of financial institutions, including ours, tend to be subject to a ceiling based on the sovereign credit rating, or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us.

The disruptions and volatility in the global financial markets may also have significant consequences in the countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. Furthermore, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase in the risk associated with our lending activity. Thus, global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us.

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects.

Certain Brazilian companies in the energy and infrastructure sectors are facing investigations by CVM, SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities which are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them have already faced) downgrades from credit rating agencies, experience (as some of them have already experienced) funding restrictions and a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing losses to us as several of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities) that acted as underwriters on public distributions of securities of such investigated companies are also parties to certain law suits in the United States and may be parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Other high profile investigation, besides Lava Jato, ongoing in Brazil is the so called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian IRS (Internal Revenue Services) summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. These investigations have not yet been concluded, and we remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards. Notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that Itaú Unibanco acquired throughout the last 15 years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth.

Changes in economic conditions may adversely affect us.

Our operations are dependent upon the performance of the Brazilian economy and, to a lesser extent, the economies of other countries in which we do business, Latin American countries in particular. The demand for credit and financial services, as well as clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the Brazilian economy and, to a lesser extent, in the economies of other countries in which we do business, Latin American countries in particular, may affect us.

After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011 and by 2015 the country was in recession. In 2016, GDP decreased by 3.6%. Growth has been impacted by high interest rate, low commodities price, and high corporate leverage. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us.

Brazilian authorities exercise influence on the Brazilian economy. Changes in monetary, fiscal and foreign exchange policies and in the Brazilian government’s structure may adversely affect us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay.

Uncertainty regarding future economic policies may contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us.

Inflation and fluctuations in interest rates may have a material adverse effect on us.

Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the SELIC interest rate, resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our funding and credit granting costs.

In addition, increases in the SELIC interest rate could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins.

Instability of foreign exchange rates may negatively affect us.

Brazil has a floating foreign exchange rate system, pursuant to which the market establishes the value of the Brazilian real in relation to foreign currencies. However, the Central Bank may intervene in the purchase or sale of foreign currencies for the purpose of easing variations and reducing volatility of the foreign exchange rate. In spite of those interventions, the foreign exchange rate may significantly fluctuate. In addition, in some cases, interventions made with the purpose of avoiding sharp fluctuations in the value of the Brazilian real in relation to other currencies may have the opposite effect, leading to an increase in the volatility of the applicable foreign exchange rate.

Instability in foreign exchange rates could negatively impact our business. A potential depreciation of the Brazilian real could result in (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) a decrease in our ability to pay for obligations denominated in or indexed to foreign currencies, as it would be more costly for us to obtain the foreign currency required to meet such obligations; (iii) a decrease in the ability of our Brazilian borrowers to pay us for debts denominated in or indexed to foreign currencies; and (iv) negative effects on the market price of our securities portfolio. On the other hand, an appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies. For further information on how the effects of these variables may affect us, please see “Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations” below.

Government fiscal accounts deterioration may affect us.

If the government fiscal accounts deterioration continues, it could generate a loss of confidence by local and foreign investors. Likewise, regional governments are facing fiscal concerns due to their high debt burden, declining revenues and inflexible expenditures. In 2017, the spotlight will remain on fiscal reforms. The Lower House of the Brazilian Congress may approve the proposed Social Security reforms, which are critical for achieving future compliance with the spending limits, by the end of the second quarter. Diminished confidence in government fiscal circumstances could lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, and negatively impact the local economy, causing a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition.

We face risks associated with the increasingly competitive environment and recent consolidations in the Brazilian banking industry.

The Brazilian market for financial and banking services is highly competitive. We face significant competition from other Brazilian and international banks, in addition to other companies competing in markets we operate. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that increase the ability of clients to switch business between financial institutions. Such increased competition may adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer.

The UK exit from the European Union could adversely impact our business, results of operations and financial condition.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K. exiting from the European Union (so-called “Brexit”). Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial markets and impact the operations of Itau BBA International. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. The effects of Brexit, and others we cannot anticipate, could have an adverse effect on our business, results of operations or financial condition.

h) Regulation of the sectors in which the issuer operates

Changes in applicable law or regulations may have a material adverse effect on our business.

Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including changes with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions.

In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed regulatory reforms aiming to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III). Please see the section “Our Risk Management”, “Regulatory Environment, Basel III Structure and Basel III Implementation in Brazil” item, for further details on regulatory capital requirements. Once the implementation of the Basel III framework is completed for Brazilian banks and its effects fully evaluated, we may need to reassess our funding strategy for regulatory capital should additional regulatory capital be required to support our operations under the new standards.

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, may have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In addition, local or state legislatures may, from time to time consider bills intending to impose security measures and standards for customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus, which could also adversely affect our ability to collect credit outstanding.

We also have operations outside of Brazil, including, but not limited to, Argentina, Chile, Colombia, Paraguay, United Kingdom, United States, Uruguay and Switzerland. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

Increases in compulsory deposit requirements may have a material adverse effect on us.

Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest; instead, these funds must be held in Brazilian federal government securities and used to finance government programs, including a federal housing program and rural sector subsidies. The Central Bank has periodically changed the minimum level of compulsory deposits. Increases in such level reduce our liquidity to grant loans and make other investments and, as a result, may have a material adverse effect on us.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For regulation or supervision purposes, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us.

If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Tax reforms may adversely affect our operations and profitability.

The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the manner in which taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Tax reforms may reduce the volume of our transactions, increase our costs or limit our profitability.

Decision on lawsuits due to government monetary stabilization plans may have a material adverse effect on us.

We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Federal Government to combat inflation.

Itaú Unibanco Holding is a defendant in lawsuits filed by individuals and in class actions filed by: (i) consumer protection associations; and (ii) public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, Itaú Unibanco Holding establishes provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions.

The Brazilian Federal Supreme Court (Supremo Tribunal Federal, or STF) has issued a number of decisions in favor of the holders of savings accounts, but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the Supreme Court, until there is a definitive statement of this Court regarding the constitutional issue.

We are also subject to operational risks associated with the handling and conducting of a large number of lawsuits involving government monetary stabilization in case of loss.

Tax assessments may adversely affect us.

As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results.

i) Foreign countries in which the issuer operates

The risk factors related to foreign countries that could influence the decision to invest in our securities are described in sub items (a), (f), (g), and (h) of this item 4.1.

j) Social and environmental issues

We may incur financial losses and damages to our reputation from environmental and social risks

Environmental and social factors are considered one of the most relevant topics for the business, since they can affect the creation of shared value in the short, medium and long terms, from the standpoint of the organization and its main stakeholders. In addition, we understand social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of our activities.

We understand that environmental and social issues may affect our activities and the revenue of our clients, causing delays in payments or default, especially in the case of significant environmental and social incidents. The way these risks may affect us becomes more evident where we finance projects in sectors with higher environmental and social impacts, such as mining, and large hydroelectric plants, which require comprehensive environmental and social due diligence as well as mitigating measures.

We recognize that climate change is one of the major challenges for us because climate events may affect our activities in our administrative buildings, network of branches and data processing centers, and are taken into consideration for all geographical regions in which we operate in Brazil.

4.2. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those relating to foreign exchange and interest rate risks.

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, most typically caused by variations in foreign Exchange rates, interest rates, equity, inflation indexes and commodities prices, and Brazilian inflation indexes, along with various indexes for these risk factors.

Market risk management is the process by which Itaú Unibanco’s management monitors and controls risk of variations in the value of financial instruments due to market movements, while aiming to optimize the risk-return ratio through an adequate limit and alert structure, effective risk management models and related management tools.

The Itaú Unibanco’s market risk management institutional policy is in line with the principles of CMN Resolution No. 3,464 and subsequent amendments. This set of principles guides the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

Our market risk framework categorizes transactions as part of either the Trading Portfolio or the Banking Porftolio, in accordance with criteria established by specific regulation. The Trading Portfolio is composed of all transactions with financial and commodity instruments (including derivatives) undertaken with the intention of trading, to take advantage of arbitrage opportunities or to cover the risk within this portfolio, and which do not have any restrictions on trading. Profits arise from actual or expected price movements in the short term.

The Banking Portfolio is predominantly characterized by transactions originated from the banking business and operations related to the institution’s balance sheet management. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors, primary components of market in price fixation. The main risk factor groups measured by Itaú Unibanco are as follows:

▪	Interest rates: risk of loss in transactions subject to changes in interest rates;
▪	Foreign exchange linked: risk of loss in transactions subject to changes to foreign exchange linked interest rates;
▪	Exchange variation: risk of loss in transactions subject to foreign exchange variation;
▪	Price Index Linked: risk of loss in transactions subject to changes in price index linked;
▪	Variable income: risk of loss in transactions subject to changes in prices of equities and commodities.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, foreign exchange rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest and foreign exchange rates, and follows the governance and risk limits framework adopted by Itaú Unibanco for market risk management.

VaR – Consolidated Itaú Unibanco Holding

The Consolidated VaR of Itaú Unibanco is calculated based on the historical simulation approach. This new methodology fully reprices all positions by using the actual historical distribution of assets.

The Consolidated Total VaR table shows the analysis of the exposure to market risk of the portfolios of Itaú Unibanco.

Global VaR				December				December
(Historical Simulation approach) (1)	Average	Minimum	Maximum	31, 2016	Average	Minimum	Maximum	31, 2015
	(In millions of R$)
Group of Risk Factor
Interest rate	482.5	323.7	607.4	607.4	363.5	314.2	606.4	347.1
FX rate	18.4	6.8	33.2	17.0	47.1	11.3	118.6	12.3
Equities	45.2	34.0	63.3	44.3	16.9	6.9	57.2	46.9
Commodities	1.7	0.7	4.0	0.8	1.8	0.8	8.5	2.1

Diversification effect (2)				(339.7)				(204.4)
Total	236.6	155.1	341.5	329.8	207.0	152.3	340.7	204.0

(1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2) Reduction of risk due to the combination of all risk factors.

VaR - Regulatory Portfolio

Itaú Unibanco uses the historical simulation methodology to calculate both the historical and the stressed VaR of its regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio). The assumption of the historical VaR methodology is that the expected distribution of profits and losses (Profit and Loss Statement) possible for a portfolio over a time horizon can be estimated from the past behavior of the market risk factors to which the portfolio is exposed. To calculate VaR for non-linear instruments, a full valuation is performed, without potential simplification in the calculation. VaR is calculated with a confidence interval of 99%, over a 4-year period (1,000 business days) and a holding period that varies according to the portfolio’s market liquidity, taking a minimum horizon of 10 business days. Additionally, using a conservative approach, VaR is calculated daily, with and without weighing for volatility, and the final VaR is the more restrictive of the two results.

Trading Portfolio VaR(1)	Average	Minimum	Maximum	December 31, 2016	Average	Minimum	Maximum	December 31, 2015
	(In millions of R$)
Group of Risk Factor
Interest rate	41.0	15.6	69.5	49.1	26.4	11.2	48.9	22.4
FX rate	8.9	3.5	20.8	11.0	39.9	8.9	107.7	9.2
Equities	7.9	3.3	23.8	4.0	4.1	2.3	7.3	5.0
Commodities	1.6	0.5	5.3	0.8	1.8	0.8	6.7	1.5

Diversification effect (2)				(18.3)				(17.3)
Total	38.6	16.2	69.4	46.6	23.6	10.6	49.4	20.8

(1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2) Reduction of risk due to the combination of all risk factors.

Sensitivity Analyses (Regulatory and Banking Portfolios)

As required by Brazilian regulation, we conduct sensitivity analysis for market risk factors considered relevant. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and calculated net of tax effects, providing a view of our exposure under different circumstances.

The sensitivity analyses of the Banking and Regulatory Portfolios presented here are based on a static assessment of the portfolio exposure, and, therefore, do not consider the dynamic response capacity of management (treasury and control areas) to initiate mitigating measures and minimize the possibility of significant losses.

In addition, the study’s sole purpose is to disclose the exposure to risks, irrespective of any accounting practices we adopt.

Exposures		Trading Portfolio (1)			Trading and Banking Portfolios (1)
		December 31, 2016			December 31, 2016
Risk Factors	Risk of change	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In thousands of R$)
Interest Rate	Fixed Income Interest Rates in reais	(955)	(228,625)	(435,116)	(7,345)	(2,057,375)	(3,995,498)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	46	(1,951)	(4,175)	(2,464)	(337,588)	(634,962)
Foreign Exchange Rates	Prices of Foreign Currencies	2,914	(17,787)	(5,666)	3,013	(45,554)	(67,157)
Price Index Linked	Prices Indexes Linked Interest Rates	(169)	(22,931)	(48,586)	(1,450)	(84,699)	(341,304)
TR	TR Linked Interest Rates	-	(6)	(11)	615	(160,773)	(375,571)
Equities	Prices of Equities	(377)	(30,311)	(120,993)	4,056	(139,583)	(339,535)
Other	Other relevant market rates or prices	(13)	(314)	549	(27)	(523)	625
Total		1,446	(301,925)	(613,998)	(3,602)	(2,826,095)	(5,753,402)
(1) Amounts net of tax effects.

		Trading Portfolio (1)			Trading and Banking Portfolios (1)
Exposures		December 31, 2015			December 31, 2015
Risk Factors	Risk of change	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In thousands of R$)
Interest Rate	Fixed Income Interest Rates in reais	(285)	(114.002)	(228.507)	(4.376)	(1.572.640)	(3.021.487)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(162)	(5.312)	(11.459)	873	(22.408)	(25.705)
Foreign Exchange Rates	Prices of Foreign Currencies	657	57.436	242.760	533	33.770	200.816
Price Index Linked	Prices Indexes Linked Interest Rates	(32)	(4.063)	(649)	(1.334)	(229.441)	(444.651)
TR	TR Linked Interest Rates	(0)	(7)	(14)	783	(276.817)	(635.021)
Equities	Prices of Equities	(148)	27.369	50.887	4.591	(86.428)	(176.770)
Total		30	(38.579)	53.018	1.071	(2.153.963)	(4.102.820)

(1) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

▪	Scenario I: Addition of 1 base point to the fixed interest rate, currency coupon, inflation, and interest rate index, and 1 percentage point in currency and share prices;
▪	Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and;
▪	Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily gains and losses with the estimated daily VaR. The number of exceptions (i.e. deviations) with respect to the pre-established VaR limits should be consistent, within an acceptable margin, with the hypothesis of 99.0% confidence intervals (i.e., there is a 1.0% probability that the financial losses are higher than the losses estimated by the model), considering a period of 250 business days (ending on December 31, 2016). The backtesting analysis presented below takes into consideration the ranges suggested on the document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements” published by the Basel Committee. The ranges are divided into:

▪	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted ;
▪	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitor or the need of reviewing the models adopted; and
▪	Red (10 or more exceptions): demonstrates the need for an improvement action.

According to Circular No. 3,646 of the Brazilian Central Bank, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective testing is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions.

The backtesting for the regulatory portfolio with confidence level of 99% and a period of 250 business days showed no failures in relation to effective and hypothetical results in the period.

4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating:

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$578 million, which represents 0.5% of the Issuer’s stockholders’ equity (R$115,590 million on December 31, 2016).

Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for those cases of tax contingencies in which the outcome of the case is dependent on the recognition of unconstitutionality of the legislation in force.

Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results.

Civil Proceedings

Lawsuit No. 2007.51.01.001894-7

a.	Court: 22nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Appellate Court – Court of Appeals of the State of Rio de Janeiro
c.	Filing date: 02.05.2007
d.	Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia de Capital Aberto) vs. Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil.
e.	Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount)
f.	Main facts: This public-interest civil action filed by the Association of Minority Shareholders of Publicly-Held Companies against Banco do Estado do Rio de Janeiro – BERJ, the State of Rio de Janeiro, the Central Bank of Brazil, and Banco Banerj S.A. is aimed at annulling a series of acts carried out under the scope of the special administration regime and the extrajudicial liquidation of Banco do Estado do Rio de Janeiro, as well as at getting a refund for alleged financial losses arising from these acts accordingly. The case was dismissed without prejudice, as set forth by Article 267, IV, of the Code of Civil Procedure (CPC). The appeal filed by the plaintiff was denied. The motion for clarification filed by the Association of Minority Shareholders was denied. The special appeal filed by the Association of Minority Shareholders was denied. As the Association of Minority Shareholders filed an interlocutory appeal, the Bank was served notice and should submit an appellee’s brief in connection with this plaintiff's interlocutory appeal before the due time expires.
g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj.

Lawsuit No. 2005.70.00.027997-3

a.	Court: 6th Federal Lower Court - Curitiba (State of Paraná)
b.	Jurisdiction: Federal Supreme Court (STF)
c.	Filing date: 10.13.2005
d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.
e.	Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount)
f.	Main facts: The plaintiffs require indemnity for damages allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. Proceedings were suspended.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.

Lawsuit No. 2000.51.01.030509-7

a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c.	Filing date: 11.21.2000
d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a public-interest civil action involving aspects of Banerj's privatization process. The so called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before privatization. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the establishment of the “B Account” and settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account.

Lawsuit No. 2003.51.01.028514-2

a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c.	Filing date: 12.05.2003
d.	Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is public-interest civil action based on alleged administrative improbity involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this proceeding, plaintiffs claim that there was undue withdrawals of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also seek an award for damages against the defendants for the amounts unduly withdrawn under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the defendants. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.

Tax Proceedings

Lawsuit No. 0204699-55.0500.8.26.0090 (204.699/05)

a.	Court: Municipal Tax Foreclosures of São Paulo
b.	Jurisdiction: Lower Court – Municipal Tax Foreclosures Lower Court of São Paulo
c.	Filing date: 11.30.2005
d.	Parties to the proceedings: City of São Paulo x Banco Itauleasing S/A (current corporate name of Cia Itauleasing de Arrendamento Mercantil)
e.	Amounts, assets or rights involved: R$2,582,254,436.50 (December 2016)
f.	Main facts: Claim filed by the City of São Paulo for the collection of service tax (ISS) on lease operations carried out throughout the country, challenging the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the Bank has its head office (municipality of Poá/State of São Paulo). The motion to stay execution filed by the Bank was denied. The Court of Justice of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to alleged curtailment of the right to defend itself. The case was remanded to the original court so that the expert evidence required by the Bank is produced, and a new judgment is rendered. After widely debating how to adjust the Surety bond pledged as guarantee, a ruling was given to grant the amendment to this instrument, which will cause a significant decrease in the monthly amount paid by the Bank as commission. A ruling was rendered determining the production of expert evidence and nominating a court-appointed expert; the parties should subsequently appoint retained experts and present questions before the due time expires. A motion for clarification was filed by the Bank to limit the scope of the expert evidence. However, this motion filed by the Bank was denied. The Bank filed a pleading presenting questions and appointing a retained expert. The parties await the beginning of the expert evidence phase. The consolidation of all the actions so these can be tried as a whole was ordered. The replacement of bank guaranty with performance bond was authorized. The production of expert evidence started.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged.

Lawsuit No. 16327.721830/2011-92

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.28.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros
e.	Amounts, assets or rights involved: R$1,234,367,377.56 (December 2016)
f.	Main facts: It requires the collection of IRPJ and CSLL payable for calendar year 2007, upon the acquisition, of the difference between the credit face value and its acquisition cost. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721476/2012-87

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.13.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco – União de Bancos Brasileiros S/A
e.	Amounts, assets or rights involved: R$776,949,166.37 (December 2016)
f.	Main facts: Tax assessment notice related to IRPJ/CSLL plus fine on assessment, separate fine and interest on arrears due to the reduction of amounts recorded as goodwill amortization from the acquisition of Banco Bandeirantes S/A and its subsidiaries. The case was remanded for evidentiary remedy by the Administrative Board of Tax Appeals (CARF) for consideration of issues related to IRPJ/CSLL calculation bases and is currently awaiting judgment regarding the voluntary appeal filed against the partially favorable decision by the Judge of the Federal Revenue Office (DRJ).
g.	Chance of loss: Remote (R$504,957,436.72) and Possible (R$271,991,729.65)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721481/2012-90

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.14.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$822,343,205.85 (December 2016)
f.	Main facts: Tax assessment notice by social security authorities regarding the amount of profit sharing and bonus paid to employees from January 2007 to December 2008, and amounts of workers compensation insurance and contribution for third parties (education allowance). On June 14, 2016, the voluntary appeal was tried on the CARF. The motion for clarification filed by the Office of the General Counsel to the National Treasury (PGFN) was granted, in connection with the preemptive period for collection of a fine due to the non-performance of accessory obligation. The related appellate decision is awaiting notice.
g.	Chance of loss: Remote (R$332,648,930.74), Possible (R$362,533,867.71), and Probable (R$127,160,407.40)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.720115/2012-13

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court of 3rd Instance - Superior Administrative Court of Federal Tax Appeals (CSRF)
c.	Filing date: 02.01.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco – União de Bancos Brasileiros S/A
e.	Amounts, assets or rights involved: R$667,144,961.31 (December 2016)
f.	Main facts: Tax assessment notice for the collection of IRPJ and CSLL payable for calendar year 2007 arising from alleged excess distribution of interest on capital in prior years. The special appeal filed by the Federal Tax Authority was granted. The related appellate decision is awaiting formalization.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 2008.61.00.014763-1

a.	Court: 11th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region
c.	Filing date: 06.23.2008
d.	Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo
e.	Amounts, assets or rights involved: R$1,207,192,725.07 (December 2016)
f.	Main facts: Preliminary injunction filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) 413/2008. Preliminary injunction denied. The case was dismissed. The appeal is awaiting decision.
g.	Chance of loss: Probable
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721798/2011-45

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appelate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.23.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$905,024,387.11 (December 2016)
f.	Main facts: Assessment notice requiring the payment of a fine, under Article 9 of Law No. 10,426/2002, due to the alleged failure to withhold income tax on the amounts arising from the grant of stock options to officers. The defendant was served notice, which granted the voluntary appeal filed. This case was remanded to the original court after a favorable final decision was rendered.
g.	Chance of loss: Remote (R$ 821,203,743.95) and Possible (R$ 83,820,643.16)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.720.550/2014-18

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 06.26.2014

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,131,450,125.13 (December 2016)
f.	Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 e 2010. On June 14, 2016, the case was placed for trial docket on CARF, which decided to postpone trial to produce more evidence in connection with the periods under notification. The decision to be rendered by CARF is awaiting notice.
g.	Chance of loss: Possible (R$900,671,700.12) and Probable (R$230,778,425.02)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.720.779/2014-44

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 08.26.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itaú BBA S/A
e.	Amounts, assets or rights involved: R$628,740,691.79 (December 2016)
f.	Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing to employees and profit sharing to management members in the 2010-2011 period. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision. Instead of entering judgment, CARF ordered the production of more evidence, and now this case is awaiting to be returned to CARF after a notice is served on the outcome of the measures it requested.
g.	Chance of loss: Possible (R$612,225,265.74) and Probable (R$16,515,426.05)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721108/2014-09

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.05.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,096,403,493.73 (December 2016)
f.	Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger operation would have been incorrectly amortized on a fiscal basis. A separate fine is being levied due to the non-payment of monthly estimated amounts. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote (R$165,134,571.48) and Possible (R$931,268,922.25)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721149/2015-78

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12/22/2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,272,828,478.86 (December 2016)
f.	Main facts: Tax assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from calendar years 2010, 2011, and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). The objection filed is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721095/2015-41

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12/04/2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$775,866,837.85 (December 2016)
f.	Main facts: Tax assessment notice requiring the collection of IRPJ, CSLL, PIS, and COFINS related to the periods of 12.31.2010, 12.31.2011, and 12.31.2012, in view of Itaú Unibanco S/A not recognizing as taxable income the interest on income amounts distributed to Itaú Unibanco Holding by Banco Itaucard S/A and Itaú Corretora de Valores S/A. The voluntary appeal filed in view of the partially favorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote (R$624,579,013.23) and Possible (R$151,287,824.63)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.720680/2013-61

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 06/25/2013
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$25,016,300,108.77 (December 2016)
f.	Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from fiscal year 2008, resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. On April 10, 2017, CARF rendered a decision favorable to the Company, cancelling the tax assessment notice. We are currently awaiting the appellate decision to be formalized.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 16327.721300/2013-14

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appelate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 11.14.2013
d.	Parties to the proceedings : Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$2,530,409,562.15 (December 2016)
f.	Main facts: Collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) required for alleged capital gain arising from the Itaú and Unibanco merger process. A voluntary appeal was filed by the taxpayer, which was dismissed by the CARF. The special appeal filed by the Company before the Higher Chamber of Tax Appeals (CSRF) is currently pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Labor Claims

Lawsuit No. 00447000320085020066

a.	Court: 66th Labor Lower Court of São Paulo (Barra Funda)
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date: 02.28.2008
d.	Parties to the proceedings: A. K. A.S. x Itaú Unibanco S.A
e.	Amounts, assets or rights involved: R$4,466,595,396.33 (December 2016)
f.	Main facts: This refers to a labor claim with an unfavorable first ruling by the Regional Labor Court (TRT) against the defendant, with respect to the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. The appeal filed by the Bank taken to the TST is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 02329008220095020381

a.	Court: 1st Labor Lower Court of Osasco (SP)
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date: 11.30.2009
d.	Parties to the proceedings: A. P.S.B. x Itaú Unibanco S.A and Itaú Vida e Previdência
e.	Amounts, assets or rights involved: R$16,089,843,702.53 (December 2016)
f.	Main facts: This refers to a labor claim with an unfavorable first ruling by the Regional Labor Court (TRT) against the defendant, with respect to the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. A motion to set aside judgment filed by the bank was granted by the TRT. The plaintiff filed an ordinary appeal on the TST, which was denied, upholding the dismissal of the judgment against the plaintiffs for malicious prosecution and attorney’s fees and court costs. The motion for clarification filed by the plaintiff was denied. The plaintiff filed extraordinary appeal to the Federal Supreme Court (STF). We filed appellee’s brief.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Administrative and arbitration proceedings

The Issuer is not a party to any administrative proceedings (except for administrative tax claims, as mentioned above) or arbitration proceedings in progress at December 31, 2016 that are significant in terms of the matters or amounts involved.

4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3

The total provided amount for the processes described in item 4.3 corresponds to R$1,581,646,983.55 related to tax proceedings. There is no provision recognized for the civil and labor lawsuits since their likelihood of loss is classified as possible or remote.

4.4 Describe the legal, administrative or arbitration proceedings that are not confidential to which the issuer or its subsidiaries are a party and to which the opposing parties are directors or former directors, parent companies or former parent companies, or investors of the issuer or its subsidiaries, informing:

The Issuer is not a party to any proceedings filed either by its current or former management members, or by its current or former controlling stockholders.

Additionally, the Issuer and its subsidiaries carry out corporate transactions that are occasionally challenged in court by minority stockholders who mainly disagree with amounts paid for their shares. The civil lawsuits filed by investors of the Issuer and its subsidiaries are described as follows.

Lawsuit No. 000.00.643149-6

a.	Court: 8th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo);
b.	Jurisdiction: Appellate Court
c.	Filing date: 11.27.2000
d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian x Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: The purpose of this lawsuit is the annulment of the resolutions of the Annual Shareholders’ Meetings of Banco Bandeirantes, held in 1999 and 2000, in connection with the fiscal years 1998 and 1999, to (i) disapprove the financial statements and developments resulting from these resolutions, mainly agreements for the assignment of credits entered into by Banco Bandeirantes and Portonovo, which should be cancelled, revoking the effects deriving from these agreements, and (ii) recover damages sustained by the plaintiffs as a result of these credit assignment agreements. The claim was judged to be unfounded. The special appeal and extraordinary appeal filed by Sumatra are pending decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

Lawsuit No. 000.00.619716-7

a.	Court: 7th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Superior Court of Justice (STJ)
c.	Filing date: 10.05.2000
d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian x Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$258,421,602.00 (December 2016)
f.	Main facts: Action whereby the plaintiffs seek to benefit from the same terms provided in the agreement entered into by the defendants and other minority shareholders of Banco Bandeirantes, ensuring them all the rights set forth therein. The claim was considered valid by the Court of Justice of the State of São Paulo (TJSP). Special appeal provided to suspend UBB and Bandeirantes’ legitimacy regarding acts committed by the former parent company. The extraordinary appeal filed by Sumatra was dismissed. The interlocutory appeal against the Extraordinary Appeal filed by Sumatra is pending decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Lawsuit No. 51718900-0

a.	Court: 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo);
b.	Jurisdiction: Lower Court
c.	Filing date: 02.17.2000
d.	Parties to the proceedings: Estate of Mr. Yerchanik Kissajikian x Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Action wherein the plaintiffs seek adjudication on the right to subscribe R$300,000.00, as well as the adjudication of damages sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses imposed thereupon by the controlling shareholders abusing their power and decreasing the stockholders’ equity as a result of sales of assets at incompatible prices. The claim was judged to be unfounded at the lower court. The Appellate decision by the TJSP affirmed the judgment for defendant. A special appeal filed is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

Lawsuit No. 583.00.2001.076875-7

a.	Court: 3rd Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Lower Court
c.	Filing date: 07.05.2001
d.	Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. x Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A, and Caixa Brasil Participações S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: This lawsuit alleges abuse of power by the controlling shareholder, considering the dilution of the ownership interest in Banco Bandeirantes and the subsequent delisting of the bank without a prior public offering. Favorable judgment to the defendant. The appeal filed by the plaintiffs is awaiting decision.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

Lawsuit No. 583.00.2009.229.838-5

a.	Court: 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Appellate Court
c.	Filing date: 02.05.2010
d.	Parties to the proceedings: S/A Philomeno Indústria e Comércio e Panamá Empreendimentos e Participações x Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Stockholder seeks damages on the grounds of having been precluded from exercising his right as a stockholder. The action was dismissed as being defective, because the relief sought by the plaintiff was not specific. The Appellate Court of São Paulo, in spite of having accepted the generic relief, has dismissed the case with prejudice, as it was time-barred. The special appeal was not admitted. The bill of review of the special appeal is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

4.4.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.4

There is no provision recognized for the lawsuits described in item 4.4, since their likelihood of loss is classified as possible or remote.

4.5. With respect to the confidential relevant proceedings in which the issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved

The Issuer and its subsidiaries are not party to any confidential relevant proceedings.

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant, to which the issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating:

The Issuer is not a party to any repetitive or connected legal, administrative or arbitration proceedings that are collectively relevant.

In the normal course of business, the Issuer’s subsidiaries are party to legal and administrative proceedings that are collective relevant and whose types of contingency are detailed in the table below:

R$ million

AREA	AMOUNT PROVIDED FOR	TYPE OF CONTINGENCY
Labor	7,232	Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession are discussed, such as overtime, salary equalization, reinstatement, transfer allowances, and other matters.
Civil	5,172	Civil contingencies are usually related to demands related to the revision of contracts and compensation for damages and pain and suffering, in addition to specific lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s as a measure to combat inflation¹.

Tax	6,594	Tax provisions are related to lawsuits in which we discuss the legality and unconstitutionality of legislation in force. These lawsuits, which the conglomerate classifies as legal liabilities, refer particularly to challenges to the calculation basis of PIS and COFINS contributions. The conglomerate is also a party to tax and social security lawsuits classified as contingent liabilities, which likelihood of loss is classified as probable, with main discussions on tax service (ISS) on certain revenues and on Accident Prevention Factor (FAP).

¹In spite of having complied with the rules then in force, ITAÚ UNIBANCO HOLDING is a defendant in lawsuits filed by individuals on the grounds of this topic, and also in class actions filed by either (i) consumer protection associations or (ii) the Public Attorneys’ Office on behalf of savings account holders. Regarding these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served with the process and when individual plaintiffs apply to enforce rulings issued by the Judge, by using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued a number of decisions favorable to the holders of savings accounts, but has not consolidated its understanding regarding the constitutionality of the economic plans and its applicability to savings accounts. The ruling of appeals involving this matter is currently suspended by the STF, until it hands down a final ruling on the rights under discussion.

4.7. Describe other relevant contingencies that are not included in the previous items

In addition to the amounts provided for, Note 12 to our financial statements informs tax contingencies assessed as possible loss in the amount of R$18,106 million, with the main issues described as follows:

R$ million
Tax	Issue	Amount
INSS	Non-wage amounts: we defend the non-levy of INSS tax on these amounts, mainly profit sharing, income, stock-option plans, transportation vouchers, and flat bonus.	2,811
IRPJ/CSLL	Deduction – Goodwill: deductibility of goodwill on acquisition of investments with expected future profitability; of this amount, R$664,694 are guaranteed in company purchase contracts.	1,918
IRPJ/CSLL/PIS/COFINS	Rejection of the offset requested: the liquidity and certainty of the offset credit are being analyzed.	1,573
ISS	Banking activities: we understand that banking activities are not to be mixed up with services and/or that they are not included in Supplementary Law No. 116/03 or in Decree-Law No. 406/68.	930
IRPJ/CSLL	Interest on capital: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) levied on stockholders’ equity for the year and for prior years.	739
IRPJ and CSLL	Disallowance of losses – discussion on the amount of tax loss (IRPJ) and/or tax loss carryforwards (CSLL) that may reduce the calculation basis of said taxes.	606

IRPJ/ CSLL	Deductibility of losses in loan operations – We challenge tax assessment notices demanding payment of IRPJ and CSLL in view of alleged noncompliance with legal criteria for deduction of losses upon receipt of credits.	601

4.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign issuer’s securities are held in custody, if different from the original country, please identify:

a) Restrictions imposed on the exercise of political and economic rights

Not applicable; Brazil is the Issuer’s country of origin.

b) Restrictions on outstanding securities and their transfer

Not applicable; Brazil is the Issuer’s country of origin.

c) Cases for the cancellation of registration, as well as of rights of the holders of securities in this situation

Not applicable; Brazil is the Issuer’s country of origin.

d) Cases where the holders of securities will have the preemptive right to subscribe shares, stock-backed securities or securities convertible into shares, and the respective conditions to exercise this right, or cases where this right is not guaranteed, if applicable

Not applicable; Brazil is the Issuer’s country of origin.

e) Other issues of interest to investors

Not applicable; Brazil is the Issuer’s country of origin.

ITEM 5. RISK MANAGEMENT AND INTERNAL CONTROL POLICY

5.1. In relation to the risks indicated in item 4.1, inform:

a) whether the issuer has a formal risk management policy, informing, if so, the approving body and the approval date, and, if not, the reasons why the issuer has not adopted such a policy

We have a defined governance for policy review, applicable to Brazil as well as to international units. Preponderantly, policies define institutional guidelines, methodologies and processes, address regulatory requirements and best practices. The institution has internal policy that provides guidelines and establishes governance for risk management:

Policy	Approver body	Approval date
Risk Management	Board of Directors	02/23/2017
Credit Risk Management and Control(1)	Board of Directors	12/09/2016

(1) Available for consultation on website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies, Public Access Report - Credit Risk.

Operational Risk

The institution has an operational risk management policy (HF-19 – INTEGRATED MANAGEMENT OF OPERATIONAL RISK, INTERNAL CONTROLS AND COMPLIANCE), to establish guidelines and responsibilities associated with the management framework of the Operational Risk, Internal Controls and Compliance, which is annually updated and it is applicable to Itaú Unibanco Holding and its subsidiaries in Brazil and abroad.

This policy is disclosed in a corporate portal and a summary can be viewed in the "Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance", at www.itau.com.br/investor-relations, in the section Corporate Governance, Regulations and Policies. Public Report and HF-19 were updated and approved in 2016 (10/28/2016) by the Board of Directors.

Liquidity Risk

The Institution has a risk management policy disclosed on the corporate portal, (HF 25 – LIQUIDITY RISK MANAGEMENT AND CONTROL POLICY), aimed at establishing the liquidity risk management governance controlled by the Finance and Risk Management and Control Area of Itaú Unibanco Holding S.A. This policy was updated and published in 2017 (March 28, 2017), after being approved by the Board of Directors on February 23, 2017.

In addition, an internal circular (GR 78 - GOVERNANCE LCR - LIQUIDITY COVERAGE RATIO) was instituted to present the set of guidelines and procedures defined for the LCR disclosure decision process that should be adopted by all liquidity risk managers. The Policy was published in the corporate portal in 2016 (November 10, 2016) after approval by the Commission for Risk and Finance Regulations (CNRF) on October 3, 2016.

Risk and Capital Management

We regard risk management as an essential instrument to optimize the use of our resources and to assist us in selecting business opportunities in order to maximize value creation to stockholders.

Our risk management process:

•	identifies and measures existing and potential risks to our positions

•	approves risk management and control institutional policies, procedures and methodologies consistent with the directives from, and approved by, the Board of Directors; and

•	seeks the best risk-return ratios for Itaú Unibanco’s portfolio management.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and supporting units’ strategies, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which, through the Committees and Superior Commissions, described below, define the overall objectives by setting targets and limits for business units. The capital management and control units, in turn, support our management through monitoring and analyzing risk and capital processes.

Our risk management organizational structure is in conformity with Brazilian and international regulations in place and is aligned with the best practices of the market. Control of risks is performed in a centralized manner by an independent unit, in order to ensure that such risks are managed pursuant to our risk appetite and our existing policies and procedures. Centralized control is intended to provide the Board of Directors and senior management with a global view of our exposures to risks, as well as with a prospective view of our capital adequacy, so as to optimize and expedite corporate decisions.

We manage proprietary information technology (IT) systems to comply with capital requirements, as well as for risk measurement purposes, following regulations and regulatory models. We also coordinate actions among different units to verify compliance with qualitative and quantitative requirements established by relevant authorities to maintain the minimum required capital and monitor risks.

Risk Management

Credit Risk

We define credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of a credit agreement resulting from a deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiation; or debt recovery costs.

Our credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels that are consistent with our risk appetite, for each market segment in which we operate. Our credit risk governance is managed through subcommittees, which report to the Board of Directors or to our executive structure, and act primarily by assessing the competitive market conditions, setting our credit limits, reviewing control practices and policies, and approving these actions at the respective authority levels. This includes the risk communication and reporting processes, including disclosure of institutional and supplementary policies, and other information, on credit risk management, are responsibility of this structure. We manage the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase.

Our credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control credit risk inherent to all products, portfolio concentrations and potential changes in the economic environment. Our portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

The key assignments of the business areas are (i) monitoring the portfolios under their responsibility, (ii) granting credit, taking into account approval levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographical concentration, and (iii) credit risk management aimed at making the business sustainable.

Our credit policy is based on internal factors, such as: client ratings, performance and evolution of our portfolio, default levels, return rates, economic capital, among others; and on external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. Policies and products’ evaluation process enables us to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

With respect to our individuals, small and middle market companies, credit ratings are assigned based on two statistical models: (i) application (in the early stages of our relationship with a customer) and (ii) behavior score (used for customers with whom we already have a relationship) models. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows applicable authority levels.

For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, the economic group to which it belongs and the current and the prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

We have a structured process to maintain a diversified portfolio, which is considered appropriate by our institution. The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

We rate government securities and other debt instruments according to their credit quality parameters with the purpose of managing the exposures.

We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional limit breaches. We may use contractual covenants for these purposes, such as the right to demand early payment or require additional collateral.

To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. Models are used as tools to quantify these factors, and contribute to more exact decision-making.

The models used by us are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, to that they reflect risk parameters more accurately.

We rely on a specific structure and processes aimed at ensuring that the country is managed and controlled, including: (i) establishment of country ratings; (ii) determination of limits for countries; and (iii) monitoring of limits.

In line with the principles of CMN regulation, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all companies and subsidiaries in Brazil and abroad.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us.

Internally, we classify its risks events in:

•	Internal fraud;
•	External fraud;
•	Labor claims and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to our own physical assets or assets in use;
•	Interruption of our activities;
•	Failures in information technology systems; and
•	Failures in the performance, compliance with deadlines and management of our activities.

In line with CMN and Central Bank regulations, we have an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to our local and foreign companies and subsidiaries.

We have a governance process that is structured through forums and subcommittees composed of senior management, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department.

The objective of managing operational risk is to support decision-making, seeking always to identify and assess risks correctly, to create value for the shareholders and to protect our assets and our image. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area, so as to guarantee the quality of the control environments and comply with internal guidelines and current regulations.

Among the methodologies and tools used are the self-evaluation and the map of our prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

Crisis Management and Business Continuity

The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products.

Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to our image and reputation of its identity before its employees, clients, strategic partners and regulators. Our structure has a command center that constantly monitors daily operations, as well as the media channels in which we are mentioned. Our success of crisis management takes place through the focal agents, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions; and

•	Business Continuity Plans (BCP): document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of operations, we have established, in our BCP, corporate wide and customized actions for our lines of business by means of:

•	Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;

•	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations;

•	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and

•	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements the program applies the following tools to understand the institution:

•	Business Impact Analysis (BIA): evaluates how critical it is to resume processes that support the delivery of products and services. Through this analysis, the business’ resumption priorities are defined; and

•	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located. The controls’ efficiency is evaluated against potential threats in order to identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of our critical facilities.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/Corporate_Business_Continuity_Policy.pdf, for further details about our Corporate Business Continuity Policy.

Liquidity Risk

Liquidity risk is defined as the likelihood that an institution will not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

Our liquidity risk control is carried out by an independent group of our business units that is responsible for determining the composition of our reserves, proposing assumptions for the performance of cash flows, identifying, assessing, monitoring, controlling and reporting on a daily basis the exposure to liquidity risk, in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory agencies. All activities are subject to assessment by our independent validation, internal controls and audit departments.

The liquidity risk measurement comprises all financial trades of our companies, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, and credit lines contracted and not used.

Our liquidity policies and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document “Public Access Report – Liquidity Risk”, detailing the guidelines set forth by the institutional liquidity risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies.

We manage and control the liquidity risk on a daily basis, through governance approved at corporate bodies, which, among other things, provides for minimum liquidity limits to be adopted, sufficient to absorb possible cash losses under situations of stress, measured by both in-house and regulatory calculation methodologies.

As from October 1, 2015, a minimum Liquidity Coverage Ratio (LCR) has been required of banks with total assets exceeding R$100 billion, which is calculated on an individual or consolidated basis for institutions that are part of a Prudential Conglomerate. This indicator is calculated as required by the Central Bank of Brazil, in line with international guidelines.

As required by BACEN Circular Letter No. 3,724, Itaú Unibanco has, since October 2015, monthly sent to BACEN a disclosure requirement for the LCR. As from the second quarter of 2016, this information will be publicly disclosed, in accordance with BACEN Circular No. 3,749.

The table below shows the schedule for introduction of LCR, with a minimum requirement of 60% as from October 2015, rising gradually to 100% in January 2019.

Timetable for limits to be observed	From January 1st
	2015		2016	2017	2018	2019
Liquidity Coverage Ratio (LCR)	60	%(1)	70%	80%	90%	100%

(1) From October 1st 2015

Additionally, and pursuant to the requirements of Resolution CMN nº 4,090 and Central Bank regulations nº 3,749, we are required to deliver on a monthly basis our Liquidity Risk Statements (DLR) to the Central Bank and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	different scenarios for liquidity projections;
•	contingency plans for crisis situations;
•	reports and charts to enable monitoring risk positions;
•	assessment of funding costs and alternatives; and
•	tracking, monitoring and continuously control of funding sources considering counterparty type, maturity and other aspects.

Social and Environmental Risk

We perceive the social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of our activities.

Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases.

In addition, risks identified, prioritized and actions taken are reported to our management of social and environmental risk.

Please refer to http://www.itau.com.br/_arquivosestaticos/RI/pdf/pt/DOC_RI_POLITICA_DE_SUSTENTABILIDADE_DEZ_2016.pdf, for further details about our Sustainability and Social Environmental Responsibility Policy.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a technical support of our legal and risk control area, which has a team specialized in social and environmental management. Business units also have their criteria for the approval of new products, including assessing the social and environmental risks, which ensures compliance in all new products and processes employed by the institution. Governance with respect to these risks also includes the Social and Environmental Risk Committee, which is primarily responsible for emitting institutional views of social and environmental risk exposure related to our activities and operations.

Our efforts to improve the assessment of social and environmental risks have been recognized as a benchmark in Brazil and abroad, as shown by our recurring presence in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and the Euronext Vigeo – Emerging 70. In Brazil, we are included in the Corporate Sustainability Index. We have also been awarded numerous prizes on the subject.

Reputational Risk

We define reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of our bank among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, which could affect the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, start new businesses and continue to have access to financing sources.

We believe that our reputation is extremely important in achieving our long-term goals, which is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all of our operations and processes, we have an structure that seeks to ensure that potential reputational risks are identified, analyzed and managed while in the initial phases of its operations and the analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, which seek to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics guidelines and the prevention of corruption.

Regulatory Risk

We consider regulatory risk as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from lack of compliance with regulatory requirements. The regulatory risk is managed by way of a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the institution and monitoring the implementation of actions to comply with regulatory requirements.

We have a structure established in internal policies to recognize, distribute, monitor and comply with regulatory requirements. This structure involves various areas of the institution, and consists of: (i) lines of defense; (ii) monitoring draft legislation, public notices and public hearings; (iii) monitoring new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring action plans; (vi) controlling compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to our internal control methodology.

Model Risk

Our risk management already has proprietary models for risk management that are continuously monitored and reviewed whenever necessary, which aim at ensuring effective strategic and business decisions.

Model risk is defined as the risk that arises from the models used by us not correctly, reflecting, on a consistent basis, the relationships of variables of interest, which can create results that systematically differ from actual results. This risk may materialize due the application of models to situations that differ from those originally modeled for or as a result of methodological inadequacies during their development.

The best market practices are used to manage the modeling risks to which the institution is exposed during the entire lifetime of each model utilized. Best market practices can be classified into four main steps: development, implementation, validation and use. The best practices used by the institution with respect to model risk control include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the development of the model in question; (iii) the use of conservative estimates in judgmental models; (iv) use of external benchmarks; (v) approval of results generated in model implementation; (vi) independent technical validation of models; (vii) validation of use of models; (viii) assessments of the impact in the use of models; (ix) monitoring of performance of models; and (x) monitoring of the distribution of the explanatory variables and final score with respect to a model.

Country Risk

Country risk is defined as the risks of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to the country.

We operate in many other countries in addition to Brazil. In addition to our foreign units, we have a relationship with borrowers, issuers, counterparties and guarantors from many places in the world, regardless of whether we have a foreign unit in the place where the borrower, issuer, counterparty or guarantor is located.

We have a specific structure for the management and control of country risk, consisting of commissions and committees and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for specific countries; and (iii) the monitoring of limits.

Business and Strategy Risk

We define the business and strategy risk as the risk of a negative impact on our financial results or capital as a consequence of flaws in the strategic planning, making adverse strategic decisions, our incapability to implement the proper strategic plans and/or changes in its business environment. Since business and strategic risk can directly affect the performance of our bank, we have implemented various mechanisms to ensure that both the business and the strategic decision making processes follow proper governance standards, have the active participation of officers and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the establishment of business and strategy guidelines count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, we have governance and processes that involves the Risks & Finance Control and Management Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) the qualifications and incentives of board members and executives; (ii) the budgetary process; (iii) product assessment; (iv) the evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Insurance, Pension Plan and Capitalization Risk

Products that compose portfolios of our insurance companies are related to life and elementary insurance, as well as pension plans and premium bonds. Accordingly, we understand that the main risks inherent to these products are:

•	Underwriting risk is the possibility of losses arising from insurance products, pension plans and premium bonds that go against our expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market risk is the possibility of losses resulting from fluctuations in market value of assets and liabilities that comprise technical actuarial reserves;
•	Credit risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets or reinsurance;
•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and premium bonds operations; and
•	Liquidity risk in insurance operation is the possibility of the institution not be able to timely honor its obligations to policyholders and beneficiaries due to the lack of liquidity of the assets comprising actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and premium bonds are properly identified, measured, assessed, reported and approved in relevant forums, we have a risk management framework, whose guidelines are established in institutional guidelines, approved by our Board, applicable to companies and subsidiaries exposed to risk from insurance products, pension plans and premium bonds, in Brazil and abroad.

The process of risk management for insurance, pensions and premium bonds plans is based on defined responsibilities distributed between the control and business areas, ensuring that they are independent of each other and focusing on the special nature of each risk, as per the guidelines established by us.

As part of the risk management process, there is a governance structure where decisions may be escalated to subcommittees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Each year, liabilities for long-term products, which result in projected future benefits flows, are mapped using actuarial assumptions. This mapping enables Asset Liability Management models to be created, and these are used to define the best composition of the asset portfolio to neutralize the risk of this type of product, taking into account their economic and financial viability over the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, our liquidity requirements and the changes in the characteristics of the liabilities.

Capital Management

The Board of Directors is the main body responsible for our capital management and is responsible for approving the institution’s capital management policies and guidelines. The Board is also responsible for approving the ICAAP (Internal Capital Adequacy and Assessment Process) report, a process which is intended to assess our capital adequacy by identifying material risks; by defining the need for additional capital for such risks and the internal means of quantifying it; by preparing a capital plan, both for normal and stress situations; and by structuring a capital contingency plan. At the executive level, committees are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. As for the subcommittees, we have a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

In order to provide the necessary information for supporting decision making by the Executives and the Board of Directors, management reports are prepared and presented at subcommittees, informing about our capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

Minimum requirements

Our capital minimum requirements are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, and risk-weighted assets, or RWA. These are consistent with a set of resolutions and circulars disclosed by the CMN and the Central Bank of Brazil since 2013, implementing in Brazil the global capital requirement standards known as Basel III.

The PR consists of the sum of Tier 1 and Tier 2 Capital, as defined by CMN resolutions. The total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks based on standardized approaches.

From January 1, 2016 to December 31, 2016, the minimum Total Capital ratio required was 9.875%. The required minimum Total Capital ratio was 11% between October 1, 2013, and December 31, 2015. The required minimum Total Capital ratio is scheduled for a gradual reduction to 8% on January 1, 2019.

Additionally, the Central Bank rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time. Under CMN Resolution, the values of the components ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5% as from January 1, 2019. However, the countercyclical capital buffer is triggered during the credit cycle expansion phase, and currently, according to Central Bank rules, the required amount for the countercyclical capital buffer portion is zero. Further, if this portion should increase, the new percentage takes effect only 12 months after the announcement. In the case of component ACPSystemic, the current requirement applicable under Central Bank rules is 0%, increasing gradually from 0.25%, as from January 1, 2017, to 1% as from January 1, 2019.

The Basel III regulatory reform also redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are governed by CMN Resolution 4.192, including a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements.

Composition of Capital

Pursuant to current regulations, our Referential Equity (PR), used to monitor compliance with the capital requirements imposed by the Central Bank, is the sum of Tier 1 Capital and Tier 2 Capital, according to which:

•	Common Equity Tier 1: sum of social capital, reserves and retained earnings, less deductions and prudential adjustments
•	Additional Tier 1 Capital: consists of instruments of perpetual nature, which meet certain eligibility requirements. Together with Common Equity Tier I it makes up Tier I capital; and
•	Tier 2 Capital: consists of subordinated debt instruments with defined maturity dates that meet certain eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

In accordance with CMN Resolution 4,193 and subsequent amendments, for the purpose of calculating minimum capital requirements, the amount of RWA, obtained by adding up the following installments, must be calculated:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using standardized approach;

RWAMINT = portion related to the market risk capital requirement, calculated using internal approach, according to Central Bank rules, it includes units which are not considered significant, which follow standardized model;

RWAOPAD = portion related to the calculation of operational risk capital requirements, calculated using standardized approach.

Capital Adequacy

Through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks. For ICAAP, capital is composed by regulatory capital for credit, market and operational risks, and by the necessary capital to face other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain Referential Equity levels above the minimum levels, according to the Common Equity Tier I, Additional Tier I Capital, and Basel ratio.

On December 31, 2016, our Regulatory Capital reached R$139,477 million, of which R$ 115,940 milion as Tier 1 Capital and R$ 23,537 milion as Tier II Capital.

		As of December 31,
Capital Composition	Prudential Conglomerate		Financial Conglomerate	Variation
	2016	2015	2014	2016-2015	2015-2014
	(In millions of R$)			(%)
Tier 1 Capital (1)	115,940	101,001	96,232	14.8	5.0
Common Equity Tier 1 Capital (2)	115,408	100,955	96,212	14.3	4.9
Additional Tier 1 Capital (3)	532	46	20	1,056.5	130.0
Tier 2 Capital (4)	23,537	27,464	33,559	(14.3)	(18.2)
Referential Equity	139,477	128,465	129,790	8.6	(1.0)
Minimum Referential Equity Required	72,210	79,471	84,488	(9.1)	(5.9)
Surplus Capital in relation to the Minimum Referential Equity Required	67,267	48,994	45,302	37.3	8.1
Additional Common Equity Tier I requirement	4,570
Referential equity calculated for covering the interest rate risk on operations not classified in the trading portfolio (RBAN)	2,264	1,275	1,846	77.6	(30.9)
Risk weighted assets (RWA)	731,240	722,468	768,075	1.2	(5.9)

(1) Comprised of the Common Equity Tier 1 Capital, as well as the Additional Tier 1 Capital.

(2) Sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

(3) Comprised of of instruments of a perpetual nature, which meet eligibility requirements.

(4) Comprised of subordinated debt instruments with defined maturity dates, which meet eligibility requirements.

Our BIS ratio (calculated as the ratio between our Regulatory Capital and the total amount of RWA) reached 19.1%, on December 31, 2016, an increase compared to December 31, 2015, mainly explained by an increase in Regulatory Capital. Our BIS ratio on December 31, 2016 consisted of 15.9% of Tier 1 Capital and 3.2% of Tier 2 Capital.

	As of December 31,
Capital Ratios	Prudential Conglomerate		Financial Conglomerate
	2016	2015	2014
	(%)
BIS ratio	19.1	17.8	16.9
Tier 1 Capital	15.9	14.0	12.5
Common Equity Tier 1 Capital	15.8	14.0	12.5
Additional Tier 1 Capital	0.1	-	-
Tier 2 Capital	3.2	3.8	4.4

b) the objectives and strategies of the risk management policy, if any, including:

i. risks that are intended to be hedged Itaú Unibanco has a risk management framework aimed at (i) identification of the risks; (ii) analysis of materiality; (iii) risk measurement; (iv) responses to risks; (v) risk monitoring; and (vi) communication and reporting. In addition to meeting regulatory requirements, the identification process should be continuously improved. Among the risks to which we seek hedge, we highlight as follows:

Credit Risk

Credit risk is the possibility of losses due to the failure by the borrower, issuer or counterparty to perform their respective financial obligations under agreed upon terms, the devaluation of a credit agreement arising from a deterioration of the risk rating of the borrower, issuer or counterparty, the reduction of earnings or remuneration, and the benefits granted upon renegotiation or the recovery costs.

For further information, see “Risk and Capital Management - Pillar 3” on website www.itau.com.br/investor-relations, Corporate Governance.

Operational Risk

The aim of the policy is to ensure a clear understanding of the roles and responsibilities at all levels of the conglomerate related to the risk management guidelines, as determined by the Board of Directors. Among them:

•	Identify, evaluate and control and/or mitigate operational risk events.
•	Monitor exposures to operational risk events.
•	Report to the committees established in governance the relevant operational risk events and their deviations from the tolerance levels settled.

The risks we seek hedge and/or mitigation are classified in accordance with the definitions adopted by the Basel Committee and the Central Bank of Brazil:

•	Internal fraud;
•	External fraud;
•	Labor claims and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to our own physical assets or assets in use;

•	Interruption of our activities;
•	Failures in information technology systems; and
•	Failures in the performance, compliance with deadlines and management of our activities.

Liquidity Risk

We seek to hedge against the likelihood that we will not be able to effectively honor our expected or unexpected current and future obligations, including those from guarantee commitments, without affecting our daily operations and not incurring significant losses.

ii. instruments used for hedging purposes

Risk management principles

To assume and manage risks is the essence of our activities and, for this, we must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the organization and the risk culture guides the attitudes required to manage them. We seek to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The principles bellow provide risk management, risk appetite fundamentals, and the guidelines regarding the actions taken by our employees in their daily routines:

1. Sustainability and customer satisfaction: We intend to be a leading bank in sustainable performance and customer satisfaction. We are concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. We'll just do business that is good for customers and for the bank

2. Risk Culture: Our risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. Please refer to the Risk Culture item bellow for further information.

3. Risk Pricing: We operate and assume risks in business that we know and understand and we avoid unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios.

4. Diversification: We have low appetite for volatility in our results and accordingly, we operate with a diversified base of customers, products and business, seeking risk diversification we are exposed and giving priority to low-risk transactions.

5. Operational excellence: We intend to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services.

6. Ethics and respect for regulations: At Itaú Unibanco, ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for our reputation.

In 2016, we reviewed our risk appetite policy, which was established and approved by the Board of Directors and guides tour business strategy. Our risk appetite is grounded on the following declaration of the Board of Directors:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

•	Capitalization dimension: establishes that we should have sufficient capital to protect against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up on our capital ratios in usual or stress situations, and debt issue ratings.

•	Liquidity dimension: establishes that our liquidity should be able to support long stress periods. It is monitored by following up on our liquidity ratios.

•	Composition of results dimension: establishes that our business will basically focus on Latin America, where we will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

•	Operational risk dimension: focuses on controlling operational risk events that may adversely impact our business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

•	Reputation dimension: deals with risks that may impact our brand value and reputation before customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on our customers’ satisfaction or dissatisfaction, our media exposure and observation of our conduct.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Risk appetite is regularly monitored, analyzed and reported to executive levels and the CGRC. If the monitoring of some metrics points to a level above the risk appetite, in normal or projected situations, there is a pre-established governance with authority reporting levels, including to the Board of Directors, which organizes the necessary discussions and actions to be taken to resume exposure to desired levels of risk appetite.

Risk Culture

Aiming at strengthening our values and aligning the behavior of our employees with risk management guidelines, we adopt several initiatives to disseminate the risk culture. Our Risk Culture is based on four basic principles:

•	We take risk consciously;

•	We discuss about our risks;

•	We take action on our risks;

•	We are all risk managers.

These principles are our guidelines and aim to help our employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to the bank’s policies, procedures and processes, the risk culture strengthens the employees’ individual and collective responsibility for managing the risks connected to their individual activities, respecting business management with ethics.

We promote the risk culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and an open discussion about the risks, so that they are kept within the risk appetite levels established, being liable for each employee individually, regardless of their position, area or duties.

We also make some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for us or our customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of a situation.

Operational Risk

We have a governance structured based on discussion forums and corporate bodies, which, in turn, report to the Board of Directors, and on well-defined roles and responsibilities to reinforce the segregation among the business, management and control activities, thus ensuring the independence between units and, consequently, informed decisions with respect to risks. This is reflected in the risk management carried out on a decentralized basis under the responsibility of the business units, and in the centralized control carried out by the Operational Risk and Internal Control and Compliance units by means of methodologies, training and monitoring of the control environment on an independent basis.

Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritized risks, the approval of processes, products, and system development projects, the monitoring by test of controls and action plans of identified failures. Our operational risk framework ensures a conceptual exclusive basis for the management of processes, systems, and new products and services.

Liquidity Risk

We ensure full capacity to honor payments with respect to financial commitments assumed and we manage our liquidity reserves through estimates of funds that will be available for investments, taking into account the continuity of business in normal conditions.

Our liquidity risk control is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows in different timeframes, proposing and monitoring liquidity risk limits in accordance with the institution’s risk appetite, communicating any mismatches, considering the liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory bodies.

All activities are subject to assessment by the independent validation, internal controls and audit departments.

iii. organizational structure for risk management

Risk Governance and Capital

Risk and capital governance

As previously mentioned, the CGRC is responsible for supporting the Board of Directors in performing its duties related to our capital and risk management. At the executive level we established subcommittees, chaired by our CEO, that are responsible for risk and capital management and report directly to the Risk and Capital Management Committee. The Board of Directors is the main authority with respect to risk and capital management decisions. The following committees are part of our risk and capital management governance structure:

Risk & Capital Management Committee (CGRC): supports the Board of Directors in performing its duties related to our risk and capital management by meeting, at least, four times annually, and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

▪	Decisions regarding the risk appetite of the institution, in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy and including: acceptable levels of capital and liquidity; types of risk to which we could be exposed as well as aggregate limits for each type of risk; tolerance with respect to volatility of results and risk concentrations; and general guidelines on tolerance regarding risks that may have an impact on the value of our brand (i.e., image risk);
▪	Supervision of our risk management and control activities in order to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements;
▪	Review and approval of policies and strategies for capital management, which establish mechanisms and procedures for maintaining capital compatible with the risks that are taken by us;
▪	Establishing our minimum expected return on capital as a whole and for our lines of business as well as monitoring performance;

▪	Supervision of our incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives; and
▪	Fostering improvement in our Risk Culture.

See item 12. General Meeting and Management for more information on the responsibilities of the Audit Committee and for further information about the CGRC.

Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines.

Superior Operational Risk Committee (CSRO): meets on a bimonthly basis and is responsible for understanding the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our Internal Controls and Compliance System.

Superior Products Committee (CSP): meets on a weekly basis and is responsible for evaluating products, operations, services and processes that are beyond the authority of the Products Committees that report to it or that involve image risk to us.

Superior Retail Credit and Collection Committee (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies.

Superior Wholesale Credit and Collection Committee (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies.

Additionally, we have subcommittees, chaired by our CRO and CFO, which are also responsible for risk and capital management. They can report directly to the Risk and Capital Management Committee or to the subcommittees mentioned above.

To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our CRO and CFO, intending to independently and in a centralized manner to ensure that the institution’s risks and capital are managed in accordance with established policies and procedures.

Superior Credit Committee (CSC): meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the Credit Committees that report to it, and analyzing decisions which were not made due to a lack of consensus at the committee immediately subordinate to it or cases where, due to the relevance or characteristics of the topic or other features, these Credit Committees decide to submit to its review.

Additionally, we have corporate bodies chaired by our CRO & CFO, which are also responsible for risk and capital management. These corporate bodies report directly to the Risk and Capital Management Committee or to the other committees mentioned above.

To support this framework, we count on the Risk and Finance Control and Management Area, composed of specialized officers subordinated to our CRO & CFO, aimed at ensuring, on an independent and centralized basis, that the risks faced by and the capital of the institution are managed in accordance with applicable policies and procedures.

Internal Audit

The Internal Audit area is subordinated, at the administrative level, to the Presidency of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are supervised by the Audit Committee of Auditoria of Itaú Unibanco Holding S.A. and monitored by the Superior Operational Risk Committee (CSRO).

The Internal Audit representation offices located in Foreign Units report, at a technical level, to the Audit Executive Office of Itaú Unibanco S.A., and its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A., as well as by local Audit Committees.

The Internal Audit area confirms its professional independence, on an annual basis, to the Presidency of the Board of Directors.

Any actual or apparent impediments to the independence or objectivity are reported to the Presidency of the Board of Directors and to the Audit Committee. The internal audit activities carried out and the use of the name "internal audit" in the Conglomerate are exclusive to the Audit Executive Board of Itaú Unibanco. The Internal Audit area’s purpose is to evaluate the activities carried out by the Conglomerate, through audit techniques, thus enabling Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations.

The Internal Audit area has an agenda to report to the Governance, which includes meetings with the Audit Committee, Executive Committee, Chairman of the Board of Directors, and the Board of Directors.

Internal Controls

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

The internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with generally accepted accounting principles. The internal controls related to the financial statements include policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil (BRGAAP), and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and officers; and (iii) provide reasonable assurance regarding the timely prevention or detection of any unauthorized acquisition, use or allocation of the company’s assets, which could have a significant effect on the financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not be able to avoid or detect errors. Therefore, even these controls, which had been designed to be effective, may be proven unable to prevent or detect errors. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

Management assessed the effectiveness of our internal controls related to the financial statements at December 31, 2015, and adopted the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control ("COSO") – Integrated Framework (2013). Based on this evaluation and criteria, Management concluded that the internal controls related to the financial statements are effective with respect to December 31, 2015.

c) the adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The integrated management of operational risk, internal controls and compliance is in conformity with the internal policy approved by the Board of Directors, and is structured in three lines of defense:

•	1st line: represented by the business and risk control areas, it is responsible for identifying, measuring, assessing, and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules).

•	2nd line: represented by the independent internal controls/ validation area, it is responsible, among others, for disclosing and ensuring the application of decisions, policies and strategies with respect to operational risk management, as well as validating policies and processes on an independent basis.
•	3rd line: represented by the Internal Audit Area, it is responsible, among others, for verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management.

The activities of the 2nd line of defense is carried out by the Internal Controls, Compliance and Operational Risk Executive Board (DCIC), which, as it is segregated from the business and risk control areas, ensures its independence.

The 2nd line of defense carries out the validation of processes focused on identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, thus ensuring that any losses and risks are kept within the limits established by the institution.

Credit Risk

The validation by Executive Office of Operational Risk and Compliance (DEROC) of the credit risk is supported by risk and control assessments carried out by internal control officials, as well as by the credit model validation, which are conducted by the Technical Model Validation area. Assessments are conducted over the year through risk mapping and compliance testing of the main processes with exposure to credit risk. Any weaknesses identified are recorded and forwarded to the areas in charge of the action plan for due correction.

The findings of the assessments show that the control environment for credit risk is adequate since there are credit risk management processes in place, credit strategies and policies adhere to risk appetite guidelines, defined authority levels are observed, and the timely monitoring of the quality of the loan portfolios are carried out.

Operational risk

The Integrated Management Model of Internal Controls, Compliance and Operational Risk aims at identifying, prioritizing and managing any possible operational risks, monitoring and reporting management activities with the purpose of ensuring the quality of the control environment for operational risk.

The monitoring of the operational risk management is carried out through:

•	control environment assessments conducted by the Internal Controls, Compliance and Operational Risk area;
•	the dissemination of the risk management culture;
•	the attendance and evaluation of forums for management of risks of each executive area;
•	the monitoring of operational risk indicators and the adherence to regulations.

The findings of these analyses corroborate our conclusion that we have an adequate operational risk control environment.

Liquidity Risk

The independent validation of the processes and controls used along the Liquidity Risk chain is carried out annually by the DEROC, 2nd line of defense, through the process mapping and testing of any existing key controls, which allow for an independent challenge. The findings of these analyses corroborate our conclusion that we have an adequate liquidity risk control environment.

l5.2. In relation to the market risks indicated in item 4.2, inform:

The risk management strategy of Itaú Unibanco is aimed at balancing corporate business goals, taking into account, among other things:

•	political, economic and market scenarios;
•	the market risk profile of the portfolio of Itaú Unibanco; and
•	the expertise to support operations in specific markets.

The Issuer’s risk management seeks the best corporate governance practices recommended by international bodies and the Basel Accord.

The institutional market risk management policy is a set of principles contained in the CMN regulations, and applicable to all Itaú Unibanco’s business units and legal entities.

a) whether the issuer has a formal market risk management policy, informing, if so, the approving body and the approval date, and, if not, the reasons why the issuer has not adopted such a policy

Our institutional market risk management policy is a set of principles contained in the CMN regulations, and applicable to all business units and legal entities of the Itaú Unibanco Group.

Our risk management strategy seeks to balance corporate business goals, taking into account, among others:

•	political, economic and market scenarios;
•	the market risk profile of the portfolio; and
•	the expertise to support operations in specific markets.

Our market risk management process is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (such as Banking Portfolio, Trading Portfolio, Equities Desk), as well as some types of market risk (such as interest rate risk, and foreign exchange risk). Daily risk reports, used by the business and control areas, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews. Our market risk control framework is responsible for:

•	providing visibility and assurance for all senior management levels that market risks assumed are in line with our risk-return objectives;
•	promoting a disciplined and informed dialogue about the overall market risk profile and its evolution over time;
•	increasing transparency as to how the business seeks to optimize results;
•	providing early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	monitoring and preventing risk concentration.

The market risk is controlled by an area independent from the business units, and is responsible for performing the daily activities of: (i) risk measurement and assessment; (ii) monitoring stress scenarios, limits and alerts; (iii) application of stress scenarios, and related analysis and tests; (iv) reporting risk findings to responsible individuals within the relevant business unit in accordance with our governance requirements; (v) monitoring any necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured communication and information flow process that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and foreign regulatory agencies.

Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Market and Liquidity Risk Committee (CSRML) or proper authority level, which meets at least once a month. This structure of limits and alerts promotes control effectiveness and coverage and is reviewed at least annually. The framework of limits and alerts ranges from monitoring aggregated risk indicators (portfolio levels) to granular limits (individual desk levels), among others. The structure of market risk limits extends to the risk factor level, with specific limits aimed to improve the monitoring and understanding of the risk as well as to avoid risk concentration. These limits are determined based on projected balance sheet results, stockholders’ equity, liquidity, market complexity and volatility, and our risk appetite. The process of setting these limit levels and breach reporting follows the procedures approved by our financial conglomerate´s institutional policies. Our information flow aims at providing information for all our executive levels, including the Board of Directors members through the CGRC, which meets once a month. Risk limits are monitored daily and any excess and potential breaches of limits are reported and discussed at the proper authority levels:

•	Within one business day, to the management of the relevant business units and to the risk control area and the business unit executives; and
•	Within a month, to the Superior Market and Liquidity Risk Committee (CSRML) whenever this is the proper authority level.

The market risk management is governed by the internal policies below, approved by the respective proper bodies: The Risk and Finance Policies Committee (CNRF) for policies with GR reference code, and the Board of Directors for policies with HF reference code.

Reference	Policy	Revised on
HF-8	Market Risk Control	03/23/2017
HF-21	Classification of Operations	10/28/2016
GR-49	Database of Market and Liquidity Risks, Results and Operations	01/10/2017
GR-50	Criteria for Control of Operations in Trading and Banking Portfolios	01/20/2017
GR-51	Management of Market Risk Limits	01/27/2017
GR-53	Pricing Parameters	01/20/2017
GR-54	Market Risk Backtesting	01/20/2017
GR-55	Market Risk Stress Testing	01/20/2017
GR-56	Control and Monitoring of Unusual Operations with Treasury Products	01/05/2017
GR-58	Non-standardized Product Treatment Policy	06/02/2016
GR-60	Preparation of Market Risk Models	01/30/2017
GR-61	Prudential Adjustments Calculation Process	01/20/2017
GR-62	Policy for Engaging and Recording Business of Treasury and Related Areas	01/30/2017
GR-64	Effectiveness of Economic Hedging of Foreign Investments	01/06/2017
GR-65	Market Risk Statement	01/06/2017
GR-77	Governance of Internal Market Risk Models	01/06/2017

b) the objectives and strategies of the market risk management policy, if any, including:

i.	market risks that are intended to be hedged

Hedges are mainly used against risks posed by fluctuations in interest, inflation and foreign exchange rates.

ii.	equity hedging strategy

The hedging strategy is aimed at adjusting income from foreign exchange variation after taxes on foreign investments (accounting basis) and its hedges. An economic hedge is composed of positions aimed at hedging income from foreign exchange variation on foreign investments. Economic hedges may be traded on stock or over-the-counter markets and through foreign currency liabilities.

The market risk management is aimed at mapping and controlling the risk of mismatches. The Market and Liquidity Risk Control Executive Board is responsible for mapping, calculating and informing market risks and mismatching of terms, currencies and indexes, as well as the use of limits approved by proper committees or authorities.

Treasury conducts hedging transactions to mitigate and manage risks of mismatches, complying with the limits of exposure and risks approved by proper committees or authorities. For management of these risks, the information provided and economic data are analyzed for hedging purposes.

The so-called hedge accounting derivatives are monitored in accordance with their effectiveness and accounting impact.

iii.	instruments used for equity hedging purposes

When necessary, the Issuer operates in the market with derivative financial instruments.

The Bank uses a number of financial instruments for risk management, including securities and derivatives traded on over-the-counter or stock exchanges. Derivatives mainly include:

•	interest rate and foreign currency futures contracts
•	Non-Deliverable Forward (NDF)
•	interest rate and foreign exchange swap contracts
•	Options

Transactions with derivative financial instruments are classified based on their characteristics, risk management or cash flow hedging.

iv.	parameters used for managing these risks

Risk parameters used by the Issuer include market risk measures, such as:

• Value at Risk (VaR): a statistical metric that quantifies potential economic losses in normal market conditions, considering a defined holding period and confidence level;

• Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historical scenarios);

• Stop Loss: a mechanism that triggers a management review of positions, if accumulated losses in a given period reach specified levels;

• Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and

• Stressed VaR: a statistical measure derived from VaR calculation, aimed at capturing the largest risk in simulations of the current portfolio, taking into account observable returns in historical extreme volatility scenarios.

Additionally, sensitivity and loss control measures are also analyzed. These include:

• Gap Analysis: accumulated exposure of cash flows by risk factor, marked-to-market and allocated on settlement dates;

• Sensitivity (DV01 – Delta Variation): impact on the market value of cash flows when a one basis point change is applied to current interest rates or index rates; and Sensitivities to Various Risk Factors (Greek) - partial derivatives of a portfolio of options in connection with the prices of underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco manages its exposure based on the net of hedging and hedging objects. The controls that use net exposure limits are applied in accordance with the risk appetite determined by the bank.

v.	if the issuer operates financial instruments with goals diverse from equity hedging and what are these goals

The Issuer hedges transactions with clients and proprietary positions to take advantage of market opportunities, seeking to mitigate risks arising from fluctuations in prices of market risk factors and mismatches, and maintaining the classification of operations within exposure limits in effect approved by proper committees/authorities.

Derivative instruments are used for these hedging activities and treasury proprietary transactions. For situations in which these are hedge accounting transactions, both hedge effectiveness and any accounting impacts are monitored. Accounting and economic hedging procedures are governed by institutional policies.

vi.	the organizational structure for market risk management control

Market Risk

Senior management is directly involved in market risk management, conducted on an ongoing basis with commissions and committees meeting regularly so that the risk assessment and its impact on capital have an effective impact on the decision-making process of all levels, whether related to products, activities, processes or systems of Itaú Unibanco.

Figure 1 shows Itaú Unibanco’s senior management within the scope of risk governance, highlighting the Board of Directors as its highest risk and capital management authority body. Directly related to the Board of Directors, the following committees assist the Board in exercising its risk and capital management activities and in overseeing risk management and control processes, comprising the current risk governance:

▪	Capital and Risk Management Committee
▪	Audit Committee

Information on the Board of Directors’ activities and responsibilities is available in the Itaú Unibanco Holding’s Bylaws and Corporate Governance Policy, available for consultation in the Itaú Unibanco’s Investor Relations’ portal.

Information on the activities and responsibilities of the committees directly related to the Board of Directors is based on the [HF-24] institutional policy, which consolidates the Corporate Governance principles and practices adopted by Itaú Unibanco Holding, and on the Internal Charter of each committee, available for consultation in the Itaú Unibanco’s Investor Relations’ portal.

At the executive level, Itaú Unibanco has executive committees that help the coordination of administrative activities; for risk and capital management, we list below the superior committees comprising the current risk governance. These superior committees count on the presence of Itau Unibanco’s CEO, with decision authority for risk and capital management issues. Rules and other information on the superior committees activities and responsibilities are detailed along this chapter, reflecting the current governance, and are based on internal policy [AG-2]:

▪	Superior Market and Liquidity Risk Committee (CSRML)
▪	Superior Operational Risk Committee (CSRO)
▪	Superior Product Committee (CSP)
▪	Superior Retail Credit and Collection Committee (CSCCV)
▪	Superior Wholesale Credit and Collection Committee (CSCCA)
▪	Superior Credit Committee (CSC)

In addition to the committees directly related to the Board of Directors and Superior Committees that comprise the current risk governance, we present other relevant bodies involved in the risk and capital management activities, also included in Figure 1.

Figure 1 – Market Risk Governance

Capital and Risk Management Committee (CGRC)

It is incumbent upon the Capital and Risk Management Committee to support the Board of Directors in the performance of its duties related to the Company’s risk and capital management, by submitting reports and recommendations to assist the decision making of the Board with respect to:

▪      definition of the Company’s risk appetite, in terms of capital, liquidity, results and franchise, ensuring its alignment with the strategy, including: acceptable levels of capital and liquidity for the Company, types of risk to which the Company could be exposed and aggregate limits for each type of risk, tolerance to volatility of results and risk concentrations, and general guidelines on tolerance to risks that may impact the Company’s franchise (e.g., image risk);

▪      supervision of the Company’s risk management and control activities to ensure adequacy to the risk levels assumed and the complexity of transactions, as well as compliance with regulatory requirements;

▪      review and approval of capital management policies and strategies that establish mechanisms and procedures intended to keep capital consistent with the risks incurred by the institution;

▪      determination of the Company’s minimum expected return on capital as a whole and its business lines, as well as performance monitoring;

▪      supervision of incentive structures, including compensation, to ensure alignment with risk control and value creation objectives; and

▪      promotion and improvement of the Company’s risk culture.

The Capital and Risk Management Committee is composed of at least three (3) and at the most ten (10) members, elected annually by the Board of Directors among its members and professionals of proven knowledge in the area.

Frequency of meetings: at least four times a year.

Superior Market and Liquidity Risk Committee (CSRML)

CSRML is aimed to determine guidelines and governance for investments and market and liquidity risks in connection with the Bank’s consolidated positions and business lines. Accordingly, the CSRML is mainly responsible for:

▪      market and liquidity risk strategic management;

▪      analyzing current and future levels of liquidity and taking actions intended to promote the secure and efficient management of the Holding Company’s cash flows;

▪      discussing and deciding additional liquidity and market risk limits, within the authority assigned by the CGRC; and

o      guidelines on activities and decision-making powers assigned to the Market and Liquidity Risk Committee (CGRML);

o      retention periods for main types of risks, including those in addition to the ones assigned by the CGRC;

o      issues and limits related to treasury operational risk;

o      stop loss policy;

o      incentive policies;

o      maximum levels of liquidity mismatch (GAP) for various terms and currencies, minimum levels of reserves in local and foreign currencies, subordinated to those defined by the CGRC, which may even determine additional or supplementary controls and limits, if required;

o      the funding and investment policy in domestic and international financial markets;

o      criteria and rules for determining internal transfer pricing of funds in the conglomerate’s companies;

o      strategies for financing the group portfolios;

o      criteria and models for assessing liquidity risk;

o      liquidity contingency plans;

▪      establishing guidelines and governance for market and liquidity risks for managing funds from the Technical Reserves and the Insurance, Pension Plan and Premium Bonds (capitalization) equity;

▪      monitoring the proper Asset Liability Management (AML) of private pension plan entities (foundations) related to the Itaú Unibanco Group;

▪      monitoring the adequate management of the objectives and governance of defined investments and risks.

The committee is composed as follows:

▪      CEO of the Itaú Unibanco Holding;

▪      Director-General of Wholesale;

▪      Director-General of Retail;

▪      Director-General of Technology and Operations;

▪      Vice-President of the Risk and Finance Management and Control Area (ACGRF);

▪      Vice-President of the Legal Area, Ombudsman’s Office, Human Relations, Government Relations and Corporate Communications;

▪      Vice-Presidents of Institutional Treasury;

▪      Vice-President of Investment Banking;

▪      Risk Officers;

▪      Finance Officers;

▪      Institutional Treasury Officers;

▪      Chief-Economist.

Frequency of meetings: once a month.

Market and Liquidity Risk Committee (CGRML)

It is mainly responsible for:

▪      discussing proposals for changing higher authority limits;

▪      defining and monitoring its authority limits;

▪      monitoring the impact of regulatory changes in liquidity and market risk of the group.

The committee is composed as follows:

▪      Vice-President of Institutional Treasury;

▪      Vice-President of the Risk and Finance Management and Control Area (ACGRF);

▪      Trading Officer;

▪      Banking Officer;

▪      Market and Liquidity Risk Control Officer;

▪      Desks, Products and Planning Officer;

▪      Capital Management Officer.

Frequency of meetings: once a month.

Risk and Finance Policies Committee (CNRF)

The CNRF is aimed at improving governance and revising risk and capital policies.

This committee is mainly responsible for:

▪      revising and approving by consensus the circulars and annexes under management of the Risk and Finance Management and Control Area (ACGRF);

▪      validating the HF policies under management of the ACGRF for final approval of the Board of Directors;

▪      ratifying annexes approved by specific authority levels.

The committee is composed as follows:

▪	Internal Controls, Compliance and Operational Risk Officer (Chairman Secretary);
▪	Modeling and Credit Risk Officer;
▪	Market and Liquidity Risk Control Officer;
▪	Corporate Control Officer;
▪	Corporate Security Officer;
▪	Executive Finance Officer;
▪	Financial Planning and Managerial Control Officer;
▪	Financial Control Officer;
▪	Capital Management Officer;
▪	Officers of other areas involved with the policies;
▪	Permanent Guest: Internal Audit Officer.

Minimum quorum required: The minimum quorum is three officers, and at least one specialized in risks and one in finance. The presence of the proposing officer is mandatory. In the absence of the proposing officer, he or she may be represented by an officer from the same executive area.

Frequency of meetings: At least five times a year.

Market Model Assessment Technical Committee (CTAM Market)

The CTAM Market is aimed at approving market, pricing and liquidity risk models, based on the independent opinion of the model validation area, and recommending and monitoring action plans for validated models. It is mainly responsible for:

▪	approving models related to market, pricing and liquidity risk calculation;
▪	deciding on whether to use market, pricing and liquidity risk models;
▪	approving, recommending, suggesting and monitoring action plans proposed for validated models;
▪	monitoring the performance of market risk models over time, determining new developments, if required.

The committee is composed as follows:

▪	Market and Liquidity Risk Control Officer;
▪	Internal Controls, Compliance and Operational Risk Officer;
▪	Internal Controls, Risk and Finance Compliance Superintendent;
▪	Specialized Client Service Superintendent;
▪	Market and Liquidity Risk Superintendent;
▪	Risk Infrastructure Superintendent;
▪	Treasury Planning Superintendent.

Delegation of decision-making power: In case of absence of the Market and Liquidity Risk Control Officer, he or she may delegate decision-making power to his or her respective superintendents.

The Internal Controls, Compliance and Operational Risk Officer may not delegate decision-making power.

Minimum quorum required: Market and Liquidity Risk Control Officer and the Internal Controls, Compliance and Operational Risk Officer, being aware of the decisions made by the CRO.

Frequency of meetings: Every two months or upon request.

Reporting: The main decisions/discussions in the Compliance and Operational Risk Committee (CCRO) are reported accordingly, if required.

Control structures, particularly those related to the Internal Controls and Compliance areas, are detailed in item 5.c.

Information about the Audit Committee, Internal Audit and Internal Control areas are described 5.1b item.

c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The integrated management of operational risk, internal controls and compliance is structured in three lines of defense:

•	1st line: represented by the business and back office areas, it is responsible for identifying, measuring, assessing, and managing operational risk events, as well as keeping an effective control environment (including compliance with internal and external rules).
•	2nd line: represented by the independent internal controls/validation area, it is responsible for, among others, disclosing and ensuring the application of decisions, policies and strategies for operational risk management, and validating policies and processes on an independent basis.
•	3rd line: represented by the Internal Audit Area, it is responsible for, among others, verifying, on an independent periodic basis, the adequacy of processes and procedures for risk identification and management.

The 2nd line defense activities are carried out by the Internal Controls, Compliance and Operational Risk area, which is segregated from the business and back office areas, ensuring its independence.

The 2nd line of defense validates the process focused on identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, thus ensuring that any losses and risks are within the limits established by the institution.

Independent Validation Process

The validation methodology for credit and market risk models, included in a specific internal policy, comprises the stages below:

•	Checking the explanatory variable development and performance evaluation;
•	Conducting quantitative and qualitative analyses of models, including the replicability of codes available and model performance;
•	Comparing the proposed model with benchmarks, if applicable ; and
•	Conducting a historical backtesting of the model, checking its adherence to current data.

The validation area also assesses the classification of the models scope proposed by the modeling area, which is used for prioritizing validations.

Both the independent validation area activities and the process validations are assessed by the Internal Audit and submitted to specific committees composed of senior management members: Compliance and Operational Risk Committee (CCRO), and the Model Assessment Technical Committee (CTAM). Any opportunities for improvement found over the independent validation process are reviewed by the audit area and addressed by action plans.

The internal control structure and the independent validation activity are compatible with the business model, complexity of the institution's products, services, systems and processes, guaranteeing an adequate degree of confidence in the efficiency and effectiveness of the resources, financial information, models used by the Management and compliance with established laws and regulations.

5.3. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate:

a) The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them.

Itaú Unibanco Holding management is responsible for establishing and maintaining internal controls related to the Company’s consolidated financial statements.

The internal control related to financial statements is a process designed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with Brazilian accounting practices applicable to financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as required to enable the preparation of financial statements in accordance with Brazilian accounting practices applicable to financial institutions authorized to operate by the Central Bank of Brazil, and that the Company only makes receipts and payments as authorized by the Company's management and officers; and (iii) provide reasonable assurance regarding the timely prevention or detection of any unauthorized acquisition, use or allocation of the Company’s assets that could significantly affect our financial statements.

Due to their inherent limits, the internal controls related to financial statements might not be able to prevent or detect errors. Therefore, even systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Projections of any assessment of their effectiveness for future periods are likewise exposed to the risk that controls may become inadequate due to changes in conditions or that the level of conformity with practices or procedures may deteriorate.

Management assessed the effectiveness of internal controls related to the Company’s consolidated financial statements at December 31, 2016 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO”) – Integrated Framework (2013). The management’s assessment includes the documentation, assessment and testing the design and effectiveness of internal controls related to financial statements. Based on this evaluation, Management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2016.

b) The organizational structures involved

Itaú Unibanco Holding’s internal controls and management framework is in conformity with the definitions established by the international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013) (COSO - Enterprise Risk Management (ERM) - Integrated Framework), and Information Systems Audit and Control Association (ISACA) (Control Objectives for Information and Related Technology (COBIT)). It also adheres to the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies, and is in line with the institutional policy (HF-19 – Integrated Management of Operational Risk, Internal Controls and Compliance), as a primary means to operate its Operational Risk, Internal Controls and Compliance management framework and ensure compliance with defined guidelines through an integrated approach.

In this framework:

•	The Internal Controls, Operational Risks and Compliance Executive Board (DCIC) is, in principle, independent to exercise its duties, and has direct communication with any management member or employee and access to any information required within the scope of its responsibilities and unrestricted access to Senior Management to report situations that might generate risk to the Conglomerate. The DCIC is barred from carrying out the management of any Conglomerate’s business as a way to ensure such independence.
•	The Executive Finance Board (DEF) is responsible for guiding the compliance of accounting practices with the standards defined by regulatory bodies and accounting practices adopted in Brazil and abroad; preparing and reviewing internal circulars related to accounting policies and practices; consulting regulatory bodies for accounting matters; preparing, disclosing and reviewing Itaú Unibanco’s Financial Statements; coordinating the engagement work with external auditors; forwarding documents and accounting reports, and complying with any requirements and requests made by regulatory bodies. The financial statements are approved by the Superior Balance Sheet Closing Committee and the Audit Committee, as well as by the Fiscal Council and Board of Directors.

•	The Executive Operations and Payments Board (DOP) is responsible for determining parameters for accounting processes, carrying out bookkeeping and reconciliation, and monitoring book accounts. This area is responsible for managing operational risk events and controls over its own processes, reporting and following up the regularization of any related event.

c) Whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring

To ensure that the risk management process is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the Internal Controls, Operational Risks and Compliance Executive Board is an integral part of the Superior Operational Risk Committee, with the presence of the institution’s CEO, Director-Generals and Vice-Presidents.

d) Deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, pursuant to the CVM regulation addressing the registration and exercising of the independent audit activity

We did not note any deficiencies in internal controls related to the financial statements in the independent auditor’s report.

However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored on a monthly basis and reported to senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls.

Additionally, the findings of this monitoring are periodically reported to the Company’s Executive Committee and the Audit Committee.

e) Officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted

We did not note any significant deficiencies in internal controls in the independent auditor’s report.

5.4. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks

Credit Risk

Our business diversification reflects the change in the composition of our loan portfolio in recent years, focusing on the origination of lower-risk products and with more linked guarantees, and the internationalization of the bank operations. We believe that we can already see signs of a slow recovery of the economy that in a way will boost credit demand.

Market Risk

Aiming at the ongoing improvement of Itaú Unibanco’s market risk management, over 2016 we fully consolidated Itau Corpbanca’s market risk in the Holding Company’s processes, ensuring that the models, processes and controls are standardized and centralized. Additionally, we migrated the market risk capital approach from the standard model trading portfolio (Central Bank) to the internal model for Brazil Treasury portfolios. With respect to risk appetite, in 2016 the Level 0 Limits framework, which considers the potential accounting impact of the Bank’s consolidated positions and was incorporated into the risk appetite statement approved by the Board of Directors, was included. This measure consists of a global market risk limit that includes potential loss in stress scenarios from the Profits and Losses, Equity and Economic viewpoints.

We expect the approval of the Central Bank of Brazil in 2017 to use internal models in external units with risk materiality in the trading portfolios.

Operational Risk

A new operational risk associated to cards was prioritized by the institution in 2016. The risk associated with treatment of civil lawsuits and labor claims was split into two, totaling 26 prioritized risks, duly monitored and reported in forum and corporate bodies. Regarding the control environment, the risks associated with clients’ registration and with operational flaws in the collection process decreased.

Liquidity Risk

The LCR index calculation and control were improved in the reported period. This index is now systematically calculated on a daily basis to ensure compliance with Circular Letter No. 3,812, which defines a new completion for submitting the Document code 2160 – Liquidity Risk Statement (DRL).

5.5. Supply other information that the issuer may deem relevant

To strengthen our values and adjust our employees’ behavior to risk management guidelines, we count on a number of initiatives to encourage a risk awareness culture. In addition to policies, procedures and processes, the risk culture strengthens employees’ individual and collective responsibilities for managing risks inherent in activities carried out individually, abiding by the ethical way to manage business.

We promote risk culture by highlighting behaviors that will help assuming and managing risks on a conscious way throughout the levels of the institution. The principles of the risk culture are the conscious risk taking, the discussion about and initiatives taken with respect to the institution’s risks and everyone’s responsibility for risk management.

By transmitting these principles throughout the institution, we encourage risk awareness, its open discussion, and the fact that they should be kept within the levels established by the institution’s risk appetite, being understood as the individual responsibility of our employees, irrespective of position, area or function.

The Issuer’s market risk management process is carried out within the governance and hierarchy of corporate bodies and a framework of limits and alerts specifically approved for this end, raising awareness of different levels and types of market risk (such as interest rate and foreign exchange variation risks). Daily risk reports used by the business and control areas are also forwarded to senior management. Additionally, the market risk management and control process is subject to periodic reviews to be consistent with the best market practices and in compliance with the institution’s ongoing improvement processes.

The framework of limits and alerts range from mapping aggregated risk indicators (portfolio levels) to granular limits (individual desk levels). The structure of market risk limits extends to the risk factor level, with specific limits to improve the risk monitoring and understanding process and to avoid risk concentration. These limits are designed based on projections of future balance sheet results, stockholders’ equity, liquidity, market complexity and volatility, and our risk appetite.

Learn more about risk management on our website www.itau.com.br/investor-relations > Corporate Governance >> Risk and Capital Management – Pillar 3.

ITEM 6. ISSUER’S HISTORY

6.1 / 6.2 / 6.4 – Issuer’s incorporation, term of duration and date of registration with CVM
Date of Issuer’s incorporation :	09.09.1943
Type of business organization :	Corporation
Country of incorporation	Brazil
Term of duration:	Undetermined
Date of registration with CVM:	12.30.2002

6.3. Brief History of the issuer

General

Our legal name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly-held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, CEP 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-2794-3547. Our CNPJ/MF No. 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230. Our social purpose, as established by Article 2 of our Bylaws is to undertake the banking activity in all authorized forms, including foreign exchange operations.

# Our history

## Timeline

Itaú | UNIBANCO

Operating Authorization of Casa Moreira Salles – **1924**

**1944** – Establishment of Banco Central de Crédito S.A.
**1945** – Banco Central de Crédito S.A. started its operations

### 1940s to 1960s

Mergers of Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária de Botelhos originating Banco Moreira Salles, subsequently União de Bancos Brasileiros S.A. Organization of BIB – Banco de Investimentos do Brasil

Change of corporate name to Banco Federal de Crédito S.A., later Banco Federal Itaú and, subsequently, Federal Itaú Sul Americano S.A., after mergers with other Brazilian Banks
Merger with Banco da América, creating Banco Itaú América

### 1970s to 1990s

Acquisitions of other financial institutions, such as Banco Nacional, making Unibanco one of the three largest financial institutions in Brazil

Takeover of Banco Aliança, a milestone for expansion in the Northeast region
Takeovers of domestic banks, such as Banco União Comercial, making Itaú the second largest private bank in Brazil
Acquisition of Banco Francês e Brasileiro S.A., predecessor to Itaú Personnalité
Acquisition of state banks Banerj and Bemge

### 2000s to 2010s

Takeover of Banco Bandeirantes and Credibanco, when the Unibanco was ranked among the five largest banks in Latin America and the thirdlargest private bank in Brazil

Acquisition of the state banks Banestado and Beg, of Banco Fiat and of the Brazilian operations of Bank Boston, which increased Itaú's presence in the high-income segment, and of BBA Creditanstalt, predecessor to Itaú BBA, the largest wholesale bank in Brazil

**Itaú Unibanco**

**2008** Itaú and Unibanco merger

**2009** Association with Porto Seguro

**2012** Association with Banco BMG for payroll loan transactions and acquisition of total outstanding shares of Redecard

**2013** Acquisition of 100% of the shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios S.A., including the brand "Credicard"

**2015** Opening of the Technological Center, Latin America's largest green data center
Alliance with MasterCard Brazil Soluções de Pagamento Ltda. in the market of payment solutions in Brazil
Redecard S.A. acquired 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A.
Sale and Purchase Agreement for the acquisition of 81.94% of the capital stock of Recovery do Brasil Consultoria S.A.

**2016** Approval of the merger between Banco Itaú Chile and CorpBanca resulting on our new subsidiary Itaú CorpBanca
Itaú Unibanco S.A. acquired the totality of participations at Banco Itaú BMG Consignado S.A.
Itaú Unibanco S.A. acquired Citibank retail business in Brazil (*)

(*) This operation is pending of approval from the Central Bank of Brazil and the Brazilian antitrust agency (CADE).

Our history begins back in 1924, when Casa Moreira Salles, founded by João Moreira Salles in Poços de Caldas, Minas Gerais, received the letter patent issued by the Brazilian Government, which allowed it to operate as a banking section, i.e., as a correspondent of the state mainstream banks. This entity eventually became Unibanco.

On the other hand, Itaú was established about two decades later, in 1945, when Alfredo Egydio de Souza Aranha, a businessman in the textile industry, and his partner Aloysio Ramalho Foz founded Banco Central de Crédito S.A., which was located in downtown São Paulo.

Gradually João Moreira Salles passed the management of Casa Moreira Salles to his son Walther Moreira Salles, who took over in 1933 while he was still a law student. In 1959, Alfredo Egydio transferred the management to his nephew Olavo Setubal, who counted on the support of the founder's son-in-law, Eudoro Villela, in this new venture.

During their separate histories, Itaú and Unibanco exhibited a number of common attributes such as their concern for ethics and transparency in doing business, adherence to the law and appreciation of their employees. The two organizations also shared the same close relationship with their clients by understanding their needs and their economic circumstances, thereby allowing the institutions to support businesses expansion by means of innovative services.

Pioneering in the dissemination of the use of technology to process banking transactions and services offered to clients, the two institutions made heavy investments in automation and support of modern operational centers. Moreover, the expansion on the basis of mergers, acquisitions and incorporations is another constant characteristic of the evolution of both banks.

Another element common to the two institutions was the support of arts and culture and the social and environmental responsibility that are manifested in Instituto Itaú Cultural and, in the social realm, in Fundação Itaú Social and Instituto Unibanco.

After nine decades of history, we continue to follow the principles and values of those who laid the foundations of what we are and, like them, we remain focused on the future to build a better world for future generations. For this reason, sustainability is a concept that permeates our organization and is widespread in our culture.

Today we are one of the largest banks in the world with international operations and deep roots in Latin America. Our commitment to Brazil leads us to serve as an agent of transformation of the society by working for great causes, such as culture, education, sports and urban mobility, continuously seeking the common good and contributing to the country's development.

6.5. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions

Not applicable.

6.6. Other relevant information

None

ITEM 7. ACTIVITIES OF THE ISSUER

7.1. Briefly describe the activities carried out by the issuer and its subsidiaries

We are a holding company whose main activity is to hold ownership interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities, including foreign exchange operations. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets.

Continue to improve efficiency

In 2010, we established an Efficiency Program aimed at identifying, implementing, and monitoring costs and revenues, in addition to promoting a strong culture of operational efficiency. In the years thereafter, we focused on increasing cost savings by reducing unnecessary costs, promoting the simplification and centralization of processes, promoting synergy gains and combining the management of certain business units.

In February 2015, we created the Technology and Operations executive area with the aim of optimizing our structure in order to sustain growth. This executive structure enabled us to organize our operations in a simpler and more efficient manner. We are committed to improve processes, to streamline operations and to be more efficient in everything we do with the clear purpose of client satisfaction.

Throughout 2015 and 2016, we increased the number of our digital branches in response to the profile of our customers, who express an increasing demand for services through digital channels. The clients of our digital branches can be in contact with their relationship managers from 7:00 am to midnight, from Monday to Friday through a variety of digital channels. This allows us to strengthen our relationship with clients and improve the efficiency and profitability of our operations.

In 2016, we launched the “Abreconta” app, which enabled, in the period of four months, the opening of approximately 60,000 new bank accounts exclusively through mobile channels.

Transform client experience through technology

Digital trends evolve on an exponential basis. Every day, new ways of doing business and using and exploring content emerge. At the same time, people are increasingly more open to experience the world in other ways by means of technology. We recognize that the needs of our clients are changing increasingly faster and we are attentive to technologies that have great potential to transform the three levels of clients’ relationship with the bank: experience (with new channels like mobile and internet banking), processing (big data and artificial intelligence) and infrastructure (the use of new platforms such as blockchain).We have been very active in the discussions on blockchain - the technology underlying digital and encrypted currencies – in the Latin American financial segment. We are convinced that this technology may provide solutions that bring more efficiency to our business and better experiences to our clients. In April 2016, we were the first Latin American company to enter into a partnership agreement with R3, the international innovation startup that brings together more than 70 of the largest financial institutions in the world to contribute to the international effort for the development and implementation of innovative solutions for the market based on shared ledger technologies, which are based on blockchain. We have been studying blockchain and analyzing how this technology can change the financial industry and its business models.

The manipulation, management and analysis of large volumes and varieties of data (Big Data) has been a reality for Itaú Unibanco for some time already. The bank has been improving its data processing and deepening its Data Lake, a massive repository of data capable of storing, processing and distributing with high performance, various types of information. We believe that the development of solutions that provide for integrated views of clients allows us to identify what they are going through in their lives and, for this reason, these solutions are essential for us to predict their needs and segment them in a more precise manner.

We also have new talented professionals among our employees. Data scientists, specialists in digital security and digital antifraud, people dedicated to studying and developing the client’s experience in digital channels have, in a collaborative way, joined our design, customer relationship management, technology and business teams to continue to transform the bank.

The work of this team, in addition to improving the analysis of credit, risk, offer and fraud models, aims to provide mechanisms for the automation of processes and algorithms of our systems, products and channels. Therefore, the bank expects each time more to understand clients’ needs and offer them the right product at the right time.

Accordingly, Cubo Coworking Itaú has been an important ally because it allows us to be close and learn from the latest technologies and working models. In September 2016, Cubo completed one year of operation as an important technological entrepreneurship center in Brazil during this year, it promoted connections that were essential to leverage businesses, ideas and initiatives of a new generation of entrepreneurs and digital startups.

Awards and Recognition

In 2016, we received a series of awards and acknowledgements helping to strengthen our reputation. A few of our most significant awards and acknowledgements are listed below:

Latin American Excellence Awards (Communication Director magazine – January 2016) - Itaú was granted this award in the CSR Report category, with its 2014 Integrated Report. The Latin American Excellence Awards recognizes Public Relations and Communications achievements among the companies from Latin America applying for the award. It is organized by Communication Director magazine, a European quarterly publication, headquartered in Germany, targeting global decision makers in the areas of corporate communications, public relations and public affairs. Its international coverage reaches all five continents.

Company Award 2016 (Trade Finance - January 2016) - Itaú BBA won the Company Award 2016 in the category Best trade bank in Brazil. This award is organized by Trade Finance, the financial news and operation analysis service unit of Euromoney.

IF Design Award (International Forum Design GmbH – January 2016) - The International Forum Design has over 60 years of existence and is considered one of the highest acknowledgments in the world. The winners receive the IF quality seal, a symbol acknowledged globally as the apex of excellence in the market. Itaú's awarded project was Cubo, in the Communication discipline, and category 3.05 Brand Identity.

International Visual Identity Awards (Left Bank - February 2016) - Itaú won the award in the Financial Services category. The International Visual Identity Awards is an independent competition, not related to any media large company or corporation. It was designed by people with a passion for good design and has a partnership with Left Bank. This was the third edition of the award.

Deals of the Year (The Banker – April 2016) - Itaú BBA was acknowledged in the 'Americas - Equities' category, with the follow-on for Telefônica company, a transaction that raised R$16.1 billion.

2016 'Valor' Executive (Valor Econômico magazine – May 2016) - In the 16th edition of this award, Roberto Setubal was the executive elected in the "Banks and Financial Services" sector.

Efinance Award (Financial Executives – May 2016) - Itaú BBA was acknowledged in the Process Management category. Itaú Unibanco was acknowledged in the FinTech category, with the 'Cubo' case. Rede was acknowledged in the B2B channels category.

The Best of São Paulo – Services (Folha de S. Paulo newspaper – May 2016) - For the second consecutive year, Itaú Unibanco was the winner in the Internet Banking category.

The Most Valuable Brands (O Estado de S. Paulo – June 2016) - Itaú ranked first in the "Banks" category, second in the "Savings" category, and third in the "Insurance companies" category.

Exame's Best and Largest Companies (Exame magazine – June 2016) - In the 43rd edition of this award, Itaú Unibanco was the number one in the “200 largest groups" and “50 Largest Banks" rankings. At the “100 Largest Publicly-Held Companies" ranking, it ranked 2nd. At the "Mergers and Acquisitions" ranking, Itaú BBA/Itaú was ranked 2nd. At the “50 Largest Insurance Companies", Itaú Seguros ranked 10th; Itaú Auto e Residência ranked 17th; and Itaú Vida ranked 28th.

Valor Inovação Brasil 2016 (Valor Innovation Brazil 2016) Award (Valor Econômico magazine – July 2016) - Itaú Unibanco ranked first in the Financial Services sector.

Top 1000 World Banks 2016 (The Banker – July 2016) - Itaú Unibanco was the winner in the Top 25 – Latin America and the Caribbean ranking.

Project & Infrastructure Finance Awards (Latin Finance - July 2016) - Itaú BBA was recognized in the Best Infrastructure Bank Brazil category.

Anuário Época Negócios 360º (Época Negócios Directory 360º) (Época Negócios magazine – August 2016) - Itaú Unibanco was presented as the winner in the Banking sector in this directory. Additionally, Itaú Seguros ranked among the 60 top companies in the global ranking of the best 300 in the 5th edition of the directory.

Mais Valor Produzido (MVP) – Bancos 2016 (More Created Value – Banks 2016) Ranking (Dom Strategy Partners – August 2016) - Itaú Unibanco was chosen as the bank with the highest perception of value by its stakeholders for the third consecutive year.

As Melhores da Dinheiro 2016 (The Best of Dinheiro 2016) (Isto É Dinheiro magazine – September 2016) - In the 14th edition of this award, Itaú Unibanco was chosen as the Company of the Year and also The Best Bank.

Prêmio Ouvidorias Brasil 2016 (Brazil Ombudsman Offices Award) ABRAREC (Brazilian Association of Customer-Company Relations) and Grupo Padrão – September 2016 - Itaú Unibanco received this award with the Solução Perto de Você (Close to you solution) case.

Empresa Pró-Ética (Companies Promoting Ethics) (Ministry of Transparency, Inspection and General Controllership of the Federal Government – November 2016) - Itaú Unibanco was among the 25 companies awarded for taking part in the promotion of a fairer and more ethical and transparent corporate environment in Brazil.

Empresas Líderes em Transparência (Leading Companies in Transparency) (CDP Latin America – December 2016) - For the third consecutive year, Itaú Unibanco was recognized among the leading companies in terms of transparency.

Bank of the Year (The Banker – December 2016) - Itaú Unibanco was named the "Bank of the Year - Brazil" by The Banker magazine.

As Marcas Brasileiras Mais Valiosas (Brazilian Most Valuable Brands) (Interbrands – December 2016) - For the 13th time, Itaú Unibanco ranked top on the list of the most valuable brands in Brazil, valued at R$ 26.6 billion, up 8% compared to 2015.

Brand

Our brand aims to promote positive changes in the lives of people and in society. We deliver products and services – focused on our clients’ needs – that reflect our continuous efforts to provide the best experience for everyone who interacts with us, every day. Our efforts to foster financial education permeate our entire organization and encourage people to have a more balanced relationship with their money by choosing the best type of credit and by planning their investments more efficiently. Our responsibility for the development of the nation is at the very heart of our brand, which is why, in addition to the transformation that is inherent in our core business, we also invest in projects related to education, culture, sports and urban mobility.

In 2016, we were once again ranked at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$ 26.611 million. This is the 13th consecutive year in which we have been at the top of this ranking. The analysis is based on our brand’s ability to generate financial results, influence the client selection process and ensure long-term demand.

The #issomudaomundo (#thischangestheworld) platform, which guides our causes and our investments in various projects, continues to illustrate our institutional campaigns. This year, with the Leia para uma criança (Read to a child) campaign, we reached an impressive milestone: over 3 million books were offered, including braille books. This shows that we continue to mobilize clients and non-clients to make a difference in children’s lives.

Our capacity to inspire and engage people can also be seen on social media. We publish a series of articles and videos that express our point of view and tell stories that encourage people to implement positive changes in their lives. In 2016, we reached over 129 million views, which means we remain the largest Brazilian brand channel on YouTube and the largest in the world from the financial sector.

Social media is increasingly important to our strategy. This year, we achieved over 8 million fans on Facebook. We have the largest Facebook community of any bank in the world and one of the largest fan bases of any Brazilian brand, according to Socialbakers. Our Twitter profile has over 607 thousand followers, making us number one in the country’s financial sector. We also have approximately 169 thousand followers on Instagram.

We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have a specific structure to interact with the public on all matters related to Itaú: questions, suggestions, comments and complaints. We have received more than 675 thousand mentions on social media from January 2016 to December 2016, 67% of which were positive and neutral comments, according to Gauge, a consulting agency that assists us in the analysis of social media data.

2016 was a special year for Itaú. We reinforced our positioning as a digital bank by means of the Digitau platform, highlighting in our communication and advertising campaigns the new technological solutions Itaú Unibanco presents to the market, such as apps and digital branches. Combining our innovative technology with our vision of making people’s daily lives easier we create increasingly simpler financial solutions.

7.2. For each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, provide the following information:

a) Marketed products and services

Our business

Overview

The information disclosed refer to the following segments: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows:

The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies. The segment comprises retail clients, high-income clients (Itaú Uniclass and Personnalité) and the very small and small companies. Revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú Consignado operations. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees.

The Wholesale Banking segment is responsible for our private banking clients, the activities of Latin America units, our middle-market banking business, and the activities of Itaú BBA, which is the unit in charge of corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments.

The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as net interest income from the trading of financial instruments through proprietary positions, management of currency interest rate gaps and other risk factors, arbitrage opportunities in the Brazilian and foreign markets, and mark-to-market of financial instruments. This segment also includes our interest in Porto Seguro.

We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients.

The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing in origination on lower risk segments with increased guarantees. We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing for growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Some details of our loan portfolio and services are presented as follows:

Commercial Banking – Retail

Overview of products and services to accountholders

We have a wide and diversified product portfolio, such as credit, investments and services, to meet our clients' needs. Our Retail Banking segment is divided according to the clients' profiles, and this enables us to be closer and understand their needs, in addition to offering more adequate products to meet their requirements.

Itaú Retail Banking (individuals)

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our client service structure is targeted to offer the best solutions for each client profile. We classify our retail clients as individuals with a monthly income up to R$4,000.

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and below R$10,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, special telephone service and higher credit limits, and a large team of dedicated relationship managers.

Our retail network is focused on building long term transparent relationships with our clients.

Itaú Personnalité (banking for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of Itaú Personnalité, which currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 275 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country, as well as through services by internet, telephone and mobile banking. For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference from 7 a.m. to midnight on business days.

The following table shows our market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking (Including Itaú Personnalité)	In December 2016, we reached a market share of 11.7% based on total outstanding loan balance in reais, positioning us as the third largest bank in in Brazil.	Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Caixa Econômica Federal, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Itaú Empresas (very small and small companies)

To meet the needs of our customers, we offer customized solutions and detailed advice on all products and services for:

•	very small companies: customer base consisting of companies with annual revenues of up to R$1.2 million, served by 3,617 bank branches and 2,257 relationship managers on December 31, 2016; and

•	small businesses: customer base consisting of companies with annual revenues between R$1.2 million and R$30 million, served by 361 offices and 1,747 relationship managers on December 31, 2016.

The Brazilian Financial and Capital Markets Association (ANBIMA) certifies all of our relationship managers, who are trained to offer the best banking solution to each client. Our customers rely on our ability to provide products, terms and rates tailored to their needs.

Our strategy is to capture market opportunities, meeting the needs of the companies we serve and of their owners, particularly with respect to cash flow management, credit facilities, investments, and banking services.

As it was the case in 2015, improving our credit portfolio and reducing the volume of non-performing loans remained our goal in 2016. During this period, we improved processes, credit policies and tools, and we intensified our credit collection and recovery efforts.

Focusing on our clients' needs, we have launched a brand-new mobile application, offering greater ease, speed and convenience to our clients in their day-to-day interaction with the bank. We have expanded the acquiring services we offer to our clients though Rede, and increased the number of customers who have purchased our “Flex” offer, which allows merchants to receive credit card sales within two business days. We have also improved our ability to attract qualified customers with product offerings and services suitable to their needs.

Finally, we have continued our efforts to digitalize products and services, as well as develop the tools used by our sales and relationship teams. In 2017, we expect to capture the benefits of such investments, as measured by increased business productivity and greater proximity to our clients.

Public Sector

Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the Executive, Legislative and Judicial branches).

To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions. In December 2016, we had 5,330 public sector clients and 12 offices in Brazil.

Wealth Management & Services

Itaú Private Bank

With a full global wealth management platform, we are the market leaders in Brazil with a market share exceeding 27% and one of the main players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provide comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Asuncion and Nassau.

Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternatives from third-party providers.

Aligned with our vision to be the leading bank in sustainable performance and client satisfaction, we decided to focus our strategic priorities, and we intend to continue to do so during the next year, on the following Itaú Private Bank initiatives:

•	Being the leading private bank in terms of client satisfaction;
•	Adding value to client and stockholders with a complete offering and long-term proactive advisory services;
•	Continuing to invest in our international platforms to enhance Brazillian clients’ experience and expand our operations in Latin America;
•	Increased operational efficiency of our platform through continuous investments in our IT platforms; and
•	Maintaining a focus on risk management and regulatory considerations.

We were recognized by the main publications of the global private banking market:

Private Wealth Management/The Banker

• Best Private Bank in Latin America (2016)

• Best Private Bank in Brazil (2016)

Private Banker International

• Outstanding Private Bank - Latin America (2016)

• Most Effective Investment Service Offering (2016)

Euromoney

• Best Private Banking Services Overall in Brazil (2016)

Global Finance

• Best Private Bank in Emerging Markets for 2017

• Best Private Bank in Brazil for 2017

Itaú Asset Management

Itaú Asset Management is specialized in the management of client’s assets. It has positioned itself as a leading asset manager in Brazil and one of the leading institutions of its kind in Latin America, in December 2016, and has assets under management of over R$527.0 billion, according to ANBIMA, and over 270 professionals and over 60 years of experience in asset management.

Furthermore, Itaú Asset Management has one of the biggest research teams in Latin America, which is composed of professionals focused on specific industries and investment strategies. The consistent investment in market research allows us to analyze investment opportunities in detail, under multiple perspectives. We offer a range of customized products and solutions, tailored to the uniqueness of each client segment, considering different investment objectives and risk profiles. We have a committed risk management team that is responsible for the support of the operation.

In July 2016, Itaú Asset Management received from Valor Investe the “Top Gestão 2016” award prepared by Standard & Poor´s as the best manager of hedge funds with three 5 star funds. In December 2016, Itaú Asset Management was elected for the eighth time, being the fourth consecutive time, the Best Manager of Funds by Exame magazine, and was the winner in eight out of nine categories of the award.

Kinea, an alternative investments management company of Itaú Unibanco, held R$11.5 billion in managed assets at the end of 2016.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	In December 2016, we had a market share of 15.1% in terms of assets under management, positioning us as the third largest asset management in Brazil.

According to ANBIMA, the asset management industry in Brazil held assets totaling R$3,480 billion as of December 2016, with competition concentrated among large and well-established retail banks.

Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

Source: ANBIMA.

Securities Services

Itaú Securities Services business units provide: (i) local custody and fiduciary services; (ii) international custody services; and (iii) corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, debentures, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts.

Our focus is to be a full service provider with specialized professionals and with technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 3,317 clients in 22 countries that reached R$2.6 trillion of assets under service At December 31, 2016, which includes investment funds, underwriting, pension funds, trustee and brokerage services.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Local Custody	In December 2016, we had a market share of 27.3% based on total assets under local custody, positioning us as the second largest Local Custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$4,035 billion as of December 2016. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.
International Custody	Our market share in December 2016 was 14.1% in terms of total assets under international custody, positioning us as the third largest International Custodian.

Based on ANBIMA, the international custody service in Brazil totaled R$1,235 billion of assets as of December 2016.

Our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.

Corporate Solutions

In December 2016, we had a leading position as agent and registrar provider to 217 companies listed on BM&FBovespa, which represents 62.2% of companies listed on that exchange.

Moreover, we were leader as transfer agent with 416 debentures offerings in the Brazilian market, representing

Our main competitors in the equities market are Banco Bradesco S.A. and Banco do Brasil S.A. Our main competitor in debentures is Banco Bradesco S.A.

46.7% of the debentures market in Brazil.

Source: Itaú Unibanco Holding, ANBIMA and BM&FBovespa.

Real Estate Financing and Mortgages

Our mortgage business is dedicated to:

•	creating loyalty – the relationships established in this sector are typically long-term;
•	contributing to the social and financial development of our clients; and
•	being aligned with our strategy of investing in lower risk portfolios.

We have been leaders in mortgage loans to individuals among Brazilian private banks from 2008 to 2016, which reflects our focus on this business aligned with our strategy of migrating to lower risk portfolios.

We offer products through our network of branches and brokers, as well as through our partnership with RE/MAX and our joint venture with LPS Brasil Consultoria de Imóveis S.A. (Lopes), called “Credipronto”. These two long-term agreements provide us with exclusive real estate financing origination at a greater number of locations throughout Brazil.

One competitive advantage we have is the speed of our credit approval process and in the formalization of the relevant loan documentation. At December 31, 2016 the average time between finalizing a financing and our receipt of the requisite documentation was 10 workdays, which we believe is a significantly shorter time period than those of our competitors.

The number of mortgages we provided directly to individuals in 2016 was 27.3 thousand, for an aggregate value of R$8.2 billion in the period. The average Loan to Value (LTV) ratio of the portfolio in 2016 was 41.8%, compared to 43.7% in 2015. In commercial loans, we financed 8.1 thousand new real estate units during 2016, for an aggregate value of R$1.4 billion.

Since 2007, real estate and mortgage transactions in the Brazilian market have been carried out mainly through a system of mortgage liens (alienação fiduciária), pursuant to which the buyer becomes the owner of the property after all payments have been made, making it easier for the bank (lender) to recover the property in case of default. This system resulted in lower legal and credit risks compared to other types of guarantees.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	In the period from January to December 2016 we were the leaders in new loans to individuals among Brazilian private banks, with 41.9% market share and, second place in terms of new loans to individuals, among all Brazilian	The main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and, is the leader in this market. Other competitors include Banco do Brasil S.A.,

banks, with 22.8% market share.	Banco Santander Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ABECIP.

Payroll Loans

A payroll loan is a loan with fixed installments that is directly deducted from the borrower’s payroll to the bank’s account without being recorded in the debtor’s account. Our strategy is to expand our activities in businesses with historically lower risk, achieving a leading position in the offering, distribution and sale of payroll loans in Brazil.

To expand this business and complement our strategy, on July 9, 2012 we entered into an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans originated by that financial institution. Banco Itaú BMG Consignado, the entity used for purposes of this joint venture, began operations in December 2012 and is present throughout the Brazilian territory. This association was designed with the purpose of diversifying our loan portfolio, complementing our payroll loan strategy, and improving the risk profile of our portfolio of loans to individuals. Banco Itaú BMG Consignado also enables us to expand our business in the payroll loan sector in line with our values and transparency principles, following best management practices and policies.

In December 2016, after obtaining the required regulatory authorizations and meeting conditions precedent, we completed the acquisition of the total equity investment held by Banco BMG in Banco Itaú BMG Consignado. This investment corresponds to 40% of the capital of Banco Itaú BMG Consignado, meaning that we are now the holders of 100% of this institution’s total capital. This acquisition assured we kept the leadership among private banks in this segment.

Also, our strategy of higher growth in the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS) beneficiaries sector, combined with certain credit policies we adopted, allowed our portfolio evolution to be followed by a decrease in delinquency levels.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Payroll Loans	In December 2016, we obtained a market share of 15.5% in terms of payroll loans, positioning us as the third largest bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil S.A., Caixa Econômica Federal, Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Other products and services portfolio

Insurance

Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans – and the wholesale channel. These products have characteristics such as a low loss ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the conglomerate’s revenues. Other insurance activities encompass extended warranty, health insurance, our stake in IRB – Brasil Resseguros S.A. and other operations. In May 2016, we were granted the “Consumidor Moderno de Excelência em Serviços ao Cliente” (Modern Consumer – excellence in services to clients) Award, promoted by Consumidor Moderno magazine and CIP, the Standard Intelligence Center, in the Banks and Insurance, Pension Plan and Capitalization categories. This award is granted as a recognition by the client relationship sector in Brazil.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Considering our 30% ownership interest in Porto Seguro S.A., we reached 9.9% of share in total insurance market based on earned premiums, from January to December, 2016, positioning us as the fourth largest insurance provider in Brazil. Considering only our insurance core activities, our market share in these specific markets reached 12.6% in the same period.

The Brazilian insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliated with large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S. A.

Although there is a great concentration of Brazilian banks, this market is still dispersed, especially with players acting in specific niches. As of December 2016 this industry consisted of approximately 154 insurance companies of various sizes, including 39 conglomerates and 47 independent companies. We believe that our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

Source: SUSEP – Superintendência de Seguros Privados. Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Domestic Credit – Individuals. Health Insurance.

Private Pension Plans

We offer private pension plans to our clients as an option for wealth and inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life, as a supplement to government plans, through long-term investments.

The contributions reached R$23.4 billion from January to December 2016, mainly due to the increase in our VGBL product, and technical provisions, which increased 20.4% from January to December, totaling R$148.7 billion on December 31, 2016.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Pension plans	In December 2016, our balance of provisions represented 22.8% of the market share for pension plans, positioning us as the third largest pension provider in Brazil.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.

Source: FENAPREVI (Balance of provisions - Pension Plans for Individuals and Companies).

Premium Bonds (capitalization plans)

Premium bonds are fixed deposits products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. In 2016, we distributed R$58.3 million in raffle prizes for 2,361 clients.

We currently market our premium bonds portfolio of products through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. Revenues from capitalization plans increased 4.8% in 2016 compared to 2015.

In line with corporate social responsibility principles, since August 2014 we have maintained a partnership with Instituto Ayrton Senna, a non-profit organization which focuses on promoting quality of public education in Brazil. A portion of the revenues upon purchase of PIC, our bank's premium bonds, is provided to Instituto Ayrton Senna’s education projects.

The following table shows our market position and information about competitors in this sector:

Product/Service	Market Position	Additional Information and Main Competitors
Premium Bonds	In the period from January to December 2016, we reached a market share of 13.8% in terms of revenues from sales of premium bonds, positioning us as the third largest provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.

Source: SUSEP.

Wholesale Banking

Wholesale Banking is the segment responsible for banking operations of large companies (those with annual revenues over R$300 million) and middle-market companies (those with annual revenues from R$30 to R$300 million) and investment banking services. It offers a wide range of products and services to the largest economic groups of Brazil.

Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs.

One of the most important features of our Wholesale Bank is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.

Investment Banking

Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. From research to execution, we believe we offer a wide portfolio of investment banking services with respect to Brazilian and other Latin American companies.

In investment banking, the fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Investment Banking	In the period from January to December 2016, Itaú BBA ranked first in mergers and acquisitions(1). From January to December 2016, we ranked second in origination and in distribution in debt capital markets transactions(2).	In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.

Source: (1) Dealogic. (2) ANBIMA ranking in terms of volume

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services in BM&FBovespa since 1965. We provide retail brokerage services in Brazil to over 130 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$40 billion in trading volume in 2016. The brokerage services are also provided to international clients through our broker-dealer in New York.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Brokerage Services (1)	Ranked fourth in Retail Brokerage Services by trading volume in December 2016.	Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A. and BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A.

Cash Equities (1)	Ranked sixth in Cash Equities by trading volume in the period between January and December 2016.	Main competitors: UBS Brasil Corretora, XP Investimentos, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.
Futures and Derivatives (1)	Ranked sixth in Derivatives and Futures by number of traded contracts in the period between January and December 2016.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., ICAP do Brasil Corretora de Títulos e Valores Mobiliários Ltda. and Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio, BGC Liquidez Distribuidora de Títulos e Valores Mobiliários Ltda.
Research (2)	Ranked first Research House in Latin America.

Main competitors (local and global players): J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Source: (1) CBLCnet, (2) Institutional Investor magazine.

Credit Cards and Commercial Agreements

Itaú Unibanco is the market leader in Brazilian credit cards. Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 55.0 million account holders and non-account holders (in number of accounts in December 2016).

We are focusing our efforts to continually grow our credit cards portfolio, improve its profitability, manage our asset quality and pursue satisfaction of our clients. Accordingly, our credit card division focuses on the development of new products, the assessment of our partnerships, and the control of the credit quality of our portfolio and on a more efficient cost management.

In 2012 we pioneered the launch of an alternative model in Brazil that made credit cheaper for our consumers by developing Itaucard 2.0, a similar model to the one used in the U.S. and European countries. Since its launch, we have issued more than 6.6 million cards under Itaucard 2.0.

In May 2016, we signed a partnership with Netshoes to develop the NCARD Itaucard, which is offered 100% digitally through the partner website. The sale process for the card was developed in partnership with Netshoes with instant customer evaluation technology and segmented product offering. In addition to a 100% digital experience with instant evaluation of card proposals, the process allows approved customers to immediately make their purchases on the site without having to wait for the plastic card, enabling them to take advantage of the benefits and discounts provided to cardholders.

In July 2016, we entered into an agreement with Multiplus, one of the largest companies in the rewards and loyalty programs, for the launch of a co-branded credit card, with the proposal being the best option for accumulating market points. In addition to the benefits offered by Multiplus, cardholders will also be able to use the traditional advantages of the Itaucard platform, such as payment of half the value of movie tickets, theater, shows and discounts at partner establishments.

Itaucard has made innovations in the way it interacts with its Facebook followers by using more informal language, even using references to classic "memes".

The Itaucard application has transformed the customer experience by constantly bringing new functionalities, such as the Virtual Card, that simplifies and offers more security for online shopping. Timeline is another feature of this application, which generates a virtual card for each purchase on the internet, in which purchases and transactions can be viewed in real time.

With regard to client service, we provide an application that can be used by our customers 24 hours a day. By December 2016 we had more than 5.7 million downloads of this application.

In 2016, maintaining the indicators of default and risk was a challenge for our credit card area in face of all the deterioration of the Brazilian economy and the high level of unemployment in Brazil.

We managed to evolve the default indicator above 90 days from 8.08% in December 2015 to 6.95% in December 2016. We adopted stricter criteria to collect from our clients impacted by the crisis. To continue to grow our portfolio, we also focused on maintaining partnerships with our high-income customers and retailers.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with a 37.1% market share in the period from January to December 2016.	The Brazilian credit card market is highly competitive, growing on average 10.0% from January to December over the last four years, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços, or ABECS).

Our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A., Banco Santander Brasil S.A. and Caixa Econômica Federal.

Source: Itaú Unibanco Holding and ABECS.

Merchant Acquirer

Rede (formerly Redecard) is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil.  Rede’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from sales made with credit cards), rental of POS terminals, check verification through POS terminals, and the capturing and transmission of transactions using coupons, and loyalty programs.

Our goal is to be the main partner for merchants that are seeking higher business potential with a focus on IT investments, infrastructure and POS modernization. For those partners, Rede offers a series of products that follow the market’s latest trends. Among these products we highlight Mobile Rede, which captures the transaction using a device attached to the smartphone or tablet. It allows card reading and input of purchase data for client’s signature, reinforcing our position in new payments solutions for freelancers and micro entrepreneurs. Through e-Rede we intensified and improved the quality of our electronic payments platform, offering not only the acquisition service, but also an antifraud gateway. We offer a single platform for efficient, fast and complete solutions for online payments using a robust antifraud system. We are continuously investing in merchant loyalty by focusing on retail and offering a wide product portfolio and innovative merchant acquirer and banking solutions. In September 2016, we launched Smart Rede, a new generation of smart terminals with an innovative design and an App Store that enables merchants to choose and download solutions that assist in controlling and managing businesses. In November 2016, we made Control Rede available to merchants, a reconciliation solution that facilitates financial control of the merchant's receivables.

In order to make banking as simple as possible for our clients, in 2016, we developed Rede Pay, our digital wallet solution, which brings to our online merchants the chance to increase their sales by accessing thousands of customers in a simple and safe way and Preço Único (One Price), a solution that simplifies billing for the merchants by charging a single fee that includes merchant discount rate and equipment rental (POS).

In 2016, we received R$387 billion in transactions with credit and debit cards, an increase of 1.1% compared to 2015. At December 31, 2016, Rede was present in almost all municipalities in Brazil having electric power and telecommunications networks and had 1.5 million installed POS terminals throughout Brazil.

The following table sets forth the financial volume of transactions and the amount of transactions with credit and debit cards processed by us in 2016, 2015 and 2014:

		(In billions of R$)				(In billions)
	Financial Volume			Transactions
	2016	2015	2014	2016	2015	2014
Credit cards	252	250	232	2.0	2.0	1.9
Debit cards	135	133	126	2.0	2.0	2.0
Total	387	383	358	4.0	4.0	3.9

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Merchant Acquirer	In the period from January to December, 2016 we reached a market share of 34.6% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the second largest player in this segment in Brazil.	Our main competitors in this business are Cielo S.A., Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (GetNet) and Banco Bankpar S.A. (American Express).

Source: Itaú Unibanco Holding and ABECS.

Vehicle Financing

At December 31, 2016, our portfolio of vehicle financing to individuals amounted to R$15.4 billion, a 23.1 % decrease from the same period of the previous year. The average loan to value ratio of our vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 68.1% on December 31, 2016, following a downward trend since the previous year, when the loan to value ratio reached 70.8% At December 31, 2015. Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

From January to December 2016, the average term of vehicle financing was 40 months, and half of the transactions were carried out with terms of up to 36 months.

We developed a series of new products and services that were launched in the market in 2016. Some of these products are:

Digital Platform – direct channel for origination, service and formalization of payments, bringing more agility and autonomy to the more than 10,000 participating stores and associated car dealers.

Customer Risk based pricing - an innovative solution in the Brazilian market that takes into account a customer's credit risk profile, as well as transaction data (term, entry and year of the vehicle) to offer lower interest rates to customers with low default risk.

Icarros - As one of the pillars of Itaú Unibanco's digitization strategy for searching for, selecting and financing the acquisition of new and used vehicles, iCarros, which has more than 15 million page views per month, has invested in process intelligence and automation to make customer experience even more complete and convenient. The portal uses new technology for credit simulation and pre-analysis, including presenting risk-adjusted financing rates to the customer. Currently 15% of our vehicle financing is initiated through this portal.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Vehicles	In December 2016, we reached a market share of 10.3% in terms of loans to individuals among banks, positioning us as fourth in Brazil in this segment.	Our main bank competitors in this business are Banco Santander (Brasil) S.A, Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Consortium

A consortium is a self-financing system created in Brazil with a view to fostering savings for the purchase of vehicles and other assets, such as real estate. Pursuant to consortium agreements, participants are pooled according to the specific asset they elect to purchase (such as a vehicle of a particular manufacturer and model), which will be paid for in installments. Payments made by the participants of a given consortium are used to create a “pool” of funds, which are used by one or more members of the consortium at a time to acquire the assets elected by the participants, e.g., once a month, and such members continue to make payments as scheduled. Generally, participants may receive the asset, (i) during the course of the consortium agreement (before all installments are paid), if the participant pays an amount (in addition to the regularly scheduled installment due) that is higher than such an additional amount offered by any other consortium member for that period, or (ii) during the course of the consortium agreement (before all installments are paid), if the participant is selected by random drawing, organized by the bank, to receive the asset, while continuing to pay for the remaining installments as scheduled.

As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us.

Since consortia do not charge interest rates, our revenues come mainly from the administration fee charged to clients.

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 2016, we reached the following results:

•    395.5 thousand in active contracts, decreasing 4.7% compared to December 2015;

•    R$10.7 billion in balance of installments receivables, decreasing 8.9% compared to December 2015; and

•    R$675.0 million in administration fees from January to December 2016, decreasing 1.3% compared to the same period of 2015.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Consortia Services Fees	In the period from January to December, 2016, we had a market share of 8.4% in total consortia services fees. Considering only banks, we are the second largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Adm. Consortia and BB Consortia.

Source: Central Bank.

Microcredit

Our microcredit unit offers to low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers solicit new and existing clients, offering loans (coupled with free loan-protection microinsurance), point of sale, or POS machines. Loan officers are also responsible for disseminating information regarding financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal financial system. Our microcredit activities are split into two levels:

•	1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any granting of loans requires the presence of a trained microcredit loan officer; and
•	2nd Tier Lending: loans to micro-entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are committed to promoting microfinance best practices and trading experiences with partner organizations.

Our investment in microcredit is part of our strategy to act as an agent of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which our bank stimulates the social and economic development of Brazil’s low-income population.

Our International Business

Itaú Unibanco Holding’s Global Footprint

Latin America

Latin America is a priority in our international expansion strategy due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay, with a principal focus on commercial banking and, with the recent merger between Banco Itaú Chile and CorpBanca, which strengthened our presence in Colombia and Panama, we further expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office.

At December 31, 2016 we had a network of 549 branches and client service branches (CSBs) in Latin America (excluding-Brazil). In Paraguay, we had 50 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. At December 31, 2016, we also had 35 points of service through OCA S.A., our credit card operator in Uruguay.

Banco Itaú Argentina

We have operated since 1979 in Argentina, where we began with a focus on large companies with business ties to Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards.

The table below shows our market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2016, we had a market share of 2.2% in terms of total outstanding loan balance in Argentine pesos, positioning us as the thirteenth largest private bank in Argentina.	Our main competitors are Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Frances S.A. and Banco Macro S.A.

Source: Central Bank of Argentina.

Itaú CorpBanca

In 2015, the last pending regulatory approval required for the merger of Itaú Chile with and into CorpBanca was granted by the Superintendency of Banks and Financial Institutions, or SBIF (Superintendencia de Bancos e Instituciones Financieras), in Chile. This completed the set of regulatory approvals we required to consummate the merger in Brazil, Chile, Colombia and Panama.

The merger was consummated on April 1, 2016 and, we acquired control of the resulting bank (Itaú CorpBanca). Since the second quarter of 2016, Itaú CorpBanca’s financial results are consolidated with our results. We expect the technological and operational integration of the banks to be completed at the end of 2017 and synergies to become more evident in 2018.

In October 2016, we acquired from Corp Group 10.9 billion additional shares of Itaú CorpBanca for approximately R$288.1 million, pursuant to the terms of the shareholders’ agreement we entered into on the merger date. As a result, our interest in Itaú CorpBanca increased from 33.58% to 35.71%, without changing the governance of Itaú CorpBanca.

In January 2017, the agreement which sets out the terms and conditions of the merger was amended to reflect, among other things, changes to the terms of the transaction relating to operations in Colombia.

This operation represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region. We now rank fourth, from a previous seventh place, among the largest private banks in Chile in terms of loans and we have entered the financial retail market in Colombia through Banco CorpBanca Colombia S.A., the fifth largest bank in terms of loans, which will also operate under the Itaú brand. We now also operate in Panama.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2016, our market share was 13.1% based on total outstanding loan balance in Chilean pesos, positioning us as the fourth largest private bank in Chile.	Our main competitors are Banco Santander-Chile S.A., Banco de Chile S.A., Banco de Crédito e Inversiones S.A. and Banco Bilbao Vizcaya Argentaria Chile S.A.

Source: Superintendency of Banks and Financial Institutions.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. Banco Itaú Paraguay’s main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. We hold the leading position among banks in Paraguay in terms of results and deposits (data provided by the Central Bank of Paraguay, December 2016).

Banco Itaú Paraguay was the regional winner in the World’s Best Emerging Markets Banks in  the Latin America 2016 category, according to Global Finance magazine. It also won in the “Best Bank in Paraguay” category of the Euromoney Awards for Excellence 2016.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2016, we had a market share of 14.8% in terms of total outstanding loan balance in guaranis, positioning us as the third largest private bank in Paraguay.	Our main competitors are Banco Continental S.A.E.C.A., Banco Regional S.A.E.C.A. and Banco Bilbao Viscaya Argentaria Paraguay S.A.

Source: Central Bank of Paraguay.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s Central Bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services.

The following table shows the market position and information about competitors in the sector:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2016, we had a market share of 20.5% based on total outstanding loan balance in Uruguayan pesos, positioning us as the third largest private bank in Uruguay.	Our main competitors are Banco Santander S.A, Banco Bilbao Vizcaya Argentaria Uruguay S.A. and Scotiabank Uruguay S.A.

Source: Central Bank of Uruguay.

Mexico

As part of a restructuring process of our activities in Latin America, the sale of our broker business in Mexico was approved by the local regulatory agency and completed on October 01, 2016. We will continue our presence in Mexico with an office dedicated to equity research with respect to Mexican issuers.

Itau BBA International

Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

• Corporate and Investment Banking: headquartered in the United Kingdom, but with business platforms in several cities in Europe, we meet the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and Europe. The services offered include the origination of structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.

• Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high net worth Latin American clients.

Other International Operations

To support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, offshore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. These services are offered mainly through our branches in the Bahamas, New York and the Cayman Islands, and through our other international operations.

We manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fund raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Competitive strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil

We believe that our brands are very strong and very well recognized in Brazil and that they have been associated with quality, reliability, and with our large portfolio of products, which help us maintain a low client turnover rate, especially among clients in the high-income segment. In 2016, we reinforced our positioning as a digital bank combining innovative technology with our vision of making people’s daily lives easier through increasingly simpler financial transactions. Also in 2016, our brand was elected by consulting firm Interbrand as “the most valuable brand” in Brazil for the 13th consecutive time.

Large branch network in geographic areas with high economic activities

Our Brazilian branch network, while national in scope, is strategically concentrated in the Southeast region of Brazil, which is the most developed and industrialized region in Brazil. Our branch network in other Latin American countries (Argentina, Chile, Colombia, Paraguay, Panama, Peru and Uruguay) is also positioned in regions with high levels of economic activity. Having our branch network in key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of clients and benefit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our clients, which we see as one of our competitive strengths.

Additionally, we have refurbished branches, especially in shopping malls. These branches have a new visual identity and service proposition, offering a new concept of client service and a differentiated layout inspired by the design of a retail store. Shopping mall branches have extended hours, which offers added convenience for our clients. We have an extensive network, including branches, client site branches and ATMs in Brazil and abroad.

Diversified line of products and services

We are a multi-service bank offering a diverse line of products and services designed to address the needs of various types of clients, including corporate clients, very small and small companies, retail clients, high-income individuals, private bank clients, non-accountholders and credit card users. We believe that this business model creates opportunities to improve our relationship with clients and thereby increases our market share and our fee-based income. We expect to maintain our leading presence by capturing a solid and increasing number of transactions across various business segments.

Technology and electronic distribution channels as drivers for sales

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. We invest in technology because we believe that it is how we will be able to improve the environment for our employees and clients. We focus our efforts on the development of platforms and services that use the best technology, with the purpose of streamlining and making easier the lives of everybody who relate with the bank, with a focus on mobility and convenience.

Our technology supports certain remote banking capabilities (such as call centers, mobile applications and internet banking) and offers clients the ability to buy services, verify statements and perform transactions online or over the telephone. In addition, our sales teams can access client credit scores with ease and credit proposals can be sent over the internet by any broker registered with our systems.

Through our digital branches we expanded our client relationship model offering personalized customer services from 7 a.m. to midnight, from Monday through Friday allowing our clients to manage their accounts remotely, simplifying their lives and making us more efficient. In December 2016, we had 135 digital branches, compared to 94 in 2015, an increase that is a result of good acceptance from our users. We are also investing in other digital means of communication such as Itaú Pagcontas, Itaú Tokpag, Itaucard and Itaú Empresas applications. In 2016, we developed Itaú Abreconta, an app which offers to clients the possibility to open new bank accounts from their mobile phones. Additionally, in 2015, we concluded our new data center built in the State of São Paulo, which is one of the largest in Latin America, had its construction concluded as planned and the configurations of the environmental infrastructure were successfully established. The new data center will support our growth up to 2050, ensuring high performance and availability of our operations.

b) Revenues by segment and their share in the issuer’s net revenues

Activities

Segment information is based on reports used by senior management to assess the financial performance of our business and make decisions on the allocation of funds for investment and other purposes. The segment information was prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to the allocation of capital by means of a proprietary model; (ii) the use of financing and cost of capital, in accordance with market prices, based on some management criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects of hedging transactions carried out for our investments abroad. The table below presents our revenues per segment for the years ended December 31, 2016, 2015 and 2014.

	(In R$ million)
	Year ended December 31
	2016	2015	2014

Retail Bank	69,577	70,495	65,516
Financial margin (1)	39,154	40,997	37,880
Banking service fees	22,659	21,159	19,234
Income from insurance, private pension and capitalization operations before claim and selling expenses	7,764	8,339	8,402
Wholesale Bank	28,324	25,774	20,408
Interest margin (1)	19,755	18,047	13,685
Banking service fees	8,072	7,282	6,321
Income from insurance, private pension and capitalization operations before claim and selling expenses	497	445	402
Activities with the Market and Corporation (2)	9,412	7,641	3,916
Financial margin (1)	9,264	7,513	3,590
Banking service fees	59	59	222
Income from insurance, private pension and capitalization operations before claim and selling expenses	89	69	104
Total (3)	107,313	103,910	89,840
Interest margin (1)	68,173	66,557	55,155
Banking service fees	30,790	28,500	25,777
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,350	8,853	8,908

(1)   Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

(2)   Activities with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(3)   The total is not the sum of the parts, because there are inter companies operations eliminated in the consolidated.

We operate mainly in Brazil and we do not detail information on our revenues by geographic market within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, pension plan and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2016, 2015 and 2014 after the eliminations from consolidation.

	(In R$ million)
	2016	2015	2014

Income from loan operations	74,334	49,741	51,887
Brazil	65,916	43,806	46,798
Abroad	8,418	5,935	5,089
Banking service fees	33,228	30,815	27,740
Brazil	30,881	28,789	26,267
Abroad	2,347	2,026	1,473
Income from insurance, pension plan and capitalization operations	4,032	4,168	3,834
Brazil	3,984	4,130	3,807
Abroad	48	38	26

c) Income or loss arising from the segment and its proportion to issuer´s net income

We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated.

	(In R$ million)
	ITAÚ UNIBANCO
2016	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKETING AND CORPORATION (1)	ITAÚ UNIBANCO
Banking product	69,577	28,324	9,412	107,313
Managerial interest margin (2)	39,154	19,755	9,264	68,173
Banking service fees and income from bank charges	22,659	8,072	59	30,790
Income from insurance, private pension and capitalization operations before claim and selling expenses	7,764	497	89	8,350

Losses on loans and claims, net of recovery	(14,901)	(8,471)	71	(23,301)
Expenses for allowance for loan losses	(16,717)	(8,914)	71	(25,560)
Recovery of credits written off as loss	3,242	502	-	3,744
Expenses for claims/ Recovery of claims with reinsurance	(1,426)	(59)	-	(1,485)

Operating margin	54,676	19,853	9,483	84,012

Other operating income (expenses)	(37,202)	(13,410)	(2,387)	(52,999)
Non-interest expenses	(32,883)	(12,034)	(1,616)	(46,533)
Tax expenses for ISS, PIS, Cofins and Other	(4,319)	(1,376)	(771)	(6,466)

Income before income tax and social contribution	17,474	6,443	7,096	31,013
Income tax and social contribution	(6,328)	(1,081)	(1,237)	(8,646)
Non-controlling interest in subsidiary	(223)	79	1	(145)

Recurring net income	10,923	5,441	5,858	22,222

(1)   Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to administration currency, interest rate and other market risk factors, gap management and arbitration opportunities in in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to excess of capital.

(2)   Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

	(In R$ million)
	ITAÚ UNIBANCO
2015	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKETING AND CORPORATION (1)	ITAÚ UNIBANCO
Banking product	70,495	25,774	7,641	103,910
Managerial interest margin (2)	40,997	18,047	7,513	66,557
Banking service fees and income from bank charges	21,159	7,282	59	28,500
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,339	445	69	8,853

Losses on loans and claims, net of recovery	(13,893)	(5,931)	98	(19,726)
Expenses for allowance for loan losses	(16,232)	(6,764)	98	(22,898)
Recovery of credits written off as loss	3,886	883	-	4,769
Expenses for claims/ Recovery of claims with reinsurance	(1,547)	(50)	-	(1,597)

Operating margin	56,602	19,843	7,739	84,184

Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)
Non-interest expenses	(31,547)	(9,877)	(1,522)	(42,946)
Tax expenses for ISS, PIS, Cofins and Other	(4,377)	(1,253)	(426)	(6,056)

Income before income tax and social contribution	20,678	8,713	5,791	35,182
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)
Non-controlling interest in subsidiary	(342)	-	(14)	(356)

Recurring net income	13,073	6,022	4,737	23,832

(1)   Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to administration currency, interest rate and other market risk factors, gap management and arbitration opportunities in in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to excess of capital.

(2)   Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

	(In R$ million)
	ITAÚ UNIBANCO
2014	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKETING AND CORPORATION (1)	ITAÚ UNIBANCO
Banking product	65,516	20,408	3,916	89,840
Managerial interest margin (2)	37,880	13,685	3,590	55,155
Banking service fees and income from bank charges	19,234	6,321	222	25,777
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,402	402	104	8,908

Losses on loans and claims, net of recovery	(11,840)	(3,202)	(3)	(15,045)
Expenses for allowance for loan losses	(14,503)	(3,565)	(3)	(18,071)
Recovery of credits written off as loss	4,642	407	-	5,049
Expenses for claims/ Recovery of claims with reinsurance	(1,979)	(44)	-	(2,023)

Operating margin	53,676	17,206	3,913	74,795

Other operating income (expenses)	(34,200)	(9,150)	(1,089)	(44,439)
Non-interest expenses	(30,243)	(8,158)	(1,182)	(39,583)
Tax expenses for ISS, PIS, Cofins and Other	(3,957)	(992)	93	(4,856)

Income before income tax and social contribution	19,476	8,056	2,824	30,356
Income tax and social contribution	(6,761)	(2,591)	(74)	(9,426)
Non-controlling interest in subsidiary	(305)	-	(6)	(311)

Recurring net income	12,410	5,465	2,744	20,619

(1) Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to administration currency, interest rate and other market risk factors, gap management and arbitration opportunities in in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to excess of capital.

(2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.

7.3. With respect to the products and services that correspond to the operating segments disclosed in Item 7.2, describe:

a) The characteristics of the production process

b) The characteristics of the distribution process

c) The characteristics of the markets in which it operates, in particular:

i. Share in each of the markets

ii. State of competition in the markets

d) Any seasonality

Distribution Channels

We provide integrated financial services and products to our clients through a variety of distribution channels. In addition to our traditional portfolio of banking products, we offer products such as insurance, investments, foreign exchange and brokerage. Our portfolio of corporate products suitable for large companies is managed by our wholesale banking segment. Our distribution network is divided into standard channels, which include branches, Customer Site Branches - CBSs (banking service centers located at certain corporate clients), Automatic Teller Machines - ATMs, and telephones; and digital channels: internet, mobile and SMS banking. The volume of banking transactions carried out through internet and mobile channels has grown significantly in recent years.

Physical channels (branches, CSBs and ATMs)

Our branch network serves as a distribution network for all of the products and services we offer to our clients. At December 31, 2016 our standard branch network reached 3,653 branches. We have 45 branches in Brazil, especially refurbished for shopping malls, with a new visual identity and service proposal. The spaces present a new concept of client service, with a differentiated layout inspired by the design of a retail store. Focusing on the relationship with the client as a way to strengthen contact with the public, these branches are open from 12 p.m. to 8 p.m. Furthermore, we have reached 135 digital branches as of December 2016, which aligns with our Digital Channels strategy.

Similarly, we also implemented changes in service hours for certain branches located in commercial hubs, which now open at 8 a.m. or 9 a.m. and close at 6 p.m. or 8 p.m. This initiative was designed to adapt our services to the routines of our clients.

The range of services provided at CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate client and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail clients while servicing corporate clients and personnel.

ATMs are low-cost alternatives to employee-based services and give us points of service at significantly lower costs than branches. Our clients may conduct almost all account-related transactions through ATMs.

In addition to all our channels for serving clients (branches, CSBs and ATMs), we also have a partnership with “TecBan" ATM network, composed with more than 19,000 ATMs, which provide clients limited services – primarily cash withdrawal services.

Since 2012, we have made differentiated services available to certain registered clients. In addition to services available to our clients in general, these registered clients are able to withdraw funds and check current account balances and statements just by using biometric technology. Biometrics enables these registered clients to carry out transactions with fingerprint identification, without typing a password or using a card, providing more security and convenience for our clients. To be able to use biometrics, clients simply register with any Itaú Unibanco branch.

Digital Channels (internet and mobile banking)

In a digital world, technology is now part of everyday life. With over 73% of all banking transactions in 2016 already taking place in digital channels, we, as a bank, are challenged daily with delivering an increasingly improved multi-channel and end-to-end experience to our customers.

Over 49% of all clients used a digital channel in December 2016. Mobile is the fastest growing channel, rapidly becoming the most relevant one for individuals. With respect to small and middle-market companies, desktop internet still remains the most used channel. In face of these challenges, we have continuously been transforming our customers digital experience, offering convenience through services and products to our individual and corporate clients, such as money transfers, payments, credit, investments, insurance and others.

Our focus is to provide more and more completion of services in mobile banking (just like the services we provide for internet banking) and keep improving user experience in our digital channels to make them even more intuitive and accessible to our customers.

Standard channels	Branches(1)			CSBs			ATMs
	2016(2)	2015	2014	2016	2015	2014	2016	2015	2014
Brazil	3,780	3,910	3,967	766	824	852	25,079	25,802	27,309
Abroad	531	228	229	26	23	22	1,228	610	607
Argentina	72	72	72	15	17	17	178	178	186
Chile	223	96	99	2	-	-	502	70	70
Colombia	174	-	-	-	-	-	178	-	-
Paraguay	31	32	30	8	5	4	311	307	297
Uruguay	23	23	23	1	1	1	59	55	54
Other	8	5	5	-	-	-	-	-	-
Total in Brazil and abroad	4,311	4,138	4,196	792	847	874	26,307	26,412	27,916

(1) Since December 31, 2014, total branches include digital branches and business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.

(2) 79.3% of our branches were located in the states of São Paulo, Rio de Janeiro and Minas Gerais in the southeast of Brazil, Paraná in the south of Brazil, and Goiás in the center-west of Brazil.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. At December 31, 2016, there were 138 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,454 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. At December 31, 2016, these banks accounted for 37.8% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks. At December 31, 2016, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 43.2% of the banking system’s total assets.

The following table sets out the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

Position	Banks by total assets(1)	Control Type	As of December 31,
			2016	% of Total
			(In billions of R$)	(%)
1st	Banco do Brasil S.A.(2)	state-owned	1,436.8	17.4
2nd	Itaú Unibanco Holding S.A.	privately-owned	1,331.8	16.2
3rd	Caixa Econômica Federal	state-owned	1,256.2	15.2
4th	Banco Bradesco S.A.(3)	privately-owned	1,081.4	13.1
5th	Banco Nacional de Desenvolvimento Economico e Social (BNDES)	state-owned	867.6	10.5
6th	Banco Santander Brasil S.A.	privately-owned	705.1	8.6
7th	Banco Safra S.A.	privately-owned	148.4	1.8
8th	Banco BTG Pactual S.A.	privately-owned	132.0	1.6
9th	Banco Citibank S.A.	privately-owned	72.0	0.9
10th	Banco do Estado do Rio Grande do Sul S.A. (Banrisul)	state-owned	68.2	0.8
n.a.	Others	n.a.	1,139.9	13.8
	Total		8,239.4	100.0

(1) Based on banking services, except insurance and pension funds.

(2) Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil’s shareholding stake and excludes these 50.0% of National Financial System.

(3) Includes the consolidation of HSBC Bank Brasil S.A.

Source: Central Bank (IF.data).

Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease of these levels at the beginning of the year. In addition, there is a certain seasonality at the end of the year in our pension plan business, when the thirteenth salaries are paid. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

e) The main inputs and raw materials, informing:

i. Description of the relationships established with suppliers, including whether they are subject to governmental controls or regulation, indicating the bodies and the applicable legislation

The process of contracting goods and services in our supply chain is carried out on a centralized basis by the Procurement department, with involvement of the contracting and the legal departments, among other supporting areas. Our relationship with suppliers is guided by a structured process, which begins with the supplier assessment aiming at reducing risks in our supply chain. Suppliers register on the website and adhere to the procurement policy, code of ethics, confidentiality policy, social and environmental responsibility, and general conditions applicable to the acquisition of goods and services. After this process, these suppliers are submitted to a technical and administrative assessment process that consists of an analysis of their adherence to environmental and social responsibility practices, compliance with fiscal, tax and labor responsibilities and performance of their corporate obligations using the same tools adopted in the assessment of clients (credit analysis, indebtedness, money laundering prevention, fraud, anticorruption law, among discrediting factors). Our administrative assessment takes into account a specific vision in accordance with the risks of the category of services provided or products supplied. This assessment is based on the matrix of supplier risks, which is composed of the four pillars described below:

1) Reputational / Regulatory: risks of supplier and corporate structure related to image, compliance with prevailing legislation, unlawful acts, human rights (child labor, slave labor), environmental impact, among others:

2) Financial: risks related to the financial position of the supplier;

3) Dependence: risks related to the Bank’s dependence on the supplier to mitigate the possibility of an interruption in the provision of products and services;

4) Labor: risks related to the provision of services that involve intensive labor.

After meeting these criteria and being approved, the supplier will be eligible for taking part in contracting processes, which will be formalized in a contract. In the event we identify any irregularities, penalties and action plans may be applied to help the supplier solve the issue or, in certain situations, this may lead to the suspension or termination of the respective contract.

ii. Possible dependence on few suppliers:

We have a base of over 7,000 approved suppliers that can provide services and supply products to Itaú. The persons in charge of procuring or contracting services in the Bank should always encourage free competition and carry out, whenever possible, procurement processes involving at least two suppliers. The search for suppliers to the Bank should be an ongoing and permanent activity, always seeking to strengthen the supplier base, ensure competition, better prices and opportunities and overcome critical supply issues. Any dependence may take place as a result of exclusiveness in the provision of a service by the supplier.

iii. Any volatility in suppliers' prices:

Price volatility related to supplier agreements is influenced by macroeconomic factors such as interest, inflation and foreign exchange rates), among others.

7.4. Identify whether there are clients that are responsible for more than 10% of the issuer’s net revenues, stating:

a)	Total amount of revenue arising from the client

There are no clients that account for more than 10% of the Issuer’s revenue.

b) Operating segments affected by the revenue arising from the client

The table below shows the concentration of loan, lease, and other credit operations and securities of companies and financial institutions:

	(h R$ thousand)
	December
Loan lease and other credit operations, and securities of companies and financial institutions (*)	2016		2015		2014
	Risk	% of total	Risk	% of total	Risk	% of total
Largest debtor	7,783,779	1.2	8,050,610	1.2	5,506,955	0.9
10 largest debtors	43,510,712	6.7	51,671,998	8.0	41,262,200	6.8
20 largest debtors	69,471,923	10.7	82,207,618	12.7	68,924,307	11.3
50 largest debtors	113,276,464	17.4	134,404,588	20.8	119,971,624	19.7
100 largest debtors	151,478,406	23.3	175,610,164	27.2	160,804,702	26.5

(*) The amounts include endorsements and sureties.

7.5. Describe the material effects of state regulation on the issuer’s activities, specifically commenting on:

a) The need for government permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior permits from the Central Bank.

Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the Junta Comercial do Estado de São Paulo (JUCESP) under number 20.683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, currently Itaú Unibanco S.A.

In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA (then named Bolsa Oficial de Valores de São Paulo) on October 20, 1944. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles.

Regulatory environment

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

•	CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions. CMN is also responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil;
•	Central Bank: responsible for implementing the policies established by CMN, authorizing the establishment of financial institutions and supervising financial institutions in Brazil. It establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by CMN;
•	CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market (which in Brazil includes derivatives) and its participants, as well as overseeing exchange and organized over-the-counter markets;
•	CNSP: responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities;
•	SUSEP: responsible for regulating and supervising the insurance, open private pension funds and premium bond markets in Brazil and their participants; and
•	ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants.

Outside of Brazil, we have main operations subject to oversight by local regulatory authorities in the following jurisdictions: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular, the United Kingdom and Switzerland; Central America in particular Panama, and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America.

Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy:

•	prohibition against operating in Brazil without the prior approval of the Central Bank;
•	prohibition against acquiring real estate that are not for the financial institution’s own use, except real estate received for settlement of loan losses, in which case such real estate must be sold within one year, extendable by the Central Bank;
•	prohibition against acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios;
•	prohibition against granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group;
•	restrictions on borrowing and lending, as well as granting advances and guarantees, to certain related individuals and legal entities.;
•	obligation to deposit a portion of the deposits received from clients with the Central Bank (compulsory deposit); and

•	obligation to maintain sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank.

Basel III Framework

The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The new rules will be phased in gradually and each country is expected to adopt such recommendations in laws or regulations applicable to local financial institutions.

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5%, composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Basel III also introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total exposure.

Basel III implemented a Liquidity Coverage Ratio, or LCR, and a Net Stable Funding Ratio (NSFR). The LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.

Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a “trigger event.” A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013. The instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a 10-year period, beginning on January 1, 2013.

Additional regulatory capital requirements apply to Global Systemically Important Financial Institutions (G-SIFIs). The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment.

The Basel Committee has also issued a framework for the regulation of Domestic Systemically Important Banks (D-SIBs), which supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

Implementation of Basel III in Brazil

Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (patrimônio de referência); and Additional Core Capital (adicional de capital principal).

Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves, or capital principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or capital complementar).

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a temporary special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market.

Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022.

The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Capital Principal Conservação), the countercyclical capital buffer (Adicional de Capital Principal Contracíclico) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital.

From October 1, 2015, a minimum LCR in a standardized liquidity stress scenario is required for banks with total assets in excess of R$100 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity they have available, and the measures they plan to adopt to be in compliance with the LCR requirement. Banks will also be required to effect public disclosures of their LCR on a quarterly basis after April 1, 2016.

In January 2017, the Central Bank enacted a new rule amending the provisions regarding calculation methods and procedures for the disclosure of LCR information. The new regulation establishes a new possible stress scenario and indicates that, for LCR purposes, cash and time deposits are considered retail funding components.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding. The figures presented below refer to the percentage of our risk-weighted assets.

Basel III - Schedule	From January 1,
	2015	2016	2017	2018	2019
	(%)
Common equity Tier 1	4.5	4.5	4.5	4.5	4.5
Tier 1 Capital	6.0	6.0	6.0	6.0	6.0
Total regulatory capital	11.0	9.875	9.25	8.625	8.0
Additional common equity Tier 1 (ACP)	-	0.625	1.5	2.375	3.5
Capital conservation buffer	-	0.625	1.25	1.875	2.5
Countercyclical capital buffer (1)	-	-	-	-	-
Systemic	-	-	0.25	0.5	1.0
Common equity Tier 1 + ACP	4.5	5.1	6.0	6.9	8.0
Total regulatory capital + ACP	11.0	10.5	10.8	11.0	11.5
Liquidity coverage ratio	0.6	0.7	0.8	0.9	1.0
Prudential adjustments deductions	40	60	80	100	100

(1) According to Circular No 3.769 of Central Bank, the ACP countercyclical requirement is zero.

The Central Bank has also established the calculation methodology for the leverage ratio. However, it has not yet determined a minimum ratio. Banks are required to prepare public disclosures of their leverage ratios on a quarterly basis after October 1, 2015.

CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly complete financial statements at the consolidated enterprise level (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level (conglomerado prudencial).

In addition to the rules issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was issued, allowing the determination of deemed credit based on deferred tax assets arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of subordinated debt, requiring the inclusion of clauses for the suspension of the stipulated compensation and the extinction of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by CMN.

Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of its transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

Foreign Currency Transactions and Exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. The compulsory deposit requirement rate on the foreign currency short position held by financial institutions is currently 0%.

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered export register (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy.

Besides that legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

Liquidity and Fixed Assets Investment Regime

In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital.

Lending Limits

Furthermore, we are legally prevented from granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital.

Credit Exposure Limits

For the purpose of this limit, the following public sector entities are to be considered as separate customers: (i) the Brazilian government, (ii) an entity controlled directly or indirectly by the Brazilian government which is not financially dependent on another entity controlled directly or indirectly by the Brazilian government, (iii) entities controlled directly or indirectly by the Brazilian government which are financially dependent among themselves, (iv) a State or the Federal District, jointly with all entities directly or indirectly controlled by it, and (v) a municipal district, jointly with all entities directly or indirectly controlled by it.

Loans and Advances to Related Parties

Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them, including:

(i) officers, and members of the board of directors, fiscal council, advisory councils and other statutory committees, as well as their spouses, ascendants, descendants and collateral relatives to the second degree, either blood relatives or in-laws;

(ii) individuals or legal entities that directly or indirectly control the financial institution or hold more than 10% of the financial institution’s share capital

(iii) legal entities directly or indirectly controlled by the financial institution or legal entities in which the financial institution directly or indirectly holds more than 10% of the share capital; or

(iv) legal entities directly or indirectly controlled by the individuals mentioned in items “I” and “II” above or legal entities in which such individuals directly or indirectly hold more than 10% of the share capital.

Compensation of Directors and Officers of Financial Institutions

According to rules set forth by CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders.

Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN’s regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

Antitrust Regulation

The Brazilian Antitrust Law requires that transactions resulting in economic concentration should be submitted for prior approval to CADE, the Brazilian antitrust authority, if the transactions meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction prior to CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant agreement and potential administrative proceedings. In addition to submitting such transactions to CADE’s approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circular No. 3,800/2016) to submit to the Central Bank’s antitrust approval any concentration acts involving two or more financial institutions in the following cases: (i) acquisition of corporate control, (ii) a merger, (iii) transfer of the business to another financial institution, and (iv) other transactions which result in increased market share in the market segments they operate.

With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, the matter remains undefined. The uncertainty concerning whether CADE or the Central Bank should review and approve concentration acts involving financial institutions has resulted in financial institutions submitting for antitrust approval concentration acts in the banking sector not only to the Central Bank but also to CADE.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ANTITRUST_CORPORATE_POLICY_RI_2015.pdf for further details about our Antitrust Corporate Policy.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the following table:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100

Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180
(1)	Our credit classification also takes into account the client´s credit profile, which may negatively impact the past due classification.

Bank insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to either private-sector financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions: (i) temporary special administration regime (RAET), (ii) intervention, and (iii) extrajudicial liquidation. Financial institutions may also be subject to the bankruptcy regime.

In the course of the special regimes described below, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

RAET

RAET is a less severe special regime which allows financial institutions to continue to operate. Its main effect is that the whole management loses its offices and is replaced by a steering committee appointed by the Central Bank with broad management powers. Its duration is limited and its main objective is the adoption of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

Intervention

Under this regime, the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution’s management. In general, the intervention is aimed at preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors. The intervention is also time-limited and may be followed by the resumption of the financial institution’s regular activities or the declaration of extrajudicial liquidation or bankruptcy.

The intervention suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

Extrajudicial Liquidation

Extrajudicial liquidation generally corresponds to the process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.

The extrajudicial liquidation (i) suspends actions and executions related to the financial institution, (ii) accelerates the maturity of the financial institution’s obligations; and (iii) interrupts the statute of limitations of the financial institution's obligations. In addition, the debt of the estate under liquidation will no longer accrue interest until all obligations to third parties are settled.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.0125% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Brazilian Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

Payment of Creditors in Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by FGC, FGC becomes an unsecured creditor of the estate in liquidation.

Insurance Regulation

With governmental approval, insurance companies in Brazil may offer all types of insurance, except for workers’ compensation insurance, directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil.

Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory body (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

Insurance companies, until December 31, 2016, when transferring their risks in reinsurance, must transfer 40.0% of each facultative or automatic contract to local reinsurers (companies domiciled in Brazil).

From January 1, 2017, this percentage reduces to 30%, and will reduce annually until it reaches 15% on January 1, 2020.

In addition, until December 31, 2016, risk assignment between insurers and reinsurers belonging to the same economic group is limited to 20.0% of the premiums pertaining to each facultative or automatic contract. From January 1, 2017, this percentage has increased to 30%, and annually will increase until it reaches 75% on January 1, 2020.

Anti-Corruption Law

In January 2014, a new Brazilian anti-corruption law came into force which establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. Although known as an anti-corruption law, it also encompasses other injurious acts contrary to the Brazilian or foreign public administration including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking financing with public entities and prohibition against participating in public biddings.

In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions as determined by the new federal regulation issued in March 2015.

The new regulation also provides parameters for the application of the anti-corruption law including with respect to penalties and compliance programs. Please refer to:

https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLITICA_CORPORATIVA_DE_PREVENCAO_A_CORRUPCAO_ENGL.pdf where you can electronically access further details about our Anti-corruption Corporate Policy.

https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/HF5_-_DOC_RI_2016_(ingles).pdf where you can electronically access further details about our Integrity and Ethics Corporate Policy and guidelines for situations of conflicts of interests.

Anti-Money Laundering Regulation

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian anti-money laundering law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange.

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of the Financial Action Task Force – FATF and United Nations Security Council, financial institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying the ultimate beneficial owners (UBO) of the transactions. These records should be kept up-to-date;
•	checking the compatibility between the movement of funds of a client and such client's economic and financial capacity;
•	checking the origin of funds;
•	carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;
•	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third party;
•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
•	determining criteria for hiring personnel and offering anti-money laundering training for employees;

•	establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering;
•	establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision;
•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);
•	requiring clients to inform the financial institution, at least one business day in advance, of their intention to withdraw amounts equal to or exceeding R$100,000;
•	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions; and
•	unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the United Nations Security Council.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate.

In August 2013, the Brazilian Association of Banks (Federação Brasileira de Bancos, or FEBRABAN) enacted an anti-money laundering and terrorism financing self-regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures.

Politically Exposed Persons (PEPs)

PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.

Portability of Credit Transactions

The portability of credit transactions is regulated by the Central Bank since 2013. Portability consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called "debt purchases".

Rules Governing the Charge of Fees on Banking and Credit Card Operations

Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and saving accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others.

Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package.

Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.

CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs and (ii) “special credit cards”, with benefits and reward programs. A minimum of 15% of the total outstanding credit card balance must be paid monthly by credit card holders.

A minimum 30-day prior notice to the public must precede the creation or increase of a fee, whereas fees related to priority services may only be increased 180 days after the date of a previous increase (while the reduction of a fee can take place at any time). With respect to credit cards, a 45-day prior notice to the public is required for any increase or creation of fees, and such fees may only be increased 365 days after a previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs.

At the end of 2016 and the beginning of 2017, two major changes occurred in the Brazilian payment market. In December 2016 a provisional measure was published authorizing the surcharge by payment instrument as a way to stimulate retail sales, allowing retailers to charge different prices depending on the payment method. In January 2017 the Central Bank published a new resolution establishing that debits made with credit cards cannot have a revolving credit feature for more than one payment period.Financial institutions may offer to those clients an installment credit with lower interest rates than the revolving credit line.

Leasing regulation

Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank of Brazil regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire or return it to the lessor or renew the contract for a new period.

Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies.

Correspondent agents

We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations.

Banking secrecy

Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

•	the disclosure of information with the express consent of the interested parties;
•	the exchange of information between financial institutions for record purposes;
•	the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
•	the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities;
•	the disclosure of some information established by law to tax authority; and
•	the disclosure of information in compliance with a judicial order.

Except as permitted under the Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense.

Ombudsman

In 2015, CMN and Central Bank updated the regulation about the Ombudsman's Office for Financial Institutions subject to supervision. The Ombudsman’s Office has been mandatory since 2007 and is the main channel of customer assistance and mediation of conflicts monitored by the Central Bank.

In this update, the main duties of the Ombudsman's Office were reinforced, to continue acting as a last resource within the company to resolve clients’ demands between clients and the institution, and to attend to complaints not resolved in our primary channels.

Every six months, the Ombudsman has to prepare a report about the most critical complaints, root cause analysis and action plans to improve customer experience. This report is submitted to upper management and audit committee, as well as to Central Bank.

The revised standard reduced SLAs from 15 to a maximum of 10 days from client’s complaints. It also demanded more transparency and highlight to contact information, telephone number for access to the Ombudsman's Office on the internet and the need to publish a public report on the Ombudsman's work.

Itaú Unibanco has been in compliance since the mandatory date of June 30, 2016.

Regulation of the Brazilian Securities Market

According to the Brazilian Corporate Law, a company is considered publicly-traded or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as our company, are registered with CVM and are subject to information disclosure and reporting requirements.

Disclosure Requirements

Under CVM rules, publicly-traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.

CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to register a “Reference Form” in its files. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document.

Asset Management Regulation

The Brazilian asset management regulation requires a previous registration with CVM to perform the services of portfolio management and fund administration.

Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable for losses arising from either intentional acts or negligence in conducting their activities.

CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.

Funds of foreign investors

In March 2015, a new regulatory framework issued by CMN and CVM became effective regarding (i) foreign investment in the Brazilian financial and capital markets and (ii) depositary receipts.

The most significant changes in the rules applicable to foreign investment in the Brazilian financial and capital markets introduced by the new regulation are: (i) a requirement that only financial institutions authorized to operate in Brazil may act as legal representatives of non-resident investors in Brazil for purposes of any investments made within the purview of such rule; (ii) clarification of requirements regarding simultaneous foreign exchange transactions (without the effective transfer of money) related to foreign investments; and (iii) clarification about the types of investments that can be made through a foreign investor account (conta de domiciliado no exterior) maintained at a bank in Brazil.

The new regulation also amended the rules applicable to depositary receipts, by allowing the issuance of depositary receipts based on (i) any security issued by Brazilian companies registered with CVM (companhias abertas), in contrast to the previous rules which limited the issuance of depository receipts to equity securities, and (ii) credit instruments issued by financial institutions and other types of institutions registered with CVM and authorized by the Central Bank, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de Referência).

Some of the changes implemented by CVM rules on registry, operations and disclosure of information related to foreign investment in the Brazilian financial and capital markets were made to detail the activities of legal representatives, to enlarge the scope of non-resident investor´s private transactions and to determine the exceptions of transfer between non-resident investors prohibited by CMN.

Internet and E-Commerce Regulation

Certain aspects of electronic commerce are regulated, including the validity of electronic documents in Brazil and electronic commerce transactions from the consumer protection standpoint. Current regulation on electronic commerce is intended to: (i) clearly identify the supplier and the product sold on the internet; (ii) provide an electronic service channel to clients; and (iii) guarantee cancellation and return of internet orders.

In addition, computer hacking offenses were criminalized in Brazil in 2012.

In light of the increased use of electronic channels in the Brazilian banking industry, CMN has enacted a number of resolutions over the past few years in order to provide or establish:

•	that Brazilian residents may open deposit bank accounts by electronic means, which includes the internet, ATMs, telephone and other communication channels, provided that transfers of amounts from such accounts are allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds;

•	the requirements related to the verification of a client’s identity;

•	that all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels; and

•	the opening of deposit bank and savings accounts that can be used exclusively through electronic means.

On April 25, 2016, CMN enacted a regulation on the opening and closing of banking accounts by electronic means, without the restrictions described above. Banks must adopt procedures and controls to confirm and guarantee the client's identity and the authenticity of the information required to open an account. The regulation permits the use of digital signatures and the collection of signatures through electronic devices. The procedures and technologies used in the opening and closing of electronically deposit accounts must observe:

I   -   integrity, authenticity and confidentiality of the information and electronic documents used;

II   - protection against access, use, modification, reproduction and unauthorized destruction of information and electronic documents;

III  -  backup production of information and electronic documents; and

IV -  tracking and auditing procedures and technologies used in the process.

V  -  Under the new regulation, customers must be afforded the option of closing banking accounts electronically.

Federal Law No. 12,965/2014 and Federal No. Decree 8,771/2016 establish the regulatory framework for internet services in Brazil and set forth principles and rules to be observed by internet providers and users, including the protection of privacy and personal data and the preservation and safeguard of net neutrality.

FEBRABAN, the Brazilian Federation of Banks, has issued a regulation on extending credit through remote channels (such as ATMs, call centers and internet banking), setting forth minimum guidelines and procedures to ensure reliability, quality, transparency and efficiency.

Regulation on Payment Agents and Payment Arrangements

A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements” (i.e., the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and raising gradually up to the totality of the total account balance in 2019.

In October 2015, a regulation was published by the Central Bank regulating limitations on closed payment arrangements, the concept of domicile institution, obligation of centralized clearing and settlement for the payment arrangements, and transparency of interoperability rules within an arrangement and between arrangements.

Credit Performance Information

Brazilian law establishes rules for the organization and consultation of databases compiling positive credit history information of individuals and legal entities. The Central Bank regulates the provision of positive credit history information by financial institutions to such databases and the sharing of such information, such provision and sharing being subject to the express request or authorization of the client.

Consumer Protection Code

The Brazilian Consumer Protection Code (CDC) sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions.

The basic consumer rights dealing with financial institutions are as follows:

•	reverse burden of proof in court;
•	financial institutions must ensure that proper and clear information is provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose;
•	financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices;
•	financial institutions are liable for any damages caused to their consumers by misrepresentations in their publicity or information provided;
•	interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts;
•	collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and
•	amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistake, such as systemic failure or operational error.

Moreover, the Brazilian Congress is considering enacting legislation that, if signed into law as currently proposed, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing specified restrictions on the collection of amounts from final consumers. In addition, local or state legislatures may, from time to time, consider bills intending to impose security measures and standards for customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others have been proposed) in certain Brazilian states or municipalities that impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus, which could also adversely affect our ability to collect credit outstanding.

Regulation of Independent Auditors

In accordance with CMN regulation establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with CVM; (ii) qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years.

CMN regulation also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months.

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation.

•	an assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system;
•	a description of non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and
•	others reports required by Central Bank.

These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must retained and made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by IASB. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for audit of financial statements..

Taxation

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with respective rates, are as follows:

Tax	Rate	Tax calculation basis
IRPJ (Corporate Income Tax)	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)
CSLL (Social Contribution on Net Income)	20.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies)	Net income with adjustments (exclusions, additions, and deductions)

COFINS (Social Security Financing Contribution)	4.0% (financial institutions, insurance companies and capitalization entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
PIS (Contribution on Social Integration Program)	0.65% (financial institutions, insurance companies and capitalization entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
ISS (Service Tax)	2.0% to 5.0%	Price of service rendered
IOF (Tax on Financial Transactions)	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), and social contribution on profits (Contribuição Social Sobre o Lucro Líquido, or CSLL) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

CSLL is currently levied on our taxable income at a 20.0% rate, which is specific for financial institutions, insurance and similar companies. Note that this tax is generally levied at a 9.0% for non-financial legal entities. Nonetheless, the Federal Government increased such a rate initially to 15.0%, and then to 20.0%. Despite such increase, some Brazilian financial institutions, including us, are disputing the constitutionality of this higher CSLL tax rate. The amounts in dispute are accounted for as a tax liability provision in our balance sheet. In regard to this matter, it is worth mentioning that on the same rule that increased CSLL from 15.0% to 20.0% (Law 13,169), the Federal Government also determined that, as from January 1, 2019, the CSLL rate will be reduced to 15.0%.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities net income. However, Brazilian legislation provides for our deducting the amounts paid as corporate income tax abroad against the IRPJ due in Brazil and CSLL, provided certain limits are observed.

Income Tax for Individuals and Foreign Investors

On September 22, 2015, the President of Brazil enacted Provisional Measure No. 692, or MP 692, converted into Law No. 13,259 of March 16, 2016, which aimed at increasing the flat 15% rate of the income tax levied on capital gains derived by individuals, certain corporations and foreign investors (individuals and corporations) as a result of the disposal of assets and rights in general exceeding R$5 million, by adopting a system of progressive rates that may reach a 22.5% tax rate (for positive results exceeding R$30 million). Since capital gains arising from transactions executed through a securities exchange are subject to specific tax rules, which are not included under the scope of Law No. 13,259, it is possible to sustain the position that the provisions of this rule should not apply to such transactions. This rule applies since

January 1, 2017. If the stockholder is a resident of or domiciled in a tax haven jurisdiction or a privileged tax regime, the capital gains are still subject to the withholding income tax at a 25% rate.

Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: contribution on social integration program (Contribuição Para o Programa da Integração Social, or PIS) and social security financing contribution (Contribuição Social Para o Financiamento da Seguridade Social, or COFINS).

In accordance with applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits.

Some additional deductions are legally permitted to financial institutions, and therefore the calculation basis is similar to the profit margin. Some of our subsidiaries claim that the PIS and COFINS should be levied only on their revenue from the sale of products and services, rather than on the revenues from financial and other activities. The amounts in dispute are accounted for as tax contingencies in the balance sheets of these companies.

Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis of these taxes is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income of non-financial companies is subject to PIS and COFINS at the rate of 0.65% and 4%, respectively, except for income from interest on capital, wich is subjected to PIS and COFINS at the rate of 1.65% and 7.6%, respectively.

Service Tax

The tax on services (Imposto Sobre Serviços de Qualquer Natureza, or ISS) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

A new tax law enacted on December 30, 2016 effected a number of changes with respect to the Brazilian tax on service ISS. Among a series of modifications to the ISS, the new law introduced a minimum tax rate of 2%. The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on new activities such as credit card and leasing operations but the President vetoed these changes. Following the legislative procedure, there is a possibility that the Brazilian Congress overturns the presidential veto

Tax on Financial Transactions

The tax on financial transactions is levied at specific rates according to the transaction in question, and may be changed by a decree from the executive branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

The following table summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Type of transaction	Applicable Rates (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date)
Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction) Maximum rate: 25%
Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%
Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate Maximum rate: 1.5% per day
Securities	IOF/Securities: zero to 1.5% as a general rule (possible to be higher) Maximum rate: 1.5% per day
Securities – Derivatives	IOF/Securities - Derivatives: zero Maximum rate: 25%

b) The issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including adherence to international environmental protections standards

Our operations (management of administrative buildings and branch network) comply with all state and federal environmental regulations. We operate in accordance with the Policy for Sustainability and Social Environmental Policy, which sets forth the guidelines on environmental aspects, as follows:

•	supporting market mechanisms and internal policies to promote respect for the environment, quality of life and biodiversity conservation;
•	developing and improving mechanisms and internal policies to manage indirect environmental impacts of financial operations;
•	mitigating direct environmental impacts of operations.

Ecoefficiency

We understand that although we are a service company our activities impact the environment, through the operation of administrative units, branch network, and technology centers. Our main sources of electricity and water consumption, for example, come from the use of cooling systems and electronic equipment. Ongoing efforts to improve our energy efficiency through the best market practices, ambitious goals and an increasingly robust management of natural resources consumption are in place.

Noteworthy in 2016 was our achieving the GOLD seal of the LEED certification type O+M (Operation and Maintenance) for Edifício Faria Lima 3500, one more top environmental certification to add to the LEED NC (New Construction) certification we achieved for the CTMM (Mogi Mirim Technology Center). This certification acknowledges a more efficient management and operation of the entrepreneurship, by reducing the consumption of natural resources and other impacts generated by a building of such a size. In addition, we renewed our ISO 14001 certification for the Tatuapé Administrative Center, and as a result we now have three administrative complexes that are environmentally certified (LEED or ISO 14001 certifications).

Water

In 2016 we experienced an improved water shortage scenario, as compared to the previous year. We proceed with our emergency response plan to the emergency water and electricity scenario, designed in 2014, to ensure the supply and continuity of the bank’s business, by simulating actions, defining strategies, and monitoring the water management in our operations.

For a more efficient and aware consumption, we implemented or proceeded with a number of actions, seeking to act preventively and carrying out periodic equipment maintenance procedures.

In 2016 our facilities (administrative centers, technology centers, and branch network) consumed 1,410,592.40 cubic meters of water. This is a decrease of approximately 4 % from the figures in 2015.

Our reused water consumption totaled 94,051.4 cubic meters. Our reused water consumption decreased 32% from the 2015 figures. The decommissioning of the CAR (Raposo Administrative Center) has contributed to that result, as it was one of the complexes that made use of this resource.

Energy

As our operations are greatly dependent on electricity availability, we continually seek to increase energy efficiency through in-company projects and consumption reduction targets.

We developed a number of initiatives and projects over 2016 that contributed to a more efficient energy management, making it possible to meet our commitments entered into in 2015.

After the CTMM (Mogi Mirim Technology Center) was implemented, we felt the need to revise the infrastructure of other data center buildings, which led to terminating the activities of the CAS (Campinas Alternative Center) in December 2016 and of the CAR (Raposo Administrative Center) in June 2016. This decommissioning has contributed to a 16% reduction in energy consumption of our data centers, equivalent to approximately 30,000 MWh.

Noteworthy is that 89% of all electricity consumption of administrative buildings come from renewable sources, such as small hydroelectric, wind and sun power plants. Our target for 2020 is to expand the use of energy from renewable sources to 96% (including all administrative buildings, data centers and the wholesale segment buildings).

Emissions

We understand the relevance of knowing, measuring, and managing the impact of our operation. Therefore, for over eight years, we have carried out the inventory of greenhouse gas (GHG) emissions, based on the methodology used by the GHG Protocol Brazilian Program, which is assessed by an independent third-party and granted recognition with the Gold Seal award.

In addition, in 2015 we offset our Scope 1 (total) and Scope 2 emissions for the CTMM only, under a program with biannual frequency, which has enabled us to already offset the volume of 47,332.33 tCO2e, if we include the emissions since 2012.

Itaú Unibanco is also signatory to the Carbon Disclosure Project (CDP), and for the third consecutive year it was recognized by the CPF Latin America as the Leading Companies in Transparence, in accordance with its global scoring methodology applied to the 2016 Edition of the “Climate Change” questionnaire, in addition to making up the ISE, ICO2 and DJSI portfolios, which report our emissions on a yearly basis.

Therefore, we have implemented measures to directly or indirectly reduce emissions of greenhouse gas and other pollutants associated to our business.

In 2016, our Scope 1 emissions increased 13.04% as a result of a higher usage of an aircraft of our own and the volume of replacement of cooling gas used in cooling systems due to scheduled maintenance for improvement of the system performance.

The main source of our Scope 1 emissions are generators, which, during testing or in the event of shortage of electricity, are turned on to ensure 100% of availability for our facilities and the continuity of our business.

We recorded a significant reduction of 41.58% in our Scope 2 emissions in 2016, due to the reduction in electricity consumption in our units (branches, administrative buildings, and data centers) and the reduction in the national grid’s emissions factor by over 30%, as compared to the previous year. In 2016, total volume of Scope 2 emissions was 54,340 tCO2e.

Our Scope 3 emissions reduced 13.64%, totaling 99,556 tCO2e. This reduction is due to a decrease in air trips and in view of the aforementioned operational changes to increase transportation efficiency.

Transportation

Control over data related to air and ground transportation includes information on civil aviation, taxis, vans, buses and executive vehicles used by our employees. Information is provided by service providers and reported, consolidated and stored by Itaú management, thus ensuring we have accurate information.

We determine the transportation tCO² emissions on a monthly basis, which enables us a quarterly monitoring of the target and an efficient management of the actions within the calculation period.

For a more efficient and real time management, the organization's managers are provided with an online managerial panel that includes consumption indicators (volume/cost) related to trips by plane and taxi made by employees.

From 2016, the operational management of trips by plane made by the Wholesale segment’s employees was incorporated into the current management of Itaú’s other areas.

Transportation (km)	2013[1]	2014	2015	2016
Air-borne	133,182,000	157,093,000	148,449,773.21	128,184,007
Ground-borne	40,704,000	42,966,000	44,139,109.67	58,867,901
Total	173,886,000	200,059,000	192,588,882.89	187,051,908

1 Amounts reported excluding Wholesale data

The overall result of an efficient corporate transportation management, we recorded a fall of 2.9% in kilometers traveled, as compared to 2015.

c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

The trademarks and patents owned by the Issuer and subsidiaries have an important role in the performance of its activities; however, there is no dependence on such assets for the performance of activities of the Issuer and subsidiaries.

7.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the total net revenue, b) Revenue arising from clients from each foreign country and their share in the total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue

The Issuer has not had substantial revenues from countries other than Brazil.

7.7. With respect to the foreign countries disclosed in Item 7.6, please state the extent to which the issuer is subject to regulations in these countries and how these regulations affect the issuer’s business

The Issuer has not had substantial revenues from countries other than Brazil.

7.8. With respect to social and environmental policies, please identify:

a) Describe the issuer’s significant long-term relationships that are not included in another part of this form, and on which the issuer discloses social and environmental information

Banks interact with all economic sectors, and therefore they have significant power to influence positive changes in society. We, from Itaú, which mission is to be a leader in sustainable performance, integrate social and environmental issues into our business, taking into account the needs of our clients and employees, civil society and regulatory bodies.

In the last 16 years, we have developed and taken part in a number of initiatives to reduce risks and take advantage of environmental and social opportunities. We have created strategies, routines, processes and products, adopted specific policies and adhered to volunteer commitments, such as PRI (Principles for Responsible Investment), EP (Equator Principles), CDP (Carbon Disclosure Project) and the Global Compact, which guide our business and institutional practices.

We publish the Consolidated Annual Report, which follows the AA100 and GRI principles for stakeholders engagement. All relevant information on Sustainability management and the main results of each year are included in this document.

To access information on 2016, please access www.itau.com.br/relatorio-anual.

b) the methodology followed in the preparation of this information

We prepare the Consolidated Annual Report, we follow Global Reporting Initiative (GRI) and AA100 principles for stakeholders engagement.

The project is conducted by a work group, composed of the Corporate Communication, Finance, Marketing, Investor Relations and Sustainability areas. It is responsible for carrying out the creation process of the bank’s Materiality and for submitting it for approval from the proper authority levels.

The Social and Environmental Risk topic is part of the "Risk and Capital Management", considered a priority by the bank.

The purpose of our social and environmental risk management is to identify, measure, mitigate, and monitor risks. We understand the social and environmental risks are a component of other types of risks our business is subject to, such as credit, reputation and legal risks. To mitigate these risks, we take initiatives to interact with the areas involved in the process, such as training sessions, workshops and lectures. In addition, we adopt measures to improve control based on the results of adherence tests periodically reported to the Social and Environmental Risk Committee, which is part of our Sustainability Governance.

In 2014, CVM Instruction No. 4,327 required that all financial institutions prepare social and environmental responsibility policies, which should include measures of risk management, governance and relationship of stakeholders.

Our Policy for Sustainability and Social Environmental Responsibility ratifies the guidelines and principles of inclusion of ESG issues in our business practices, activities and operations (from the head office to branches and data centers). We also have social and environmental policies specific for each business, such as credit (Corporate, Middle Market, Retail, Mortgage and Vehicle Financing), insurance and investments, always based on relevance and proportionality principles. To disseminate the guidelines of the policy, we give training in these areas for all involved employees. For this policy, access: https://www.itau.com.br/_arquivosestaticos/RI/pdf/pt/DOC_RI_POLITICA_DE_SUSTENTABILIDADE_DEZ_2016.pdf?title=Pol%C3%ADtica%20de%20Sustentabilidade%20e%20Responsabilidade%20Socioambiental

As part of the risk analysis monitoring process, our areas are subject to Internal Auditing. These audits are carried out by a team that evaluates, among other issues, compliance with the Policy for Sustainability and Social Environmental Responsibility and the commitments and volunteer agreements we entered into, such as the Equator Principles, associated with Project Finance.

All our business lines are guided by a list of restricted activities, a list of forbidden activities, conformity with environmental licensing, inclusion of social and environmental contractual clauses and rules specific for pledging real estate collateral.

For further information on our experience with the management of the topic, see our paper Social and Environmental Risks and Opportunities.

(http://itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Posicionamento-Itau-

ROSA.pdf). The information included in the Social and Environmental Risk section of our Consolidated Annual Report is considered priority, and, therefore, it is assured by independent consulting company PricewaterhouseCoopers.

c) whether this information is audited or reviewed by an independent entity

We publish the Consolidated Annual Report, which follows the GRI and AA100 principles for stakeholders engagement. All relevant information on Sustainability management and the main results of each year are included in this document.

The main data and facts determined by the external audit and the sustainability area are assured by independent consulting company PricewaterhouseCoopers.

d) the Internet pages on which this information can be found

For information on the Consolidated Annual Report for 2016, please access www.itau.com.br/relatorio-anual.

7.9. Supply other information that the issuer may deem relevant

We publish the Consolidated Annual Report, which follows the GRI and AA100 principles for stakeholder engagement. All relevant information on Sustainability management and the main results of each year are included in this document.

For information on 2016, please access www.itau.com.br/relatorio-anual.

ITEM 8. EXTRAORDINARY BUSINESS

8.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business (period of three past years)

All disposals and acquisitions of significant assets related to 2014, 2015 and 2016 were duly described in item 15.7 of this report.

8.2. Indicate significant changes in the conduction of the issuer’s business (period of three last years)

New management structure for Itaú Unibanco

On March 17, 2017, Itaú Unibanco Holding S.A. announced to the market new proposals for changes in the composition of the Board of Directors.

An officer of Brasil Warrant Administração de Bens e Empresas, João Moreira Salles was nominated to one of the vacancies to represent controlling stockholders in the Board of Directors, according to the Company’s Stockholders’ Agreement, replacing Demosthenes Madureira de Pinho Neto, who will leave the Board.

Alfredo Villela has informed the Board that he will leave his management position in the Company.

A Board member from 2006 to 2008 and Executive Vice-President from 2008 to 2011, Geraldo Carbone was nominated to fill in the position of Alfredo Villela for the next term of office, also according to the Company’s Stockholders’ Agreement.

Nildemar Secches has informed the Board that he will leave this body. To fill this vacancy, Amos Genish, one of the founders and a former CEO of GVT and a former CEO of Telefônica Brasil, was nominated as an independent member.

As announced on November 9, 2016, Marco Bonomi was also nominated to the Company’s Board of Directors.

Alfredo Setubal, Fábio Colletti Barbosa, Gustavo Loyola, José Galló, Pedro Bodin, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Setubal were nominated for reelection.

These proposals were submitted to and approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017.

On November 9, 2016, following the transition process planned and communicated to the market more than two years ago, Itaú Unibanco Holding S.A. announced its new Chief Executive Officer and a number of changes to its Executive Committee.

After over 22 years leading the organization, Roberto Setubal has reached the age limit for acting as our CEO. As of the Annual General Stockholders’ Meeting of 2017, Roberto leaves the Executive Presidency of Itaú Unibanco and, together with Pedro Moreira Salles, will act as co-chairman of the Company’s Board of Directors.

Marco Bonomi, who has also reached the age limit for acting as an executive officer, leaves the position of Retail General Officer and will take over as a member of the Board of Directors of Itaú Unibanco Holding S.A., a position for which he will be nominated at the Annual General Stockholders’ Meeting of 2017.

Candido Bracher replaces Roberto Setubal as Itaú Unibanco’s new Chief Executive Officer.

Eduardo Vassimon replaces Candido Bracher as the Company’s Wholesale General Officer, and will lead the segments of large and middle-market companies, investment banking, Asset Management, Private Banking and Treasury, as well as the Latin America business.

Marcio Schettini will become the General Retail Officer, replacing Marco Bonomi in the management of banking branches, small and middle-market companies, Cards and Rede (our card acquiring business), real estate, insurance and vehicles. The marketing department will also be under his supervision.

Caio David rejoins the Executive Commitee of Itaú Unibanco Holding S.A. as Vice-President and will be responsible for the Risk and Finance areas, becoming the Company’s CFO and CRO.

André Sapoznik was promoted to Vice-President and will lead the Technology and Operations departments, replacing Marco Schettini. Claudia Politanski remains as Vice-President of Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations.

On February 23, 2015, structural changes were announced in the management of Itaú Unibanco Holding S.A., chaired by Roberto Setubal, and a new Executive Committee composed of 3 director-generals (Wholesale; Retail, and Technology and Operations) and 2 vice-presidents (Risk Management and Control and Finance; and Legal, Human Resources, Corporate Communication and Institutional and Governmental Relations).

There were no significant changes in 2014.

8.3. Identify the relevant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities (period of three past years)

In 2016, 2015 and 2014, we did not enter into material agreements higher than 0.5% of Stockholders’ Equity (R$578 million at December 31, 2016) that are not classified as a regular transaction.

8.4. Supply other information that the issuer may deem relevant

Not applicable.

ITEM 9. RELEVANT ASSETS

9.1. Describe the non-current assets that are relevant for the development of the issuer’s activities, indicating in particular

a) Property, plant and equipment, including those rented or leased, identifying their location

Property, Plant and Equipment

At December 31, 2016, we owned and leased our main administrative offices in Brazil, which included seven office buildings, with a total area of 385,600 square meters, mostly located in the city of São Paulo. These offices include our head office and a number of other administrative buildings, where administrative functions are performed, such as commercial department, back office, wholesale and investment banking activities, and also our data processing center.

We lease some of our administrative offices and most of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2017 (in the process of being renewed under similar terms) to the fourth quarter of 2036.

At December 31, 2016, we owned 25% of our administrative offices and branches (including customer site branches, ATMs, and parking lots) and leased approximately 75%.

9.1.a - Fixed assets

Description of fixed assets	Main activities	Country	State	City	Type
Itaú Unibanco Business Center	Administrative Center	Brazil	SP	São Paulo	Own
Tatuapé Administrative Center	Administrative Center	Brazil	SP	São Paulo	Own
Pinheiros Administrative Center	Administrative Center	Brazil	SP	São Paulo	Own
ITM Administrative Center	Administrative Center	Brazil	SP	São Paulo	Rented
Brigadeiro Administrative Center	Administrative Center	Brazil	SP	São Paulo	Rented
Technology Center	Administrative Center and Data Center	Brazil	SP	São Paulo	Own
Technology Center	Data Center	Brazil	SP	Mogi Mirim	Own
Technology Operations Center	Data Center	Chile	CL	Santiago	Rented

b) intangible assets, such as patents, trademarks, permits, concessions, franchises, and technology transfer agreements, domain names on the Internet, informing

i. duration

ii. events that may cause the loss of rights to such assets

iii. possible consequences of the issuer’s loss of such rights

Domains

These are the domains considered the most relevant for the activities of the Issuer and its subsidiaries:

i. duration

Domain name and duration

Domain names	Duration
itau	2 years
itau.com	2 years
itau.com.br	2 years
itaucard.com.br	2 years
itaucustodia.com.br	2 years
itaupersonnalite.com.br	2 years
itauri.com.br	2 years
itau-unibanco.com.br	2 years

ii. events that may cause the loss of rights to such assets

Non-renewal within deadline or possible litigation

iii. possible consequences of the issuer’s loss of such rights

The domain may be acquired by another party, either an individual or a legal entity, damages to the company image and possible financial losses in relation to competitors and clients.

Trademarks

The Issuer and its subsidiaries hold several trademarks registered in Brazil and abroad, which may or may not be part of non-current assets. Significant brands for the activities of the Issuer and its subsidiaries are “ITAÚ”; “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO”; “ITAÚ UNIBANCO”, “GARANTEC”, “REDECARD”, “REDE”, and “CREDICARD”.

i. duration

In Brazil, the ownership of a trademark is obtained through a valid registration issued by INPI (National Institute of Industrial Propriety) and its exclusive nationwide use is assured to the proper owner. This trademark registration is valid for ten (10) years, from the date it is granted by INPI, and may be extended for equal successive periods.

The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is deposited or registered.

ii. events that may cause the loss of rights to such assets

In Brazil, registration applications may be rejected by INPI in those cases provided for by Law No. 9,279/96. Trademark registrations terminate upon: (i) the expiration of its terms without the due extension; (ii) a waiver by the trademark’s owner, and (iii) forfeiture.

It is possible that a declaration of nullity is issued for a trademark registration already granted, by a judicial proceeding filed before the trademark registration body or of a litigation.

iii. possible consequences of the issuer’s loss of such rights

If the Issuer and/or its subsidiaries lose the rights to any or all trademarks listed above, they should use another trademark(s) in their activities and would no longer be able to prevent third parties from using the same or similar trademarks, particularly in the same market segment. If unable to prove their ownership of the trademarks used, the Issuer and/or its subsidiaries may be subject to litigation for violation of third parties’ rights due to misuse of trademarks.

Patents

The issuer and/or its subsidiaries hold patents and patent applications that may or may not be part of non-current assets, in Brazil and abroad, for a method to generate a virtual keyboard for typing security password or PIN (personal identification number) of users, as well as one patent application in Brazil for a method to identify passwords to access an institution and one patent application in Brazil for a method, a user device and a system to submit financial operation information.

i. duration

In Brazil, the invention patent protection term is twenty (20) years from the patent application filing date. The terms and requirements for extending patents abroad depend on the laws of each country or region where the patent is registered.

ii. events that may cause the loss of rights to such assets

The events that may cause the loss of rights to these assets are provided for by law. At the administrative level, patent registration applications may be rejected by INPI in the cases provided for by Law No. 9,279/96.

A patent registration terminates upon: (i) the expiration of its terms; (ii) a waiver by the patent’s owner, without prejudice to the right of third parties; (iii) lack of payment of annual retribution, and (iv) forfeiture.

Additionallty, if a patent registration was granted in non-conformity with legal provisions, it is possible that a declaration of nullity is issued for a patent registration already granted, by a judicial proceeding filed before the trademark registration body or of a litigation.

iii. possible consequences of the Issuer’s loss of such rights

Depending on the reason for a possible loss of rights to the patents listed above, the subject matter of the patent will fall into public domain and may be freely exploited by third parties, or the Issuer and its subsidiaries may have to stop using the subject matter of the patent.

9.1 - Non-current assets / 9.1.c - Ownership interest in companies

Corporate name Fiscal year	CNPJ Book value – variation %	CVM Code Market value – variation %	Type of company Amount of dividends received (Reais)	Country of headquarters	State of headquarters Date	City of headquarter Amount (Reais)	Description of the activities developed	Issuer's ownership interest (%)
Aco Ltda.	08.993.703/0001-70	-	Subsidiary	Uruguay		Montevideo	Representation of foreign banks	99.24
12/31/2016	-9.851972	0.000000	-	Market value Book value	12/31/2016	4,101,274.43
12/31/2015	28.432426	0.000000	-
12/31/2014	6.588262	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Banco Itaú BBA S.A.	17.298.092/0001-30	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with investment portfolio	99,99
12/31/2016	-51.1593730	0.000000	1,607,470,803.21	Market value Book value	12/31/2016	2,756,707,079.82
12/31/2015	-0.1281640	0.000000	856,453,350.52
12/31/2014	-4.0928700	0.000000	263,925,068.34
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Banco Itaú Uruguay S.A.	11.929.613/0001-24	-	Subsidiary	Uruguai		Montevideo	Multiple-servce bank with commercial portfolio	100,00
12/31/2016	-11.130002	0.000000	81,625,000.00	Market value Book value	12/31/2016	1,156,118,292.19
12/31/2015	44.028819	0.000000	178,074,000.00
12/31/2014	20.333546	0.000000	79,710,000.00
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Banco Itaucard S.A.	17.192.451/0001-70	-	Subsidiary	Brazil	SP	Poá	Multiple-service bank with commercial portfolio	99.99
12/31/2016	189.018902	0.000000	749,383,239.57	Market value Book value	12/31/2016	7,512,959,654.44
12/31/2015	-0.173682	0.000000	2,927,000,564.92
12/31/2014	61.851975	0.000000	1,839,431,112.66
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance

BICSA Holdings Ltd	08.993.702/0001-25	-	Subsidiary	Cayman Islands		George Town	Holding company of non- financial institutions	100,00
12/31/2016	-15.952851	0.000000	-	Market value Book value	12/31/2016	1,700,906,902.24
12/31/2015	0.000000	0.000000	-
12/31/2014	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Itaú Administração Previdenciál;	03.526.540/0001 -00	-	Subsidiary	Brazil	SP	São Paulo	Activities of pension plan management	0.00
12/31/2016	23.616068	0.000000	-	Market value Book value	12/31/2016	353.27
12/31/2015	-74.561833	0.000000	-
12/31/2014	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Itaú BBA Participaçőes S.A.	58.851.775/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	100,00
12/31/2016	16.872840	0.000000	-	Market value Book value	12/31/2016	1,798,400,657.33
12/31/2015	-12.563515	0.000000	643,593.96
12/31/2014	3,333.90097	0.000000	12,487,986.07
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance

Corporate name Fiscal year	CNPJ Book value – variation %	CVM Code Market value – variation %	Type of company Amount of dividends received (Reais)	Country of headquarters	State of headquarters Date	City of headquarter Amount (Reais)	Description of the activities developed	Issuer's ownership interest (%)
Itaú Corretora de Valores S.A.	61.194.353/0001-64	-	Subsidiary	Brazil	SP	São Paulo	Securities broker	99.99
12/31/2016	224.036462	0.000000	190,000,000.00	Market value Book value	12/31/2016	1,364,124,852.20
12/31/2015	-66.862176	0.000000	263,246,352.28
12/31/2014	17.090969	0.000000	83,561,228.88
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Itaú Corpbanca S.A.	12.262.596/0001-87	-	Subsidiary	Brazil	SP	São Paulo	Multiple-servce bank with commercial portfolio	22.45
12/31/2016	0.000000	0.000000	-	Market value Book value	12/31/2016	3,769,914,262.93
12/31/2015	0.000000	0.000000	-
12/31/2014	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Itaú Seguros S.A.	61.557.039/0001-07	-	Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as defined by law.	0.00
12/31/2016	-4.047288	0.000000	4,240.99	Market value Book value	12/31/2016	12,539.11
12/31/2015	-17.009539	0.000000	7,819.38
12/31/2014	-19.872703	0.000000	4,610.40
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Itaú Unibanco S.A.	60.701.190/0001-04	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with commercial portfolio	100.00
12/31/2016	23.908085	0.000000	4,058,828,887.03	Market value Book value	12/31/2016	69,251,014,363.09
12/31/2015	13.212524	0.000000	1,725,572,857.61
12/31/2014	15.465842	0.000000	4,151,542,718.35
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance

ITB Holding Brasil Participações Ltda	04.274.016/0001-43	-	Subsidiary	Brazil	SP	São Paulo	Holding company of non- financial institutions	0.00
12/31/2016	92.329488	0.000000	1,202,991,085.39	Market value Book value	12/31/2016	95.03
12/31/2015	46.053798	0.000000	3.60
12/31/2014	60.560038	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
IU Seguros S.A.	21.986.074/0001-19	-	Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as defined by law.	0.00
12/31/2016	1403.022252	0.000000	-	Market value Book value	12/31/2016	452.56
12/31/2015	0.000000	0.000000	-
12/31/2014	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Oca S.A.	08.988.128/0001-17	-	Subsidiary	Uruguay		Montevideo	Representation of foreign banks	100.00
12/31/2016	-33.064185	0.000000	158,203,200.00	Market value Book value	12/31/2016	230,073,192.84
12/31/2015	48.569673	0.000000	67,772,500.00
12/31/2014	27.336468	0.000000	34,300,000.00
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance
Topaz Holding Ltd	não possui	-	Subsidiary	Cayman islands		Grand Cayman	Holding company of non- financial institutions	0.00
12/31/2016	-23.783767	0.000000	-	Market value Book value	12/31/2016	242.36
12/31/2015	37.088291	0.000000	-
12/31/2014	13.090537	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance

9.2. Supply other information that the issuer may deem relevant

The subsidiaries Banco Itaucard S.A. and Itaú Corretora S.A. reflect the differentiated participation rights of prefered shares in the distribution of profits and dividends.

ITEM 10 COMMENTS OF EXECUTIVE OFFICERS

10.1. Executive officers should comment on:

a) Financial and equity positions in general

Domestic Scenario

In the domestic scenario, GDP continued to fall in 2016, posting a 3.6% drop. The unemployment rate grew to 12.0% in December 2016 from 9.0% in December 2015. The primary deficit continued in a downward trend between 2015 and 2016, increasing 2.5% of GDP in 2016, compared to 1.9% of GDP in 2015.

The current account deficit, in turn, continues to fall due to a downturn in the economic activity. The deficit in external accounts dropped to 1.3% of GDP in 2016 from 3.3% of GDP in 2015. The inflation rate for 2016 was 6.3%. The Central Bank of Brazil reduced interest to 12.25% in February 2017.

The US dollar closed 2016 at R$3.26, below the R$3.96 recorded in December 2015. Brazil’s international reserves amounted to US$370 billion.

Latin America Scenario (ex-Brazil)

In Latin America, commodities-exporting countries continue to grow at low rates, in spite of a slight recent recovery in the prices of the major raw materials exploited in the region.

The downturn in economic activity and the reduced fiscal revenues related to lower prices of commodities are causing governments of the region to cut costs and adopt measures to raise revenues, thus seeking to preserve sovereign ratings. The monetary policy is becoming increasingly expansionist, except for Mexico, in view of lower rates of inflation combined with poor growth. Lower interest rates in Colombia, Argentina, and Chile are expected for 2017.

In Argentina, adjustments to relative prices led to GDP falling in 2016 (estimated at -2.4%) and high inflation (41%), even though we have noted a certain economic improvement in the margin. In Uruguay, the economic activity strongly slowed down in 2015 and 2016, partially due to recession scenarios in Brazil and Argentina. Paraguay's macroeconomic fundamentals remain solid, with low inflation, strong growth and well-organized public finance. The Chilean economy was impacted by the end of the commodities cycle, which resulted in lower fiscal revenues, fall in investments and decreased national revenues. The Colombian authorities approved a structural tax reform aimed at making up for the loss of oil-related revenues.

International Scenario

The U.S. labor market continued to grow strong in 2016 and in early 2017. Approximately 2.35 million jobs were created in the last 12 months up to February 2017, and unemployment rate dropped to 4.7% in February 2017 from 5.0% in December 2015. This improvement came along with the 1.6% growth in GDP in 2016.

For comparison purposes, GDP of the Euro zone and Japan increased 1.7% and 1.0%, respectively. China’s GDP grew 6.7% in 2016, halting the economy slowdown recorded in the previous year. This stabilization in growth gives rise to an environment favorable for emerging commodity-exporting economies, including Latin America countries.

Asset Highlights

2016

On December 31, 2016, Itaú Unibanco’s assets totaled R$1,425,639 million and stockholders’ equity was R$115,590 million, compared to R$1,359,172 million and R$106,462 million, respectively, in 2015. At the end of 2016, the Prudential Conglomerate BIS ratio was 19.1%.

The table below shows the volume of loan operations (including endorsements and sureties) classified by type of creditor (individuals and companies), detailed by type of product for individuals and size for companies.

	Year ended December 31
	2016	2015	2014	2016 X 2015	2015 X 2014
	(In millions of R$)
Loans to individuals	183,641	187,814	186,489	-2.2%	0.7%
Credit card	59,023	58,542	59,321	0.8%	-1.3%
Personal loans	26,276	28,961	28,541	-9.3%	1.5%
Payroll loans	44,638	45,437	40,525	-1.8%	12.1%
Vehicles	15,373	19,984	28,927	-23.1%	-30.9%
Real estate loans(1)	38,117	34,631	28,898	10.1%	19.8%
Rural loans(1)	213	258	277	-17.2%	-6.9%
Loans to companies (1)	242,874	288,135	285,540	-15.7%	0.9%
Large companies	181,541	219,418	213,815	-17.3%	2.6%
Very small, small and middle market	61,333	68,716	71,725	-10.7%	-4.2%
Latin America	135,503	72,125	53,491	87.9%	34.8%
Total loan, lease and other credit operations (including endorsements and sureties)(2)	562,018	548,073	525,519	2.5%	4.3%

(1) Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. On December 31, 2016, total real estate loan in Brazil totaled R$48,589 million, and total rural loan portfolio totaled R$10,471 million, compared to R$45,597 million and R$10,966 million, respectively, on December 31, 2015 and to R$39,235 million and R$10,336 million, respectively, on December 31, 2014.

(2) On December 31, 2016, total endorsements and sureties was R$70,793 million, compared to R$74,244 million and R$73,759 million, respectively, on December 31, 2015 and on December 31, 2014.

The balance of loan operations, including endorsements and sureties, was R$562,018 million on December 31, 2016, an increase of 2.5% compared to R$548,073 million on December 31, 2015. The balance of loans to individuals, excluding Latin America, totaled R$183,641 million on December 31, 2016, a decrease of 2.2% compared to December 31, 2015. The credit card portfolio increased 0.8% compared to December 31, 2015, whereas the personal loan portfolio decreased 9.3% compared to December 31, 2015. The payroll loan portfolio decreased 1.8% from December 31, 2015, and worth mentioning were the retirees and INSS pensioners loan portfolios, which increased 7.5% from the end of December 2015. Vehicle financing decreased 23.1% on December 31, 2016, compared to December 31, 2015, as a result of lower demand and our stricter requirements for granting loans to this segment during this period. Real estate loans to individuals increased 10.1% on December 31, 2016, from December 31, 2015, with increasing priority given to lower-risk portfolios with higher guarantees. The balance of loans to companies, excluding Latin America, totaled R$242,874 million, a decrease of 15.7% from December 31, 2015. This decrease occurred for both loans to large companies totaling R$181,541 million on December 31, 2016, and for very small, small, and middle-market companies, totaling R$61,333 million. In 2016, our America Latina loan portfolio increased 87.9% compared to 2015, mainly driven by the effect of consolidation of Itaú CorpBanca in our financial statements.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 222% on December 31, 2016.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$16,398 million on December 31, 2016 and R$14,932 million on December 31, 2015, accounting for, respectively, 3.3% and 3.2% of our total loan portfolio without endorsements and sureties. On December 31, 2016, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 49.5%, an increase of 680 basis points compared to December 31, 2015. On December 31, 2016, the default rate over 90 days of the renegotiated loan portfolio was 21.8%, an increase of 300 basis points compared to December 31, 2015.

The default rate (loan operations overdue for over 90 days) was 3.4% on December 31, 2016, accounting for a decrease of 10 basis points compared to December 31, 2015.

On December 31, 2016, the balance of allowance for loan and lease losses totaled R$37,431 million. Out of this total, R$26,991 million refer to the minimum level required by CMN Resolution No. 2,682/99 and R$10,440 million refer to a complementary provision. The balance of allowance for loan and lease losses complementary to the minimum percentages required by CMN Resolution No. 2,682/99 was reduced by R$546 million in 2016 and increased by R$4,655 million in 2015.

On December 31, 2016, the ratio of the balance of allowance for loan and lease losses and our loan portfolio reached 7.6%, an increase of 40 basis points from December 31, 2015.

We will address the main corporate events occurred in the period in item 10.3.

2015

The balance of loan operations, including endorsements and sureties, was R$548,073 million on December 31, 2015, an increase of 4.3% compared to December 31, 2014. The increase in loan operations, including endorsements and sureties, was mainly due to portfolios with lower risks and spreads in 2015 compared to 2014. On December 31, 2015, loans to individuals and companies, excluding Latin America, increased 0.7% and 0.9%, respectively, compared to December 31, 2014. Regarding loans to individuals, the highlights were payroll loans and real estate loans, which increased 12.1% and 19.8%, respectively, compared to December 31, 2014, since we gave priority to lower-risk portfolios. Regarding loans to companies, the corporate portfolio increased 2.6% in 2015, compared to December 31, 2014, and this growth was partially offset by a 4.2% decrease in the portfolio of very small, small, and middle-market companies. In 2015, the portfolio of Latin America loan operations increased 34.8% compared to December 31, 2014.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 208% on December 31, 2015.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$14,932 million on December 31, 2015 and R$11,572 million on December 31, 2014, accounting for, respectively, 3.2% and 2.6% of our total loan portfolio without endorsements and sureties. On December 31, 2015, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 42.7%, a decrease of 780 basis points compared to December 31, 2014. On December 31, 2015, the default rate over 90 days of the renegotiated loan portfolio was 18.8%, a decrease of 530 basis points compared to December 31, 2014.

The default rate (loan operations overdue for over 90 days) was 3.5% on December 31, 2015, accounting for a decrease of 40 basis points compared to December 31, 2014.

On December 31, 2015, the balance of allowance for loan and lease losses totaled R$34,078 million. Out of this total, R$23,093 million refer to the minimum level required by CMN Resolution No. 2,682/99 and R$10,985 million refer to a complementary provision. The balance of allowance for loan and lease losses complementary to the minimum percentages required by CMN Resolution No. 2,682/99 was increased by R$4,655 million in 2015 and by R$1,113 million in 2014.

On December 31, 2015, the ratio of the balance of allowance for loan and lease losses and our loan portfolio reached 7.2%, an increase of 120 basis points from December 31, 2014.

2014

The balance of loan operations, including endorsements and sureties, was R$525,519 million on December 31, 2014 an increase of 8.7% compared to December 31, 2013. The balance of loan operations, including endorsements and sureties, increased mainly in lower-risk portfolios and spreads in 2014 compared to 2013. On December 31, 2014, loans to individuals and companies, excluding Latin America, increased 10.4% and 5.9%, respectively compared to December 31, 2013. Regarding loans to individuals, the highlights were payroll loans and real estate loans, which increased 79.5% and 19.4%, respectively, compared to December 31, 2013, mainly due to payroll loans acquired from Banco BMG S.A. (“Banco BMG”) and the favorable scenario for real estate loans in Brazil, since we give priority to lower-risk portfolios. Regarding loans to companies, the corporate portfolio increased 9.9% in 2014, compared to December 31, 2013, and this increase was partially offset by a 4.6% decrease in the portfolio of very small, small, and middle-market companies. In 2014, the portfolio of Latin America loan operations increased 19.5% compared to December 31, 2013.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 193% on December 31, 2014.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$11,572 million on December 31, 2014 and R$12,880 million on December 31, 2013, accounting for, respectively, 2.6% and 3.1% of our total loan portfolio without endorsements and sureties. On December 31, 2014, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.5%, a decrease of 140 basis points compared to December 31, 2013. On December 31, 2014, the default rate over 90 days of the renegotiated loan portfolio was 24.1%, a decrease of 590 basis points compared to December 31, 2013.

The default rate (loan operations overdue for over 90 days) was 3.1% on December 31, 2014, accounting for a decrease of 60 basis points compared to December 31, 2013.

On December 31, 2014, the balance of allowance for loan and lease losses totaled R$26.948 million. Out of this total, R$20,618 million refer to the minimum level required by CMN Resolution No. 2,682/99 and R$6,330 million refer to a complementary provision. The balance of allowance for loan and lease losses complementary to the minimum percentages required by CMN Resolution No. 2,682/99 was increased by R$1,113 million in 2014.

On December 31, 2014, the ratio of the balance of allowance for loan and lease losses and our loan portfolio reached 6.0%, a decrease of 40 basis points from December 31, 2013.

b) Corporate structure

On December 31, 2016, capital stock comprised 6,582,307,543 (6,083,915,949 on 12/31/2015) book-entry shares, with no par value, of which 3,351,744,217 (3,047,040,198 on 12/31/2015) were common and 3,230,563,326 (3,036,875,751 on 12/31/2015) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares, and priority to receive the annual minimum dividend of R$0.022 per share, non cumulative, which will be adjusted in the event of split or reverse split of shares. Capital stock totals R$97,148 million (R$85,148 million on 12/31/2015), of which R$65,534 million (R$58,284 million on 12/31/2015) is held by stockholders domiciled in the country and R$31,614 million (R$26,864 million on 12/31/2015) is held by stockholders domiciled abroad.

In the last three fiscal years, Itaú Unibanco has maintained the stake of third parties’ capital at levels it deems adequate, as follows:

R$ million	12/31/2016	% of Total liabilities and stockholders' equity	12/31/2015	% of Total liabilities and Stockholders' equity	12/31/2014	% of Total liabilities and stockholders' equity
Stockholders' equity (1)	127,215	8.9%	108,218	8.0%	98,263	8.1%
Current liabilities (2)	748.704	52.5%	706,656	52.0%	650,081	53.8%
Long-term third-party capital (3)	549,719	38.6%	544,299	40.0%	460,358	38.1%
Total equity	1,425,639	100.0%	1,359,173	100.0%	1,208,702	100.0%

(1) Includes minority interest in subsidiaries.

(2) Current liabilities.

(3) Total liabilities excluding stockholders' equity and current liabilities.

c) Payment capability in relation to the financial commitments assumed

We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuation in normal conditions.

Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow in different time horizons, proposing limits for liquidity risk and monitoring established limits consistent with the risk appetite of the institution, informing on possible non-compliance, considering the liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The following table presents assets and liabilities in accordance with their remaining contractual terms, considering non-discounted flows.

	Undiscounted future flows except for derivatives*												In R$ Million
Financial Assets (1)	0 - 30 days			31 - 365 days			366-720 days			Over 720 days			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Cash and deposits on demand	18,542	18,544	17,527	-	-	-	-	-	-	-	-	-	18,542	18,544	17,527

Interbank investments	219,066	229,295	170,482	58,275	40,016	51,967	1,171	696	1,097	292	239	32	278,804	270,246	223,578
Securities purchased under agreements to resell - Funded position (2)	77,452	72,091	74,275	-	-	-	-	-	-	-	-	-	77,452	72,091	74,275
Securities purchased under agreements to resell - Financed position	128,303	133,315	80.085	49,749	33,742	45.512	-	-	-	-	-	-	178,052	167,057	125,597
Interbank deposits	13,311	23,889	16,122	8,526	6,274	6,455	1,171	696	1,097	292	239	32	23,300	31,098	23,706

Securities	82,163	71,124	55,315	16,757	15,485	19,009	12,415	11,017	15,470	74,479	78,774	106,023	185,814	176,400	195,817
Government securities – available	75,310	65,965	45,587	20	-	-	40	-	-	6,088	-	-	81,458	65,965	45,587
Government securities - subject to repurchase commitments	556	68	3,440	4,732	2,675	5,491	5,990	712	5,473	14,808	6,866	41,548	26,086	10,321	55,952
Private securities - available	6,297	5,091	6,102	11,728	12,681	10,520	5,424	10,305	8,750	47,866	71,908	57,179	71,315	99,985	82,551
Private securities - subject to repurchase commitments	-	-	186	277	129	2,998	961	-	1,247	5,717	-	7,296	6,955	129	11,727

Derivative financial instruments	5,815	5,955	2,408	8,296	7,685	5,342	3,159	3,430	1,167	6,961	6,289	3,719	24,231	23,359	12,636
Gross Position	-	-	-	-	1	-	-	-	-	-	20	19	-	21	19
Cross Currency Swap Deliverable - Asset position	-	-	-	-	852	-	-	-	-	-	975	560	-	1,827	560
Cross Currency Swap Deliverable - Liability position	-	-	-	-	(851)	-	-	-	-	-	(955)	(541)	-	(1,806)	(541)
Net position	5,815	5,955	2,408	8,296	7,684	5,342	3,159	3,430	1,167	6,961	6,269	3,700	24,231	23,338	12,617
Swaps	828	666	448	1,967	2,140	812	1,497	1,935	643	6,250	4,406	2,913	10,542	9,147	4,816
Option	354	2,413	481	2,881	2,000	1,720	1,397	692	308	160	478	363	4,792	5,583	2,872
Forward operations (onshore)	3,947	1,204	846	1,024	1,961	1,548	-	1	-	-	-	-	4,971	3,166	2,394
Other derivative financial instruments	686	1,672	633	2,424	1,583	1,262	265	802	216	551	1,385	424	3,926	5,442	2,535
Loan and lease operations portfolio(3)	61,602	63,263	56,652	176,002	171,813	169,230	81,224	86,118	90,854	211,908	187,619	180,050	530,736	508,813	496,786

Total financial assets	387,188	388,181	302,384	259,330	234,999	245,548	97,969	101,261	108,588	293,640	272,921	289,824	1,038,127	997,362	946,344

(1)The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$85,700 (R$66,556 at 12/31/2015 and R$63,106 at 12/31/2014), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 30.

(2) Net of R$9,461 (R$4.329 (R$9.461 at 12/31/2015 and R$5.945 at 12/31/2014). which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$43,837 (R$38,978 at 12/31/2015 and R$39,386 at 12/31/2014) and the amount of liabilities from transactions related to credit assignment R$5.711 (R$5,495 at 12/31/2015 and R$4,336 at 12/31/2014).

*The table Financial Assets - Undiscounted future flows, except for derivatives, is published in the Complete Financial Statements under IFRS and audited for internal controls in connection with the Sarbanes-Oxley Act requirements.

Undiscounted future flows except for derivatives*													In R$ million
Financial Liabilities	0 - 30 days			31 - 365 days			366-720 days			Over 720 days			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014

Deposits	201,167	190,890	182,849	44,545	45,133	47,531	13,106	8,331	14,851	107,055	64,843	58,881	365,873	309,197	304,112
Demand deposits	61,133	61,092	48,733	-	-	-	-	-	-	-	-	-	61,133	61,092	48,733
Savings deposits	108,250	111,319	118,449	-	-	-	-	-	-	-	-	-	108,250	111,319	118,449
Time deposit	30,295	13,873	10,867	41,971	34,660	33,601	13,088	8,326	14,521	107,033	64,819	58,564	192,387	121,678	117,553
Interbank deposits	1,489	4,606	4,800	2,574	10,473	13,930	18	5	330	22	24	317	4,103	15,108	19,376

Compulsory deposits	(42,314)	(40,807)	(42,811)	(13,885)	(9,021)	(6,455)	(3,985)	(2,043)	(2,190)	(25,516)	(14,685)	(11,650)	(85,700)	(66,556)	(63,106)
Demand deposits	(8,092)	(10,224)	(7,404)	-	-	-	-	-	-	-	-	-	(8,092)	(10,224)	(7,404)
Savings deposits	(24,791)	(26,838)	(33,084)	-	-	-	-	-	-	-	-	-	(24,791)	(26,838)	(33,084)
Time deposit	(9,431)	(3,745)	(2,323)	(13,885)	(9,021)	(6,455)	(3,985)	(2,043)	(2,190)	(25,516)	(14,685)	(11,650)	(52,817)	(29,494)	(22,618)

Securities sold under repurchase agreements (1)	209,521	167,363	164,309	59,771	39,464	28,544	42,410	63,773	57,449	87,069	111,189	108,099	398,771	381,789	358,402

Funds from acceptances and issuance of securities (2)	3,003	4,188	4,054	35,659	24,186	24,017	28,974	19,178	10,777	36,858	40,612	14,319	104,494	88,164	53,167

Borrowings and onlending (3)	5,077	5,902	4,290	46,527	58,159	37,668	11,000	24,116	19,414	20,943	25,672	31,890	83,547	113,849	93,262

Subordinated debt (4)	271	4,775	191	13,501	10,115	6,537	16,621	13,764	12,979	41,043	56,006	56,349	71,436	84,660	76,056

Derivative financial instruments	5,294	3,765	1,728	5,516	8,537	5,116	3,726	4,104	1,318	10,162	11,269	7,668	24,698	27,675	15,830
Net position	5,294	3,764	1,728	5,516	8,526	5,085	3,726	4,104	1,318	10,162	11,265	7,668	24,698	27,659	15,799
Swaps	461	783	241	1,702	3,368	1,761	2,352	2,618	778	8,706	9,562	6,754	13,221	16,331	9,534
Option	837	1,460	431	1,888	3,025	1,853	1,116	805	353	711	493	420	4,552	5,783	3,057
Forward operations (onshore)	3,530	828	681	-	5	1	-	-	-	-	-	-	3,530	833	682
Other derivative financial instruments	466	693	375	1,926	2,128	1,470	258	681	187	745	1,210	494	3,395	4,712	2,526

Total financial liabilities	382,019	336,076	314,610	191,634	176,573	142,958	111,852	131,223	114,599	277,614	294,906	265,556	963,119	938,778	837,723

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

* The table Financial Liabilities - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

d) Sources of financing used for working capital and investments in non-current assets used

The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2016, 2015 and 2014:

	Year ended December 31
	2016		2015		2014
	Average balance	% of Total	Average balance	% of Total	Average balance	% of Total
		(In millions of R$, except for percentages)
Interest-bearing liabilities	967,351	76.67%	901,840	76.27%	825,797	78.57%
Interest-bearing deposits	241,228	19.12%	238,559	20.17%	236,280	22.48%
Savings deposits	107,238	8.50%	114,510	9.68%	111,613	10.62%
Interbank deposits	7,513	0.60%	21,519	1.82%	8,103	0.77%
Time deposits	126,477	10.02%	102,530	8.67%	116,565	11.09%

Deposits received under repurchase agreements	349,991	27.74%	326,008	27.57%	300,635	28.60%

Funds from the acceptance and issue of securities	83,769	6.64%	57,149	4.83%	46,051	4.38%

Borrowings and onlending	88,219	6.99%	97,270	8.23%	80,213	7.63%
Other liabilities - Subordinated debt	60,028	4.76%	61,004	5.16%	54,467	5.18%
Technical provisions for insurance, pension plan and capitalization	144,115	11.42%	121,851	10.30%	108,151	10.29%
Non-Interest bearing liabilities	294,416	23.33%	280,632	23.73%	225,299	21.43%
Non-interest bearing deposits	59,966	4.75%	54,883	4.64%	44,857	4.27%
Other non-interest liabilities	234,450	18.58%	225,749	19.09%	180,442	17.17%
Total liabilities	1,261,767	100.00%	1,182,473	100.00%	1,051,096	100.00%

Some of our long-term debt allows for the acceleration of the principal outstanding balance in the event of certain specified events ordinarily included in long-term financing agreements. Until December 31, 2016, there was no acceleration of the principal outstanding balance arising from any of these events.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco, but are allowed to make deposits in Itaú Unibanco, by means of Interbank Deposit Certificates (CDIs). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The following table sets out the breakdown of our sources of funding in the Consolidated on December 31, 2016, 2015 and 2014.

	2016		2015		2014
		% of		% of		% of
		total		total		total
	millions of R$	funding	millions of R$	funding	millions of R$	funding
Deposits	329,414	35.5	292,610	32.7	294,773	36.0
Demand deposits	61,133	6.6	61,092	6.8	48,733	6.0
Saving deposits	108,250	11.7	111,319	12.4	118,449	14.5
Time deposits	156,274	16.8	105,250	11.8	108,465	13.2
Interbank deposits	3,757	0.4	14,949	1.7	19,125	2.3
Securities sold under repurchase agreements	366,038	39.4	350,954	39.2	325,013	39.7
Interbank market debt	135,550	14.6	156,985	17.5	126,054	15.4
Mortgage notes	-	-	139	0.0	144	0.0
Real estate credit bills	19,179	2.1	14,454	1.6	10,832	1.3
Agribusiness credit bills	15,442	1.7	13,775	1.5	7,810	1.0
Financial credit bills	19,566	2.1	18,496	2.1	10,645	1.3
Import and export financing	45,786	4.9	65,786	7.3	43,546	5.3
On lending-domestic	29,828	3.2	38,804	4.3	45,230	5.5
Liabilities from transactions related to credit assignments	5,711	0.6	5,495	0.6	4,336	0.5
Liabilities from sales operations or transfer of financial assets	38	0.0	38	0.0	3,510	0.4
Institucional market debt	96,944	10.4	94,512	10.6	72,887	8.9
Subordinated debt	57,420	6.2	65,785	7.3	54,569	6.7
Foreign borrowings through securities	34,287	3.7	24,782	2.8	16,085	2.0
Structured Operations Certificates	5,237	0.6	3,945	0.4	2,233	0.3
Total	927,945	100.0	895,062	100.0	818,727	100.0

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The Superior Market and Liquidity Risk Committee (“CSRML”), previously called Superior Institutional Treasury and Liquidity Committee (CSTIL), composed of members of senior management, is responsible for the strategic liquidity risk management in line with the board-approved liquidity risk framework and our declared risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco is responsible for the day-to-day management of the Itaú Unibanco Conglomerate’s liquidity profile, within the parameters set by the Board of Directors and the CSRML. This includes oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury functions with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, the United Kingdom and Colombia are the only countries in which we operate where local regulators have established local minimum liquidity levels.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages and any sanctions and limitations it will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal regulations. This reserve generally includes cash and deposits on demand, and unencumbered government securities, whether these are own portfolio or funded positions of securities purchased under agreements to resell.

The following table presents our operational liquidity reserve on December 31, 2016, 2015 and 2014:

				In millions of R$
	As of December 31,			2016 Average
	2016	2015	2014	Balance (1)

Cash and Deposits on Demand	18,542	18,544	17,527	19,500

Funded Positions of Securities Purchased under Agreements to Resell (2)	77,452	72,091	74,275	73,945

Unencumbered Government Securities	81,458	65,965	45,587	66,212

Operational Reserve	177,452	156,600	137,389	159,657

(1) Average calculated based on the quarterly Financial Reports.

(2) Net of R$4,329 (R$9,461 at 12/31/2015 and R$5,945 at 12/31/2014). which securities are restricted to guarantee transactions on BM&FBovespa S.A. and the Central Bank of Brazil

Management controls our liquidity reserves by projecting the funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Conglomerate always has sufficient liquidity available to cover unforeseen market events. These limits are periodically revised, based on the projection of cash needs in atypical market situations (stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on potential business opportunities.

We are exposed to the effects of disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base and a large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Should the liquidity reserve reach a level below the minimum set by the Board and Superior Committees, the Liquidity Crisis Committee is convened to put the Institutional Treasury Contingency Plan into action. This Committee is composed of (i) the Vice-President of the Institutional Treasury Committee; (ii) the Banking Treasury Officer; (iii) the Liquidity Risk Superintendent; and (iv) the Market and Liquidity Risk Officer. Previously approved actions by the Board of Directors include (i) raising funds in the domestic and foreign markets; (ii) non-renewal of assets; (iii) realization of sale agreements and sale of securities; and (iv) releasing the margin arising from reducing positions on the BM&FBovespa.

In the second quarter of 2016, we started to report the average of the period for our liquidity coverage ratio, which is calculated based on the methodology established by BACEN Circular No. 3,749, in line with international guidelines. The LCR is a ratio that that refers to free and highly liquid assets and net cash outflows over a 30-day period. The minimum required by the Central Bank of Brazil in 2016 was 70%, and, in the fourth quarter of 2016, the Company’s average ratio was 212.8%.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing. The breakdown of funding by maturity is presented in the following table.

R$ thousand

	12/31/2016
	0-30	31-180	181-365	Over 365 days	Total
Deposits	201,112,996	30,166,324	17,735,371	80,399,303	329,413,994
Deposits received under securities repurchase agreement	189,285,419	14,473,296	47,684,962	114,594,160	366,037,837
Funds from acceptance and issuance of securities	3,090,420	15,728,706	17,458,962	57,432,754	93,710,842
Borrowings and onlending	4,011,611	25,954,220	17,514,478	28,133,622	75,613,931
Subordinated debt	628,011	8,548,231	1,879,506	46,364,327	57,420,075
Total	398,128,457	94,870,777	102,273,279	326,924,166	922,196,679
% per maturity term	43.1	10.3	11.1	35.5

	12/31/2015
	0-30	31-180	181-365	Over 365 days	Total
Deposits	190,351,317	27,978,880	14,288,581	59,991,640	292,610,418
Deposits received under securities repurchase agreement	159,062,020	15,184,948	21,262,330	155,444,814	350,954,112
Funds from acceptance and issuance of securities	4,127,554	16,509,670	8,096,081	46,857,049	75,590,354
Borrowings and onlending	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275
Subordinated debt	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564
Total	362,682,410	90,817,443	71,306,624	364,722,246	889,528,723
% per maturity term	41.1	9.5	8.5	40.9

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total
Deposits	183,573,672	36,828,551	8,537,506	65,833,519	294,773,248
Deposits received under securities repurchase agreement	161,993,276	11,279,963	15,150,192	136,589,676	325,013,107
Funds from acceptance and issuance of securities	3,959,451	13,833,959	8,608,102	21,348,192	47,749,704
Borrowings and onlending	4,795,395	19,194,244	23,033,385	41,753,444	88,776,468
Subordinated debt (*)	173,963	692,715	1,966,184	52,784,528	55,617,390
Total	354,495,757	81,829,432	57,295,369	318,309,359	811,929,917
% per maturity term	43.7	10.1	7.1	39.2

(*) Includes R$1,048,455 of Redeemable Preferred Shares classified under minority interests in the Balance Sheet.

The table below shows funding through the issuance of subordinated debt securities up to December 31, 2016.

					R$ thousands
Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB – BRL
	465,835	2006	2016	100% do CDI + 0,7% (*)	-
	2,719,268	2010	2016	110% a 114% do CDI	-
	122,500			IPCA + 7,21% a 7,33%	-
	366,830	2010	2017	IPCA + 7,21% a 7,33% (*)	929,395

				Total	929,395

Subordinated financial bill - BRL
	365,000	2010	2016	100% do CDI + 1,35% a 1,36%	-

	50,000	2010	2016	112% a 112.5% do CDI	-
	30.000			IPCA + 7%	-
	206,000	2010	2017	IPCA + 6,95% a 7,2%	336,902
	3,223,500	2011	2017	108% a 112% do CDI	3,565,188
	3,650,000			100% do CDI + 1,29% a 1,52%	3,801,828

	352,400			IPCA + 6,15% a 7,8%	647,235
	138,000			IGPM + 6,55% a 7,6%	275,922
	500,000	2012	2017	100% do CDI + 1,12%	506,450
	42,000	2011	2018	IGPM + 7%	64,730
	30.000			IPCA + 7,53% a 7,7%	48,353
	6,373,127	2012	2018	108% a 113% do CDI	7,249,831
	460,645			IPCA + 4,4% a 6,58%	759,921
	3,782,100			100% do CDI + 1,01% a 1,32%	3,903,768

	112,000			9,95% a 11,95%	174,359
	2,000	2011	2019	109% a 109,7% do CDI	3,590
	1,000	2012	2019	110% do CDI	1,763
	12,000			11.96%	20,854
	100,500			IPCA + 4,7% a 6,3%	163,330
	1.000	2012	2020	111% do CDI	1,772
	20,000			IPCA + 6% a 6,17%	36.985
	6,000	2011	2021	109.25% a 110.5% do CDI	11,063
	2,306,500	2012	2022	IPCA + 5,15% a 5,83%	3,885,314
	20,000			IGPM + 4,63%	26,585
				Total	25,485,743

Subordinated Euronotes - USD
	1,000,000	2010	2020	6.2%	3,296,960
	1,000.000	2010	2021	5.75%	3,352,334
	750.000	2011	2021	5,75% a 6,2%	2.461,622
	550,000	2012	2021	6.2%	1,792,505
	2,625,000	2012	2022	5,5% a 5,65%	8,663,430
	1,870,000	2012	2023	5.13%	6,136,164
				Total	25,703,015

Subordinated bonds - CLP	13,739,331	2008	2022	7,4% a 7,99%	126,071
	41,528,200	2008	2033	3,5% a 4,5%	207,243
	110,390,929	2008	2033	4.8%	764,548
	98,151,772	2009	2035	4.8%	696,414
	2,000,000	2009	2019	10.7%	2,663
	94,500,000	2009	2019	IPC + 2%	121,439
	140,000,000	2010	2017	IPC + 2%	170,755
	11.311.860	2010	2032	4.4%	66,990
	24,928,312	2010	2035	3.9%	154,047
	125,191,110	2010	2036	4.4%	732,583
	87,087,720	2010	2038	3.9%	533,518
	68,060,124	2010	2040	4.1%	410,688
	33,935,580	2010	2042	4.4%	200,246
	104,000,000	2013	2023	IPC + 2%	113,252
	146,000,000	2013	2028	IPC + 2%	155,362
	510,107,100	2014	2024	LIB + 4%	585,488
	47,831,440	2014	2034	3.8%	260,615
				Total	5,301,922

Total					57,420,075

(*)Subordinated CDBs may be redeemed as from November 2011.

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes, and there are no amounts with maturity of up to 30 days (R$125,323 on 12/31/2015), with maturity of 31 to 180 days in the amount of R$354,914 (R$303,668 on 12/31/2015), and over 365 days in the amount of R$25,348,101 (R$30,348,216 on 12/31/2015), totaling R$25,703,015 (R$30,777,207 on 12/31/2015).

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment must be followed: secured debts, unsecured debts, and subordinated debt eligible to make up the Tier II of the issuer’s Referential Equity, and subordinated debt eligible to make up the Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to the others up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to the remaining. Although there is no subordination among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up the Tier II of the Issuer’s Referential Equity in relation to the creditors with subordinated debt eligible to make up the Tier I of the Issuer's Referential Equity.

Funding through the issuance of subordinated debt securities is shown as follows:

	31/12/2016
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	-	929	-	-	929	1.6
Financial bills	601	7,224	1,642	16,019	25,486	44.4
Euronotes	-	355	-	25,404	25,759	44.9
Bonds	27	40	237	4,997	5,302	9.2
(-)Transaction costs incurred (Note 4b)	-	-	-	(56)	(56)	(0.1)
Total other liabilities	628	8,548	1,880	46,364	57,420
Redeemable preferred shares	-	-	-	-	-	-
Grand total (*)	628	8,548	1,880	46,364	57,420
% per maturity term	1.1	14.9	3.3	80.7

	31/12/2015
	0-30	31 -180	181-365	Over 365 days	Total	%
CDB	4,503	1,022	1,235	807	7,567	11.5
Financial bills	89	473	2,424	23,928	26,913	40.9
Euronotes	125	304	-	30,432	30,861	46.9
Bonds	5	12	17	494	527	0.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(83)	(83)	(0.1)
Total other liabilities	4,722	1,810	3,676	55,576	65,785
Redeemable preferred shares	-	-	-	-	-	-
Grand total (*)	4,722	1,810	3,676	55,576	65,785
% per maturity term	7.1	2.8	5.6	84.5

	31/12/2014
	0-30	31 -180	181-365	Over 365 days	Total	%
CDB	-	-	899	6,560	7,459	13.4
Financial bills	85	477	6	25,199	25,766	46.4
Euronotes	85	207	-	20,699	20,991	37.7
Bonds	4	9	13	387	414	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(61)	(61)	(0.1)
Total other liabilities	174	693	918	52,785	54,569
Redeemable preferred shares	-	-	1,048	-	1,048	1.9
Grand total (*)	174	693	1,966	52,785	55,617
% per maturity term	0.4	1.2	3.5	94.9

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions.

In March 2010, Itaú Unibanco established a program for the issuance and distribution of notes through certain financial intermediaries (the “Program“). The Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up the Tier I or Tier II of the Issuer's Referential Equity (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars).

The Program contains financial covenants that determine the early repayment of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts due in respect of the Notes (Non-payment); (ii) failure to perform or comply with any material obligation which is not a financial obligation to pay any amounts under the Notes (Breach of other obligations); (iii) acceleration or failure to pay any other indebtedness of Itaú Unibanco in an amount equal or greater than 0.8% of its regulatory capital (cross default); (iv) dissolution and insolvency of Itaú Unibanco; and (v) any events analogous to the previous items. The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (Non-payment); (ii) dissolution and insolvency; and (iii) any events analogous to the previous items.

On August 4, 2016, the Program was amended to conform to the provisions of CMN Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Principal is at a level lower than 5.125% (for Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up the Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil determines either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil determines the extinction of Subordinated Notes, according to criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity set forth, as follows: (i) payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; (ii) suspension of the payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of situations above described will be deemed as a Default Event or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part.

Default Events applicable to Subordinated Notes eligible to make up the Tier II of the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) failure to pay any amounts due in respect of the Notes (Non-payment), even though its occurrence will not lead to the acceleration of the outstanding balance of these Notes; (ii) dissolution and Insolvency; and (iii) any events analogous to the previous items.

On December 31, 2016, none of the previously described financial covenants was breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (the “Issuances“) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion US dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion US dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million reais) issued on November 23, 2010, settled on November 23, 2015;

(iv) Reopening of Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred fifty million US dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million US dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million US dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP code and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million US dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million US dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million US dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(x) Eight Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million US dollars) issued on May 26, 2015, with maturity on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

Disposal of Assets and Shareholding Control: the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes), without the consent of the owners of the Notes, provided that, as a result of the transactions below:

(i) the entity receiving these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer;

(ii) no event of default occurs by carrying out these transactions; and

(iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer; and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.

g) Limits on financing already contracted and percentages used

Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management deems the current Basel ratio (19.1% based on the Consolidated Prudential, of which 15.9% of Tier I and 3.2% of Tier II) to be appropriate, as it exceeds by 860 basis points the minimum required by the Central Bank of Brazil for 2016, equivalent to 10.5% (11.0% on 12/31/2015).

h) Significant changes in each item of the consolidated financial statements

					R$ million
Assets	31/12/2016	31/12/2015	31/12/2014	2016 X 2015	2015 X 2014

Current assets and long term receivables	1,398,651	1,340,483	1,188,779	4.3%	12.8%
Cash and cash equivalents	18,542	18,544	17,527	(0.0%)	5.8%
Interbank investments	286,038	280,944	229,828	1.8%	22.2%
Securities and derivative financial instruments	376,887	338,391	299,627	11.4%	12.9%
Interbank and interbranch accounts	86,564	67,373	63,810	28.5%	5.6%
Operations with credit granting characteristics and other receivables	491,225	473,829	451,760	3.7%	4.9%
(Allowance for loan losses)	(37,431)	(34,078)	(26,948)	9.8%	26.5%
Other assets	176,826	195,480	153,175	(9.5%)	27.6%
Permanent assets	26,987	18,689	19,923	44.4%	(6.2%)
Investments	4,943	3,939	3,526	25.5%	11.7%
Fixed assets and leased assets	6,812	7,055	7,561	(3.5%)	(6.7%)
Goodwill	1,398	232	204	502.7%	13.7%
Intangible assets	13,835	7,463	8,632	85.4%	(13.5%)
Total assets	1,425,639	1,359,172	1,208,702	4.9%	12.4%

Liabilities	31/12/2016	31/12/2015	31/12/2014	2016 X 2015	2015 X 2014
Current and long-term liabilities	1,296,377	1,248,995	1,109,017	3.8%	12.6%
Deposits	329,414	292,610	294,773	12.6%	(0.7%)
Demand deposits	61,133	61,092	48,733	0.1%	25.4%
Savings deposits	108,250	111,319	118,449	(2.8%)	(6.0%)
Interbank deposits	3,757	14,949	19,125	(74.9%)	(21.8%)
Time deposits	156,274	105,250	108,465	48.5%	(3.0%)
Deposits received under securities repurchase agreements	366,038	350,954	325,013	4.3%	8.0%
Funds from acceptance and issue of securities	93,711	75,590	47,750	24.0%	58.3%
Interbank and interbranch accounts	6,485	6,926	5,260	(6.4%)	31.7%
Borrowings and onlending	75,614	104,589	88,776	(27.7%)	17.8%
Derivative financial instruments	24,711	31,116	17,394	(20.6%)	78.9%
Technical provisions for insurance, pension plan and capitalization	156,656	132,053	112,675	18.6%	17.2%
Other liabilities	243,749	255,155	217,374	(4.5%)	17.4%
Foreign exchange portfolio	52,262	68,466	43,176	(23.7%)	58.6%
Subordinated debt	57,420	65,785	54,569	(12.7%)	20.6%
Sundry	134,067	120,905	119,629	10.9%	1.1%
Deferred income	2,046	1,960	1,423	4.4%	37.7%
Minority interest in subsidiaries	11,625	1,755	2,415	562.3%	(27.3%)
Stockholders' equity	115,590	106,462	95,848	8.6%	11.1%
Total liabilities	1,425,639	1,359,172	1,208,702	4.9%	12.4%

We present below the main changes in the balance sheet accounts on December 31, 2016, 2015 and 2014.

Total assets amounted to R$1,425,639 million at the end of 2016, increasing 4.9% from the previous year, since in 2015 total assets of Itaú Unibanco was R$1,359,172 million. This increase was influenced by the consolidation of Itaú CorpBanca in our financial statements as of the second quarter of 2016. From 2015 to 2014, there was a 12.4% increase, since the balance in 2014 was R$1,208,702 million.

Loan portfolio, without endorsements and sureties, reached R$491,225 million on December 31, 2016, up 3.7% from the amount of R$473,829 million on December 31, 2015. The balance of loan portfolio to individuals, ex-Latin America, totaled R$183,193 million on December 31, 2016, down 2.2% from December 31, 2015. The credit card portfolio increased 0.8% from December 31, 2015, whereas the personal credit portfolio decreased 9.1% from December 31, 2015. Payroll loans decreased 1.8% from December 31, 2015, and noteworthy were the portfolios for retirees and pensioners of the INSS, which increased 7.5% from the end of December 2015. Vehicles portfolio decreased 23.1% on December 31, 2016, compared to December 31, 2015, as a result of lower demand and our more strict requirements to grant financing in that segment during the period. Real estate loans to individuals increased 10.1% on December 31, 2016, compared to December 31,

2015, and increasingly prioritized portfolios with lower risk and more guarantees. Loans to companies, ex-Latin America, totaled R$180,325 million, down 17.3% from December 31, 2015. This decrease was recorded for both loan to large companies, which totaled R$121,554 million on December 31, 2016, and for loans to very small, small, and middle-market companies, which totaled R$58,771 million. In 2016, the portfolio of loan operations in Latin

America increased 86.5% from 2015, mainly driven by the effect of the consolidation of Itaú CorpBanca in our financial statements as of the second quarter of 2016.

The balance of loan portfolio, without endorsements and sureties, reached R$473,829 million in 2015, up 4.9% compared to 2014. In Brazil, the balance of loan portfolio to individuals, without endorsements and sureties, reached R$187,264 million, up 0.7% compared to 2014. In the large companies segment, the portfolio reached R$152,266 million, up 3.9% compared to 2014, and in the very small, small, and middle-market companies segment it reached R$65,825 million, down 4.0% from December 31, 2014. Loan and financing operations to the retail market, which include individuals and very small, small, and middle-market companies, totaled R$253,089 million. In 2015, the real estate loan portfolio in Brazil reached R$45,597 million, up 16.2% from the previous year. The balance of real estate loans to individual borrowers was R$34,631 million, whereas to companies it reached R$10,966 million.

In 2016, our main sources of funding are deposits received under securities repurchase agreements, in the amount of R$366,038 million, and deposits, in the amount of R$329,414 million, including demand, savings, time and interbank deposits. In 2016, total deposits accounted for 35.5% of total funds. In 2015, total deposits reached R$292,610 million, accounting for 32.7% of total funds. In 2014, total deposits reached approximately R$294,773 million, accounting for 36.0% of total funds. On December 31, 2016, 2015 and 2014, our time deposits accounted for 47.4%, 36.0%, and 36.8% of total deposits, respectively.

On December 31, 2016, total deposits increased 12.6% from the same period of the previous year, mainly driven by the increase in time deposits, partially offset by decreases in interbank and savings deposits. The balance of deposits at the end of 2015 decreased 0.7% from December 31, 2014, due to lower interbank and savings deposits.

Stockholders’ equity totaled R$115,590 million in 2016, compared to R$106,462 at the end of 2015 and R$95,848 million in 2014, increasing 8.6% compared to 2015 and 11.1% in the comparison of 2015 related to 2014. These variations for 2016, 2015, and 2014 are due to the results for the periods.

10.2 Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

Highlights

In the year ended December 31, 2016, consolidated net income was R$21,639 million, with annualized return on average equity of 19.8%. On December 31, 2016, consolidated assets totaled R$1,425,639 million and consolidated stockholders’ equity was R$115,590 million, compared to R$1,359,172 million and R$106,462 million, respectively, on December 31, 2015. On December 31, 2016, the Prudential Conglomerate BIS ratio was 19.1%.

In the year ended December 31, 2015, consolidated net income was R$23,360 million, with annualized return on average equity of 23.5%. On December 31, 2015, consolidated assets totaled R$1,359,172 million and consolidated stockholders’ equity was R$106,462 million, compared to R$1,208,702 million and R$95,848 million, respectively, on December 31, 2014. On December 31, 2015, the Prudential Conglomerate BIS ratio was 17.8%.

In the year ended December 31, 2014, consolidated net income was R$20,242 million, with annualized return on average equity of 23.5%. On December 31, 2014, consolidated assets totaled R$1,208,702 million and consolidated stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, on December 31, 2013. On December 31, 2014, the Financial Conglomerate BIS ratio was 16.9%.

Net income

The table below shows the main components of net income for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Income from financial operations	160,213	163,594	125,024	(2.1%)	30.9%
Expenses on financial operations	(85,879)	(113,853)	(73,137)	(24.6%)	55.7%
Income from financial operations before loan losses	74,334	49,741	51,887	49.4%	(4.1%)
Results of loan losses	(21,582)	(22,427)	(14,203)	(3.8%)	57.9%
Gross income from financial operations	52,751	27,314	37,684	93.1%	(27.5%)
Other operating revenues (expenses)	(16,914)	(12,575)	(11,555)	34.5%	8.8%
Operating income	35,837	14,739	26,128	143.2%	(43.6%)
Non-operating income	121	1	1,116	9310.9%	(99.9%)
Income before taxes on income and profit sharing	35,958	14,740	27,245	144.0%	(45.9%)
Income tax and social contribution expenses	(14,210)	9,215	(6,437)	(254.2%)	(243.2%)
Profit sharing	(251)	(239)	(261)	4.7%	(8.2%)
Minority interest in subsidiaries	141	(356)	(305)	(139.7%)	16.7%
Net income	21,639	23,360	20,242	(7.4%)	15.4%

In the years ended December 31, 2016, 2015 and 2014, net income was impacted by non-recurring revenue.

Income from Financial Operations

The table below shows the main components of our income from financial operations for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Loan, lease and other credit operations	78,457	78,319	67,439	0.2%	16.1%
Securities and derivative financial instruments	53,487	64,820	39,137	-17.5%	65.6%
Insurance, pension plan and capitalization	18,656	13,432	9,883	38.9%	35.9%
Foreign exchange operations	2,696	1,282	2,671	110.3%	-52.0%
Compulsory deposits	6,917	5,741	5,893	20.5%	-2.6%
Total income from financial operations	160,213	163,594	125,024	(2.1%)	30.9%

In the year ended December 31, 2016, Income from Financial Operations decreased 2.1%, from R$163,594 million in the year ended December 31, 2015 to R$160,213 million in the year ended December 31, 2016. This decrease was mainly due to a reduction of income from securities and derivative financial instruments.

Income from Financial Operations increased 30.9%, from R$125,024 million in the year ended December 31, 2014 to R$163,594 million in the year ended December 31, 2015, an increase of R$38,570 million. This increase was mainly due to higher income from securities and derivative financial instruments, loan operations, loan, lease and other credit operations, and from insurance, pension plans and capitalization.

Income from Loan, Lease and Other Credit Operations, including Endorsements and Sureties

In the year ended December 31, 2016, income from loan, lease and other credit operations increased 0.2%, from R$78,319 million in the year ended December 31, 2015 to R$78,457 million. This increase in income from loan and lease operations was influenced by a larger loan portfolio, mainly in Latin America, due to the effect of consolidation of Itaú CorpBanca in our financial statements as of the second quarter of 2016. Further details on the increase in our loan portfolio are included in item 10.2 of this report.

Income from loan, lease and other credit operations increased 16.1%, from R$67,439 million in the year ended December 31, 2014 to R$78,319 million. This increase in income from loan and lease operations was influenced by a larger loan portfolio. Further details on the increase in our loan portfolio are included in item 10.2 of this report.

Income from Securities and Derivative Financial Instruments

In the year ended December 31, 2016, income from securities and derivative financial instruments reached R$53,487 million, down 17.5% from the year ended December 31, 2015. This decrease was mainly due to the exchange variation on foreign investments.

Income from securities and derivative financial instruments reached R$64,820 million in the year ended December 31, 2015, up 65.6% from the year ended December 31, 2014. This increase mainly reflects larger gains with the rise in the average Selic rate between periods.

Financial Income from Insurance, Pension Plan and Capitalization Operations

Financial Income from insurance, pension plan and capitalization operations increased 38.9%, from R$13,432 million in the year ended December 31, 2015 to R$18,656 million in the year ended December 31, 2016. This increase was due to higher income from pension plans, mainly driven by the increased balance of technical provisions as a result of the rise of 13.6% in net pension plan contributions, mainly VGBL plans.

Financial income from insurance, pension plan and capitalization operations increased 35.9%, from R$9,883 million in the year ended December 31, 2014 to R$13,432 million in the year ended December 31, 2015, an increase of R$3,549 million. This was due to higher income from pension plans, mainly impacted by the rise in the average Selic rate over the year.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$1,282 million in the year ended December 31, 2015 to R$2,696 million in the year ended December 31, 2016. This increase was mainly driven by larger gains with arbitrage operations.

Income from foreign exchange operations decreased from R$2,671 million in the year ended December 31, 2014 to R$1,282 million in the year ended December 31, 2015.

Income from Compulsory Deposits

Income from compulsory deposits increased 20.5%, or R$1,176 million, from R$5,741 million in the year ended December 31, 2015 to R$6,917 million in the year ended December 31, 2016. On December 31, 2016, we recorded compulsory deposits of R$85,700 million compared to R$66,556 million on December 31, 2015. Out of the total on December 31, 2016, R$82,698 million were interest earning. This increase was primarily due to the rise in the interest-earning balance and the higher Selic rate in the periods, from 13.8% in the year ended December 31, 2015 to 14.0% in the year ended December 31, 2016.

Income from compulsory deposits decreased 2.6%, or R$152 million, from R$5,893 million in the year ended December 31, 2014 to R$5,741 million in the year ended December 31, 2015. On December 31, 2015, we recorded compulsory deposits of R$66,556 million compared to R$63,106 million on December 31, 2014. Out of the total on December 31, 2015, R$62,766 million were interest earning. This increase was mainly due to the increase of the interest-earning balance and the higher Selic rate in the periods, from 10.9% in the year ended December 31, 2014 to 13.8% in the year ended December 31, 2015.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Money market	72,160	70,842	54,125	1.9%	30.9%
Technical provisions for pension plan and capitalization	17,790	12,557	8,987	41.7%	39.7%
Borrowings and onlending	(4,071)	30,455	10,026	(113.4%)	203.8%
Total expenses on financial operations	85,879	113,853	73,137	(24.6%)	55.7%

Expenses on financial operations decreased 24.6%, from R$113,853 million in the year ended December 31, 2015 to R$85,879 million in 2016, mainly due to lower expenses on borrowings and onlending, as presented in the table above.

In the year ended December 31, 2015, expenses on financial operations increased 55.7%, from R$73,137 million in the year ended December 31, 2014 to R$113,853 million in 2015, mainly due to increase in expenses on borrowings and onlending and money market expenses.

Money market expenses

Money market expenses recorded an increase of 1.9%, from R$70,842 million in the year ended December 31, 2015 to R$72,160 million in the year ended December 31, 2016. This increase of R$1,318 million in the year was influenced by the increase in the balance of deposits and money market expenses, mainly in third-party portfolios, in addition to the rise in the Selic rate, from 13.8% in the year ended December 31, 2015 to 14.0% in the year ended December 31, 2016.

Money market expenses recorded a 30.9% increase, from R$54,125 million in the year ended December 31, 2014 to R$70,842 million in the year ended December 31, 2015. This increase of R$16,717 million in the year was influenced by the increased balance of deposits and the impact of foreign exchange rate variations on liabilities denominated in or indexed to foreign currencies, in addition to the rise in the Selic rate, from 10.9% in the year ended December 31, 2014 to 13.8% in the year ended December 31, 2015.

Financial Expenses on Technical Provisions for Pension Plan and Capitalization

In the year ended December 31, 2016, financial expenses on technical provisions for pension plan and capitalization increased 41.7%, from R$12,557 million in the year ended December 31, 2015 to R$17,790 million. This increase of R$5.233 million was mainly driven by higher expenses on pension plans, mainly driven by the increased balance of technical provisions as a result of the rise of 13.6% in net pension plan contributions, mainly VGBL plans.

In the year ended December 31, 2015, financial expenses on technical provisions for pension plan and capitalization increased 39.7%, from R$8,987 million in the year ended December 31, 2014 to R$12,557 million. This increase of R$3,570 million was mainly driven by higher expenses on pension plans.

Expenses on Borrowings and Onlending

Expenses on borrowings and onlending increased from negative R$30,455 million in the year ended December 31, 2015 to positive R$4,071 million in the year ended December 31, 2016. As a result of the foreign exchange variation for the period from 01/01 to 12/31/2016, expenses on financial operations - borrowings and onlending are stated as a credit.

In the year ended December 31, 2015, expenses on borrowings and onlending increased 203.8%, or R$20,429 million, from R$10,026 million in the year ended December 31, 2014 to R$30,455 million in the year ended December 31, 2015, mainly driven by the impact of foreign exchange variations on borrowings and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

In the year ended December 31, 2016, income from financial operations before loan losses increased 49.4%, from R$49,741 million in the year ended December 31, 2015 to R$74,334 million in the year ended

December 31, 2016, mainly as a result of the events described in “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Income from financial operations before loan losses decreased 4.1%, from R$51,887 million in the year ended December 31, 2014 to R$49,741 million in the year ended December 31, 2015, mainly as a result of the events described in “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Allowance for Loan Losses

In the year ended December 31, 2016, result of allowance for loan losses was R$845 million or 3.8% lower than in 2015, from R$22,427 million in the year ended December 31, 2015 to R$21,582 million in the same period of 2016. This decrease was mainly driven by higher expenses on allowance for loan losses in the previous year, as a result of the increase in the additional provision in the third quarter of 2015 in view of a more challenging economic scenario.

In the year ended December 31, 2015, result of allowance for loan losses was R$8,224 million or 57.9% higher than in 2014, from R$14,203 million in the year ended December 31, 2014 to R$22,427 million in the same period of 2015. The following table describes the main components of our result of allowance for loan losses in the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Expenses on allowance for loan losses	(25,325)	(27,196)	(19,252)	(6.9%)	41.3%
Income from recovery of credits written off as losses	3,743	4,769	5,049	(21.5%)	(5.5%)
Result of allowance for loan losses	(21,582)	(22,427)	(14,203)	(3.8%)	57.9%

Expenses for Allowance for Loan and Lease Losses

In the year ended December 31, 2016, expenses for allowance for loan losses decreased 6.9%, from R$27,196 million in 2015, to R$25,325 million in 2016, mainly as a result of the increase in the additional provision in the third quarter of 2015 in view of a more challenging economic scenario. On December 31, 2016, allowance for loan and lease losses totaled R$37,431 million. Out of this total, R$26,991 million refer to the minimum level required by CMN Resolution No. 2,682 and R$10,440 million refer to complementary provision. In the same period, the ratio between the balance of allowance for loan and lease losses and our loan portfolio reached 7.6%, an increase of 40 basis points from December 31, 2015.

In the year ended December 31, 2015, expenses for allowance for loan losses increased 41.3%, from R$19,252 million in the year ended 2014 to R$27,196 million. On December 31, 2015, allowance for loan and lease losses totaled R$34,078 million. Out of this total, R$23,093 million refer to the minimum level required by CMN Resolution No. 2,682, and R$10,985 million refer to complementary provision. In the same period, the ratio between the balance of allowance for loan and lease losses and our loan portfolio reached 7.2%, an increase of 120 basis points from December 31, 2014.

Income from Recovery of Loans Written Off as Losses

Income from recovery of loans written off as losses reached R$3,743 million in the year ended December 31, 2016, down 21.5% from the same period of the previous year. This decrease was recorded in both Retail and Wholesale segments, mainly in view of the more challenging scenario.

In the year ended December 31, 2015, income from recovery of loans written off as losses reached R$4,769 million, down 5.5% from the same period of the previous year, when it totaled R$5,049 million.

Income from Financial Operations

Our income from financial operations recorded a 93.1% increase, from R$27,314 million in the year ended December 31, 2015 to R$52,751 million in the same period of 2016. This increase was due to lower expenses on financial operations, mainly driven by foreign exchange variation.

In the year ended December 31, 2015, our gross income from financial operations decreased 27.5%, from R$37,684 million in the year ended December 31, 2014 to R$27,314 million in the same period of 2015.

This decrease of R$10,370 million was due to a lower result of allowance for loan losses and to lower income from financial operations before loan losses.

Other Operating Revenues (Expenses)

The table below shows the main components of other operating revenues (expenses) for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Banking service fees and income from bank charges	33,228	30,815	27,740	7.8%	11.1%
Results from insurance, pension plan and capitalization operations	4,032	4,168	3,834	-3.3%	8.7%
Personnel expenses	(21,420)	(18,713)	(16,443)	14.5%	13.8%
Other administrative expenses	(18,074)	(16,969)	(16,211)	6.5%	4.7%
Tax expenses	(7,978)	(5,374)	(5,087)	48.5%	5.6%
Equity in the earnings of affiliates and other investments	567	646	610	-12.3%	6.0%
Other operating revenues	805	930	557	-13.5%	67.0%
Other operating expenses	(8,074)	(8,079)	(6,555)	-0.1%	23.3%
Total other operating revenues (expenses)	(16,914)	(12,575)	(11,555)	34.5%	8.8%

Banking Service Fees and Income from Banking Charges

In the year ended December 31, 2016, banking service fees and income from banking charges increased 7.8%, from R$30,815 million in the year ended December 31, 2015 to R$33,228 million, due to increase in income from credit cards, package of services and fund management fees.

Banking service fees increased 7.6%, from R$21,018 million in the year ended December 31, 2015 to R$22,607 million in the year ended December 31, 2016. This was mainly due to the increase of R$667 million, or 16.1%, in asset management revenues compared to December 31, 2015, which was driven by higher fund management fees, arising from larger volumes in fixed-income funds. We also recorded a 3.7% increase, or R$368 million, in income from credit cards compared to December 31, 2015, mainly driven by the increased income from rental of equipment and higher revenues.

Income from banking charges increased 8.4%, from R$9,797 million in the year ended December 31, 2015 to R$10,621 million in the year ended December 31, 2016, mainly influenced by higher income from current account service packages. This increase of income from current account services was mainly driven by the offering of distinguished products and services aimed to add value to our clients’ experience with the bank.

In the year ended December 31, 2015, banking service fees increased 9.8%, from R$19,145 million in the year ended December 31, 2014 to R$21,018 million in the year ended December 31, 2015. This increase was mainly due to the increase of R$811 million, or 9.0%, in income from credit cards from December 31, 2014. We also recorded a 10.1% increase, or R$379 million, in asset management revenues from December 31, 2014, mainly due to the 9.7% increase in income from fund management fees, from R$3,155 million in the year ended December 31, 2014 to R$3,461 million in the year ended December 31, 2015.

Income from banking charges increased 14.0%, from R$8,595 million in the year ended December 31, 2014 to R$9,797 million in the year ended December 31, 2015, mainly influenced by the increase in income from current account service packages, caused by the larger volume of operations and the sale of new service packages and a higher income from annual fees and other credit card services.

Result from Insurance, Pension Plan and Capitalization Operations

Result from insurance, pension plan and capitalization operations decreased 3.3%, or R$136 million, in the year ended December 31, 2016, from R$4,168 million in the year ended December 31, 2015 to R$4,032 million in the year ended December 31, 2015, mainly driven by higher expenses on variations of technical provisions.

Result from insurance, pension plan and capitalization operations recorded an increase of 8.7% in the year ended December 31, 2015, from R$3,834 million in the year ended December 31, 2014 to R$4,168 million in the year ended December 31, 2015, mainly driven by higher income from premiums and contributions.

Personnel Expenses

Our personnel expenses increased 14.5%, or R$2,708 million, from R$18,713 million in the year ended December 31, 2015 to R$21,420 million in 2016. This increase was mainly due to higher expenses on labor claims, employee termination, and compensation.

In the year ended December 31, 2015, our personnel expenses increased R$2,269 million, or 13.8%, from R$16,443 million in the year ended December 31, 2014 to R$18,713 million in the year ended in 2015. This increase was mainly due to the impact of labor union agreements executed in October 2014 and 2015, which adjusted by 8.5% and 10.0%, respectively, compensation, social benefits and charges, with a provision for the related impacts recognized from September of each year.

Other Administrative Expenses

In the year ended December 31, 2016, administrative expenses increased 6.5%, from R$16,969 million in 2015 to R$18,074 million, an increase of R$1,105 million, mainly driven by higher expenses on third-party services and facilities, mainly on rental, works and maintenance.

Administrative expenses increased 4.7%, from R$16,211 million in the year ended December 31, 2014 to R$16,969 million in the same period of 2015. This increase was mainly driven by higher expenses on financial system services, facilities and security. Additionally, expenses on advertising, promotions and publications increased from the previous year.

Tax Expenses

In the year ended December 31, 2016, our tax expenses increased 48.5%, from R$5,374 million in the year ended December 31, 2015 to R$7,978 million. This increase was due to the higher revenues subject to levy of PIS and COFINS expenses in the period.

Tax expenses increased 5.6%, from R$5,087 million in the year ended December 31, 2014 to R$5,374 million in 2015. This increase was mainly driven by higher revenues.

Equity in the Earnings of Affiliates and Other Investments

In the year ended December 31, 2016, our equity in the earnings of affiliates and other investments decreased 12.3%, from R$646 million in 2015 to R$567 million. This decrease of R$79 million was mainly due to a lower result in interest in Porto Seguro Itaú Unibanco Participações S.A.

Our equity in the earnings of affiliates and other investments increased 6.0%, from R$610 million in the year ended December 31, 2014 to R$646 million in 2015. This increase of R$36 million was mainly due to the higher result in interest in Porto Seguro Itaú Unibanco Participações S.A.

Other Operating Revenues

In the year ended December 31, 2016, other operating revenues decreased 13.5%, or R$126 million, from R$930 million in 2015 to R$805 million in 2016.

Other operating revenues increased 67.0%, or R$373 million, de R$557 million in the year ended December 31, 2014, to R$930 million in 2015.

Other Operating Expenses

In the year ended December 31, 2016, other operating expenses decreased 0.1%, from R$8,079 million in the year ended December 31, 2015 to R$8,074 million. This decrease was mainly due to lower provisions for tax and social security contingencies for civil lawsuits.

Other operating expenses increased 23.3%, from R$6,555 million in the year ended December 31, 2014 to R$8,079 million in 2015, an increase of R$1,524 million, mainly due to increases in marketing expenses - credit card and provision for contingencies.

Operating Income

In the year ended December 31, 2016, our operating income increased 143.2%, or R$21.098 million, from R$14,739 million in the year ended December 31, 2015 to R$35,837 million.

Our operating income decreased 43.6%, from R$26.128 million in the year ended December 31, 2014 to R$14,739 million in 2015, a decrease of R$11,389 million.

Non-Operating Income

In the year ended December 31, 2016, our non-operating income went from R$1.3 million in the year ended December 31, 2015 to R$121 million in the year ended December 31, 2016.

Non-operating income increased from R$1,116 million in the year ended December 31, 2014 to R$1.3 million in 2015, falling R$1,115 million. In 2014, this result was mainly due to the profit in the disposal of the investment in Itaú Seguros Soluções Corporativas S.A. (ISSC).

Income before Taxes on Income and Profit Sharing

In the year ended December 31, 2016, our income before taxes on income and profit sharing increased 144.0%, from R$14,740 million in 2015 to R$35,958 million.

Our income before taxes on income and profit sharing decreased 45.9% in the year ended December 31, 2015, from R$27,245 million to R$14,740 million in 2015.

Income Tax and Social Contribution Expenses

The table below shows the main components of our income tax and social contribution expenses in the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Income before income tax and social contribution	35,958	14,740	27,245	144.0%	-45.9%
Charges (income tax and social contribution) at the rates in effect Increase/decrease to income tax and social contribution charges arising from:	(16,181)	(6,142)	(10,898)	163.4%	-43.6%
(Additions) exclusions	1,971	15,357	4,461	-87.2%	244.3%
Foreign exchange variation on investments abroad	(4,313)	8,329	1,471	-151.8%	466.2%
Interest on capital	3,617	2,585	1,738	39.9%	48.7%
Dividends, interest on external debt bonds	365	271	311	34.6%	-12.9%
(Expenses)/Income from deferred taxes	(9,707)	17,778	1,280	-154.6%	1289.1%
Other	12,010	(13,605)	(339)	-188.3%	3912.0%
Total income tax and social contribution expenses	(14,210)	9,215	(6,437)	-254.2%	-243.2%

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in the income statement but do not affect our taxable basis; on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes.

In the year ended December 31, 2016, income tax and social contribution totaled an expense of R$14,210 million compared to a positive amount of R$9,215 million in 2015. In 2015, the positive amount of income tax and social contribution is due to the effect of the foreign exchange variation on the hedge of our investments abroad (since the exchange variation on these investments is not taxable, but the results of the hedge is taxable) and to the increase in the balance of tax credit due to the social contribution rate increase, from 15% to 20%, as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015). For further information, see Note 14(a) to the consolidated annual financial statements.

In the year ended December 31, 2015, income tax and social contribution totaled positive R$9,215 million, compared to an expense of R$6,437 million in 2014.

Profit Sharing

Profit sharing of our management members increased 4.7%, from R$239 million in the year ended December 31, 2015 to R$251 million in 2016, an R$11 million increase.

In the year ended December 31, 2015, profit sharing of our management members decreased 8.2%, from R$261 million in the year ended December 31, 2014 to R$239 million.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries in subsidiaries went from an R$356 million expense in the year ended December 31, 2015 to a positive amount of R$141 million in 2016, mainly influenced by the result of Itaú CorpBanca.

In the year ended December 31, 2015, results from minority interest in subsidiaries increased from an expense of R$305 million in 2014 to an expense of R$356 million, a 16.7% or R$51 million increase, mainly arising from the results of Banco Itaú BMG Consignado (joint venture) and of Financeira Itaú S.A. Crédito, Financiamento e Investimento.

b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

Our operations depend on the performance of the countries with which we do business, mainly the Brazilian one. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and interest and exchange rate variations. Changes in interest rates may significantly affect our net margins, since they influence our funding and lending costs. We point out that the main variations in income are explained in item 10.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the Issuer, if relevant

In compliance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor in each of the scenarios, were presented together with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 3,464/07 and BACEN Circular No. 3,354/07.

The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we would highlight that the results presented will not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

The trading portfolio consists of all transactions with financial instruments and commodities, including trading derivatives.

R$ thousand
Banking portfolio	Exposure	12/31/2016 (*)			12/31/2015 (*)			12/31/2014 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	I	II	III	I	II	III	l	II	III
Fixed rate	Fixed rate on Brazilian reais	(955)	(228,625)	(435,116)	(285)	(114,002)	(228,507)	(540)	(126,764)	(237,705)
Foreign exchange coupons	Rates of currency coupons	46	(1,951)	(4,175)	(162)	(5,312)	(11,459)	22	(1,729)	(3,374)
Foreign currencies	Exchange variation rates	2,914	(17,787)	(5,666)	657	57,436	242,760	610	165,600	337,463
Price indices	Rates of price index coupons	(169)	(22,931)	(48,586)	(32)	(4,063)	(649)	(16)	(5,703)	(11,680)
Reference rate	Rates of TR coupons	-	(6)	(11)	-	(7)	(14)	(20)	(5,093)	(9,579)
Shares	Share price	(377)	(30,311)	(120,993)	(148)	27,369	50,887	(78)	(11,769)	(35,990)
Others	Exposures that do not fall under the definitions above	(13)	(314)	549
TOTAL		1,446	(301,925)	(613,998)	30	(38,579)	53,018	(22)	14,542	39,135

(*) Amounts net of tax effects.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to long-term time horizons as general guidelines.

R$ thousand
Trading and banking portfolios	Exposure	12/31/2016 (*)			12/31/2015 (*)			12/31/2014 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	l	II	III	I	II	III	I	II	III
Prefixado	Fixed rate on Brazilian reais	(7,345)	(2,057,375)	(3,995,498)	(4,376)	(1,572,640)	(3,021,487)	(5,493)	(1,417,835)	(2,688,954)
Cupons Cambiais	Rates of currency coupons	(2,464)	(337,588)	(634,962)	873	(22,408)	(25,705)	-	(19,266)	(34,458)
Moedas Estrangeiras	Exchange variation rates	3,013	(45,554)	(67,157)	533	33,770	200,816	(17,308)	(247,730)	(414,333)
Índices de Preços	Rates of price index coupons	(1,450)	(84,699)	(341,304)	(1,334)	(229,441)	(444,651)	(1,700)	(238,647)	(430,973)
TR	Rates of TR coupons	615	(160,773)	(375,571)	783	(276,817)	(635,021)	705	(224,170)	(473,074)
Ações	Share price	4,056	(139,583)	(339,535)	4,591	(86,428)	(176,770)	1,661	(49,699)	(122,034)
Others	Exposures that do not fall under the definitions above	(27)	(523)	625
TOTAL		(3,602)	(2,826,095)	(5,753,402)	1,070	(2,153,964)	(4,102,818)	(22,135)	(2,197,347)	(4,163,826)

(*) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one basis point in fixed interest rates, currency coupon, inflation, interest rate indexes, and one percentage point in currency and share prices;

Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Our Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2016, total average Value at Risk (VaR) amounted to R$236.6 million, or 0.18%, of total stockholders’ equity (for the whole 2015 it was R$207.0 million, or 0.18%, of total stockholders’ equity).

The structural gap, composed of commercial transactions and the respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions.

The financial margin with the market, arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, opportunities for arbitrage in foreign and domestic markets, as well as marking to market of financial assets, totaled R$6,999 million in 2016, R$6,977 million in 2015 and R$3,595 million in 2014. The financial margin of operations with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary trading operations. The increase of R$22 million in the financial margin with the market in 2016 from 2015 was mainly driven by the management of structural positions in Brazil and abroad.

Additionally, we adopted a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to mitigate impacts on consolidated results from fluctuations in foreign exchange rate parities. The Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order to hedge net income from foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Our strategy to manage the foreign exchange risk associated with the capital invested abroad is aimed at mitigating, through financial instruments, the effects from the foreign exchange variation, and includes the impact of all tax effects accordingly.

The table below shows asset and liability balances indexed to foreign currency as a basis for the management of foreign exchange exposure, the position of foreign exchange derivatives used to manage such position, and the asset balances related to the Brazilian currency. On December 31, 2016, the net foreign exchange position, including investments abroad, was a liability totaling US$16,090 million. We point out that the mitigation management policy we adopt takes into account the tax effects of this position. As the results of foreign exchange variations on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a volume higher than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, are practically null and thus consistent with the strategy of low risk exposure that we adopted.

R$million
		December 31, 2016 Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Cash and cash equivalents	18,542	7,107	5,946	1,161	11,471
Interbank investments	286,038	268,583	268,583	0	17,618
Securities	376,887	308,790	305,359	3,431	110,233
Loan and lease operations	453,794	295,499	285,240	10,259	210,937
Operations with credit granting characteristics	491,225	328,042	317,783	10,259	215,825
(Allowance for loan losses)	(37,431)	(32,542)	(32,542)	0	(4,889)
Other assets	263,390	227,688	209,318	18,370	73,302
Foreign exchange portfolio	51,642	32,636	14,564	18,072	56,408
Other	211,749	195,052	194,754	298	16,894
Permanent assets	26,987	90,973	18,560	72,413	8,395
Total assets	1,425,639	1,198,640	1,093,006	105,633	431,956
Derivatives - long position				254,683
Total assets (a)				360,316

		December 31, 2016 Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	329,414	192,929	192,447	482	136,676
Deposits received under securities repurchase	366,038	345,100	345,100	0	20,938
Funds from acceptance and issuance of securities	93,711	99,716	60,411	39,305	33,704
Borrowings and onlending	75,614	85,223	30,996	54,227	43,025
Interbank and interbranch accounts	6,485	5,966	2,756	3,210	519
Derivative financial instruments	24,711	15,507	15,507	-	9,205
Other liabilities	243,749	179,521	160,807	18,714	104,271
Foreign exchange portfolio	52,262	33,233	14,612	18,621	56,431
Other	191,487	146,288	146,195	93	47,841
Technical provisions for insurance, pension plan	156,656	156,575	156,575	0	81
Deferred income	2,046	1,655	1,002	653	391
Minority interest in subsidiaries	11,625	883	883	-	10,742
Stockholders’ equity of parent company	115,590	115,566	115,566	-	72,404
Capital and reserves	93,951	94,523	94,523	-	71,307
Income for the period	21,639	21,043	21,043	-	1,097
Total liabilities	1,425,639	1,198,640	1,082,049	116,590	431,956
Derivatives - short position				296,165
Total liabilities and stockholders’ equity after adjustments (b)				412,755
Net foreign exchange position - Itau Unibanco (c = a - b)				(52,439)
Net foreign exchange position - Itau Unibanco (c) in US$				(16,090)

Obs. It does not consider the eliminations between business in Brazil and business abroad.

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

As of the first quarter of 2015, we changed the presentation of our segments for them to be consistent with the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The Retail Banking includes the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of Private Banking and Latam operations to the Wholesale Banking segment, and these are the main changes in the segment presentation.

The current business segments of Itaú Unibanco are described below:

Retail Banking: the result of the Retail Banking segment arise from the offer of products and services to retail clients, high net worth clients, and very small and small companies in branches, in addition to financial products and services offered to non-account holders, comprising vehicle financing and offering credit card services outside the branch network, and Itaú BMG Consignado operations.

Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking), and to institutional clients.

Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro.

A new management structure for Itaú Unibanco

On November 9, the bank disclosed the succession of the current CEO, according to the transition process planned and announced to the market over two years ago. Itaú Unibanco also announced a series of changes to its Executive Committee, which is now composed of General Retail and Wholesale Managers, and three Vice-Presidents: (i) Management and Control of Risks and Finance; (ii) Technology; and (iii) Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations.

The Annual General Stockholders’ Meeting held on April 19, 2017 brought forward the reelection of Roberto Setubal and Pedro Moreira Salles, in addition to the election of Marco Bonomi to the Board of Directors. Together with Pedro Moreira Salles, Roberto Setubal will act as co-chairman of the Board of Directors of Itaú Unibanco. Until the Meeting is held, Roberto Setubal remains as the Company’s CEO.”

b) Incorporation, acquisition or disposal of ownership interest

2017

Acquisition of a minority interest in XP Investimentos

On May 11, 2017, through subsidiary Itaú Unibanco S.A., we entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), through which we agreed to acquire 49.9% of total share capital (representing 30.1% of voting shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP (“XP Group”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for the amount of R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”). The amount attributed to 100% of XP Holding’s share capital (before capital increase) is of approximately R$12 billion, which is equal to 20 times the estimated price earnings (2018).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

Furthermore, we and some of the Sellers will execute, on the closing date of the First Acquisition, a shareholders’ agreement which will include, among others, provisions regarding (a) our rights as a minority shareholder of XP Holding; (b) our right to appoint 2 out of 7 members of the Board of Directors of XP Holding, so as to guarantee the aforementioned rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of any of these options, Itaú Unibanco will acquire the control and the total equity of XP Holding.

The business conduction and management of all XP Group’s companies, including XP Investimentos, will continue to be fully independent, segregated and autonomous, preserving its current principles and values. XP Group’s control will continue to be held by XP Controle’s shareholders, and the current officers and executives of XP Holding, XP Investimentos and its subsidiaries will remain in charge of their respective businesses, in order to ensure that XP Investimentos continues to operate as an open and independent platform, seeking to offer a diverse range of products of its own and of third-parties to its clients, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers. We will act as a minority shareholder and have no influence over the commercial and operational policies of XP Investimentos or of any other XP Group’s companies, neither will we any have preference or exclusivity rights regarding the distribution of such products.

The consummation of the acquisitions mentioned above is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals.

2016

Credit Intelligence Bureau

In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or CIB. CIB will be structured as a Brazilian corporation (a corporation) and the parties to the MoU will share its control, with each of them holding a 20% equity ownership. Its board of directors will be comprised of members appointed by the parties to the MoU and its executives will be exclusively dedicated to CIB’s businesses, preserving the independent nature of CIB’s management. CIB’s technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc.

In November 2016, CADE approved CIB’s incorporation with certain restrictions. Therefore, all the required regulatory approvals have been obtained. CIB’s incorporation is subject to the execution of definitive agreements by the parties.

Acquisition of Recovery do Brasil Consultoria S.A.

In March 2016, after obtaining regulatory authorization, we consummated the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which we purchased 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG.

Itaú CorpBanca

In April 2016, with the completion of the merger of Banco Itaú Chile with CorpBanca, we acquired control of the resulting entity named Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with Corp Group, former controlling shareholder of CorpBanca, the majority of the members of Itaú CorpBanca’s board of directors. Such members are appointed according to the ownership interest of each of such parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$115 billion of assets to its balance sheet (under BRGAAP).

In October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, as set forth in Itaú CorpBanca’s Shareholders’ Agreement, and increased from 33.58% to 35.71%, without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú CorpBanca in Colombia, which will be implemented through a sale and purchase of assets and liabilities; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

Alliance with MasterCard in the payment solutions market in Brazil

In May 2016, the Court of CADE approved, with certain restrictions, a 7-year term agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda., or MasterCard, to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance.

Sale of Group Life Insurance Business

In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank Retail Business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of its retail business in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1.1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

The completion of this transaction is subject to compliance with certain conditions, including obtaining approvals from the Central Bank of Brazil and CADE.

Acquisition of Itaú BMG Consignado Shares

In December 2016, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the acquisition of the totality of the equity interest held by Banco BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total share capital. We paid R$1.46 billion and are now the holders of 100% of the total capital.

We have maintained our position as the leading institution among privately-held banks in this segment. At December 31, 2016, our payroll loan portfolio amounted to R$44.6 billion, including Itaú BMG Consignado’s operations.

Acquisition of Conectcar

On January 29, 2016, after obtaining the necessary regulatory authorizations and the fulfillment of conditions, we concluded, through our subsidiary Rede, the acquisition of 50% of the share capital of ConectCar Soluções de Mobilidade Eletrônica SA ("ConectCar" ) of Odebrecht Transport S.A., for the amount of R$ 170 million. The remaining 50% of ConectCar's capital stock is owned by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. and the shareholders share control of ConectCar.

2015

See operations decribed at 2016.

2014

Large Risk Insurance Operation

On October 31, 2014, following the fulfillment of certain conditions set forth in the agreement, we concluded the sale of all of the participation held by Itaú Unibanco and certain of its Affiliates in ISSC to ACE Ina International Holdings, Ltd. (“ACE”), for the amount of R$ 1.5 billion.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured.

The amount paid was adjusted in the amount of R$ 13.5 million on September 3, 2015 based on the difference in Net Equity positions between the pro forma balance sheet date and the closing balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

c) Unusual Events or Operations

In 2016, 2015, and 2014, we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

			R$ million

	2016	2015	2014
Recurring net income	22,222	23,832	20,619
Non-recurring events	(583)	(473)	(377)
Increase in the social contribution tax rate	-	3,988	-
Complementary allowance for loan losses	-	(2,793)	(668)
Provision for contingencies	(231)	(696)	(126)
Change in the Accounting Treatment of Financial Lease	-	(520)	-
Social security fund	130	(130)	-
Goodwill amortization	(442)	(162)	(177)
Program for Cash or Installment Payment of Taxes	14	37	(25)
Realization of assets and Impairment	(180)	(50)	(9)
Sale of large risk insurance operations	-	-	736
Porto Seguro	-	17	(60)
Other	127	(163)	(49)
Net income	21,639	23,360	20,242

10.4. Executive officers should comment on:

a) Significant changes in accounting practices

2016

There were no significant changes.

2015

As from September 2015, assets acquired through financial lease agreements are recorded in income in accordance with CMN Resolution No. 3,617/08.

2014

There were no significant changes.

b) Significant effects of changes in accounting practices

In 2016 there were no significant changes in accounting practices.

The following were significant effects on the accounting practices:

In 2015, as described in Notes 22k and 4i, December 2015 base date, the change in the accounting treatment of financial leases negatively impacted income by R$519,999 thousand.

In 2014 there were no significant changes in accounting practices.

c) Qualifications and emphases presented in the auditor’s report

There were no qualifications nor emphases presented by the auditor for 2014, 2015 and 2016.

10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP, as of and for the years ended December 31, 2016, 2015 and 2014. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and use assumptions that affect the balance of assets and liabilities and contingent liabilities disclosed at the date of the financial statements, as well as the amounts disclosed for income and expenses for the same periods. These estimates and assumptions are used, for example, in the determination of useful lives for certain assets, of whether a specific asset or group of assets has been impaired, the market value of certain financial instruments and the classification and computation of contingent liabilities. The accounting estimates for these contexts require our management to make estimates on matters that are highly uncertain. In each case, if other estimates have been obtained or changes in these estimates have occurred from one period to another, our financial position and results of operations may be significantly impacted. Accordingly, actual results may differ from our estimates.

Allowance for Loan and Lease Losses

The allowance for loan losses represents our expected losses on loan. lease and other operations with credit operation characteristics at the end of each reporting period.

This allowance considers the minimum portion required by CMN Resolution No. 2,682 plus a complementary provision in order to ensure it is sufficient to cover any expected losses.

The regulatory minimum allowance is calculated based on the classification of each operation, from AA (0%) to H (100%) risk levels, and, based on the resolution guidelines, is broken down into a specific allowance (operations overdue for over 14 days or by a debtor company under reorganization with creditors or a bankruptcy process) and a generic allowance (non-overdue operations, by a debtor company not under reorganization with creditors or a bankruptcy process) of loan and lease operations, and other operations with credit operation characteristics.

The additional allowance includes the provision for the balance of endorsements and sureties and the additional amount, in view of the historical behavior of loan portfolios, which is based on exposure, probability of default and expected recovery of operations.

Further details on the methodology and assumptions used by Management are included in Note 4f, and on the allowance for loan and lease losses is included in Note 8.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank of Brazil, we record some of our financial instruments at market value. Financial instruments recorded at market value in our balance sheet include mainly securities classified as trading, available for sale, and other trading assets, including derivatives.

Securities classified as held-to-maturity are recorded at their amortized cost in our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants (market-based view) at the measurement date. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include broker quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that may affect estimates include incorrect model assumptions and unexpected correlations. While we believe that our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in different estimates of market value at the reporting date, which might affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to maturity securities, therefore requiring the cost basis to be written off and related effects to be recognized on income (impairment). Factors used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as at the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

Contingent liabilities

We are party to civil, labor, tax, and social security proceedings arising from the normal course of business. In general, the provisions for these contingencies are recognized based on the following criteria and assumptions:

(i) for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty; and

(ii) for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and subject matter of the claim.

The risk that contingencies arising from these proceedings will materialize into actual losses is classified as "probable” "possible", or "remote". These provisions are recognized for claims classified as probable loss, and risk amounts are disclosed for those contingencies with probability of possible loss. Contingency amounts are determined based on statistical or individual valuation models and periodically followed up by back-testing methodologies, so that, in view of uncertainties related to the terms and amounts of these contingencies, the current control methods ensure that these are estimated with accuracy.

Goodwill

The impairment test for goodwill involves significant estimates and judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectation of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and makes estimates. These goodwill amounts are tested for impairment semi-annually and amortized in accordance with the expected future profitability. On December 31, 2016, 2015, and 2014, Itaú Unibanco Holding did not identify any goodwill impairment losses.

Defined Benefit Pension Plans

The current amount of pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. The discount rate is among the assumptions used for estimating the net cost (income) of these plans. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

We determine the appropriate discount rate at each year end, which is used for determining the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of the Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of the related liabilities.

Other important assumptions for pension plan obligations are partially based on current market conditions. Additional information is disclosed in Note 19.

Technical Provisions for Insurance and Pension Plans

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability value is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

These assumptions are estimated based on our historical experience, benchmarks and the actuary’s experience, in order to comply with the best market practices and the ongoing review of the actuarial liability. Any adjustments resulting from these ongoing improvements, if required, are recorded in the income statement for the corresponding period.

Additional information is included in Note 11.

Deferred Income Tax and Social Contribution

Deferred tax assets are recognized only in relation to temporary differences and loss carry forwards to the extent that it is probable that Itaú Unibanco Holding will generate future taxable profit for their utilization. The expected realization of Itaú Unibanco Holding’s deferred tax asset is based on the projected future income and other technical studies, as disclosed in Note 14.

10.6. Executive officers should describe relevant items that are not present in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - operating leases, assets and liabilities

Not applicable.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with CMN Resolution No. 3,809/09, the amount of sales or transfers of financial assets in which the entity substantially retained risks and benefits is R$134 million, exclusively composed of real estate loans of R$124 million and rural loans of R$10 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for construction in progress

Not applicable.

V - Agreements for future receipt of financing

Not applicable.

b) Other items that are not presented in the financial statements

Not applicable.

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on:

a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The Company recognized a provision for assigned amounts in the amount of R$10 million.

b) The nature and purpose of the operation

Real estate loans:

Assigned to CIBRASEC for issuance of Securitized real estate loans (“CRI”) in the amount of R$58 million.

Assigned to Brazilian Securities for issuance of Securitized real estate loans (“CRI”) in the amount of R$66 million.

Rural loans:

Assigned to the National Treasury Secretary for securitization of debts in the amount of R$10 million.

c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The Company’s commitment is to meet the payment if the debtor enters into default.

10.8. Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:

I - Quantitative and qualitative description of investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

At the end of 2016, we had 5,103 branches and points of service in Brazil and abroad, 118 units more than at the end of 2015, when our service network had 4,985 branches and points of service.

The increase in the number of branches is due to the merger between Banco Itaú Chile and CorpBanca in April 1, 2016. The increase in the number of branches in Latin America was partially made up for the reduction of branches in Brazil, in line with our clients’ profile, who have increasingly demanding services through digital channels. We closed 2016 with 135 digital branches, with 41 branches opened over the year.

On May 11, 2017, Itaú Unibanco Holding S.A.,through its subsidiary Itaú Unibanco S.A., entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9% of the total share capital (representing 30.1% of voting shares) of XP Holding, by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

In March 2016, after obtaining regulatory authorization and fulfilling conditions precedent, we consummated the acquisition of 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as approximately 70% of a portfolio worth R$38 billion in credit rights held by BTG.

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired the control of the resulting entity – Itaú CorpBanca – with a 33.58% interest in its capital stock. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca, which entitles us to appoint, together with Corp Group1, the majority of the members of Itaú CorpBanca’s Board of Directors. These members are appointed according to the ownership interest of each party, and we have the right to elect the majority of the members elected by this block.

In October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$ 288.1 million, and this transaction is foreseen in the Itaú CorpBanca shareholders agreement entered into between Itaú Unibanco and Corp Group on April 1, 2016. As a result, Itaú Unibanco's participation in Itaú CorpBanca increased from approximately 33.58% to approximately 35.71%, with no change in the governance of Itaú CorpBanca.

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil.

In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of the retail business of the latter in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) has approximately 315,000 bank account holders, R$35 million in deposits and assets under management (gross amounts on December 31, 2015), 1.1 million credit cards and a loan portfolio of approximately R$6 billion. The completion of this transaction is subject to the fulfillment of certain conditions precedent, including obtaining approvals from the Central Bank of Brazil and CADE.

For further information on the main corporate events occurred in the period, see item 15.7 of the Reference Form.

The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interest in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

In 2015, we completed the construction of our new data center in the State of São Paulo, one of the largest in Latin America, as planned. The configurations of the environmental infrastructure were successfully established. The new data center will support our growth up to 2050, ensuring the high performance and availability of our operations.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research to develop new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in research to develop new products and services

Not applicable.

10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section

Comparison between items of our Balance Sheet or Income Statement under BRGAAP and IFRS

We present below the differences between our financial statements under BRGAAP1 and under the International Financial Reporting Standards (IFRS). We emphasize that the main difference in the result and in stockholders’ equity is related to the allowance for loan and lease losses that follows an incurred loss model under IFRS, but adopt the expected loss model under BRGAAP.

The complete consolidated financial statements under IFRS for 2016 are available on our website:

www.itau.com.br/relacoes-com-investidores

Comparison between BRGAAP1 and IFRS

					R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications[2]	IFRS	BRGAAP	Adjustments and Reclassifications[2]	IFRS
	Dec 31, 2016			Dec 31, 2015
Total assets	1,425,638	(72,397)	1,353,241	1,359,172	(82,758)	1,276,415
Cash and cash equivalents, reserve requirements, interbank deposits, securities under repurchase agreements, financial assets and derivatives[3]	767,222	(16,395)	750,827	704,487	(14,520)	689,967
Loan operations	491,225	(859)	490,366	473,829	419	474,248
(-) Allowance for loan losses [4]	(37,431)	10,459	(26,972)	(34,078)	7,234	(26,844)
Other financial assets [5]	106,458	(52,541)	53,917	122,637	(69,132)	53,506
Tax assets[6]	61,210	(16,936)	44,274	61,707	(9,557)	52,149
Investments in affiliates and jointly-controlled entities, goodwill, fixed and intangible assets, assets held for sale and other assets	36,954	3,875	40,829	30,590	2,798	33,389

Current and long-term liabilities	1,298,423	(79,997)	1,218,427	1,250,955	(88,600)	1,162,356
Deposits	329,414	-	329,414	292,610	-	292,610
Deposits received under repurchase agreements [3]	366,038	(16,874)	349,164	350,954	(14,311)	336,643
Financial liabilities held for trading, derivatives, interbank and institutional funding	257,167	(228)	256,939	282,575	(288)	282,287
Other financial liabilities [5]	123,604	(51,772)	71,832	137,212	(68,498)	68,715
Provisions for insurance, pension plan and capitalization	156,656	567	157,223	132,053	295	132,349
Provisions and other liabilities	47,874	145	48,019	44,943	(161)	44,781
Tax liabilities [6]	17,670	(11,834)	5,836	10,608	(5,637)	4,971
Total stockholders’ equity	127,215	7,599	134,814	108,217	5,842	114,059
Non-controlling interests	11,625	607	12,232	1,755	52	1,807
Total controlling stockholders’ equity [7]	115,590	6,992	122,582	106,462	5,790	112,252

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to Central Bank of Brazil regulation;

2 Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption;

3 Resulted from the elimination of operations between parent company and exclusive funds (specially PGBL and VGBL) that are consolidated based on the IFRS standards;

4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model;

5 Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of assets and liabilities;

6 Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies;

7 Reconciliation of the Controlling Stockholders’ Equity presented in the following table.

	Equity	Net income
Adjustments	Dec 31, 2016	2016	2015
BRGAAP - value attributable to controlling stockholders	115,590	21,639	23,360
(a) Allowance for loan losses	5,474	1,325	1,645
(b) Adjustment to market value of shares and quotas	164	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	459	(15)	(15)
(d) Effective interest rate	(77)	20	37
(e) Lease operations	717	125	.592
(f) Other adjustments	255	171	121
IFRS - value attributable to controlling stockholders	122,582	23,263	25,740
IFRS - value attributable to non-controlling interests	12,232	319	416
IFRS - value attributable to controlling stockholders and non-controlling interests	134,814	23,582	26,156

Differences between IFRS and BRGAAP Financial Statements

(a) Under IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations are impaired (Incurred Loss). Under BRGAAP, the expected loss model is used.8

(b) Under IFRS (IAS 39 and 32), shares and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of the interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Under IFRS (IAS 39), the assets and financial liabilities measured at amortized cost were recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. Under BRGAAP, expenses and revenues from fees were recognized at the time of contracting these operations

(e) Under IFRS (IAS 17), lease operations are recorded in fixed assets with a contra-entry to Other financial assets. Under BRGAAP, as from September 30, 2015, these contra-entries are recorded in income in accordance with CMN Resolution No. 3,617/08.

(f) The composition of Other Adjustments is made mainly by the difference in the eligibility of hedging cash flow under IFRS and by the reversal of BRGAAP’s Goodwill Amortization.

8 For further information see the Complete Financial Statements for the January to December 2016 period.

	2016
Recurring Net Income	BRGAAP	IFRS	Variation
Net income - attributable to controlling stockholders	21,639	23,263	1,624
Exclusion of non-recurring events net of tax effects	583	251	(332)
Increase of social contribution tax rate	-	-	-
Complementary allowance for loan losses [1]	-	-	-
Provision for contingencies – Tax and social security	231	231	-
Change in the accounting treatment of financial lease	-	-	-
Social security fund	(130)	(130)	-
Goodwill amortization	441	-	(441)
Rate increase - Porto Seguro S.A.	-	-	-
Impairment	181	181	-
Program for settlement or installment payment of taxes	(14)	(14)	-
Other	(127)	(18)	109
Recurring net income - attributable to controlling stockholders	22,222	23,514	1,292

(1) Recognition of an additional allowance to the minimum required by Resolution No. 2,682/99 of the National Monetary Council.

Other factors impacting operational performance (not mentioned in other items of this section).

The marketing area is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according with the Itaú Unibanco’s policy, which establishes the rules, procedures and responsibilities of the bank’s internal areas in connection with the related sponsorships.

As disclosed in our financial statements under BRGAAP (Note 13 – Breakdown of accounts), expenses on advertising, promotions and publications totaled R$973 million on December 31, 2016, R$1,039 million on December 31, 2015 and R$950 million on December 31, 2014, respectively.

ITEM 11 - PROJECTIONS

11.1. The projections should identify:

Information provided in this item on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s current expectations in relation to the future of the Bank. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. For this reason, these expectations are subject to change.

This item contains information which is, or could be, construed as prospective information that is based largely onour current expectations and projections with respect to the future occurrences and financial tendencies that impact our activities.

In view of these risks and uncertainties, the information, circumstances, the prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this prospective information.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

a) the subject matter of the projection

a.1) Accumulated Variation in the period of 12 months:

•	Total Loan Portfolio which includes endorsements, sureties and private securities
•	Financial Margin with Clients (ex-impairment)
•	Service Fees and Result from Insurance Operations
•	Non-Interest Expenses

a.2) Accumulated Value in the period of 12 months:

•	Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses and impairment

b) projected period and the period for which the projection is valid

•	Projected Period: fiscal year 2017
•	Validity of the projections: the current year or until Management announces to the contrary.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s managementand those which are beyond its control

c.1) Assumptions within the control of Management for fiscal year 2017

The expectations announced to the market are based are the assumption of alignment with the budgetary projections of the bank for 2017. The budgets for results and the credit operations balance and equity account balances are evaluated to ensure this alignment. The announced intervals are defined in accordance with the expectations of the bank’s management. It is worth pointing out that periodical analyzes are undertaken to verify the adherence between the announced expectations and possible revisions or internal projections of result which eventually may be realized during the year in the light of changes in macroeconomic perspectives and the competitive or regulatory environment. Based on this, it is possible to evaluate the need for eventual changes in public expectations. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2017

This information is subject to risks, uncertainties and suppositions that include among other risks:

• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

• General economic and political conditions abroad and in particular in the countries where we operate;

• Government regulations and tax laws and respective amendments in the countries we operate;

• Disruptions and volatility in the global financial markets;

• Increases in compulsory deposits and reserve requirements in the countries we operate;

• Regulation and liquidation of our business on a consolidated basis;

• Failure or hacking of our security and operational infrastructure or systems;

• Strengthening of the competition and industry consolidation in the countries we operate;

• Changes in our loan portfolio and changes in the value of our securities and derivatives;

• Losses associated with counterparty exposure;

• Our exposure to the Brazilian public debt;

• Incorrect pricing methodologies for insurance, pension plan and capitalization products and inadequate reserves;

•The effectiveness of our risk management policy;

• Damages to our reputation;

• Difficulties during the integration of acquired or merged businesses; and

• Other risk factors listed in the section 4 of this Reference Form.

a) the amounts of the indicators that are the subject matter of the projection

Projections for fiscal year 2017 (*)

	Consolidated [1]	Brazil [1,2]

Total Credit Portfolio [3]	From 0.0% to 4.0%	From -2.0% to 2.0%

Financial Margin with Clients (ex-Impairment)	From -4.0% to -0.5%	From -5.0% to -1.5%

Result from Loan Losses and Impairment [4]	Between R$ 14.5 bn and R$ 17.0 bn	Between R$ 12.5 bn and R$ 15.0 bn

Commissions and Fees and Result from Insurance Operations [5]	From 0.5% to 4.5%	From 0.0% to 4.0%

Non-Interest Expenses	From 1.5% to 4.5%	From 3.0% to 6.0%

(*)Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16.

1	Considers USD 3.50 at Dec-17;
2	Includes units abroad ex-Latin America;
3	Includes endorsements, sureties and private securities;
4	Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment;
5	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Itaú Unibanco reiterates the forecast previously disclosed for 2017 fiscal year.

Due to changes in the Credit Card regulation introduced by Resolution No. 4,549 and to changes in the macroeconomic expectations for the year (upon preparation and disclosure of 2017 forecast, the company took into account a macroeconomic scenario forecasting an average Selic rate of 11.0% for 2017, however Itaú Unibanco’s macroeconomic projections currently indicate an average Selic rate of 10.2% for 2017), the company informs that management currently expects that by the end of 2017 the annual variation in the financial margin with clients (ex-impairment) to be closer to the lower end of the range provided by the forecast disclosed for the Consolidated and Brazil operations.

Additionally, due to the outperformance of Banking Service Fees and Result from Insurance Operations¹, the company informs that management currently expects that by the end of 2017 the year-over-year variation to be at the higher end of the range provided by the forecast disclosed for the Consolidated and Brazil operations.

Note (1): Commission and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

11.2. Should the issuer have disclosed for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

Not applicable.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2016 (*)

	Consolidated		Brazil [1]
	Previous	Revised	Previous	Revised
Total credit Portfolio [2]	From -10.5% to -5.5%	-11.0%	From -11.0 to -6.0%	-9.8%

Financial Margin with Clients	From -2.5% to 0.5%	-2.5%	From -1.0% to 2.0%	-0.2%

Result from Loan Losses [3]	Between R$ 23.0 bn and R$26.0 bn	R$ 22.4 bn	Between R$21.0 bn and R$24.0 bn	R$ 20.2 bn

Commissions and Feeds and Result from Insurance Operations [4]	From 4.0% to 7.0%	4.9%	From 4.5% to 7.5%	5.9%

Non-Interest Expenses	From 2.0% to 5.0%	4.9%	From 2.5% to 5.5%	4.9%

(*) Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca’s consolidation in 2015 and in the 1Q16.

(1) Includes units abroad ex-Latin America;

(2) Includes endorsements, sureties and private securities;

(3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses;

(4) Commissions and Fees (+) Income from Insurance, Pension Pan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Pan and Premium Bonds Selling Expenses.

Reasons for divergence from projections:

Total Loan Portfolio: The below-expected growth in loan portfolio on a consolidated basis was primarily due to the fact that loan origination levels expected for Latin America portfolio were lower than estimated.

Result from Loan Losses: The levels lower than those expected for the Result of Loan Losses are mainly driven by levels of provisions lower than those expected for the portfolio in Brazil, in view of the better scenario unfolded in the second half of 2016 compared to the expectation when the Projection was disclosed.

Projections for fiscal year 2015 (*)

	Projections	Realized
Total Credit Portfolio[1]	Growth of 3.0% to 7.0%.	Growth of 4.6% ex- FX Variation of - 2.9%
Managerial Financial Margin[2]	Growth of 14.5% to 17.5%.	Growth of 20.7
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 15 billion and R$ 18 billion	R$ 18.1 billion
Service Fees and Result from Insurance Operations	Growth of 9.5% to 11.5%.	Growth of 9.9%
Non-Interest Expenses	Growth of 7.0% to 10.0%	Growth of 8.8%

*Expectations do not include the effect of CorpBanca´s transaction¹. Includes endorsements, sureties and private securities2.Considers Financial Margin with Clients and Financial Margin with the Market. 3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

Managerial Financial Margin: growth above forecast in the financial margin with the Market due basically to treasury operations. Incorporates the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

Expenses for Allowance for Loan Losses Net of Recovery of Loans Written off as Losses: during the course of 2015 provisioning for groups in the large company segment was increased.

Projections for fiscal year 2014 (*)

	Projections	Realized
Total Credit Portfolio	Growth of 10.0% to 13.0%[1]	9.8% ex-FX Variation of 8.0%
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 13 billion and R$ 15 billion	R$ 13 billion
Service Fees and Result from Insurance Operations[2]	Growth of 12% to 14%	13.8%
Non-Interest Expenses	Growth of 10.5% to 12.5% (between 5.5% and 7.5%, if measured ex-Credicard)	10.1% ex-Credicard 7.0%
Efficiency Ratio	Improvement of 0.5 to 1.75 p.p.	Improvement of 1.90 p.p.

*Expectations do not include the effect of CorpBanca´s transaction.1 On October 13, 2014, we reported that growth in the credit portfolio would be below the threshold of the expected interval (10% - 13%) by approximately 8%.² Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

▪	Total Credit Portfolio : The country’s economic growth was lower than we had projected.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and when applicable, explain why they were abandoned or replaced

Not applicable.

ITEM 12 - STOCKHOLDERS’ MEETINGS AND MANAGEMENT

12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) the functions of each body and committee, informing if they have their own internal regulation

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	establish the business general guidelines;

•	elect for and remove from office the Issuer’s officers and establish their duties;

•	appoint officers to the Executive Boards of the subsidiaries it specifies;

•	supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;

•	call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;

•	opine on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Annual General Stockholders’ Meeting;

•	resolve upon estimates of results and budgets for investments and respective action plans;

•	appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws;

•	resolve upon the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semiannual balance sheet;

•	resolve upon the payment of interest on capital;

•	resolve upon the purchase of its own shares on a non-permanent basis;

•	resolve upon the purchase and entry of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, subject to CVM Instruction No. 567 of September 17, 2015, as amended;

•	resolve upon the establishment of committees to address specific matters within the scope of the Board of Directors;

•	elect and remove the members of the Audit Committee and Compensation Committee;

•	approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;

•	approve direct or indirect investments and divestments in ownership interests at amounts higher than 15% of the book value of Itaú Unibanco Holding recorded in the most recent audited balance sheet; and

•	resolve upon capital increases and issue of credit instruments and other instruments convertible into shares, within the limit of our authorized capital.

The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Annual General Stockholders’ Meeting that elects the Board, the latter will choose, among its peers, its Chairman or two Co-Chairmen, and it may also have up to three Vice-Chairmen. No individual who is 70 (seventy) years of age on the date of his/her election may be elected to the position of Board member.

The structure, composition and powers of the Board of Directors are included in the bylaws and its operating rules are established in its own internal regulation, disclosed on the investor relations website.

a.2 Executive Board

The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors.

The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to thirty members, including the positions of Chief Executive Officer, Executive Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines established by the Board of Directors for filling these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their substitutes take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions.

Two officers, one of whom will necessarily be the Chief Executive Officer, Director General, Executive Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for Itaú Unibanco Holding, including offering guarantees for third parties' obligations, and (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve upon the establishment, closing and move of facilities; and (iv) appoint attorneys.

Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. The Board of Directors may also provide for or establish exceptions in addition to those previously provided for.

a.3 Committees related to the Board of Directors

Each one of the Committees related to the Board of Directors has its own internal regulation contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the investor relations website.

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing the discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, members, Committees and Chief Executive Officer, and discussions on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter.

a.3.3 Personnel Committee

The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining the guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs.

a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending improvements to the Board of Directors.

a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations about these matters to the approval of the board: Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and to the complexity of the operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting and improving our risk culture.

a.3.6 Audit Committee

The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of the work performed by our internal auditors, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the single one for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All the members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation.

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing the transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out transparently and on arm’s length terms. The Related Parties Committee is fully composed of independent members.

a.4. Fiscal Council

The Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, examine our financial statements as of the fiscal year and issue an opinion on these financial statements, among other duties provided for by Brazilian legislation. It comprises from three to five members and at least the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally compulsory, we have a Fiscal Council established and operating on a continuous basis since 2000.

The Fiscal Council has its own internal regulation, including tis structure, composition, duties and operation rules, which are disclosed on the investor relations website.

a.5. Internal Audit

The Internal Audit area’s purpose is to evaluate the activities carried out by the Conglomerate, through audit techniques, thus enabling the Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. This area is in place since the incorporation of the bank, then known as the Inspection area, which was later segregated into Internal Audit and Inspection areas.

The Internal Audit area adopts a proprietary methodology, approved by the Audit Committee, to carry out its activities. This methodology is internally disclosed to auditors and its adoption is mandatory to all Internal Audit units of the Conglomerate. Furthermore, it is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA).

b) the date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 04/19/2017 (the Fiscal Council has been established annually, without interruption, since 04/24/2000);

•	Audit Committee: 04/28/2004;

•	Strategy Committee: 06/24/2009;

•	Capital and Risk Management Committee 06/24/2009;

•	Nomination and Corporate Governance Committee: 06/24/2009;

•	Personnel Committee: 06/24/2009;

•	Compensation Committee: 02/17/2011; and

•	Related Parties Committee 03/28/2013.

c) mechanisms for assessing the performance of each body or committee and its members, identifying the method used

Annual evaluation of the Board of Directors and Committees

The performance of the Board of Directors, its members and its Chairman (or Co-chairmen), as well as of the Committees related thereto, is assessed on an annual basis for the purpose of ensuring that the performance of our management members, in compliance with the best practices of corporate governance.

The reelection of the members of the Board of Directors and Committees considers their good performance in the period and attendance to meetings during the previous term of office, as well as their experience and level of independence.

Evaluation process

The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman (or Co-Chairmen) of the Board by its members and evaluation of the Committees by its members.

The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman (or Co-Chairmen) and each one of the Committees, in order to reach a high level of specialization during the evaluation.

The evaluation process is carried out by an independent person, responsible for distributing specific questionnaires for the Board of Directors and each one of the Committees, as well as for interviewing each member of the Board of Directors individually. The person is also responsible for analyzing the answers and compared them to the result of the previous years, to identify and address possible gaps related to the Board of Directors and the Committees that may be revealed in the process.

Methodological support and independent evaluation

The Nomination and Corporate Governance Committee offers methodological and procedural support to the evaluation process, as mentioned in item 2.3.2. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.

In addition to the support provided by the Nomination and Corporate Governance Committee, an independent person is responsible for conducting the assessment process, as mentioned in the “Evaluation process item”.

Evaluation of the Executive Board

Our officers undergo a thorough and comprehensive evaluation, in which the following performance indicators are considered: financial, processes, client satisfaction, people management, and cross goals with other areas.

d) with respect to the members of the executive board, their individual duties and powers

The Chief Executive Officer is responsible for calling and chairing the meetings of the Executive Board, overseeing its activities, structuring the services of the company and setting internal and operational rules.

General Managers, Executive Vice Presidents, Executive Officers and Officers are responsible for activities assigned to them by the Board of Directors.

The composition of our Executive Board, as well as the individual duties of each officer, is as follows.

Chief Executive Officer

Candido Botelho Bracher is our Chief Executive Officer and he is responsible for overseeing the activities of the Executive Board.

General Managers

Eduardo Mazzilli de Vassimon is responsible for structuring the services and establishing internal and operational rules related to the departments of wholesale and relationship with medium-sized and large companies, including banking services, investment banking, asset and wealth management services, and institutional treasury. Before the Central Bank of Brazil, he is responsible for the rural credit area (CMN Resolution No. 3,556/08), matters related to the Brazilian Payment System (Sistema de Pagamentos Brasileiro – “SPB”) (BACEN Circular No. 3,281/05), investment portfolio (CMN Resolution No. 2,212/95), repurchase agreements (CMN Resolution No. 3,339/06), loan and securities exchange operations (CMN Resolution No. 3,197/04), swap operations (CMN Resolution No. 3,505/07), and registration of credit assignment operations (CMN Resolution No. 3,998/11). Additionally, he is responsible for operations with securities in regulated markets (Instruction No. 505/11 of the Brazilian Securities Commission - CVM).

Márcio de Andrade Schettini is responsible for structuring services and establishing internal and operational rules related to the Commercial Bank, to relationship and offer of products and services to the client base, including individuals and companies, comprised in all retail segmentation levels, and to the insurance and capitalization departments. Before the Central Bank of Brazil, he is responsible for the client registration file of the National Financial System - SFN (BACEN Circular No. 3,347/07), for the commercial portfolio, lease portfolio, mortgage portfolio, and loan, financing and investment portfolios (CMN Resolution No. 2,212/95), deposit accounts (CMN Resolutions No. 2,025/93 and 2,078/04), operations related to the foreign exchange market (CMN Resolution No. 3,568/08), and registration of guarantees on vehicles and real estate properties (CMN Resolution No. 4,088/12).

Vice-Presidents

André Sapoznik is responsible for coordinating and organizing the technical and operational infrastructure that is necessary for the Company’s business.

Caio Ibrahim David is responsible for the control and risk management department, the finance segment and controller’s department.

Claudia Politanski is responsible for the legal, ombudsman’s, personnel, corporate communication, and institutional and government relations departments.

Executive Officers

Alexsandro Broedel Lopes works in the finance department. Before the Central Bank of Brazil, he is responsible for supplying information related to loan transactions to the Credit Information System (BACEN Circular No. 3,567/11), updating data in the UNICAD (BACEN Circular No. 3,165/02) and for the accounting department (CMN Resolution No. 3,198/04).

Fernando Barçante Tostes Malta is responsible for the Internal Controls, Operational Risks and Compliance Executive Board.

Leila Cristiane Barboza Braga de Melo is responsible for the Legal Department, which comprises Litigation, Retail Legal Matters, Wholesale Legal Matters, and Institutional and International Legal Matters, as well as the Ombudsman’s Office; she is also the responsible officer before the Central Bank for the RDR System - System of Registration of Complaints and Requests (BACEN Circular No. 3.729/14).

Paulo Sérgio Miron is responsible for the internal audit division.

Officers

Adriano Cabral Volpini is responsible for preventing and combating money laundering (Law No. 9,613/98 and regulations).

Álvaro Felipe Rizzi Rodrigues, José Virgilio Vita Neto, and Sergio Mychkis Goldstein are responsible for activities in the legal department.

Atilio Luiz Magila Albiero Júnior is the representative of the finance department

Eduardo Hiroyuki Miyaki is responsible for the control of the operational risk (CMN Resolution No. 3,380/06) and internal control and procedures related to trading of securities in regulated markets (CVM Instruction No. 505/11).

Emerson Macedo Bortoloto is responsible for the internal audit activities.

Gilberto Frussa is responsible for the activities of the Corporate Compliance Executive Board, acting as CCO (Chief Compliance Officer). Before the Central Bank, he is responsible for providing information (BACEN Circular No. 3,504/10), environmental and social responsibility (CMN Resolution No. 4,327/14), adjustment of products, services and operations to the client’s profile (CVM Instruction No. 539/13), and institutional policy of relationships with clients and users of financial products and services (CMN Resolution No. 4,539/16).

Marcelo Kopel is our Investor Relations Officer (CVM Resolution No. 480/2009) and he is mainly responsible for the communications with the market and the increase of the transparency of the financial and strategic information.

Matias Granata is responsible for credit risk management (CMN Resolution No. 3,721/09).

Rodrigo Luís Rosa Couto is responsible, before the Central Bank of Brazil, for determining the RWA, Referential Equity and Core Capital amounts (CMN Resolution No. 4,193/13), managing capital risk (CMN Resolution No. 3,988/11), and calculating regulatory limits and minimum standards (BACEN Circular No. 3,398/08).

Tatiana Grecco is responsible for liquidity risk management (CMN Resolution No. 4,090/12) and market risk (CMN Resolution No. 3,464/07) - (it will remain with Matias until investiture).

12.2. Describe the rules, policies and practices related to stockholders’ meetings, indicating:

a) call notice terms

According to Article 124, item II of the Brazilian Corporate Law, the term for the first call for the stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting and, for the second call, eight days.

The Annual and Extraordinary General Stockholders` Meeting of April 19, 2017 was called with over 30 days in advance.

b) duties

It is incumbent upon the Annual General Stockholders’ Meeting to:

•	resolve upon the financial statements and the distribution and investment of profits;

•	resolve upon the management report and the accounts of the Executive Board;

•	establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board;

•	appoint, elect and remove members of the Board of Directors;

•	approve changes to the capital, provided that the authority of the Board of Directors to change the capital up to the limit of the authorized capital is observed, regardless of a statutory reform.

•	resolve upon mergers, takeovers and spin-offs or any other forms of corporate restructuring;

•	resolve upon retained earnings or the allocation to reserves; and

•	resolve upon stock option plans of shares issued by the Issuer or its subsidiaries.

c) addresses (street or electronic) where the documents related to the stockholders’ meeting will be available to stockholders for analysis

The documents to be analyzed at the stockholders’ meetings are available to Stockholders on the Issuer’s investor relations website (www.itau.com.br/investor-relations), as well as on the website of the Brazilian Securities Commission (CVM) (http://www.cvm.gov.br) or on the website of BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of these documents via the e-mail address investor.relations@itau-unibanco.com.br.

d) Identification and management of conflicts of interest

According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote in meetings that are intended to resolve upon appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for the damages caused, and (iii) being required to transfer to the Issuer any advantages obtained.

e) Request for proxies by management for the exercise of voting rights

The availability of proxies was enabled by us according to Attachment 23 to CVM Instruction No. 481/09 for the sole purpose of offering an additional mechanism to facilitate the attendance of stockholders at the meetings. The proxy request was fully funded by the Issuer.

f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and if the issuer accepts proxies granted by stockholders via electronic means

The stockholders can be represented in annual general stockholders’ meetings by a proxy under the terms of Article 126 of Brazilian Law no. 6,404/76, provided that the proxy is bearing an identity document and the following documents that evidence the validity of their proxy. The Issuer requests for any documents issued abroad to be consularized, attached an apostille and to have a respective sworn translation. The Legal Entity Stockholder does not need to be a Stockholder, a member of the Compay’s management or a lawyer.

a)	Legal entities in Brazil: notarized copy of the articles of association/ corporate bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b)	Individuals in Brazil: power of attorney with signature notarized by a notary public.

In order to facilitate the work of the Stockholders’ Meetings the Company suggests that Stockholders represented by proxy holders submit, up to two (2) days in advance, a copy of the documents listed above by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or for email to drinvest@itau-unibanco.com.br (in this case they must take a physical copy of the document to the Meeting).

g)	Formalities required for acceptance of a distance voting ballot, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization.

Any Stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below:

(i)	a physical copy of Attachment IV duly completed, initialized and signed (the consularized or sworn translation of documents in foreign languages is not required); and

(ii)	ID document – for Legal Entities: notarized copy of the articles of association/ corporate bylaws, proof of election of management, and notarized copy of the ID documentation of these representatives, and for Individuals: notarized copy of the ID document bearing the Stockholders’ picture. The Issuer requests for any documents issued abroad to be consularized, attached an apostille and to have a respective sworn translation.

If they so prefer, Stockholders may forward the digitalized copies of the documentation referred to in (i) and (ii) above by email to drinvest@itau-unibanco.com.br, and, accordingly, they will have to also forward the original copy of the voting form and the notarized copy of other required documents up to seven (7) days before the Meeting to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

After the documentation referred to in (i) and (ii) above is received, the Company will inform the Stockholder it has received and accepted such documentation, pursuant to CVM Instruction 481/09. This information will be forwarded to the Stockholder at the electronic address stated in the voting form.

After the voting term elapses, Stockholders will no longer be able to change the voting instructions sent. The last voting instruction submitted by the Stockholder will be the one included in the Issuer’s voting map.

h) Whether the company makes available an electronic system to receive distance voting ballots or distance participation

Stockholders may forward the digitalized copies of the remote voting form and other documentation to drinvest@itau-unibanco.com.br, and, accordingly, they will have to also forward the original copy of the voting form and the notarized copy of other required documents up to seven (7) days before the Meeting to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

i) Instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and fiscal council in the distance voting ballot.

Stockholders representing the minimum percentages set forth in Attachments 21-L-I and 21-L-II of CVM Instruction No. 481/09 may request the inclusion in the remote voting form, respectively, of (i) applicants to the Board of Directors and the Fiscal Council or (ii) resolution proposals for the Issuer’s Annual General Stockholders’ Meetings.

In accordance with the terms set forth in Article 21-L of CVM Instruction No. 481/09, any proposals should be forwarded to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or for email to drinvest@itau-unibanco.com.br.

Stockholders willing to appoint applicants to compose the Board of Directors or the Fiscal Council must submit the proofs required to evidence the minimum eligibility requirements applicable to the position, as set forth in Brazilian Corporate Law, Regulation Attachment II to CMN Resolution No. 4,122/12 and CVM Instruction No. 367/02.

The Issuer will provide feedback to stockholders in up to three (3) business days after receiving the inclusion request, in accordance with Article 21-N of CVM Instruction No. 481/09.

j) Whether the company will make available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the meetings’ agendas

The issuer has no forum designed for receiving and sharing stockholders’ comments on the meetings’ agendas. However, it makes a channel available on the investor relations website (www.itau.com.br/investor-relations) so that stockholders can send suggestions, criticisms or doubts directly to the Board of Directors through the link “Contact IR” on the Investor Relations website: https://www.itau.com.br/investor-relations/itau-unibanco/contact-ir. In the field “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors for Stockholders’ Meeting”.

The Annual and Extraordinary Stockholders’ Meeting Manual, published on March 17, 2017, is available on our Investor Relations website at the specific link www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_AGE _2017_Eng.pdf.

k) Other information required to distance voting and exercise of the distant voting right

All information required for stockholders to exercise their remote voting right is included in the Meeting Manual, corroborating the Issuer’s commitment to promote the best corporate governance practices, and encouraging all stockholders to exercise their voting right and transparency in the market.

12.3. Describe the rules, policies and practices related to stockholders’ meetings, indicating:

a) number of meetings held in the last fiscal year, specifying the number of annual and extraordinary general stockholders' meetings

The Board of Directors meets ordinarily eight times annually and, extraordinarily, whenever corporate interests so demand. In 2016, the Board of Directors met 12 times.

b) If applicable, the provisions in the stockholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board

The Stockholders’ Agreement provides that the members appointed as established therein will always vote jointly on certain matters: http://www.itau.com.br/_arquivosestaticos/RI/pdf/IUPARingles.pdf

c) The rules for identifying and managing conflicts of interest

According to the Internal Rules of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with the Issuer’s. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other members of the Board of: (a) the main activities they carry out outside the Issuer; (b) participation in the boards of other companies; and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. This information must be provided on an annual basis and whenever a new event that requires the updating of this information occurs. The members of the Board can only participate in up to four Boards of Directors of companies that are not owned by a single economic conglomerate. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If the member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be carried out under market conditions; (b) if it is not a usual transaction or service provision, reports must be issued by reputable companies confirming that the transaction was carried out under market conditions; and (c) the transaction must be reported to and conducted by the Related Parties Committee, the Superintendence of Ethics and Ombudsman or the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed.

12.4. If applicable, please describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration

Not applicable.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Claudia Politanski	08/31/1970	A Board of Officers’ member only	04/27/2017	Annual	9
132.874.158-32	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Vice-President

Alexsandro Broedel Lopes	10/05/1974	A Board of Officers’ member only	04/27/2017	Annual	4
031.212.717-09	Accountant	19 - Other officers		No	0.00%
Member of the Disclosure and Trading		Executive Officer
Committee
Tatiana Grecco	08/31/1973	A Board of Officers’ member only	04/27/2017	Annual	0
167.629.258-63	Technologist	19 - Other officers		No	0.00%
Not applicable.	in construction	Officer

Rodrigo Luís Rosa Couto	08/08/1975	A Board of Officers’ member only	04/27/2017	Annual	6
882.947.650-15	Administrator	19 - Other officers		No	0.00%
Not applicable.		Officer

Matias Granata	06/17/1974	A Board of Officers’ member only	04/27/2017	Annual	3
228.724.568-56	Economist	19 - Other officers		No	0.00%
Not applicable.		Officer

Adriano Cabral Volpini	12/06/1972	A Board of Officers’ member only	04/27/2017	Annual	3
162.572.558-21	Administrator	19 - Other officers		No	0.00%
Not applicable.		Officer
Álvaro Felipe Rizzi Rodrigues	03/28/1977	A Board of Officers’ member only	04/27/2017	Annual	3
166.644.028-07	Lawyer	19 - Other officers		No	0.00%
Member of the Disclosure and Trading		Officer
Committee
José Virgilio Vita Neto	09/13/1978	A Board of Officers’ member only	04/27/2017	Annual	3
223.403.628-30	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Paulo Sergio Miron	07/26/1966	A Board of Officers’ member only	04/27/2017	Annual	2
076.444.278-30	Accountant	19 - Other officers		No	0.00%
	and Economist	Executive Officer
Not applicable.
Leila Cristiane Barboza Braga de Melo	10/04/1971	A Board of Officers’ member only	04/27/2017	Annual	3
153.451.838-05	Lawyer	19 - Other officers		No	0.00%
Member of the Disclosure and Trading		Executive Officer
Committee
Márcio de Andrade Schettini	05/22/1964	A Board of Officers’ member only	04/27/2017	Annual	2
662.031.207-15	Engineer	19 - Other officers		No	0.00%
Not applicable.		General Director

Marco Ambrogio Crespi Bonomi	05/06/1956	A Board of Officers’ member only	04/19/2017	Annual	0
700.536.698-00	Economist	29 - Other officers		Yes	0.00%
Member of the Appointments and Corporate		Director-General
Governance Committee		Member of the Board of Directors
Member of the Personnel Committee		(non-executive director)
Emerson Macedo Bortoloto	07/25/1977	A Board of Officers’ member only	04/27/2017	Annual	6
186.130.758-60	Information	19 - Other officers		No	0.00%
Not applicable.	Technologist	Officer

Wagner Bettini Sanches	04/12/1971	A Board of Officers’ member only	04/28/2016	Annual	2
114.032.758-58	Engineer	19 - Other officers		No	0.00%
Not applicable.		Officer	06/09/2016

Eduardo Hiroyuki Miyaki	06/11/1972	A Board of Officers’ member only	04/27/2017	Annual	6
159.822.728-92	Engineer	19 - Other officers		No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Marcelo Kopel	11/05/1964	A Board of Officers’ member only	04/27/2017	Annual	3
059.369.658-13	Business	19 - Other officers		No	0.00%
	administrator

Chairman of the Disclosure and Trading		Officer
Committee

Investor Relations Officer
Fernando Barçante Tostes Malta	04/14/1968	A Board of Officers’ member only	04/27/2017	Annual	1
992.648.037-34	Systems Analyst	19 - Other officers		No	0.00%
Not applicable.		Executive Officer
André Sapoznik	02/24/1972	A Board of Officers’ member only	04/27/2017	Annual	1
165.085.128-62	Engineer	19 - Other officers		No	0.00%
Not applicable.		Director Vice-President

Caio Ibrahim David	01/20/1968	A Board of Officers’ member only	04/27/2017	Annual	1
101.398.578-85	Engineer	19 - Other officers		No	0.00%
Member of the Disclosure and Trading		Director Vice-President
Committee
Atilio Luiz Magila Albiero Junior	12/24/1977	A Board of Officers’ member only	04/27/2017	Annual	1
213.021.358-80	Engineer	19 - Other officers		No	0.00%
Not applicable.		Officer

Gilberto Frussa	10/20/1966	A Board of Officers’ member only	04/27/2017	Annual	1
127.235.568-32	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Sergio Mychkis Goldstein	11/12/1977	A Board of Officers’ member only	04/27/2017	Annual	1
282.310.718-57	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Officer

Eduardo Mazzilli de Vassimon	10/07/1958	A Board of Officers’ member only	04/27/2017	Annual	5
033.540.748-09	Administrator	19 - Other officers		No	0.00%
Not applicable.		General Director

Fábio Colletti Barbosa	10/03/1954	A Board of Directors’ member only	04/19/2017	Annual	2
771.733.258-20	Administrator	29 - Other Board members		Yes	100%
Member of the Personnel Committee		Member of the Board of Directors (independent director)
Member of the Appointments and Corporate
Governance Committee
Member of the Strategy Committee
Chairman of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	12/19/1952	A Board of Directors’ member only	04/19/2017	Annual	9
101.942.071-53	Economist	29 - Other Board members		Yes	100.00%
Chairman of the Audit Committee		Member of the Board of Directors (independent director)
Member of Compensation Committee
Member of the Related Parties Committee
José Galló	09/11/1951	A Board of Directors’ member only	04/19/2017	Annual	1
032.767.670-15	Administrator	29 - Other Board members		Yes	90.91%
Member of Personnel Committee		Member of the Board of Directors (independent director)

Pedro Luiz Bodin de Moraes	07/13/1956	A Board of Directors’ member only	04/19/2017	Annual	9
548.346.867-87	Economist	29 - Other Board members		Yes	72.73%
Member of the Compensation Committee		Member of the Board of Directors (independent director)
Member of the Capital and Risk Management Committee
Member of the Related Parties Committee

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Pedro Moreira Salles	10/20/1959	A Board of Directors’ member only	04/19/2017	Annual	9
551.222.567-72	Banker	29 - Other Board members		Yes	100.00%
Member of the Strategy Committee		Chairman of the Board of Directors (non-executive director)
Chairman of the Appointments and Corporate Governance
Committee
Chairman of the Personnel Committee
Chairman of the Compensation Committee

Ricardo Villela Marino	01/28/1974	A Board of Directors’ member only	04/19/2017	Annual	9
252.398.288-90	Engineer	29 - Other Board members		Yes	100%
Member of the Strategy Committee		Member of the Board of Directors (executive director)

Alfredo Egydio Setubal	09/01/1958	A Board of Directors’ member only	04/19/2017	Annual	9
014.414.218-07	Administrator	29 - Other Board members		Yes	100%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)

Member of the Appointments and Corporate Governance Committee

Member of the Disclosure and Trading Committee

Candido Botelho Bracher		A Board of Directors’ member only	04/27/2017	Annual	9
039.690.188-38	12/05/1958	19 - Other Board Officers		No	0.00%
Not applicable.	Administrator	Director-General

Roberto Egydio Setubal	10/13/1954	A Board of Directors’ member only	04/19/2017	Annual	9
007.738.228-52	Engineer	29 - Other Board members		Yes	100%
Chairman of the Capital and Risk		Cochairman of the Board of Directors (non executive director)
Management Committee
Member of the Strategy Committee
Chairman of the Compensation Committee

Amos Genish	10/26/1960	A Board of Directors’ member only	04/19/2017	Annual	0
009.194.169-50	Economist	29 - Other Board members		Yes	0.00%
Member of the Compensation Committee		Member of the Board of Directors (executive
		director)
Geraldo José Carbone	08/02/1956	A Board of Directors’ member only	04/19/2017	Annual	0
952.589.818-00	Economist	29 - Other Board members		Yes	0.00%
Member of the Capital and Risk Management Committee.		Member of the Board of Directors (non-executive director)
Member of the Appointments and Corporate
Governance Committee.
João Moreira Salles	04/11/1981	A Board of Directors’ member only	04/19/2017	Annual	0
295.520.008-58	Economist	29 - Other Board members		Yes	0.00%
Member of the Strategy Committee.		Member of the Board of Directors (executive
		director)
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/19/2017	Annual	1
031.077.288-53	Economist	40 – Chairman of Fiscal Council (Effective)		Yes	100.00%
Not applicable.		Nominated by the Controlling Stockholder

Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/19/2017	Annual	0
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the		Yes	0.00%
Not applicable.		Controlling Stockholder

Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/19/2017	Annual	1
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by the		No	0.00%
Not applicable.		Preferred Stockholders

Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/19/2017	Annual	2
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by the		No	100.00%
Not applicable.		Preferred Stockholders

João Costa	08/10/1950	Fiscal Council	04/19/2017	Annual	8
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by
		the Controlling Stockholder		Yes	0.00%
Not applicable.

José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/19/2017	Annual	6
372.202.688-15	Lawyer	43 - Fiscal Council (Effective) Nominated by the		Yes	100.00%
Not applicable.		Controlling Stockholder

Professional experience / Statement of any conviction / Independence criteria

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programsMain activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business

Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Reinaldo Guerreiro – 503.946.658-72

Itaú Unibanco Holding S.A.: Elected alternate member of the Fiscal Council in April 2017, and this process is under analysis by the Central Bank of Brazil. Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; member of the Strategy Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

IBGC - Instituto Brasileiro de Governança Corporativa: Member of the Board of Directors since 2009.

Main activity of the company: Associations for the defense of social rights.

FUSP - Fundação de Apoio a Universidade de São Paulo (Foundation for the Support to Universidade de São Paulo): Member of the Fiscal Council (from 2004 to 2016). Main activity of the company: Higher education – graduate and extensions courses.

Cia. de Saneamento Básico do Estado de São Paulo - SABESP: Member of the Board of Directors since 2007; independent member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution.

Fipecafi - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute for Accounting, Actuarial and Financial Research Foundation): Permanent member of the Board of Trustees and Research Officer.

Main activity of the company: Higher education – undergraduate and graduate courses.

(FEA-USP) School of Economics, Business Administration and Accounting from Universidade de São Paulo: Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014).

Main activity of the company: Higher education – undergraduate and graduate courses.

Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting from Universidade de São Paulo (FEAUSP) (1977); Master’s degree in Accounting from FEA-USP (1985); PhD in Comptrollership from FEA-USP (1990); Post-Doctoral degree in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles – 295.520.008-58

Itaú Unibanco Holding S.A.: Elected member of the Board of Directors in April 2017, and this process is under analysis by the Central Bank of Brazil. Member of the Strategy Committee since May, 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the Advisory

Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 and 2017. Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brasil: Chief Economist (from 2003 to 2005).

Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone – 952.589.818-00

Itaú Unibanco Holding S.A.: Elected member of the Board of Directors in April 2017, and this process is under analysis by the Central Bank of Brazil; Member of the Board of Directors from August 2006 to April 2008; Member of the Capital and Risk Management Committee and Appointments and Corporate Governance Committee since May, 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011.

Main activity of the company: Life insurance

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011.

Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Elected member of the Board of Directors in April 2017 (independent director), and this process is under analysis by the Central Bank of Brazil Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

He held management positions in the Sindicato Nacional das Empersas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Tatiana Grecco – 167.629.258-63

Itaú Unibanco Holding S.A.: Elected Officer in April 2017, and this process is under analysis by the Central Bank of Brazil.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Superintendent of Investment Funds since June 2014, in the Itaú Asset Management area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the Private, Corporate and Institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendence of Technical Reserves and Senior Portfolios Manager from October 2001 to December 2008, in the Itaú Asset Management area – Superintendence of Technical Reserves, responsible for the technical reserve management desk of insurance, capitalization companies and public and private pension plan entities of the Itaú Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Construction Technology from UNESP - Universidade Estadual Paulista Julio de Mesquita Filho in 1995; Post-graduation degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School – SP in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas - SP in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; Senior Manager for Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; he previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014.

Main activity of the company: Lease operations.

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units).

Main activities of the company: Multiple-service bank, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in January 2001, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing, retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to 2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. He also attended the Owner / President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Elected member of the Board of Directors in April 2017, and this process is under analysis by the Central Bank of Brazil; and Director-General from July 2015 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Ernest & Young Auditores Independentes: from May 2001 to June 2003.

Main activity of the company: Consulting services.

Banco Bandeirantes: from 1992 to 2001, responsible for IT audit and operational process.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça in December 2000. Postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from FIPECAFI in 2008.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from August 2010 to August 2011, responsible for the internal audit activities since May 2010. He was as Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco S.A. (1996 to 2003). He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units (2003 to 2004). He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units (2005 to 2010). Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stern School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002.

Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acted as Finance Officer concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer and Manager of the Operations area from 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2016.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008.

Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/ initiatives. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação D. Cabral, and extension course in Banking Management from the Swiss Finance Institute.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Managing Vice-President since December 2016 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since December 2011; Officer from April 2009 to December 2011. He joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Educational Background: Bachelor’s degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015.

Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer from June 2006 to February 2016.

Main activity of the company: Multiple-service bank, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2017.

Main activity of the company: lease operations.

Itaú Unibanco S.A.: Officer since April 2014.

From 1989 to 1993, Mr. Frussa acted as a lawyer and legal manager. Since 1993 he has acted as a Legal Manager and Legal Coordinator.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Partner of Carvalho Pinto, Monteiro de Barros, Frussa e Bohlsen – Advogados law firm.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since December 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015; General Legal Manager under the Director-General of Wholesale from December 2000 to November 2015, responsible for the Wholesale Legal Department, acting in the following legal business lines/areas: (i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations; (ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments; (iii) Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities; (iv) Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded; (v) Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court; (vi) Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans; (vii) High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Vice-President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since December 2016, he was the Foreign Exchange General Manager from 1980 to 1990, and in March 2013 he became Managing Vice -President from March 2013 to December 2016.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors from May 2013 to December 2016.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013 to April 2017.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015. Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); elected President of the Audit Committee in Abril 2017, and this process is under analysis by the Central Bank of Brazil; President of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008; member of the Related Parties Committee since April 2013; and member of the Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016.

Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009, and President of this Committee from April 2016 to May 2017; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic Background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Elected Co-chairman of the Board of Directors in April 2017, and this process is under analysis by the Central Bank of Brazil; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee from February 2011 to May 2017; Member of the Strategy Committee since 2009, acting as President from August 2009 to 2016; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice-chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Member of the Board of Directors from November 2008, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

FEBRABAN: Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Elected Chief Executive Officer in April 2017, this process is under analysis by the Central Bank of Brazil; Director-General from July 2015 to April 2017; Vice-President from August 2005 to June 2015; member of the Board of Directors from February 2009 to April 2017 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee from June 2008 to April 2017, and member of the Strategy Committee from April 2015 to Abril 2017. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003)

Main activity of the company: Multiple service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Elected Co-chairman of the Board of Directors in April 2017, and this process is under analysis by the Central Bank of Brazil; Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and of the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Member of Economic and Social Development Council of the Presidency of the Republic (CDES), since November 2016.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from

Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, being Chairman since August 2016; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007. Main activity of the company: Multiple -service bank.

Telemar Participações S.A.: Member of the Board of Directors from May 2001 to January 2003. Main activity of the company: Telecommunications.

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003. Main activity of the company: Insurance.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000. Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988. Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016.

Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor's degree in Business Administration from UERJ in 1980; Bachelor's degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016. Main activity of the company: Holding company.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Consulting on business management, except specific technical consultancy.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio. Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer
Antonio Francisco de Lima Neto	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	100.00%
231.877.943-00			06/13/1965		2
Not applicable.

Diego Fresco Gutierrez	Audit Committee	Committee member(effective)	Accountant	04/27/2017	Annual	100.00%
214.970.328-90			01/24/1970		4
Not applicable.

Geraldo Travaglia Filho	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
573.620.338-34			05/26/1951		5
Not applicable.

Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/27/2017	Annual	0.00%
101.942.071-53					0
Member of the Board of Directors			12/19/1952
Member of the Related Parties
Committee
Member of Compensation
Committee

Maria Helena dos Santos Fernandes	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	91.89%
de Santana
036.221.618-50			06/23/1959		3
Not applicable.

Rogério Paulo Calderón Peres	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
035.248.608-26			02/02/1962		1
Not applicable.

Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
101.942.071-53			12/19/1952	05/25/2017	1
Member of the Board of Directors
Chairman of Audit Committee

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer
Member of the Related Parties Committee
Israel Vainboim	Compensation Committee	Committee member(effective)	Engineer	05/25/2017	Annual	100.00%
090.997.197-87			06/01/1944	05/25/2017	2
Not applicable.

Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
548.346.867-87			07/13/1956	05/25/2017	7
Member of the Capital and Risk Management Committee
Member of the Board of Directors

Member of the Related Parties Committee
Pedro Moreira Salles	Compensation Committee	Committee member(effective)	Banker	05/25/2017	Annual	100.00%
551.222.567-72			10/20/1959	05/25/2017	7
Member of the Strategy Committee

Chairman of the Appointments and Corporate Governance
Committee
Co-chairman of the Board of Directors

Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer

Roberto Egydio Setubal	Compensation Committee	Chairman of the Committee	Engineer	05/25/2017	Annual	0.00%
007.738.228-52			10/13/1954		0
				05/25/2017
Co-chairman of the Board of Directors
Chairman of Capital and Risk Management Committee
Member of the Strategy Committee

Alexsandro Broedel Lopes	Other committees	Committee member(effective)	Accountant	05/25/2017	Annual	25.00%
031.212.717-09	Disclosure and Trading		10/05/1974	05/25/2017	4
	Committee
Executive Officer
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	100.00%
014.414.218-07	Appointments and Corporate		09/01/1958	05/25/2017	8
	Governance Committee
Member of the Disclosure and Trading Committee
Member of the Personnel Committee
Member of the Board of Directors

Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	75.00%

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer
014.414.218-07			09/01/1958	05/25/2017	9

	Disclosure and Trading
	Committee
Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee
Member of the Personnel Committee
Alfredo Egydio Setubal	Other committees	Committee member	Administrator	05/25/2017	Annual	100.00%
014.414.218-07	Personnel Committee	(effective)	09/01/1958	05/25/2017	2
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors

Álvaro Felipe Rizzi Rodrigues	Other Committees	Member of the Committee	Lawyer	05/25/2017	Annual	100.00%
166.644.028-07	Disclosure and	(Effective)	03/28/1977	05/25/2017	3
Officer	Trading Committee

Amos Genish	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
009.194.169-50	Personnel Committee	(Effective)	10/26/1960	05/25/2017	0
Member of the Board of Directors

Caio Ibrahim David	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
101.398.578-85	Disclosure and	(Effective)	01/10/1968	05/25/2017	7
Director Vice-President	Trading Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer

Carlos Henrique Donegá Aidar	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
076.630.558-96	Disclosure and	(Effective)	10/19/1965	05/25/2017	3
Not Applicable	Trading Committee

Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Appointments and Corporate Governance Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Appointments and	(Effective)	10/03/1954	05/25/2017	2
	Corporate Governance Committee
Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Strategy Committee	(Effective)	10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors

12.7/8 - Composition of committees

Fábio Colletti Barbosa	Other Committees	Chairman of the Committee	Administrator	05/25/2017	Annual	0.00%
771.733.258-20	Related Parties Committee		10/03/1954	05/25/2017	0
Member of the Strategy Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors
Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee	Mathematician	05/25/2017	Annual	100.00%
030.086.348-93	Disclosure and	(Effective)	08/29/1965	05/25/2017	8
Not Applicable	Trading Committee
Geraldo José Carbone	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
952.589.818-00	Capital and Risk	(Effective)	08/02/1956	05/25/2017	0
Member of the Board of Directors	Management Committee
Member of the Appointments and Corporate Governance Committee
Geraldo José Carbone	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
952.589.818-00	Appointments and Corporate	(Effective)	08/02/1956	05/25/2017	0
Member of the Board of Directors	Governance Committee
Member of the Capital and Risk
Management Committee
João Moreira Salles	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
295.520.008-58	Strategy Committee	(Effective)	04/11/1981	05/25/2017	0
Member of the Board of Directors
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
	Related Parties Committee	(Effective)
101.942.071-53			12/19/1952	05/25/2017	4
Member of the Board of Directors
Member of the Compensation Committee
Chairman of the Audit Committee

12.7/8 - Composition of committees

Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the Committee (Effective)	Lawyer	05/25/2017	Annual	50.00%
153.451.838-05	Disclosure and Trading Committee		10/04/1971	05/25/2017	5
Executive Officer

José Galló	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	66.67%
032.767.670-15		(Effective)	09/11/1951	05/25/2017	1
Member of Board of Directors	Personnel Committee
Marcelo Kopel	Other Committees	Chairman of the Committee	Administrator	05/25/2017	Annual	100.00%
059.369.658-13	Disclosure and		11/05/1964	05/25/2017	3
Officer	Trading Committee
Investor Relations Officer

Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
700.536.698-00	Appointments and Corporate	(Effective)	05/06/1956	05/25/2017	0
	Governance Committee
Member of the Board of Directors
Member of the Personnel Committee

Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
700.536.698-00	Personnel Committee	(Effective)	05/06/1956	05/25/2017	0
Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
		(Effective)
548.346.867-87	Capital and Risk		07/13/1956	05/25/2017	8
	Management Committee
Member of the Compensation Committee
Member of the Board of Directors
Member of the Related Parties Committee

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
	Related Parties Committee	(Effective)
548.346.867-87			07/13/1956	05/25/2017	4
Member of the Compensation Committee
Chairman of the Capital and Risk Management Committee
Member of the Board of Directors

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance Committee
Co-Chairman of the Board of Directors
Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
	Appointments and Corporate		10/20/1959	05/25/2017	8
	Governance Committee
551.222.567-72
Member of the Compensation Committee
Chairman of the Personnel Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee

Ricardo Villela Marino	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
	Strategy Committee	(Effective)
252.398.288-90			01/28/1974	05/25/2017	7
Member of the Board of Directors

Roberto Egydio Setubal	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
		(Effective)
007.738.228-52	Strategy Committee		10/13/1954	05/25/2017	8
Chairman of the Capital and Risk Management Committee
Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer
Co-Chairman of the Board of Directors

Roberto Egydio Setubal	Other Committees	Chairman of the Committee	Engineer	05/25/2017	Annual	100.00%
007.738.228-52	Capital and Risk		10/13/1954	05/25/2017	8
Member of the Strategy Committee	Management Committee
Chairman of the Personnel Committee
Co-Chairman of the Board of Directors

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered both in Brazil and in the United States, since June 2013.

PricewaterhouseCoopers – São Paulo/SP: Partner Capital Markets Accounting Advisory Services from 2000 to June 2013. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: Assurance Senior Manager from 1998 to 2000. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour at PwC technical office in the United States from 1997 to 1998. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: from trainee to Senior Manager from 1990 to 1997. Main activity of the company: Accounting and tax consulting and audit.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 and graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017 (pending approval of the Brazilian Central Bank); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee from July 2008 to May 2017 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014. Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013. Main activity of the company: Retail business.

CPFL Energia S.A.: member of the Board of Directors between 2013 and 2015. Main activity of the company: Generation of renewable energy.

Totvs S.A.: Chairman of the Audit Committee from 2016 to 2017; member of the Board of Directors and Coordinator of the Audit Committee from 2013 to 2017. Main activity of the company: Communication and Technology.

IFRS Foundation: member of the Board of Trustees since January 2014. Main activity: Non-profit foundation.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007. Main activity of the company: General public administration.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006, where she initially worked in the Special Projects area ; between 2000 and 2006 she was the Executive Superintendent of Relations with Companies.

Instituto Brasileiro de Governança CorporativaI - IBGC : (Brazilian Institute of Corporate Governance: Vice-Chairman from 2004 to 2006 and Member of the Board of Directors since 2001. Main activity of the company: Social rights protection association.

International Association of Securities Commission - IOSCO – Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as Member since 2000.

Bolsas y Mercados Espanoles – BME: Member of the Board of Directors since 2016.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres – 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions.

Educational Background: Bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (State of Sao Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getúlio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: no records.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009. Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009, being the Chairman from April 2016 to May 2017; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic Background: Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Elected Co-chairman of the Board of Directors in April 2017. Pending approval of Brazilian Central Bank. Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and Personnel Committee since August 2009 and Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and President since August 2009; Executive Vice-President from November 2008 to August 2009. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008. Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008 . Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

FEBRABAN: Chairman of the Board of Directors from March 2017.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate . Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Officer from 2010 to 2012. Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014.

FEA-USP: Full professor.

EAESP-FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001);

Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the

Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Managing Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units), and Legal Matters – Retail (responsible for legal matters related to products and services of the retail banking and insurance segments).

Main activity of the company: Multiple bank with commercial portfolio.

Tozzini Freire Lawyers: He acted in the areas of corporate law and contract law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic Background:

Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Director Vice-President since January 2017; Executive Officer from June 2010 to April 2015; member of Disclosure and Trading Committee since July 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from August 2010 to July 2013; responsible for the Finance Area. He joined the group in 1987 as a trainee, working in the controllership, and market and liquidity risk control areas

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013. Main activity of the Company:Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2008. In December 1986, he joined the staff of this financial institution, and over his career, his main assignments were: preparation of the consolidated budget of distribution channels and products; estimates of the main financial variables, such as volumes of loans, spreads, fees and costs; studies of economic feasibility related to new business; management of the controllership’s main support system by validating data, accounting consistency, financial calculation modeling and production of monthly databases to determine results; monitoring of treasury results, development of result analyses, asset and liquidity management instruments. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Economic Sciences from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Post graduation in Finance from Universidade de São Paulo in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel, Appointments and Corporate Governance, and Strategy committees since April 2015. Chairman of the Related Parts since May 2017.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: CEO from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone - 952.589.818-00

Itaú Unibanco Holding S.A.: Elected Member of the Board of Directors in April 2017, and this process is under analysis by the Central Bank of Brazil; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee, and of the Appointments and Corporate Governance Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011. Main activity of the company: Life insurance.

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Education background: Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles - 295.520.008-58

Itaú Unibanco Holding S.A.: Elected Member of the Board of Directors in April 2017, and this process is under analysis by the Central Bank of Brazil; Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015. Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013 he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the

Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of investee Parnaíba Gás Natural from 2014 and 2017. Main activity of the company: Consulting on business management

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).

Education background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

José Galló – 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and CEO since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010. Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING no Brasil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002. Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acting as Finance Officer, concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Elected member of the Board of Directors in April 2017, and this process is under analysis by the Central Bank of Brazil; and Director-General from July 2015 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Elected Co-chairman of the Board of Directors in April 2017, and this process is under analysis by the Central Bank of Brazil. Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and Committees, we classify as politically exposed persons only Maria Helena dos Santos Fernandes de Santana.

Maria Helena dos Santos Fernandes de Santana held the position of President of the Brazilian Securities and Exchange Commission (CVM) between July 20, 2007 and July 14, 2012.

12.9 - The existence of marital relationship, stable union or kinship extended to relatives up to second degree related to Issuer’s management members, parent companies and subsidiaries

We present this information in item 12.13.

12.10 – Subordination, services provision or control relationships between management members and subsidiaries, parent companies and others

We present this information in item 12.13.

12.11. Describe the provision in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damages caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions

The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying the management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative proceeding our arbitration proceedings, or due to disregarding of legal identity related to the activities of the issuer or its subsidiaries, as result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from insurance are claims arising from wilful misconduct, or gross negligence equivalent to wilful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premiums paid in January 2017 and maturing in November 2017 amounted to seven million, four hundred seventy-three thousand, one hundred sixty-four reais, seventy-nine cents (R$7,473,164,79, including financial operations tax (IOF).

12.12. Inform whether the issuer follows any code of good corporate governance practices, indicating, if so, the code adopted and the corporate governance differentiated practices adopted due to it.

On August 15, 2011, the Issuer voluntarily adhered to the Abrasca Code of Self-Regulation and Good Practices for Listed Companies (“Abrasca Code”) and practices the rules and principles established in the Code, except for the rules described in the items below (in accordance with item 1.4 of the Abrasca Code):

a) regarding item 2.3.1, which establishes that the Board of Directors should be composed of at least five and at most 11 members, the Issuer clarifies that, in this case, a Board of Directors composed of 12 members is totally justifiable due to the variety, complexity and volume of its financial activities carried out in Brazil and abroad; and

b) regarding item 2.3.5, which establishes that it is advisable that members do not take part in more than five boards of directors, the Issuer clarifies that, in accordance with the Issuer’s Internal Regulations of the Board of Directors, members may only take part in at most four (4) boards of directors of companies that do not belong to the same economic conglomerate. However, this limit may be exceeded by approval of the Nomination and Corporate Governance Committee.

The Issuer is currently analyzing and implementing practices in connection with the Brazilian Code of Corporate Governance, which should be incorporated into the CVM regulation, in accordance with Public Hearing Notice SDM No. 10/16.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEMS 12.5/6 AND 12.7/8

A - TOTAL MEETINGS HELD BY BODY:

Body	Number
Board of Directors	11
Fiscal Council	3
Audit Committee	191
Disclosure and Trading Committee	4
Strategy Committee	2
Capital and Risk Management Committee	7
Nomination and Corporate Governance Committee	2
Related Parties Committee	2
Personnel Committee	3
Compensation Committee	4

B - CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than 1 year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; (d) other Committees had not been recomposed yet and the number of terms of office remains unchanged; 2) For members Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008, (b) inclusion of current terms of office.

C – MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, and Audit Committee, the meetings held since the investiture date of the members until February 6, 2017 were considered, that is, the numbers included in the table above; (b) other Committees had not been recomposed yet and the number of terms of office remains unchanged; c) there is no calculation of the meeting attendance percentage for the members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of the members of the Disclosure and Trading Committee, the meetings held in the period from April 19, 2016 to January 24, 2017 were considered.

D – INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee are considered independent, in compliance with the applicable regulation and pursuant to the conditions set forth in the Audit Committee Regulation, and they cannot be, or have been, in the last twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) head technician, officer, manager, supervisor or any other member holding a management position in the team involved in the external audit work of Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a parent company of Itaú Unibanco or its affiliates ; or (vi) an individual holding a direct or indirect ownership interest exceeding ten per cent of voting capital of Itaú Unibanco or its affiliates.

E – ADDITIONAL INFORMATION

1.	We inform that the investiture date of the elected members is pending ratification by the Central Bank of Brazil.

2.	At the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017, the following members were elected for the Board of Directors: Messrs. ALFREDO EGYDIO SETUBAL, AMOS GENISH, FÁBIO COLLETTI BARBOSA, GERALDO JOSÉ CARBONE, GUSTAVO JORGE LABOISSIÈRE LOYOLA, JOÃO MOREIRA SALLES, JOSÉ GALLÓ, MARCO AMBROGIO CRESPI BONOMI, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO, and ROBERTO EGYDIO SETUBAL, for the annual term of office that will be in force until the elected members take office at the Annual General Stockholders’ Meeting of 2018. These Directors will take office as soon as these elections are ratified by the Central Bank of Brazil. Other information on the Board members elected is available in items 12.5/12.6.

Current Directors, as listed below, elected at the Annual and Extraordinary General Stockholders’ Meeting of April 27, 2016, will hold office until the members elected at the Annual and Extraordinary General Stockholders’ Meeting of April 19, 2017 take office.

Composition of the Board of Directors elected at the Annual and Extraordinary Stockholders’ Meeting of April 27, 2016:

Chairman:

PEDRO MOREIRA SALLES

Vice-Chairmen:

ALFREDO EGYDIO ARRUDA VILLELA FILHO

ROBERTO EGYDIO SETUBAL

Members:

ALFREDO EGYDIO SETUBAL

CANDIDO BOTELHO BRACHER

DEMOSTHENES MADUREIRA DE PINHO NETO

FÁBIO COLLETTI BARBOSA

GUSTAVO JORGE LABOISSIÈRE LOYOLA

JOSÉ GALLÓ

NILDEMAR SECCHES

PEDRO LUIZ BODIN DE MORAES

RICARDO VILLELA MARINO

3.	We present below the hierarchy flowchart of said Bodies:

12.13 – – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree

a) Issuer’s management members;

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) Issuer’s management members or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

a) Issuer’s management members: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

• The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors) together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

• The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Ricardo Villela Marino (member of the Board of Directors) together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.

12.13 – OTHER RELEVANT INFORMATION - ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on subordination, services provision or control relationships maintained for the last three years, between the Issuer’s management members:

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital;

b) Issuer’s direct or indirect parent group;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a)	Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b)	Issuer’s direct or indirect parent group:

Management members Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

12.13. OTHER RELEVANT INFORMATION OF ITEM 12.13

a) Regarding the meetings held in the three (3) past years, we inform:

Year	Type of Meeting	Date/Time	Quorum
2016	Annual and Extraordinary	04.27.2016 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
2016	Annual	09.14.2016 – 3:00 p.m.	more than 90% of common shares
2015	Annual	04.29.2015 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
2015	Extraordinary	04.29.2015 – 3:05 p.m.	more than 90% of common shares and more than 4% of preferred shares
2015	Extraordinary	04.29.2015 – 3:10 p.m.	more than 90% of common shares and more than 4% of preferred shares
2014	Extraordinary	04.23.2014 – 3:00 p.m.	more than 90% of common shares and more than 5% of preferred shares
2014	Extraordinary	04.23.2014 – 3:05 p.m.	more than 90% of common shares and more than 5% of preferred shares
2014	Annual	04.23.2014 – 3:10 p.m.	more than 90% of common shares and more than 20% of preferred shares
2014	Extraordinary	04.23.2014 – 3:15 p.m.	more than 90% of common shares and more than 5% of preferred shares

b) Training in 2016

Executive Board:

Training	Audience	Frequency	Total trained	Adherence	Proposal for 2017
Risk Culture	Up to Members of the Board of Directors	Specific dates	82	95%	Continues in 2017
Executive Seminars	Superintendents and Officers	Annual	61	62%	Continues in 2017
Executive Education for Officers Program	Officers	Annual	13	13%	Continues in 2017
Management Dialogues Workshop	Officers	Specific dates	88	89%	Completed in 2016

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

The Audit Committee does not have a pre-established training program, contracting training when a specific need is identified for the body or its members. Additionally, the Committee makes benchmark, for the topics under its responsibility and that it considers significant, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, a training on regulatory, financial and tax environment abroad was conducted, as well as another one on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with financial entities and consulting companies in the United States of America. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

As part of the self-evaluation of the Audit Committee’s performance, in 2016 we identified the convenience of periodically identify those topics that will be subject to training in a two-year period. Accordingly, at the meeting held in September 2016, the Audit Committee identified specific themes for training or benchmark purposes.

In 2016, the Committee provided all its members with specific training on regulatory themes - Volcker Rule Legislation and new regulations of the CVM for financial statements of investment funds.

Over 2017 and up to the date of this Reference Form, training sessions were provided to all members of the Audit Committee on the IFRS 9 – Financial Instruments, and on international standards related to Money-Laundering Prevention and Financing of Terrorism.

In 2015 and 2016, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets and corporate governance themes.

c) Relationship among the Audit Committee, the Executive Board, and the Chairman of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is permanently revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015 and 2016, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk, regarding the monitoring of outcomes of the works carried out by the areas, as well as to monitor operations of Itaú CorpBanca in Chile and its branches.

Also in 2015 and 2016, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market Risk, Legal Ombudsman's Office and with the Ombudsman, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (United States of America and Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Chairman of the Board of Itaú Unibanco Holding S.A., in which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously submitted.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed is linked to the Board of Directors of Itaú Unibanco Holding S.A. At least on a semiannual basis, the President of the Audit Committee submits to the Board of Directors the outcome of the work performed in the six-month period by the Audit Committee, as well as its recommendations, including on the financial statements, evaluation of the external auditor, internal auditor and the internal controls, compliance and operating risk area.

As from 2015, the Audit Committee reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors.

In 2016, the president of the Audit Committee submitted matters in four meetings (2015 – five meetings) of the Board of Directors. Additionally, since October 2016 the Audit Committee prepares on a monthly basis a summary of the most relevant topics discussed in the monthly meetings, which is provided electronically to the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the Audit Committee’s findings about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year are submitted there to.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the financial statements of the Issuer are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

d) In 2016, as part of Itaú Unibanco’s Integrity and Ethics Program, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2017
Ethics e-learning course	Up to executive officers	Every three years	14.1% (launched in December 2016)	Continues in 2017
Prevention of corruption e-learning course	Up to executive officers	Every three years	83.5%	Continues in 2017
Prevention of corruption in-person training course	Up to superintendents of the areas more sensitive to corruption risk	Every three years	88%	Continues in 2017 (with a new training cycle)
Ethics workshop	Managers and coordinators	Specific dates	93%	Continues in 2017 for new managers and coordinators
Executive seminars	Superintendents and officers	Every three years	80%	New cycle in 2017
Adherence to the Code of Ethics (#) (#) preceded by a quiz to evaluate the knowledge about the Code of Ethics	Up to Board of Directors	Annual	98%	Unified term that comprises codes and conducts and corporate integrity policies

e) In 2016, the Internal Ombudsman’s Office received 1,141 reports related to interpersonal conflicts and conflicts of interest in the work environment involving the organization’s employees.

In order to guide and discipline any employees who shows conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting Documentation for the Meetings of the Board of Directors:

The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

ITEM 13 REMUNERATION OF DIRECTORS

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice:

Compensation Policy

The objective of the Issuer’s compensation policy is to attract, compensate, retain and motivate management members in the running of business, on a sustainable manner, subject to proper risk limits and always in line with stockholders’ interests.

The Issuer’s compensation policy is established by taking into account: market practices, the Issuer’s strategy and the effective risk management over time, so as not to encourage behaviors that might increase the risk exposure above levels considered prudent.

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation, corresponding to the sum of fees approved at the Annual Stockholders’ Meeting assigned to variable compensation and the statutory profit sharing, is consistent with the risk management policies of Itaú Unibanco Conglomerate, under which at least fifty percent (50%) of variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years. The deferred unpaid portion may be reduced or subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the applicable business area during the deferral period.

Management members are granted a benefit plan covering a health care plan, dental health care, private pension plan and life insurance. The benefit plan may vary in accordance with the administrator.

For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Partners Program

The Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares. Any Partners Shares not yet received will also be subject to reduction proportional to a possible reduction in the realized recurring net income of the Issuer or of the applicable business area.

As a result of the impacts related to Article 33 of Law No. 12,973/14, and the change in the recognition of the amounts granted to management members under the prior Partners Program (linked to the Stock Option Plan) for the 2009 to 2014 fiscal years, we clarify that the amounts related to the Partners Program for fiscal year 2014 and subsequent fiscal years will be reported as part of the variable compensation.

We clarify that the amounts granted to management members under the Partners Program for the 2009 to 2014 fiscal years have been recorded in the Issuer’s financial statements since their granting, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Governance structure of compensation

The governance structure of compensation requires both clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and adopt the best governance practices introduced in Brazil and overseas, as well as to ensure balance of the Issuer’s risk management practices, in compliance with the Resolution on Compensation, the Issuer has a statutory Compensation Committee, reporting to the Board of Directors, the main duties of which are: (a) to prepare a compensation policy by proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; (b) to discuss, analyze and supervise the implementation and operation of current compensation models for the Itaú Unibanco Conglomerate by discussing general principles of the compensation policy for employees and providing recommendations to the Board of Directors on any adjustments or improvements; (c) to propose to the Board of Directors the aggregate compensation amount to management members to be submitted to the Annual Stockholders’ Meeting; and (d) to prepare, on an annual basis, the "Compensation Committee Report”.

In addition to the Compensation Committee, we have a Nomination and Corporate Governance Committee, also reporting to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics related to the Board of Directors and the Board of Officers. Accordingly, the Nomination and Governance Committee is responsible for (i) recommending processes for assessing the

Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) providing methodological and procedural support to these assessments.

Finally, we have the Personnel Committee, which also reports to the Board of Directors and is responsible for defining the main guidelines for personnel policies, including the rules related to the appointment and removal of beneficiaries of the Partners Program and the approval of the appointed beneficiaries of said program.

Additional Information

In 2017, the proposal is for the Extraordinary Stockholders’ Meeting to approve the formalization and approval of the Stock Grant Plan (“Stock Grant Plan”), in order to consolidate general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries, as set forth by CVM Instructions No. 567/15. Among the programs mentioned in the Stock Grant Plan, to be managed by the Compensation Program and which have as their target audiences the management members of the Company, we emphasize the Variable Compensation in Shares (item 5.1.1. of the document), the Fixed Compensation in Shares (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 13.

The Issuer also offers a Stock Option Plan (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, providing for the alignment of the management members’ interests to those of the stockholders, as they share the same risks and gains due to the appreciation of their shares. For further details on the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7, 13.8, and 13.9. The Personnel Committee is responsible for making institutional decisions, and supervising the implementation and operation of the Stock Option Plan.

b) Compensation composition, indicating:

i - Description of the compensation elements and the objectives of each of them

Board of Directors

The annual compensation of the members of the Board of Directors is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);
(ii)	annual fixed compensation (stock-based compensation approved at the Annual Stockholders’ Meeting); and
(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

Maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

In the event that a member of the Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers as described below and stated in the columns related to the Board of Officers in the tables of this item 13.

Additionally, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. This variable compensation will be subject to the guidelines of the Resolution on Compensation and be limited to the extent determined by the Annual Stockholders' Equity and Article 152 of the Brazilian Corporate Law.

Board of Officers

The annual compensation of the Officers is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);
(ii)	annual variable compensation (fees approved at the Annual Stockholders’ Meeting and statutory profit sharing); and
(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

Maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

Regarding particularly those officers involved in the internal controls and risk areas, their compensation is calculated to attract qualified and experienced professionals and is determined irrespectively of the performance of each business area, so as not to give rise to any conflicts of interest. However, even though not impacted by the results from the business areas, they are still subject to any impacts arising from the Issuer’s results.

Fiscal Council

The compensation of the members of the Fiscal Council is established at the Annual Stockholders’ Meeting. Pursuant to Article 162, paragraph 3, of the Brazilian Corporate Law, this compensation may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing). Within the limits established by legislation, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee is determined by the Board of Directors, subject to market parameters, and is composed of:

(i)	monthly fixed compensation.

For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Committees

Management members who are also part of other statutory or non-statutory committees of the Issuer, or its subsidiaries or affiliates, are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

Any non-management member of the Compensation Committee is compensated based on market parameters.

ii – in relation to the three last fiscal years, the proportion of each element in the total compensation

b) ii	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2016	25%	43%	31%	1%
	2015	21%	40%	37%	2%
	2014	24%	40%	34%	2%
Board of Officers	2016	9%	0%	90%	1%
	2015	7%	0%	92%	1%
	2014	7%	0%	92%	1%
Fiscal Council	2016	100%	0%	0%	0%
	2015	100%	0%	0%	0%
	2014	100%	0%	0%	0%
Audit Committee	2016	100%	0%	0%	0%
	2015	99%	0%	0%	0%
	2014	99%	0%	0%	0%

The aforementioned proportions include any charges supported by the Issuer in connection with the amounts paid, so that this information is in line with item 13.2.

iii - Calculation and adjustment methodology for each of the compensation elements

Fixed compensation (recorded as “Salary or management fees” in sub item 13.2)

For officers, the monthly fixed compensation is established in accordance with the position held and is based on internal equality, since all management members holding the same position earn the same monthly fixed compensation amount, also providing mobility of management members in the Issuer’s businesses. Fixed compensation amounts are defined aiming at maintaining competition in the market.

For members of the Board of Directors, the monthly fixed compensation is consistent with market practices and periodically reviewed to attract qualified professionals.

The annual fixed compensation to the members of the Board of Directors is paid in the Issuer’s preferred shares and takes into account the history, résumé, market conditions and other factors that may be agreed between the management member and the Issuer.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to price fixing.

Upon the effective delivery of shares to the members of the Board of Directors, they are also paid amounts corresponding to dividends and interest on capital calculated from the grant date up to the delivery of shares to management members, restated by the profitability rate of the Interbank Deposit Certificate (CDI). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to the members of the Board of Directors as compensation.

Annual variable compensation (recorded as “Profit sharing” and “Stock-based compensation” in sub item 13.2)

The annual variable compensation takes into account three factors: the management member’s performance, the results of the business area, and/or the Issuer’s results.

Regarding the annual variable compensation, 50% is paid in cash on demand and 50% is paid through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. For the 2016 fiscal year, for example, the shares related to the deferred portions will be delivered to management members in 2018, 2019 and 2020. The deferred portions may be reduced or may not be paid due to the possible reduction in the realized recurring net income of the Issuer or of the applicable business area during the deferral period.

To calculate the value of the shares used to make up the 50% of the deferred variable compensation, we use the average price of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to price fixing.

Upon the effective delivery of shares to management members in years 1, 2, and 3, they are also paid amounts corresponding to dividends and interest on capital calculated from the grant date up to the delivery of shares to the management members, restated by the profitability rate of the Interbank Deposit Certificate (CDI). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

Additionally, the Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment in Own Shares. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area.

Benefit plan (recorded as “Direct or indirect benefits” in sub item 13.2)

The benefit plan comprises a health care plan, dental health care, private pension plan, and life insurance. The benefit plan may vary in accordance with the administrator.

iv - Reasons that justify the composition of compensation

For members of the Board of Officers, the Issuer establishes variable compensation in shares, on a deferred basis, including the Partners Program, which is intended to align the risk management in the short-, medium- and long-terms, in addition to providing benefits to officers in the same proportion as it benefits the Issuer and its stockholders.

When compared to the Board of Officers, the Issuer favors fixed compensation for the members of the Board of Directors. This model is intended not to bind the compensation paid to targets reached.

v – any members who are not compensated by the issuer and the reason why

There are no members who are not compensated.

c) The main performance indicators that are taken into consideration in determining each compensation element:

The annual variable compensation (fees and profit sharing) represents a significant portion of the amounts paid to officers and is directly impacted by performance indicators. The first performance indicator is the Issuer’s income. Subsequently, the performance indicator to be taken into consideration is the performance of the applicable business area. Finally, individual performance is assessed by taking into account financial, process, client satisfaction and people management indicators, in addition to those relating to targets in relation to other Issuer’s areas.

The individual performance of management members is measured based on financial and non-financial metrics, and, on average, the commercial areas have 80% of performance linked to financial targets and the remaining 20% to non-financial targets. Supporting areas have financial targets accounting for 25% of total, against 75% of non-financial targets. The targets of the commercial areas are focused on (i) the managerial operating income (managerial indicator similar to net income), (ii) operating revenues, (iii) costs, and (iv) client satisfaction surveys. For supporting areas, targets are focused on internal client satisfaction surveys and costs.

For the Board of Officers, the monthly fixed compensation and the benefit plan account for the smallest portion of the total amount received by management members and are not affected by performance indicators.

For the Board of Directors, performance indicators are not taken into account for fixed compensation purposes.

d) How the compensation is structured to reflect the evolution of performance indicators:

A significant portion of the total amount paid to management members is in variable compensation, which is directly impacted by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

For the Board of Directors, performance indicators are not taken into account for fixed compensation purposes.

e) How the compensation policy or practice is aligned with the issuer’s short-, medium- and long-term interests

The annual variable compensation takes into account three factors: the management member’s performance; results of the business area; and/or the Issuer’s results, and is paid as follows: 50% is paid in cash on demand and 50% is paid through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Additionally, the Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares.

Therefore, the variable compensation, including the Partners Program, is paid in at least three and at the most five years, and during this period it is subject to a possible reduction due to reduction in realized recurring net income of the Issuer or of the applicable business area. Additionally, it is subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders.

f) The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies.

g) The existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the issuer’s shareholding control:

There is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event.

13.2 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2017 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	10.33	23.67	5.00	39.00
Number of compensated members	10.33	23.67	5.00	39.00
Annual fixed compensation, comprising:	31,846,000	47,287,000	838,000	79,971,000
Salary or management fees	15,327,000	33,097,000	684,000	49,108,000
Direct and indirect benefits	0	28,000	n/a	28,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	16,519,000	14,162,000	154,000	30,835,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	833,000	2,097,000	n/a	2,930,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	22,321,000	215,616,000	n/a	237,937,000
Total compensation	55,000,000	265,000,000	838,000	320,838,000

For the 2017 fiscal year, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate compensation amount of R$320 million payable to management bodies, regardless of the year in which the amounts were effectively attributed or paid. For the Fiscal Council, the proposal is for the Annual Stockholders’ Meeting to approve the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. The approved compensation amounts may be paid in local currency, in Issuer’s shares or in any other manner that management finds convenient. The amounts will be paid in the proportions described in the table above.

Also regarding the 2017 fiscal year, in addition to the amounts established at the Annual Stockholders’ Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are not included in the table above, which only shows the estimated separation of the compensation aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

The amounts related to the granting of stock options are not included in the table above, which only shows the estimated separation of the compensation aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting. For further information on the granting of simple options of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

(1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

(2) For 2017, “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the compensation aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

(3) Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

Total compensation for 2016 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.67	21.33	4.33	34.33
Number of compensated members	8.67	21.33	4.33	34.33
Annual fixed compensation, comprising:	18,351,000	26,038,000	691,000	45,080,000
Salary or management fees	8,260,000	21,240,000	564,000	30,064,000
Direct and indirect benefits	0	19,000	n/a	19,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	10,091,000	4,779,000	127,000	14,997,000
Annual variable compensation, comprising:	888,000	72,705,000	n/a	73,593,000
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	888,000	72,705,000	n/a	73,593,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	438,000	1,570,000	n/a	2,008,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	9,537,000	184,271,000	n/a	193,808,000
Total compensation	29,214,000	284,584,000	691,000	314,489,000

For the 2016 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$290 million payable to management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2016 fiscal year, in addition to the amounts established at the Annual Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2016, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the granting of simple options are not included in the table above, since no simple options were granted for 2016 under the Plan. For further information on the granting of options of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	There are three members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$3,371 thousand, and Board of Officers: R$13,340 thousand. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

Total compensation for 2015 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.50	19.83	6.00	34.33
Number of compensated members	8.50	19.83	6.00	34.33
Annual fixed compensation, comprising:	22,094,000	21,902,000	926,100	44,922,100
Salary or management fees	7,620,000	17,410,000	756,000	25,786,000
Direct and indirect benefits	271,000	575,000	N/A	846,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	14,203,000	3,917,000	170,100	18,290,100
Annual variable compensation, comprising:	1,227,070	85,842,653	N/A	87,069,723
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	1,227,070	85,842,653	N/A	87,069,723
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	0	0	N/A	0
Post-employment benefits	301,000	1,735,000	N/A	2,036,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation including options	12,069,000	178,850,000	N/A	190,919,000
Total compensation	35,691,070	288,329,653	926,100	324,946,823

For the 2015 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$290 million payable to management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2015 fiscal year, in addition to the amounts approved by the Annual Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2015, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the granting of simple options are not included in the table above, since no simple options were granted for 2015 under the Plan. For further information on the granting of options of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	There are three members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$4,199 thousand, and Board of Officers: R$14,540 thousand. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2016.

Total compensation for 2014 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.00	14.92	6.00	28.92
Number of compensated members	8.00	14.92	6.00	28.92
Annual fixed compensation	18,243,659	16,080,655	926,100	35,250,414
Salary or management fees	6,710,000	12,533,333	756,000	19,999,333
Direct and indirect benefits	229,386	727,322	N/A	956,708
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	11,304,273	2,820,000	170,100	14,294,373
Variable compensation	543,302	64,828,485	N/A	65,371,787
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	543,302	64,828,485	N/A	65,371,787
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	-	N/A	-
Post-employment benefits	266,438	839,838	N/A	1,106,275
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation including options	8,876,175	145,955,470	N/A	154,831,645
Total compensation	27,929,574	227,704,447	926,100	256,560,121

For the 2014 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$145 million payable to management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2014 fiscal year, in addition to the amounts established at the Annual Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2014, regardless of the year in which the amounts were effectively attributed or paid.

Finally, in view of the effects related to Article 33 of Law No. 12,973/14, we clarify that the amounts granted to management members under the Partners Program for 2014 are now recognized as compensation. We clarify that such amounts were included in the “Stock-based compensation” line in the table above.

The amounts related to the granting of simple options are not included in the table above, since no simple options were granted for 2014 under the Plan. For further information on the granting of options of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	Beginning in 2014, the portions in shares or stock-based instruments were shown in the “Stock-based compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	There are four members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$3,491 thousand, and Board of Officers: R$15,265 thousand. We inform that the increase in the average compensation amount per member from 2013 to 2014 mainly corresponds to the amounts granted under the Partners Program. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2015.

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2017			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	10.33	23.67	5.00	39.00
c number of compensated members (people)	10.33	23.67	5.00	39.00
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
ii maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
iii amount provided for in the compensation plan, should the targets established be achieved	(2)	(2)	(2)	(2)
iv amount effectivelly recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 13,393,000; d ii 31,250,000; d iii 22,321,000; d iv N/A.

Board of Officers: d i 129,370,000; d ii 301,863,000; d iii 215,616,000; d iv N/A.

Fiscal Council: N/A.

The minimum and maximum amounts described in the previous note were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

2. (2) For 2017, “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the compensation aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

13.3 - 2016			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.67	21.33	4.33	34.33
c number of compensated members (people)	8.67	21.33	4.33	34.33
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	533,000	43,623,000	0	44,156,000
ii maximum amount provided for in the compensation plan	1,244,000	101,787,000	0	103,031,000
iii amount provided for in the compensation plan, should the targets established be achieved	888,000	72,705,000	0	73,593,000
iv amount effectivelly recognized in income or loss	888,000	72,705,000	0	73,593,000

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 5,722,191; d ii 13,351,780; d iii 9,536,986; d iv 9,536,986.

Board of Officers: e i 110,562,247; e ii 257,978,577; e iii 184,270,412; e iv 184,270,412.

Fiscal Council: N/A.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

3.	The variable compensation of the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% to be paid in 2018, 2019 and 2020 in shares (shown in note 1 above). Additionally, it includes the Partners shares to be delivered from 2020 to 2022 (shown in note 1 above).

13.3 - 2015			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.50	19.83	6.00	34.33
c number of compensated members (people)	8.50	19.83	6.00	34.33
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	736,242	51,505,592	n/a	52,241,834
ii maximum amount provided for in the compensation plan	1,717,897	120,179,714	n/a	121,897,612
iii amount provided for in the compensation plan, should the targets established be achieved	1,227,070	85,842,653	n/a	87,069,723
iv amount effectivelly recognized in income or loss	1,227,070	85,842,653	n/a	87,069,723

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 7,241,400; d ii 16,896,600; d iii 12,069,000; d iv 12,069,000.

Board of Officers: e i 107,309,400; e ii 250,388,600; e iii 178,849,000; e iv 178,849,000.

Fiscal Council: N/A.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

3.	The variable compensation of the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% to be paid in 2017, 2018 and 2019 in shares (shown in note 1 above). Additionally, it includes the Partners shares to be delivered from 2019 to 2021 (shown in note 1 above).

13.3 - 2014			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.00	14.92	6.00	28.92
c number of compensated members (people)	8.00	14.92	6.00	28.92
d With respect to bonuses:
i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
Ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation plan	352,485	37,757,547	N/A	38,110,031
Ii maximum amount provided for in the compensation plan	822,464	88,100,943	N/A	88,923,407
iii amount provided for in the compensation plan, should the targets established be achieved	587,474	62,929,245	N/A	63,516,719
iv amount effectivelly recognized in income or loss	543,302	64,828,485	N/A	65,371,787

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows: Board of Directors: c i 5,758,704; c ii 13,436,976; c iii 9,597,840; c iv 8,876,175. Board of Officers: c i 84,197,079; c ii 196,459,851; c iii 140,328,465; c iv 145,955,470. Fiscal Council: N/A.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

3.	The variable compensation of the fiscal year includes: (i) 50% effectively paid (shown in item “d”); and (ii) 50% to be paid in 2016, 2017 and 2018 in shares (shown in note 1 above). Additionally, it includes the Partners shares to be delivered in 2018 and 2020 (shown in note 1 above).

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) General terms and conditions

Clarifications – means to disclose information

For illustrative purposes, we provide information about all stock-based compensation models in this item, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock-Option Plan ("Stock Option Plan”), as described below:

(1) Compensation Policy – stock-based compensation

Annual variable compensation in shares: regarding the total annual variable compensation, 50% is paid in cash on demand and 50% is paid through the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. For the 2016 fiscal year, for example, the shares related to the deferred portion will be delivered to management members in 2018, 2019 and 2020.

Annual fixed compensation in shares: The total annual fixed compensation to the members of the Board of Directors is paid in shares. For the 2016 fiscal year, for example, the shares will be delivered to management members in 2017.

For further details on the compensation policy for management members, see item 13.1.

(2) Partners Program

The Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares.

We also clarify that as a result of the impacts related to Article 33 of Law No. 12,973/14, the amounts granted in connection with the partners’ options under the Stock Option Plan for the 2009 to 2014 fiscal years, not yet paid, will now be recorded as compensation. These amounts have been recorded in the Issuer’s financial statements since their granting, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

Also as a result of the impacts related to Article 33 of Law No. 12,973/14, the Extraordinary Stockholders’ Meeting approved the proposal to exclude the items addressing the partner options granting model in the Stock Option Plan, which will otherwise address the simple option granting only.

For further details on the compensation policy for management members, including the Partners Program as from the 2014 fiscal year, see item 13.1.

(3) Stock Option Plan

The Issuer was one of the first Brazilian companies to grant stock options to its executives (since 1995). The current Stock Option Plan, approved at the Extraordinary Stockholders’ Meeting held on April 29, 2015, covers the Issuer and its controlled companies.

In accordance with the provisions of the Stock Option Plan, the Issuer may grant stock options to management members, employees, and services providers of the Itaú Unibanco Conglomerate companies (“Beneficiaries“), in accordance with Article 168, paragraph 3 of the Brazilian Corporate Law. The rules and operating procedures with respect to the Stock Option Plan are established by a committee, named Personnel Committee, reporting to the Issuer’s Board of Directors.

We clarify that, in addition to the grants provided under the Issuer’s Stock Option Plan, the Issuer also controls rights and obligations in connection with the options granted under the plans assumed by the Issuer at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the stock option plans of Unibanco – União de Bancos Brasileiros S.A. and of Unibanco Holdings S.A. (collectively, “Unibanco”) and of Redecard, respectively.

Given that it is no longer possible to provide grants under the Unibanco and Redecard Plans, all information relating to item 13.4 refers to the provisions of the current Stock-Option Plan only, as submitted to the Extraordinary Stockholders’ Plan held on April 29, 2015.

For illustrative purposes, we will take into account the fiscal year in which the grants were carried out, regardless of the year in which the options were exercised or recognized in the financial statements.

For further information, see the full Stock Option Plan on the website of CVM and of the Issuer (www.itau.com.br/investor-relations). See also Note 16 – Stockholders’ equity to the Consolidated financial statements (BRGAAP) and Note 22 – Stock-Based Payment (IFRS) on the Issuer’s website.

b) Main objectives of the plan

The stock-based compensation models have the primary purpose of aligning the management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by the appreciation of their shares.

c) How the plan contributes to these objectives

Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock.

d) How the plan is inserted in the Issuer’s compensation policy

Stock-based payment models are in compliance with the principles pursued by the Issuer, since they (i) link management members to the Issuer’s projects and results in the long term, (ii) are tools that motivate the individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term.

e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders’. Additionally, they encourage management members to stay with the Issuer, since the general rule dictates that a member leaving the company will lose his/her rights to stock-based payments (see sub item “n“ of item 13.4).

f) Maximum number of shares covered

In order to limit the maximum dilution of shares to which stockholders may be subject: the sum of (i) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all the Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven fiscal years.

g) Maximum number of options to be granted

With the purpose of limiting the maximum dilution of shares that stockholders may be subject to: the sum of (i) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted under the Stock-Option Plan each year may not exceed the limit of 0.5% of total Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven fiscal years.

h) Conditions for acquisition of shares

Stock-based compensation: The acquisition of shares is carried out in the long term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid through the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. For the 2016 fiscal year, for example, the shares related to the deferred portion will be delivered to management members in 2018, 2019 and 2020. The deferred portion may be reduced or not be paid due to the possible reduction in the realized recurring net income of the Issuer or of the applicable business area during the deferral period.

Partners Program: the acquisition of shares is carried out in the long term, and is incumbent on the management member to link a portion or the full annual variable compensation for acquisition of Own Shares. If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares also for three- and five-year terms. For the 2016 fiscal year, for example, the shares will be delivered to management members in 2020 and 2022, and will be available in 2022 and 2025, respectively. Any Partners Shares not yet received will also be subject to reduction proportional to the possible reduction in the realized recurring net income of the Issuer or of the business area.

Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock-Option Plan, provided that the vesting period has elapsed (see sub item “j“ below), upon payment of the strike price (see sub item “i“ below). Additionally, options may be terminated under certain circumstances, such as termination of the relationship (statutory or contractual) between the Beneficiary and Itaú Unibanco Conglomerate companies before the vesting period (see sub item “n” below).

i) Criteria for fixing the purchase or exercise price

Stock-based compensation: The share purchase price is fixed upon granting, and is equivalent to the average price of shares in the 30 days prior to said price fixing.

Partners Program: The purchase price of Own Shares and Partners Shares is fixed upon granting, and is equivalent to the average price of shares in the 30 days prior to said price fixing.

Stock Option Plan: The purchase and strike prices will be fixed by the Personnel Committee upon the option granting and may be determined based on one of the following parameters:

Simple options: The strike price of options will be fixed based on the average price of the Issuer’s preferred shares at the trading sessions of BM&FBOVESPA in the three last months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in its absence, by the index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settlement of operations on the BM&FBOVESPA.

j) Criteria for defining the exercise period

Stock-based compensation: Not applicable, since there is no exercising of options but rather a delivery of shares.

Partners Program: Not applicable, since there is no exercising of options but rather a delivery of shares.

Stock Option Plan: The options may be exercised only after the vesting period elapses and out of the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Personnel Committee upon issue, and it may last from one to seven years as from the granting. In general, the vesting period is five years, as established by the Committee.

k) Settlement method

Stock-based compensation: Settlement occours through the delivery of shares after the deferral periods.

Partners Program: Settlement occours through the delivery of Partners Shares in the deferral periods determined in the Program.

Stock Option Plan: the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee.

l) Restrictions on the transfer of shares

Stock-based compensation: After receiving the shares within one, two or three years, there will be no restrictions to the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, such shares will become unavailable for three and five years as from the investment date.

Partners Program: After receiving the Partners Shares within three and five years as from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date.

For the 2016 fiscal year, for example, the Partners Shares will be delivered to management members in 2020 and 2022, and will become available in 2022 and 2025, respectively.

Stock Option Plan: The availability of the shares subscribed by Beneficiaries through the option exercising may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon granting. Thus the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. In general, this unavailability period is two years after the option is exercised, as defined by the Committee.

m) Criteria and events that, when verified, may cause the suspension, amendment or termination of the plan

Stock-based compensation: Any deferred shares may not be delivered in the event of a possible reduction in the realized recurring net income of the Issuer or of the applicable business area. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors.

Partners Program: Any Partners Shares not yet received may not be delivered in the event of a possible reduction in the realized recurring net income of the Issuer or of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee.

Stock Option Plan: The Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock-Option Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequent approval at the Extraordinary Stockholders’ Meeting.

n) Effects of the management member’s leave from the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan

Stock-based compensation: The general rule for leaving sets forth the termination of the shares granted not yet delivered. The Personnel Committee may subjected to criteria established in the compensation policy, that determine the non-termination of the shares.

Partners Program: The general rule for leaving sets forth the termination of the Partners shares not yet delivered. The Personnel Committee may subject to criteria established in the Internal Regulation, the Personnel Committee may choose not to terminate these shares.

Stock Option Plan: The general rule for leaving sets forth that the managers Beneficiaries of the Itaú Unibanco Conglomerate who resign or are dismissed from the position will have their options automatically terminated. Management members’ stock options will be extinguished on the date they cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will be extinguished when said agreement becomes effective. However, the aforementioned automatic extinguishment will not occur if, for example, the termination occurs simultaneously with the election of said employee to the position of management member of the Itaú Unibanco Conglomerate or if the management member takes up another statutory position in the Itaú Unibanco Conglomerate.

Additionally, subject to criteria established in the Internal Regulation, the Personnel Committee may choose not to terminate these options.

13.5. With respect to the stock-based compensation to the Board of Directors and the Board of Statutory Officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock-Option Plan (“Stock Option Plan”).

For further information on the Compensation Policy and the Partners Program, see to item 13.1. For further information on the Stock-Option Plan, see to item 13.4.

Stock-based compensation - Determined for the 2017 fiscal year
body	Board of Directors		Board of Statutory Officers
number of members	10.33		23.67
Number of compensated members	10.33		23.67
option granting year	2016		2016
weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
potential dilution in the case of exercise of all options	0.004%	0.007%	0.000%	0.032%
granting of stock options:	0	0	0	0
grant date	04/30/2017	03/01/2018	03/01/2018	03/01/2018
number of options granted	289,716	475,620	0	2,120,449

term for the options to become exercisable	100% on 04/30/2017	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year

maximum term to exercise option	n/a	n/a	n/a	n/a

term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th year and 8th year	Without restriction

fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (1) Not applicable for shares.

3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.5 - Stock-based compensation - Year ended December 31, 2016 a body
b Number of members	8.67	Board of Director
c Number of compensated members	8.67
option granting year		2009	2010	2011		2012		2013		2014		2015	2016
d With respect to each stock option grant:
i. grant date		03/03/2009	4/17/2010	4/19/2011	2/24/2012	2/24/2012	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/272015	2/29/2016	4/30/2016	03/01/2017
ii. number of options granted		0	391,819	535,500	62,927	541,073	110,905	171,427	270,357	346,516	309,894	448,578	196,266	203,218
iii. term for the options to become exercisable		01/01/2014	01/01/2015	01/01/2016	50% at the 3rd year 50% at the 5th year	01/01/2017	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	100% at 2017	1/3 each year
iv. maximum term to exercise option		12/31/2016	12/31/2017	12/31/2018	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 2nd year	At the 5th and 8th year	50% at the 2nd year	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	n/a	n/a
vi. weighted average strike price:
(a) outstanding at the beginning of the year[2]		R$ 24.06	R$ 39.09	R$ 38.18	(1)	R$ 28.56	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
(b) lost during the year		-	-	-		-		-		-		-	-	-
(c) exercised during the year		R$ 25.49	-	-		-		-		-		-	-	-
(d) expired during the year		-	-	-		-		-		-		-	-	-
e fair value of options on the grant date		R$ 2.90	R$ 8.35	R$ 7.53	R$ 24.73	R$ 5.34	R$ 23.56	R$ 23.03	R$ 23.03	R$ 28.40	R$ 28.40	R$ 21.96	R$ 29.96	R$ 38.31
f potential dilution in the case of exercise of all options granted		0.000%	0.006%	0.008%	0.001%	0.008%	0.002%	0.003%	0.004%	0.005%	0.005%	0.007%	0.003%	0.003%

Continuation
a body
b Number of members	21.33					Board of Statutory Officers
c Number of compensated members	21.33
option granting year		2009	2010	2011			2012		2013		2014		2015		2016
d With respect to each stock option grant:
i. grant date		03/03/2009	4/17/2010	03/09/2011	4/19/2011	2/24/2012	4/27/2012	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015	2/29/2016	2/29/2016	03/01/2017	03/01/2017
ii. number of options granted		0	4,119,276	94,045	5,882,511	1,320,480	7,315,219	2,072,672	2,003,955	6,366,041	4,527,896	7,515,518	9,665,977	9,905,379	2,532,352	1,707,851
iii. term for the options to become exercisable		01/01/2014	01/01/2015	03/09/2014	01/01/2016	50% at the 3rd year 50% at the 5th year	01/01/2017	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
iv. maximum term to exercise option		12/31/2016	12/31/2017	03/08/2018	12/31/2018	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	n/a	50% at the 2nd year	At the 5th and 8th year	50% at the 2nd year	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year
vi. weighted average strike price:
(a) outstanding at the beginning of the year[2]		R$ 24.06	R$ 39.09	R$ 21.71	R$ 38.18	(1)	R$ 28.56	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
(b) lost during the year		-	-	-	-		-	-	-	-	-	-	-	-	-	-
(c) exercised during the year		R$ 25.58	-	R$ 21.71	-		-	-	-	-	-	-	-	-	-	-
(d) expired during the year		-	-	-	-		-	-	-	-	-	-	-	-	-	-
e Fair value of options on the grant date		R$ 2.90	R$ 8.35	R$ 5.68	R$ 7.53	R$ 24.73	R$ 5.34	R$ 23.56	R$ 23.03	R$ 23.03	R$ 28.40	R$ 28.40	R$ 21.96	R$ 21.96	R$ 38.31	R$ 38.31
f Potential dilution in the case of exercise of all options granted		0.000%	0.063%	0.001%	0.089%	0.020%	0.111%	0.031%	0.030%	0.097%	0.069%	0.114%	0.147%	0.150%	0.038%	0.026%

Notes:

1. For illustrative purposes, we present all the Information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also Included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Nat applicable to stock grants.

4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5. The item ‘d ii’ considers the balance at the end of the fiscal year.

6. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.5 - Stock-based compensation - Year ended December 31, 2015 a body
b Number of members	9	Board of Directors
c Number of compensated members	9
option granting year		2009	2010		2011			2012			2013		2014		2015
d With respect to each stock option grant:
i. grant dale		03/03/2009	4/17/2010	2/28/2011	4/19/2011	8/19/2011	2/24/2012	2/24/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015	4/30/2015	2/29/2016
ii. number of options granted		772,606	454,066	89,924	592,959	52,235	114,413	549,405	133,756	201,646	311,688	245,779	472,524	281,722	254,890	407,799
iii. term for the options to become exercisable		01/01/2014	01/01/2015	50% at the 3rd year 50% at the 5th year	01/01/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	01/01/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	100% at 2016	1/3 each year
iv. maximum term to exercise option		12/31/2016	12/31/2017	n/a	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	n/a
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]		R$ 26.34	R$ 42.79	(1)	R$ 41.80	(1)	(1)	R$ 31.26	(3)	(1)	(3)	(1)	(3)	(1)		(3)
(b) lost during the year		-	-	-	-	-		-	-		-		-		-	-
(c) exercised during the year		-	-	(1)	-	(1)		-	-		-		-		-	-
(d) expired during the year		-	-	-	-	-		-	-		-		-		-	-
e fair value of options on the grant date		R$ 3.19	R$ 9.18	R$ 24.67	R$ 8.28	R$ 17.79		R$ 5.87	R$ 31.35		R$ 27.86		R$ 31.24		R$ 32.95	R$ 24.16
f potential dilution in the case of exercise of all options granted		0.014%	0.008%	0.002%	0.011%	0.001%		0.010%	0.002%		0.006%		0.008%		0.005%	0.007%

Continuation
a body
b Number of members	21	Board of Statutoty Officers
c Number of compensated members	21
option granting year		2008	2009	2010		2011				2012			2013		2014		2015
d With respect to each stock option grant:
i. grant date		02/11/2008	03/03/2009	4/17/2010	2/28/2011	03/09/2011	4/19/2011	8/19/2011	2/24/2012	4/27/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/272015	2/272015	2/29/2016	2/29/2016
ii. number of options granted		2,390,511	3,795,094	2,275,108	269,489	128,522	3,485,646	236,448	467,794	4,027,748	562,320	1,016,371	1,537,353	1,667,357	2,538,993	2,022,130	3,348,153	3,301,230
iii. term for the options to become exercisable		01/01/2013	01/01/2014	01/01/2015	50% at the 3rd year 50% at the 5th year	03/09/2014	01/01/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	01/01/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
iv. maximum term to exercise option		12/31/2015	12/31/2016	12/31/2017	n/a	03/08/2018	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 3th year	n/a	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 3th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 3th year	n/a	50% at the 5th year 50% at the 8th year
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]		R$ 40.28	R$ 26.34	R$ 42.79	(1)	R$ 26.27	R$ 41.80	(1)	(1)	R$ 31.26	(3)	(1)	(3)	(1)	(3)	(1)	(3)	(1)
(b) lost during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
(c) exercised during the year		-	-	-	(1)	-	-	(1)		-	-	-	-	-	-	-	-	-
(d) expired during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
e fair value of options on the grant date		R$ 4.27	R$ 3.19	R$ 9.18	R$ 24.67	R$ 6.25	R$ 8.28	R$ 17.79		R$ 5.87	R$ 31.35	R$ 31.35	R$ 27.86	R$ 27.86	R$ 31.24	R$ 31.24	R$ 24.16	R$ 24.16
f potential dilution in the case of exercise of all options granted		0.043%	0.068%	0.041%	0.005%	0.002%	0.062%	0.004%		0 072%	0.010%	0.018%	0.028%	0.030%	0.045%	0.036%	0.060%	0.059%

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

4. (2) Weighted average strike price on the grant date, since the options were granted alter the beginning of the year.

5. (3) Not applicable to shares.

6. The item 'd ii’ considers the balance at the end of the fiscal year.

13.5 - Stock-based compensation - Year ended December 31, 2014

body	Board of Directors
Number of members	8
Number of compensated members	8
option granting year		2009		2010		2011		2012		2013	2014
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$ 27.95	(1)	R$ 33.10	R$ 45.40	(1)	R$ 44.35	(1)	R$ 33,17(2)	(3)	R$ 45.40	(3)	R$ 0.00
(b) lost during the year	-	-	-	-	-	-	-	-	-	-	-	-
(c) exercised during the year	-	(1)	-	-	(1)	-	(1)	-	-	-	-	-
(d) expired during the year	-	-	-	-	-	-	-	-	-	-	-	-
potential dilution in the case of exercise of all options granted	0.023%			0.004%	0.005%			0.004%		0.005%	0.005%
grant of stock options:
grant date	03/03/09	03/06/09	08/10/09	4/17/2010	2/28/2011	4/19/2011	8/19/2011	4/27/2012	2/27/2013	2/27/2014	2/27/2015	01/01/14
number of options granted	632,092	42,540	592,324	231,287	12,464	263,012	5,379	245,912	135,653	249,788	258,329	224,813
term for the options to become exercisable	01/01/14	50% after 3 years 50% after 5 years	04/01/12	01/01/15	50% after 3 years 50% after 5 years	01/01/16	50% after 3 years 50% after 5 years	01/01/17	33%: 2014 33%: 2015 33%: 2016	33%: 2015 33%: 2016 33%: 2017	33%: 2016 33%: 2017 33%: 2018	100%2015
maximum term to exercise option	12/31/2016	03/06/14	12/31/2014	12/31/2017	3/31/2016	12/31/2018	9/30/2016	12/31/2019	2/27/2016	2/27/2017	2/27/2018	01/01/15
term of restriction for the transfer of shares	2 years to 50%	without restriction	n/a	2 years to 50%	50%: 02/28/16 50%: 02/28/19	2 years to 50%	50%: 08/19/16 50%: 08/19/19	2 years to 50%	without restriction	without restriction	without restriction	without restriction
fair value of options on the grant date	R$ 3.51	R$ 13.79	R$ 9.38	R$ 10.10	R$ 27.14	R$ 9.11	R$ 19.57	R$ 6.46	R$ 34.49	R$ 30.65	R$ 34.36	R$ 33.81

Continuation
body	Board of Statutory Officers
Number of members	18
Number of compensated members	18
option granting year	2006	2007	2008	2009		2010	2011				2012			2013		2014
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$ 29.11	R$ 37.07	R$ 42.74	R$ 27.95	(1)	R$ 45.40	(1)	R$ 28.90	R$ 44.35	(1)	R$ 33,17(2)	(3)	(1)	(3)	(1)	(3)	(1)
(b) lost during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(c) exercised during the year	R$ 29.29	R$ 34.38	-	R$ 27.03	(1)	-	(1)	R$ 26.27	-	(1)	-	-	-	-	-	-	-
(d) expired during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
potential dilution in the case of exercise of all options granted	0.031%	0.045%	0.044%	0.073%		0.033%	0.063%				0.056%			0.060%		0.070%
grant of stock options:
grant date	2/21/2006	2/14/2007	02/11/08	03/03/09	03/06/09	4/17/2010	2/28/2011	03/09/11	4/19/2011	8/19/2011	4/27/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015
number of options granted	1,700,958	2,485,310	2,445,714	3,989,406	44,434	1,818,302	266,227	206,838	2,781,658	208,706	3,109,472	996,427	1,100,524	1,700,174	1,633,735	1,937,215	1,946,768
term for the options to become exercisable	01/01/11	01/01/12	01/01/13	01/01/14	50% after 3 years 50% after 5 years	01/01/15	50% after 3 years 50% after 5 years	03/09/14	01/01/16	50% after 3 years 50% after 5 years	01/01/17	33%: 2014 33%: 2015 33%: 2016	50% after 3 years 50% after 5 years	33%: 2015 33%: 2016 33%: 2017	50% after 3 years 50% after 5 years	33%: 2016 33%: 2017 33%: 2018	50% after 3 years 50% after 5 years
maximum term to exercise option	12/31/2013	12/31/2014	12/31/2015	12/31/2016	03/06/14	12/31/2017	3/31/2016	03/08/18	12/31/2018	9/30/2016	12/31/2019	2/27/2016	2/27/2016	2/27/2017	2/27/2017	2/27/2018	2/27/2018
term of restriction for the transfer of shares	2 years to 50%	2 years to 50%	2 years to 50%	2 years to 50%	without restriction	2 years to 50%	50%: 28/02/16 50%: 28/02/19	without restriction	2 years to 50%	50%: 19/08/16 50%: 19/08/19	2 years to 50%	without restriction	50%: 27/02/18 50%: 27/02/21	without restriction	50% 27/02/18 50% 27/02/21	without restriction	50% 27/02/18 50% 27/02/21
fair value of options on the grant date	R$ 8.49	R$ 7.19	R$ 4.70	R$ 3.51	R$ 13.79	R$ 10.10	R$ 27.14	R$ 6.87	R$ 9.11	R$ 19.57	R$ 6.46	R$ 34.49	R$ 34.49	R$ 30.65	R$ 30.65	R$ 34.36	R$ 34.36

Note

1.	For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2.	The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
3.	(1) Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.
4.	(2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.
5.	(3) Not applicable to shares.
6.	The item “number of options granted” considers the balance at the end of the fiscal year.

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2016

body		Board of Directors
number of members	8.67
number of compensated members	8.67
option granting year		2009	2010	2011		2012		2013		2014		2015	2016
Options not yet exercised					24/02/2012		27/02/2013	27/02/2014	27/02/2014	27/02/2015	27/02/2015	29/02/2016	30/04/2016	01/03/2017
i. Number					62,927 50% at the 3rd		110,905 50% at the 3rd	171,427	270,357 50% at the 3rd	346,516	309,894 50% at the 3rd	448,578	196,266	203,218
ii. Date on which the options will become exercisable					year 50% at the 5th year		year 50% at the 5th year	1/3 each year	year 50% at the 5th year	1/3 each year	year 50% at the 5th year	1/3 each year	100% em 2017	1/3 each year
iii. Maximum term to exercise option					n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
iv. Term of restriction to the transfer of shares					At the 5th and 8th year		At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	n/a	n/a
v. Weighted average strike price for the year					(1)		(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
vi. Fair value of options in the last day of the fiscal year					(1)		(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Exercisable options		03/03/2009	17/04/2010	19/04/2011		24/02/2012
i. Number		0	391,819	535500		541,073
ii. Maximum term to exercise option		31/12/2016	31/12/2017	43465		31/12/2019
iii. Term of restriction to the transfer of shares		-	50% at the 2nd year	50% at the 2nd year		50% at the 2nd year
iv. Weighted average strike price for the year		R$ 25.49	-	-		-
v. Fair value of options in the last day of the fiscal year		R$ 8.06	R$ 1.38	3.01		R$ 7.73
vi. Fair value of total options in the last day of the fiscal year		R$ 0	R$ 540,710	1611855		R$ 4,182,494

Continuation
body		Board of Statutory Officers
number of members	21.33
number of compensated members	21.33
option granting year		2009	2010	2011			2012		2013		2014		2015		2016
Options not yet exercised						02/24/2012		02/27/2013	02/27/2014	02/27/2014	02/27/2015	02/27/2015	02/29/2016	02/29/2016	03/01/2017	03/01/2017
i. Number						1,320,480 50% at the 3rd year		2,072,672 50% at the 3rd year	2,003,955	6,366,041 50% at the 3rd	4,527,896	7,515,518 50% at the 3rd	9,665,977	9,905,379 50% at the 3rd year	2,532,352	1,707,851 50% at the 3rd
ii. Date on which the options will become exercisable						year 50% at the 5th year		50% at the 5th year	1/3 a cada ano	year 50% at the 5th year	1/3 a cada ano	year 50% at the 5th year	1/3 a cada ano	50% at the 5th year	1/3 a cada ano	year 50% at the 5th year
iii. Maximum term to exercise option						n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
iv. Term of restriction to the transfer of shares						At the 5th and 8th year		At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 3th year
v. Weighted average strike price for the year						(1)		(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
vi. Fair value of options in the last day of the fiscal year						(1)		(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Exercisable options		03/03/2009	17/04/2010	09/03/2011	19/04/2011		27/04/2012
i. Number		0	4,119,276	94,045	5,882,511		7,315,219
ii. Maximum term to exercise option		31/12/2016	31/12/2017	08/03/2018	31/12/2018		31/12/2019
iii. Term of restriction to the transfer of shares		-	50% at the 2nd year	n/a	50% at the 2nd year		50% at the 2nd year
iv. Weighted average strike price for the year		R$ 25.58	-	R$ 21.71	-		-
v. Fair value of options in the last day of the fiscal year		R$ 8.06	R$ 1.38		R$ 3.01		R$ 7.73
vi. Fair value of total options in the last day of the fiscal year		R$ 0.00	R$ 5,684,601	R$ 0	R$ 17,706,358		R$ 56,546,643

1.	For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2.	The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3.	(1) Not applicable to stock grants.

4.	The item “number" considers the balance at the end of the fiscal year.

5.	The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.7 With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2016

a body	Board of Directors						Board of Statutory Officers
b number of members	8.67						21.33
c number of compensated members	8.67						21.33
option granting year	2010	2011	2012	2013	2014	2015	2010	2011	2012	2013	2014
d Options exercised:
i. Number of shares	71,799	41,719	80,445	-	-	-	340,848	260,527	684,718	-	-
ii. Weighted average strike price	26.52	26.52	26.52	-	-	-	26.52	26.52	26.52	-	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	101,538	-410,002	113,765	-	-	-	482,026	-2,560,412	968,325	-	-
e Shares delivered:
i. Number of shares	-	-	106,787	124,365	125,692	162,876	-	-	483,222	662,229	722,994
ii. Weighted average purchase price	-	-	26.52	26.52	26.52	26.52	-	-	26.52	26.52	26.52
iii. Difference between the purchase price and the market value of shares purchased	-	-	151,017	175,876	177,752	-885,850	-	-	683,370	936,520	1,022,454

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

Options exercised - Year ended December 31, 2015

a body	Board of Directors				Board of Statutory Officers
b number of members	6				20
c number of compensated members	6				20
option granting year	2009	2010	2012	2013	2009	2010	2012	2013
d Options exercised:
i. Number of shares	66,836	29,898	37,730	-	344,530	159,934	260,152	-
ii. Weighted average strike price	R$ 26.65	R$ 26.65	R$ 26.65	-	R$ 26.65	R$ 26.65	R$ 26.65	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	25,476	15,582	-338,733	-	131,326	83,353	-2,335,600	-
e Shares delivered:
i. Number of shares	-	-	58,602	73,137	-	-	291,894	449,097
ii. Weighted average purchase price	-	-	R$ 26.65	R$ 26.65	-	-	R$ 26.65	R$ 26.65
iii. Difference between the purchase price and the market value of shares purchased	-	-	-526,119	-656,611	-	-	-2,620,574	-4,031,915

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7 - Options exercised - Year ended December 31, 2014

body	Board of Directors				Board of Statutory Officers
number of members	6				16
number of compensated members	6				16
option granting year	2009	2011	2013	2006	2007	2009	2011	2013
Options exercised
Number of shares	1,266,956	17,843	N/A	1,700,958	2,485,310	521,331	564,933	N/A
Weighted average strike price	R$ 25.75	(1)	N/A	R$ 25.75	R$ 25.75	R$ 25.75	R$ 25.75	N/A
Difference between the strike price and the market value of shares relating to the options exercised	- 17,392,180	-591,023	N/A	-10,953,448	-31,465,218	-8,058,778	17,201,620	N/A
Shares delivered
Number of shares	N/A	N/A	72,146	N/A	N/A	N/A	N/A	223,444
Weighted average purchase price	N/A	N/A	R$ 25.75	N/A	N/A	N/A	N/A	R$ 25.75
Difference between the purchase price and the market value of shares purchased	N/A	N/A	-494,793	N/A	N/A	N/A	N/A	-1,270,160

Note:

1.	Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, 'i'.
2.	The number of members of each body corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, as well as an explanation of the pricing model for share and option value, indicating, at least:

a) the pricing model

•          Simple options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices –upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•          Stock-based compensation: the fair value of shares for the stock-based compensation is the market price of the Issuer’s preferred shares quoted on the grant date.

•	Partners Program: the fair value of the Issuer’s shares received is the market price of the Issuer’s preferred shares quoted on the grant date, discounted from the expected dividends.

b) data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

•          Simple options: the Binomial pricing model used for simple options takes into account the price assumptions for the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of the Issuer´s preferred shares used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

•	Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price;

•	Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, released by BM&FBOVESPA, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus Interest on Capital of the Issuer’s preferred shares;

•	Risk-free interest rate: the applied risk-free rate used is the IGP-M coupon rate, up to the option expiration date;

•	Stock option expiry date: the stock option expiry date will be established by the Personnel Committee upon option granting, and these options will be automatically extinguished at the end of this period. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of 5 years and the maximum of 10 years; and

•	Option vesting period: the vesting period of each stock options series will be established by the Personnel Committee on the issue date, which may vary between one and seven years, as from the issue date.

•          Stock-Based Compensation: Not applicable, since, unlike other models, the number of shares is set based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its Market value.

•          Partner Program: it adopts the average annual return rate in the last three years of Paid Dividends, plus Interest on Capital, to discount the market price of the Issuer’s preferred shares quoted on the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

Simple options: the simple option pricing uses the Binomial tree and takes into consideration the vesting period for the simple options. The vesting period of each series will be established by the Personnel Committee upon issue, which may vary from one year to seven years as from the grant date. As a rule, the vesting period is five years, as determined by the Committee. After the vesting period elapses, the option may be exercised at any time until the option expiry date.

Stock-Based Compensation: not applicable.

Partner Program: not applicable.

d) How expected volatility is determined

Simple options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation.

Stock-Based Compensation: not applicable.

Partner Program: not applicable.

e) If any other characteristic of the option was included in its fair value measurement

Simple options: The historical series is adjusted for splits, bonus, and reverse splits, among others.

Stock-Based Compensation: not applicable.

Partner Program: not applicable.

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body.

Base date: 12/31/2016

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)
		Shares			Shares			Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	3,034,114.629	13,545,633	3,047,660,262	8,344	6,439,647	6,447,991	-	6,407,278	6,407,278	57,090	1,248,592	1,305,682	146	42,147	42,293
Parent companies	Companhia E.Johnston de Participações	5,520	11,040	16,560	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	1,667,196,262	-	1,667,196,262	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa - Investimentos taú S.A.	1,754,081,953	775,088,831	2,529,170,784	2	3,002,306	3,002,308	-	23,508	23,508	-	-	-	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	355,227,096	350,942,273	706,169,369	-	-	-	-	-	-	-	-	-	-	-	-
Under common control	Itautec S.A.	10,981,768	-	10,981,768	-	-	-	-	-	-	-	-	-	-	-	-
	Elekeiroz S.A.	14,262,471	16,118,150	30,380,621	-	-	-	-	-	-	-	-	-	-	-	-
	Duratex S.A.	277,014,801	-	277,014,801	15,208	-	1 5,208	-	-	-	3,692	-	3,692	-	-	-

Note: These shares are directly held.

(1) Item included for consistency with the information monthly forwarded by the issuer and parent company Itaúsa- Investimentos Itaú S.A., to BM&FBOVESPA to conform to sub-item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a body	Board of Directors*		Board of Statutory Officers
b number of members	2	1	9	7	6
c number of compensated members	2	1	9	7	6
d Plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
e number of management members that are eligible for retirement	1	1	3	2	1
f conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g restated amount of contributions accumulated in the pension plan by the end of last year, less the portion relating to contributions made directly by management members	R$ 4,164,567	R$ 2,632,631	R$ 30,100,960	R$ 10,780,016	R$ 5,510,791
h total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 211,210	R$ 225,820	R$ 784,036	R$ 412,612	R$ 426,417
i whether there is the possibility of early redemption and, if so, what the conditions are	No	No	No	No	No

Note:

1. The number of members of each body (item "c") corresponds to the number of management members that are active participants of the pension plans.

2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

(*) out of this R$437 thousand (item"h"), R$235 thousand arises from contributions from the sponsor and the remaining amount from Fundacao Itau Unibanco.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, any information disclosed would construe a violation of the executives’ individual rights and violate the individual rights of privacy, intimacy, secrecy and the commitment to these executives’ safety. Accordingly, in view of the judgment rendered by the 5th Federal Court of Rio de Janeiro in the records of lawsuit No. 2010.51.01002888-5, currently pending at the Regional Federal Court of 2nd Region, the Issuer will await a decision to be made by the Board of Directors to disclose any related information accordingly.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s result related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2016
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	57%	32%	0%

2015
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	71%	29%	0%

2014
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	74%	40%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s result as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

Not applicable.

13.15 With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason these amounts were paid to these persons

2016 – Compensation received due to the position held in the Issuer	R$

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	196,756,670	-	196,756,670
Companies under common control	-	-	-	-

2015 - Compensation received due to the position held in the Issuer	R$

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	224,843,043	-	224,843,043
Companies under common control	-	-	-	-

2014 - Compensation received due to the position held in the Issuer	R$

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	212,446,054	-	212,446,054
Companies under common control	-	-	-	-

13.16. Supply other information that the issuer may deem relevant

Not applicable.

ITEM 14. HUMAN RESOURCES

14.1. Describe the issuer’s human resources, supplying the following information:

Number of employees (total, by groups based on the activity performed and by geographic location).

The number of employees within Itaú Unibanco increased from 90,320 in 2015 to 94,779 in 2016, mainly due to the consolidation of Itaú CorpBanca as from the second quarter of 2016.

The tables below show the total number of employees for the years ended December 31, 2016, 2015 and 2014, segmented by region (Brazil and abroad) and operating unit:

Employees	As of December 31,			Variation
(Brazil and abroad)	2016	2015	2014	2016-2015		2015-2014
In Brazil	80,871	83,481	86,192	(2,610)	(3.1)%	(2,711)	(3.1)%
Abroad	13,908	6,839	6,983	7,069	103.4%	(144)	(2.1)%
Argentina	1,647	1,607	1,679	40	2.5%	(72)	(4.3)%
Chile	5,919	2,539	2,563	3,380	133.1%	(24)	(0.9)%
Colombia	3,754	-	-	3,754	-	-	-
Uruguay	1,134	1,170	1,176	(36)	(3.1)%	(6)	(0.5)%
Paraguay	806	799	789	7	0.9%	10	1.3%
Europe	200	216	233	(16)	(7.4)%	(17)	(7.3)%
Other	448	508	543	(60)	(11.8)%	(35)	(6.4)%
Total	94,779	90,320	93,175	4,459	4.9%	(2,855)	(3.1)%

Employees	As of December 31,			Variation
(by operating unit)	2016	2015	2014	2016-2015		2015-2014
Retail banking	71,159	72,815	75,143	(1,656)	(2.3)%	(2,328)	(3.1)%
Wholesale banking	22,909	16,468	16,940	6,441	39.1%	(472)	(2.8)%
Activities with the market and corporation	711	1,037	1,092	(326)	(31.4)%	(55)	(5.0)%
Total	94,779	90,320	93,175	4,459	4.9%	(2,855)	(3.1)%

b) Number of outsourced workers (total, by groups broken down into activities performed and geographical location)

		Base date: December 31
Outsourced workers (by activity)	2016	2015	2014	2014
Surveillance	12,327	13,530	13,944	13,944
Cleaning	4,438	4,936	4,727	4,119
Maintenance	1,910	2,206	2,538	1,214
IT	8,754	9,513	8,632	3,739
Logistics/ Mail room	2,430	2,574	2,129	1,849
Sales representatives	9,563	10,383	7,723	2,525
Legal services	0	0	0	33
Other (1)	2,693	2,631	2,492	2,459
Total	42,115	45,773	42,185	29,882

(1) Includes facilities,HR services, and temporary labor.

In 2016 the outsourced labor figures decreased, as compared to previous years, due to a reduction in the number of surveillance agents hired in the branch network. The reduced number of outsourced sales representatives is due to the bank's strategy change in 2015.

		Base date: December 31
Outsourced workers (by region)	2016	2015	2014	2014
South	4,149	5,766	4,872	2,919
Southeast	31,789	32,958	29,892	22,630
Midwest	1,985	1,954	2,094	1,402
Northeast	3,275	4,341	4,535	2,428
North	917	754	792	503
Total	42,115	45,773	42,185	29,882

Note: Does not include call centers and collection offices.

c) Turnover rate

The Turnover Rate is the ratio of employees hired to employees terminated (either voluntarily or involuntarily) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee (the criteria used do not include employees outside of Brazil, apprentices, expatriates, disability retirees, officers and interns).

Turnover rate¹

¹Turnover Rate = Total terminations / (Total employees at the beginning of the period + Total employees at the end of the period) / 2. The total employees at the end of the period considers employees at the beginning of the period plus the hiring of employees minus the employee terminations.

14.2. Comment on any relevant change occurred with respect to the figures disclosed in item 14.1 above

Note:  Item 14.1 turnover

It includes companies managed by the Human Resources department, except for institutes, foundations, Assoc. Itaú Unibanco, and Kinea Private Equity.

Companies included: Itaú BMG Consig, Banco Itaú BBA, Banco Itaucard, Icarros, Credicard Promotora, Fic Promotora, Hipercard, Itau Adm Prev, Itaú BMG Gestão, Itaú Corretora de Valores, Itaú Seguros, Itaú Unibanco, Holding, Itauseg Saude, Kinea Investimentos, Luizacred, Marcep, Microinvest, Pro-Imovel, Provar Negócios, Redecard, and Trishop.

It excludes expatriates, disability retirees, officers, and interns.

14.3. Describe the issuer’s employee compensation policies, informing:

a) Salary and variable compensation policy

We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analized through the commissioning of salary surveys from specialized consultancies, participation in surveys carried out by other banks, and participation in forums specialized in compensation.

The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees’ fixed compensation vary according to the Policy on Promotion and Merit, which takes into account the employees’ seniority and their individual performance while carrying out duties.

Variable compensation in turn acknowledges the level of dedication, results achieved and short, medium and long-term sustainability of these results.

In addition, employees are entitled to salary adjustments and profit sharing, established in collective bargaining agreements applicable in respective jurisdictions.

b) Benefit policy

We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent our employees’ many professional categories. The conditions to enjoy these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). Additional benefits also applies, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) psychosocial services, and (v) differentiated treatment for using banking products and services. Granting of these benefits may vary in accordance with the employee’s category and/or the market or regulatory considerations about jurisdictions specifically applicable to a certain employee.

c) Characteristics of the stock-based profit sharing plans to employees, identifying:

Our share-based profit-sharing plan, specifically designed for managers and senior managers, acknowledges those who stood out during the relevant year. The plan consists on granting preferred shares (ITUB4) or equivalent instruments, subject to the limits established by the Compensation Committee, to 10% of managers and 30% of senior managers. Of the total granted, one-third vests each year over a period of three years after the award, which is made in the coming year immediately after the performance year to which it relates. The number of preferred shares or share-based instruments granted is determined by the financial results of the organization/area as well as individual performance. The preferred shares or share-based instruments are delivered on the same date as the final portion of the profit-sharing payment, as determined in the relevant collective bargaining agreements. Compensation based on shares is not proportional to working time. The preferred share price is calculated on the seventh working day prior to the award, using the average price of ITUB4 on BM&FBOVESPA in the preceding thirty days from calculation.

We also have an institutional program called Partners Program, comprised of members of management and employees, in each case approved by our Personnel Committee, who had outstanding performance. Eligible employees are entitled to use part or their total annual variable compensation to purchase our preferred shares (Own Shares). If they hold the ownership of these Own Shares for three- and five-year terms as from the initial investment, the return on investment will be made through the receipt of our preferred shares (Partners Shares), also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares. The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

14.4. Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the three past years

We have a permanent channel for dialog with the labor unions representing all our employees in various professional categories. Respect, transparency and a direct relationship are among the principles involved in our dealings with these entities. These activities are executed with a focus on innovative and negotiated solutions to minimize possible differences and areas of conflict involving our employees.

We guarantee our employees the right of free association with labor unions and recognize the rights and privileges of those that may be elected to executive positions in labor unions in accordance with prevailing Brazilian legislation and the collective labor agreements for each professional category to which we are party. In addition, we permit labor unions to hold membership campaigns. When requested, we hold meetings between the entities, our managers and/or employees.

We maintain our commitment to prioritize collective negotiations and a permanent agenda of matters to be discussed with labor unions. Such an agenda allows us to resolve conflicts efficiently and underscores our commitment to a permanent and direct relationship with the entities representing the employees.

All our employees in Brazil enjoy the support of collective labor agreements which guarantee rights over and above those provided under the labor legislation in addition to other benefits that may be granted to our employees of a non-recurring nature and in line with our policies.

In the collective bargaining negotiations with the bank’s employees during 2016, the financial sector suffered 22 business days of strikes with an average impact on our branches of 37.7% (the same percentage as in 2015). As in previous years, these work stoppages affected Brazilian banks generally since the labor action took place across the entire domestic financial system.

During the 2015 collective bargaining negotiations with the bank employee unions, the financial sector experienced a 14-business day strike with an average impact of 37.7% on our branch network.

During the bank employee wage negotiations in 2014, strike action lasted five business days, impacting our branches on an average of 25.4% during this period.

All these labor manifestations and strikes affecting our branches have a partial impact only on our business since at least some branches are able to open during the day and the entire network is never brought to a complete halt. In this context, it is worth pointing out that, in the past few years, we have seen a growing volume of operations which are transacted through our digital channels. This has made a significant contribution to minimizing the effects of strike action on our operations.

14.5. Supply other information that the Issuer may deem relevant

Not applicable.

ITEM 15. CONTROL AND ECONOMIC GROUP

15.1. Identify the stockholder or group of controlling stockholders, indicating for each one of them:

15.2. In a table, a list including the information below about stockholders or groups of stockholders that act jointly or represent the same interests, with an interest equal to or higher than 5% in the same class or type of shares, and that are not mentioned in item 15.1:

BASE DATE 10.21.2016
Itaú Unibanco Holding S.A.	EO	%	EP	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Nationality: Brazilian CNPJ 04.676.564/0001-08	1,709,389,603	51.00000	-	-	1,709,389,603	25.969458
Itaúsa - Investimentos Itaú S.A. Nationality: Brazilian CNPJ 61.532.644/0001-15	1,295,937,718	38.66458	112,882	0.003494	1,296,050,600	19.689913
BlackRock, INC Nationality: American	-	-	233,283,398	7.221137	233,283,398	3.544098
Treasury Shares	3,074	0.00009	57,700,333	1.786077	57,703,407	0.876644
Others	346,413,822	10.335330	2,939,466,713	90.989292	3,285,880,535	49.919887
Total	3,351,744,217	100.00000	3,230,563,326	100.000000	6,582,307,543	100.000000

BASE DATE SINCE 02.27.2009
IUPAR - Itaú Unibanco Participações S.A.	Common shares	%	Preferred shares	%	Total	%
Itaúsa - Investimentos Itaú S.A.	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
Nationality: Brazilian
CNPJ 61.532.644/0001-15
Cia. E. Johnston de Participações	355,227,092	50.000000	-	-	355,227,092	33.467899
Nationality: Brazilian
CNPJ 04.679.283/0001-09
Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

BASE DATE 04.29.2016
Companhia E. Johnston de Participações	Common shares	%	Preferred shares	%	Total	%
Fernando Roberto Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 002.938.068-53
João Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 667.197.397-00
Pedro Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 551.222.567-72
Walther Moreira Salles Júnior	1,380	25.000000	2,760	25.000000	4,140	25.000000

Nationality: Brazilian
CPF 406.935.467-00
Total	5,520	100.000000	11,040	100.000000	16,560	100.000000

BASE DATE SINCE 03.31.2017

Itaúsa - Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total	%
Companhia ESA	86,885,691	3.072215	25,011	0.000547	86,910,702	1.173947
Nationality: Brazilian
CNPJ 52.117.397/0001-08
Opportunity Asset Adm. de Recursos de Terceiros Ltda.	-	-	230,415,088	5.036201	230,415,088	3.112334
Nationality: Brazilian
CNPJ 05.395.883/0001-08
Fundação Itaú Social	324,052,504	11.458263	6,588,007	0.143995	330,640,511	4.466130
Nationality: Brazilian
CNPJ 59.573.030/0001-30
Fundação Petrobras de Seguridade Social - PETROS	430,098,936	15.207988	-	-	430,098,936	5.809566
Nationality: Brazilian
CNPJ 34.053.942/0001-50
O. E. Setubal S.A.	6	0.0000001	-	-	6	0.0000001
Nationality: Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	221,941,363	7.847686	144,671,549	3.162098	366,612,912	4.952028
Nationality: Brazilian
CNPJ 67.569.061/0001-45

Alfredo Egydio Arruda Villela Filho	339,889,436	12.018245	186,801,616	4.082938	526,691,052	7.114285
Nationality: Brazilian
CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela	339,889,412	12.018244	174,152,997	3.806476	514,042,409	6.943433
Nationality: Brazilian
CPF 066.530.828-06
Ricardo Villela Marino	60,276,559	2.131336	36,533,407	0.798514	96,809,966	1.307662
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	60,327,058	2.133121	36,606,772	0.800117	96,933,830	1.309335
Nationality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	108,511,239	3.836879	23,893,570	0.522244	132,404,809	1.788459
Nationality: Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 077.540.228-18
Julia Guidon Setubal	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	1,919	0.000068	-	-	1,919	0.000026

Nationality: Brazilian
CPF 336.694.318-10
Maria Alice Setubal	58,979,153	2.085460	35,252,004	0.770506	94,231,157	1.272828
Nationality: Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,919	0.000068	-	-	1,919	0.002072
Nationality: Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	1,919	0.000068	151,455	0.003310	153,374	0.002064
Nationality: Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	1,919	0.000068	608,190	0.013293	610,109	0.008241
Nationality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	96,047,520	3.396171	27,553,814	0.602246	123,601,334	1.669546
Nationality: Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar	1,919	0.000068	1,915	0.000042	3,834	0.000052
Nationality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	1,919	0.000068	7,806	0.000171	9,725	0.000131
Nationality: Brazilian

CPF 323.461.948-40
Roberto Egydio Setubal	95,674,621	3.382986	28,876,914	0.631165	124,551,535	1.682381
Nationality: Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal	1,919	0.000068		-	1,919	0.000026
Nationality: Brazilian
CPF 227.809.998-10
Paula Lucas Setubal	1,919	0.000068		-	1,919	0.000026
Nationality: Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal	87,401,180	3.090443	25,023,918	0.546950	112,425,098	1.518583
Nationality: Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	2,599,224	0.091907	79	0.000002	2,599,303	0.035110
Nationality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	2,599,224	0.091907	79	0.000002	2,599,303	0.035110
Nationality: Brazilian
CPF 348.338.808-73
Olavo Egydio Mutarelli Setubal	2,599,224	0.091907	79	0.000002	2,599,224	0.035110
Nationality: Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal	95,237,233	3.367520	26,698,667	0.583555	121,935,900	1.647050
Nationality: Brazilian
CPF 014.414.218-07

Alfredo Egydio Nugent Setubal	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	95,193,106	3.365959	27,454,775	0.600081	122,647,881	1.656668
Nationality: Brazilian
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal	1,919	0.000068	45,956	0.001004	47,875	0.000644
Nationality: Brazilian
CPF 230.936.378-21
Rodrigo Ribeiro do Valle Setubal	1,919	0.000068	45,956	0.001004	47,875	0.000644
Nationality: Brazilian
CPF 230.936.298-02
Patricia Ribeiro do Valle Setubal	1,919	0.000068	45,956	0.001004	47,875	0.000647
Nationality: Brazilian
CPF 230.936.328-62
Tesouraria	-	-	-	-	0	-

Other	319,878,661	11.310674	3,563,720,990	77.892533	3,883,599,651	52.457763

Total	2,828,112,054	100.000000	4,575,176,570	100.000000	7,403,288,624	100.000000

BASE DATE SINCE 04.29.2016
Companhia ESA	Common shares	%	Total	%
O. E. Setubal S.A.	6	0.0000001	6	0.0000001
Nationality: Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	221,941,363	13.312252	221,941,363	13.312252
Nationality: Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho	339,889,436	20.386888	339,889,436	20.386888
Nationality: Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	339,889,412	20.386885	339,889,412	20.386885
Nationality: Brazilian
CPF 066.530.828-06
Ricardo Villela Marino	60,276,559	3.615445	60,276,559	3.615445
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	60,327,058	3.618474	60,327,058	3.618474
Nationality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	108,511,239	6.508606	108,511,239	6.508606
Nationality: Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 077.540.228-18

Julia Guidon Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 336.694.318-10
Maria Alice Setubal	58,979,153	3.537625	58,979,153	3.537625
Nationality: Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	96,047,520	5.761021	96,047,520	5.761021
Nationality: Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 299.133.368-56

Camila Setubal Lenz Cesar	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal	95,674,621	5.738654	95,674,621	5.738654
Nationality: Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 227.809.998-10
Paula Lucas Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal	91,022,180	5.459595	91,022,180	5.459596
Nationality: Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal	95,237,233	5.712419	95,237,233	5.712419
Nationality: Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	95,193,106	5.709774	95,193,106	5.709774
Nationality: Brazilian
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.378-21
Patricia Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.328-62
Rodrigo Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.298-02

Total	1,667,196,262	100.000000	1,667,196,262	100.000000

BASE DATE SINCE 04.30.2013
O. E. Setubal S.A.	Common shares	%	Total	%
Paulo Setubal Neto	100,000	14.285715	100,000	14.285715
Nationality: Brazilian
CPF 638.097.888-72
Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 570.405.408-00
Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 006.447.048-29
Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 007.738.228-52
José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 011.785.508-18
Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 014.414.218-07

Ricardo Egydio Setubal	100,000	14.285715	100,000	14.285715
Nationality: Brazilian
CPF 033.033.518-99
Total	700,000	100.000000	700,000	100.000000

BASE DATE SINCE 05.30.2016
Rudric ITH S.A.	Common shares	%	Total	%
Maria de Lourdes Egydio Villela	1	0.0000002	1	0.0000002
Nationality: Brazilian
CPF 007.446.978-91
Ricardo Villela Marino	439,061,001	49.9999999	439,061,001	49.9999999
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	439,061,001	49.9999999	439,061,001	49.9999999
Nationality: Brazilian
CPF 271.943.018-81
Total	878,122,004	100.000000	878,122,004	100.000000

15.3 – Distribution of Capital

15.3. In a table, describe the general distribution of capital, as determined in the last annual general stockholders' meeting

a) number of individual shareholders

b) number of corporate shareholders (excluding the corporate shareholder that is an institutional investor.)

c) number of institutional investors

d) number of outstanding shares, by class and type

Date of last general meeting/ Date of last update	04.19.2017
Number of stockholders - individuals	108,853
Number of stockholders - companies	11,591
Number of institutional investors	1,039

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	317,859,006	9.483%
Number of preferred shares (units)	3,143,627,512	97.309%
Total	3,461,486,518	52.588%

Date: 03.31.2017

15.4. Please insert a flowchart of the stockholders of the issuer and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% in a class or type of shares

(1) Date: 03.31.2017.

Percentage do not include treasury shares

(* ) In addition to treasury shares, percentage do not include the interest held by controlling stockholders.

(2) Date: 12.31.2016.

Direct and indirect subsidiaries

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Johnston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal

Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) Issuer's main subsidiary and affiliated companies

c) Issuer's ownership interest in the group's companies

d) Group companies' ownership interest in the Issuer

e) Main companies under common control

The table below refers to items "b" and "e" above:

In Brazil	Participation on voting capital (%)	Share Capital (%)	Subsidiary or affiliated
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	99.99	99.99	Subsidiary
Itaú Administração Previdenciária Ltda.	0.00	0.00	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
IU Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú CorpBanca S.A.	22.45	22.45	Subsidiary
Itaú Chile Holdings, Inc.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	99.99	99.99	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary
OCA Casa Financiera S.A.	100.00	100.00	Subsidiary
ACO Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

15.5. With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Itaúsa (company controlled by the Egydio de Souza Aranha family) and Cia. E. Johnston (company owned by the Moreira Salles family) have a stockholders’ agreement to govern their relationships related to IUPAR, Itaú Unibanco Holding and their subsidiaries.

b) date of execution

January 27, 2009.

c) term of effectiveness

The Stockholders’ Agreement is in effect for a term of twenty (20) years from January 27, 2009 and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period.

d) description of the clauses related to the exercise of voting right and control power

The signatories of the stockholders' agreement undertake to vote, on a consistent and permanent basis, in all matters incumbent upon the Annual General Meetings and to elect the majority of the management members of the Company and its subsidiaries.

e) description of the clauses related to the appointment of management members or members of statutory committees

The Board of Directors of IUPAR is composed of four members, two of whom appointed by Itaúsa and two by Cia. E. Johnston, and its Board of Officers is composed of four members, two of whom are appointed by Itaúsa and two by Cia. E.Johnston. The Board of Directors of Itaú Unibanco Holding, as previously mentioned in this Form, is composed of at least 10 and at most 14 members. Currently, the Board of Directors is composed of 12 members, six of whom jointly appointed by Itaúsa and by Cia. E. Johnston, and two of them are appointed by Itaúsa, due to the indirect interest in our capital.

f) description of the clauses related to the transfer of shares and the preemptive right to purchase them

The shares held by Itaúsa and Cia. E. Johnston in IUPAR cannot be transferred until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR it holds, the other party may opt to (i) exercise the preemptive rights and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. Itaúsa may, at its own free will, transfer the shares of Itaú Unibanco Holding that it directly owns. If the parties decide to jointly transfer their total shares of IUPAR, Itaúsa may exercise its tag-along right to include all or part of Itaú Unibanco Holding’s shares that it directly owns.

g) description of the clauses that restrict or condition the voting rights of the members of the Board of Directors

The members of the Board of Directors appointed by Itaúsa and IUPAR vote together.

15.6. Indicate relevant changes in the ownership interests of the issuer’s control group and management members.

Until December 31, 2016, there were no relevant changes in the ownership interests of the Issuer’s control group and management members.

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating, when the issuer or any of its subsidiaries or affiliates is involved (at the time of the annual presentation of the reference form, information should refer to the three past years. In case of presentation of the reference form due to a registration request for the distribution of securities, information should refer to the three past years and the current year).

a) event;

b) main business conditions;

c) companies involved;

d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

e) corporate structure before and after the transaction;

f) mechanisms adopted to ensure equitable treatment among shareholders

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$578 million, which represents 0.5% of the Issuer’s stockholders’ equity (R$115,590 million on December 31, 2016).

2017
XP Investimentos
Event

Acquisition of minority interest in XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP (“XP Group”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”).

Main conditions of the transaction

On May 11, 2017, Itaú Unibanco Holding S.A.,through its subsidiary Itaú Unibanco S.A., entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9% of the total share capital (representing 30.1% of voting shares) of XP Holding, by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

Furthermore, we and some of the Sellers will execute, on the closing date of the First Acquisition, a shareholders’ agreement which will include, among others, provisions regarding (a) our rights as a minority shareholder of XP Holding; (b) our right to appoint 2 out of 7 members of the Board of Directors of XP Holding, so as to guarantee the aforementioned rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of any of these options, Itaú Unibanco will acquire the control and the total equity of XP Holding.

The consummation of the acquisitions mentioned above is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals.

Companies involved	Itaú Unibanco S.A., XP Investimentos S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There will be no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	The Issuer, by means of its subsidiaries, will become the holder of 49.9% of the total capital stock (representing 30.1% of voting shares) of XP Holding.
Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

2016
Citibank
Event

Acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank in Tecban – Tecnologia Bancária S.A. (“Tecban”) (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (“Cibrasec”) (representing 3.60% of its capital).

Main conditions of the transaction

On October 8, 2016, Itaú Unibanco Holding S.A. (“IUH”) entered into, by means of its subsidiaries Itaú Unbanco S.A. and Itaú Corretora de Valores S.A., an Equity Interest Purchase Agreement with Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) for acquisition of the retail activities carried out by Citibank in Brazil for R$710 million.

On the execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards, and a loan portfolio of approximately R$ 6 billion; on the December 31, 2015 base date, it had approximately R$35 billion in deposits and managed assets. The estimated impact of this transaction on our Common Equity Tier I capital would be approximately 40 basis points (using Basel III methodologies).

The completion of this operation is subject to compliance with some conditions precedent, including obtaining approvals from the Central Bank of Brazil and the Brazilian antitrust agency (CADE).

Companies involved

Itaú Unibanco S.A., Itaú Corretora de Valores S.A., Banco Citibank S.A., Citibank, N.A., Citigroup Asia Pacific Holding LLC, Citigroup Global Markets Brasil Holding Inc. e Citibank N.A., Brazil Branch, as well as Citibank Leasing S.A. – Arrendamento Mercantil, Citibank Corretora de Seguros Ltda., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Tecban, and Cibrasec.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There will be no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction

The Issuer, by means of its subsidiaries, will become the holder of 100% of the shares of Citibank’s associates that will receive the retail operations, and up to 5.64% of the capital of Tecban and up to 3.60% of the capital of Cibrasec in addition to the current investment held by the Issuer, by means of its subsidiaries, in Tecban and Cibrasec.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

BMG
Event	Acquisition of the ownership interest of Banco BMG S.A. (“BMG”) in Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”).

Main conditions of the transaction

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with BMG aiming at the offering, distribution and sale of payroll loans in Brazil (the “BMG Association”). After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, an agreement was entered into establishing the combination of the payroll loan business of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased and totally subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco S.A. became the holder of a 60% interest in the total and voting capital of Itaú BMG Consignado, and BMG became the holder of the remaining 40%.

On September 29, 2016, Itaú Unibanco entered into an agreement for the purchase and sale of shares with BMG by means of which it agreed to purchase the total interest held by BMG in Itaú BMG Consignado, corresponding to 40% of its total capital, for the approximate amount of R$1.28 billion.

In December 2016, after obtaining the required applicable regulatory approvals and complying with due conditions, we completed the acquisition of the total interest held by BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total capital. We paid R$1.46 billion and became the holder of 100% of total capital.

We have maintained our position as the market leading institution among the banks in this segment. On December 31, 2016, our payroll loan portfolio totaled R$44.6 billion, including Itaú BMG Consignado’s operations.

Companies involved	BMG and Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco became the holder of 100% of Itaú BMG Consignado’s total and voting capital.
Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

2015
Recovery
Event	Acquisition of ownership interest in Recovery do Brasil Consultoria S.A. (“Recovery”).
Main conditions of the transaction

On December 31, 2015, we entered into a purchase and sale agreement and other covenants ("Agreement") with Banco BTG Pactual S.A. (“BTG”) through which we agreed to acquire 81.94% of ownership interest in Recovery’s capital, corresponding to BTG’s total interest in Recovery.

Together with the acquisition of the ownership interest in Recovery’s capital, Itaú Unibanco agreed, in the same transaction, to acquire approximately 70% of a portfolio of R$38 billion (face value) in credit rights related to recovery of the portfolios held by BTG.

After complying with certain conditions established in the agreement (including obtaining any required regulatory authorizations), the acquisition of Recovery and portfolios totaled R$1.210 billion, adjusted from the execution to the closing date. The transfer of shares and financial settlement of the transaction occurred on March 31, 2016, and the amount paid is subject to adjustment at a future price.

Companies involved	Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.
Corporate structure	After complying with the conditions precedent set forth in the agreement, among

before and after the transaction	which obtaining required regulatory authorizations, Itaú Unibanco became the holder of 89.08% interest in Recovery, of which 81.94% acquired from BTG and 7.14% from other stockholders.
Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

ConectCar
Event
Main conditions of the transaction

On October 21, 2015, through our subsidiary Rede, we entered into a share purchase and sale agreement in which we undertook to acquire from Odebrecht Transport S.A. 50% of the capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining stake (50%) of ConectCar’s capital is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a company that provides intermediation services for the automatic payment of toll, fuel and parking lot. In October 2015, it ranked second among the largest companies in this sector. Conectcar’s control will be shared between Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares and execution of the stockholders’ agreement between Rede and Ipiranga Produtos de Petróleo S.A. was carried out on January 29, 2016, after complying with the usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals.

Companies involved	Redecard S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	After complying with the usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals, Rede acquired 50% of ConectCar’s capital.
Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

2014
Via Varejo
Event	Termination of operating agreements between Itaú Seguros S.A. (“Itaú Seguros”) and Via Varejo S.A. (“Via Varejo”).
Main conditions of the transaction

On October 1, 2014, the operating agreements between Itaú Seguros and Via Varejo S.A. related to the offer of extended warranty insurance at the stores of Ponto Frio and Casas Bahia were terminated before their maturity. As a result of this advanced termination by Via Varejo S.A., this company paid to Itaú Seguros R$584 million on October 8, 2014, which mostly corresponds to the refund of amounts disbursed by Itaú Seguros S.A. pursuant to these agreements, duly restated.

Companies involved	Itaú Seguros and Via Varejo.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.
Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

Large Corporate P&C Insurance Business

Event	Sale of Itaú Seguros Soluções Corporativas S.A. (“ISSC”). (Large Corporate P&C Insurance Business).
Main conditions of the transaction

On July 4, 2014, we entered into a Share Purchase and Sale Agreement with ACE Ina International Holdings, Ltd. (“ACE”), through which we undertook, including through certain subsidiaries, to sell our total interest in ISSC.

As a result of the spin-off of Itaú Seguros S.A., ISSC held large risk insurance operations of the Itaú Unibanco Conglomerate, which clients were middle-market and large companies with high amounts insured policies.

After complying with certain conditions set forth in the agreement (including obtaining the required regulatory authorizations), the acquisition amount of ISSC was R$1.515 billion, paid by ACE. The transfer of shares and the transaction financial settlement occurred on October 31, 2014, and the amount paid was adjusted by R$13.5 million on September 3, 2015 based on the difference between the stockholders' equity positions in the pro forma balance sheet and the year-end balance sheet.

Companies involved	Issuer, ISSC, Itaú Seguros, Itauseg Participações S.A., and ACE.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	After complying with the conditions precedent set forth in the agreement, among which is obtaining the required regulatory authorizations, ACE acquired 100% of shares of ISSC.
Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

Itaú CorpBanca

Event	Merger of operations of Banco Itaú Chile (“BIC”) with CorpBanca.
Main conditions of the transaction

On January 29, 2014, the Issuer and its subsidiary, Banco Itaú Chile (“BIC”) entered into an agreement with CorpBanca and its controlling shareholders (“Corp Group”), establishing the terms and conditions of the union of operations between BIC and CorpBanca in Chile, Colombia and other countries where CorpBanca operates (“Transaction Agreement”). This merger will be consummated by means of (i) BIC’s capital increase in the amount of US$652 million, to be carried out by the Issuer or one of its subsidiaries, (ii) the merger of BIC into CorpBanca, with the cancellation of all BIC’s shares and the issue of 172,048,565,857new shares by CorpBanca, attributed to BIC’s stockholders, so that the interests in the bank resulting from the merger (to be called “Itaú CorpBanca”) are 33.58%, for the Issuer, and 33.13%, for Corp Group, and (iii) subsequent integration of Itaú BBA Colômbia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

On June 2, 2015, the Issuer, together with its subsidiary BIC, entered into an amendment to the Transaction Agreement, agreeing to, among others, (i) allow CorpBanca to distribute to its stockholders additional dividends in the amount of (a) CLP$239,860 million in 2015 (equivalent to approximately US$395 million at that time) and (b) UF124,105 (unidades de fomento – Chilean indexed unit of value adjusted on a daily basis to reflect inflation of the previous month in Chile) (equivalent to approximately US$5 million at the time), at the same occasion it distributes the profits generated in 2015, and (ii) reduce the value of dividends that would be paid to BIC’s stockholders in relation to the distributable net income for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, BIC and CorpBanca held their Annual General Stockholders’ Meetings, when stockholders representing more than two thirds of each bank's capital approved the merger of BIC and CorpBanca, and the new provisions on dividend distribution agreed in the amendment to the Transaction Agreement.

On September 4, 2015, the last pending regulatory approval from the Chilean Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras) was obtained and the merger was completed on April 1, 2016, when we became the holders of the control of the surviving entity – Itaú CorpBanca – with 33.58% interest in capital. Therefore, Itaú CorpBanca succeeded Banco Itaú Chile regarding its assets, liabilities, rights, obligations and licenses.

At that same date, the Issuer and Corp Group entered into a stockholders’ agreement that included provisions regarding the election of management members, matters subject to the joint approval of the Issuer and Corp Group, as well as the transfer of shares between the Issuer and Corp Group and also for third parties.

Companies involved	Issuer, BIC, CorpGroup Interhold S.P.A., Inversiones Gasa Limitada, and CorpBanca.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	The Issuer’s interest in Itaú CorpBanca is approximately 35.71%of total shares. This percentage is the result of the share exchange ratio applied to BIC and CorpBanca’s shares, when the operation was completed in April 2016, and of the additional acquisition of Itaú CorpBanca’s shares in October 2016, under the terms of the Stockholders’ Agreement of the latter.
Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

Itaú BBA

Event	Partial spin-off of Banco Itaú BBA S.A (Itaú BBA).
Main conditions of the transaction

On January 31, 2014, the Stockholders’ Meetings of Itaú BBA and Itaú Unibanco S.A. (Itaú Unibanco) approved the partial spin-off of Itaú BBA and the transfer of a portion of the stockholders’ equity to Itaú Unibanco.

With this partial spin-off, Itaú BBA’s institutional treasury and corporate banking activities were transferred to Itaú Unibanco, including securities and loan portfolios and all other assets and liabilities related to such activities. Itaú BBA retained its investment banking and cash management activities.

The main motivation for this corporate restructuring process was the optimization of the Itaú Unibanco’s capital structure, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of the Itaú Unibanco Group in Itaú Unibanco.

This transaction was approved by the Central Bank of Brazil on May 2, 2014 and by the Central Bank of the Bahamas on May 12, 2014.

Companies involved	Itaú BBA and Itaú Unibanco.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.
Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

BMG

Event	Association with Banco BMG S.A. ("BMG"), aimed at offering, distributing and granting payroll loans in the Brazilian territory.
Main conditions of the transaction

On July 9, 2012, Itaú Unibanco entered into an association agreement with BMG, a privately-held Brazilian bank, aiming at the offering, distribution and sale of payroll loans in Brazil (“BMG Association”). The BMG Association is structured as a new financial institution, Banco Itaú BMG Consignado S.A. ("Itaú BMG Consignado"), controlled by Itaú Unibanco, with initial direct interest of 70% in the total voting capital. BMG initially held the remaining 30% of interest. The Association’s initial stockholders’ equity was one (1) billion reais. Itaú Unibanco is entitled to nominate the majority of the Board of Directors members and the majority of its officers, including the Chief Executive Officer. BMG is entitled to nominate the commercial, operations and collection officers of the BMG Association, subject to Itaú Unibanco’s approval.

Until the merger of operations described below, BMG shared its distribution channels operated by banking correspondents with Itaú BMG Consignado, which had the right to finance 70% of the payroll loans generated by these distribution channels. The remaining 30% were directly contracted by BMG.

The payroll loans granted to Itaú Unibanco’s clients through its branches and other exclusive channels remain separate from the operations related to the BMG Association. Itaú Unibanco and its affiliates are also entitled to offer their products and services to the BMG Association’s clients.

This transaction was approved by the Brazilian Antitrust Authority (CADE), and the definitive agreements regulating the BMG Association were executed on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party in connection with the BMG Association. This transaction was consummated on January 7, 2013. In April 2013, the Central Bank of Brazil confirmed the operation.

Additionally, on April 29, 2014, an agreement was entered into to establish the combination of the payroll loan activities of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased, fully subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco became the holder of a 60% interest in Itaú BMG Consignado‘s total and voting capital, and BMG became the holder of the remaining 40%.

Accordingly, from July 25, 2014, and during the term of the BMG Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling stockholders to offer payroll loans in the Brazilian territory, subject to certain exceptions set forth in the agreements that govern the BMG Association.

Companies involved	BMG and Itaú Unibanco
Effects arising from the transaction on the corporate structure, particularly on the

ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Itaú Unibanco S.A became the holder of 60% of Itaú BMG Consignado’s total and voting capital.
Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

15.8 Other relevant information

Additional Information on items 15.1/15.2

a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding.

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221137% of preferred shares and 3.544098% of BlackRock’s capital stock.

STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION

		BEGINNING
DATE	EVENT	BALANCE	EVENT	END BALANCE
03.30.2011	Beginning balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10.21.2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016.

Additional Information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the December 31, 2016 base date.

The number of outstanding shares stated in item 15.3 hereof refers to the March 31, 2017 base date.

ITEM 16. TRANSACTIONS WITH RELATED PARTIES

16.1. Describe the issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer and where it can be consulted

Our policy for transactions with related parties (Related Parties Policy) defines the concept of related party and establishes rules and procedures for this type of transactions. It provides that such transactions must be carried out in writing, under market conditions, in accordance with our internal practices (such as the guidelines set forth in our Code of Ethics) and disclosed in our financial statements, according to materiality criteria defined by accounting standards. Transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750, of June 30, 2009.

These transactions are carried out at amounts higher than a certain limit and are subject to additional internal corporate governance procedures. In December 2014, our Transactions with Related Parties Policy was amended to establish that transactions or sets of connected transactions with related parties involving, in the period of one year, amounts higher than R$1 million must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Additionally, these transactions are reported to our Board of Directors on a quarterly basis. To access our Transactions with Related Parties Policy, see: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Politica_para_Transacoes_de_Partes_Relacionadas_Ingl.pdf?title=Transactions With Related Parties Policy for our Related Parties Policy.

Instruction CVM No. 480/2009 requires that transactions with related parties that meet the conditions set forth by Schedule 30-XXXIII of such rule be disclosed within seven (7) business days of their occurrence, in accordance with the terms defined in such rule.

Additionally, Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (stockholder of IUPAR) and ITAÚSA, direct and indirect stockholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco – Previdência Complementar, and FUNBEP – Fundo de Pensão Multipatrocinado, closed private pension companies that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais, and Associação Cubo Coworking Itaú, entities maintained by Itaú Unibanco and subsidiaries to operate in their respective areas of interest;

•	The investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

16.2.Except for transactions carried out between the issuer and companies in which it directly or indirectly holds 100% of the capital stock, inform, with respect to transactions with related parties that, according to the accounting rules, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the past three years or that are in effect in the current year:

Transactions between companies included in the consolidation were eliminated from the financial statements and also consider the absence of risk.

a) Name of the related parties

•	Itaúsa Investimentos S.A. – Affiliated company

•	Duratex S.A. – Non-financial subsidiary of Itaúsa

•	Itaúsa Empreendimentos S.A. – Non-financial subsidiary of Itaúsa Investimentos S.A.

•	ITH Zux Cayman Company Ltd. – Non-financial subsidiary of Itaúsa Investimentos S.A.

•	Elekeiroz S.A. – Non-financial subsidiary of Itaúsa

•	Itautec S.A. – Non-financial subsidiary of Itaúsa

•	Fundação Itaú Unibanco – Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	FUNBEP – Fundo de Pensão Multipatrocinado – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Instituto Itaú Cultural – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Instituto Unibanco – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Fundação Itaú Social – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Instituto Unibanco de Cinema – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Associação Itaú Viver Mais – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Associação Cubo Coworking – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

b) Relationship of the parties with the issuer

See items a), e) and f)

c) Date of transaction

See items e) and f)

d) Subject matter of the agreement

•	Securities and derivative financial instruments

•	Interbank deposits

•	Repurchase agreements

•	Donations for investments in social projects in accordance with Law No 8,313/91 Article 26

•	Rental for the use of common structure

e) Whether the issuer is a creditor or debtor

See item f)

f) Amount involved in the transaction

Name of the Related Party	Relationship of the parties with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Result	Duration (due date)	Corresponding amount of such related party in the transaction, if it can be calculated	Related guarantees and insurance	This relationship is a loan or other type of debt	Nature and reasons for the transaction
Itaúsa Empreendimentos S.A.	ITAÚSA's non-financial subsidiary		Repurchase agreements	-	-	(7.43)		N/A	No	No	Funding
Itaúsa Investimentos Itaú S.A.	Affiliated company		Repurchase agreements	(12.55)	(12.55)	-		N/A	No	No	Funding
Duratex S.A.	ITAÚSA's non-financial subsidiary	02/22/2016 to 07/18/2016	Repurchase agreements	(17.58)	(17.58)	(3.65)	02/14/2016 to 07/18/2018	N/A	No	No	Funding
Elekeiroz S.A.	ITAÚSA's non-financial subsidiary		Repurchase agreements	(3.46)	(3.46)	(0.66)		N/A	No	No	Funding
Itautec S.A.	ITAÚSA's non-financial subsidiary	12/09/2015 to 09/28/2016	Repurchase agreements	(1.09)	(1.09)	(3.34)	11/29/2017 to 09/28/2018	N/A	No	No	Funding
Olímpia Promoçãoe Serviços S.A.	Subsidiary	05/27/2016 to 12/27/2016	Repurchase agreements	(13.51)	(13.51)	(1.59)	10/23/2017 to 02/28/2030	N/A	No	No	Funding
Conectcar Soluções de Mobilidade Eletrônica S.A.	Affiliated company	03/28/2016 to 12/27/2016	Repurchase agreements	(24.43)	(24.43)	-	04/17/2017 to 06/13/2018	N/A	No	No	Funding
Itaúsa Investimentos S.A.	ITAÚSA's non-financial subsidiary	01/01 to 12/31/2016	Amounts receivable from/ (payable to) related companies	-	-	2.79	12/31/2016	N/A	No	No	Administration fee of portfolios
Itaúsa Empreendimentos S.A.	ITAÚSA's non-financial subsidiary	01/01 to 12/31/2016	Amounts receivable from/ (payable to) related companies	-	-	0.25	12/31/2016	N/A	No	No	Administration fee of portfolios
Olímpia Promoção e Serviços S.A.	Affiliated company	01/01 to 12/31/2016	Amounts receivable from/ (payable to) related companies	(1.85)	(1.85)	(24.55)	12/31/2016	N/A	No	No	Promotion of business, commissions of financial products.
Fundação Itaú Unibanco - Previdência Complementar	Private pension plan entity	01/01 to 12/31/2016	Amounts receivable from/ (payable to) related companies	(127.30)	(127.30)	44.32	12/31/2016	N/A	No	No	Administration fee of portfolios
FUNBEP - Fundo de Pensão Multipatrocinado	Private pension plan entity	01/01 to 12/31/2016	Amounts receivable from/ (payable to) related companies	0.32	0.32	5.69	12/31/2016	N/A	No	No	Administration fee of portfolios
Itaúsa Investimentos Itaú S.A.	Affiliated company	01/01 to 12/31/2016	Rent expenses	-	-	(2.20)	12/31/2016	N/A	No	No	Rent for using common structure
Fundação Itaú Unibanco - Previdência Complementar	Private pension plan entity	01/01 to 12/31/2016	Rent expenses	-	-	(44.08)	12/31/2016	N/A	No	No	Rent for using common structure
FUNBEP - Fundo de Pensão Multipatrocinado	Private pension plan entity	01/01 to 12/31/2016	Rent expenses	-	-	(12.57)	12/31/2016	N/A	No	No	Rent for using common structure
Institute Itaú Cultural	Non-profit organization	01/01 to 12/31/2016	Donation expenses	-	-	(86.93)	N/A	N/A	No	No	Donations for social project investments
Associação Clube "A"	Non-profit organization	01/01 to 12/31/2016	Donation expenses	-	-	(0.92)	N/A	N/A	No	No	Donations for social project investments

g) Existing balance

See item f)

h) Amount corresponding to the interest of the related party in the transaction, if it can be calculated

Not applicable.

i) Related guarantees and insurances

Not applicable.

j) Term of the relationship

See item f)

k) Termination or extinction conditions

Not applicable.

l) When the relationship is a loan or other type of debt, please also state:

i – Nature and reasons for the transaction

ii – Interest rate charged

Not applicable.

16.3. With respect to each of the transactions or group of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest; and b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

The consolidated transactions presented in Item 16.2, base date December 31, 2016, between Itaú Unibanco Holding S.A. and related parties were carried out at amounts, rates and terms that are usual in the market, on an arm’s length basis, and, therefore, they do not give rise to any benefit or loss for the parties, particularly:

•	Interbank deposits – rates and terms agreed upon are similar to those applied to transactions in the market;

•	Securities – rates and terms agreed upon are similar to those applied to transactions in the market;

•	Repurchase agreements – rates used are similar to those in transactions with third parties;

•	Donations – made in compliance with the entities’ respective bylaws and social projects to be implemented;

•	Rental expenses – in accordance with usual market practices, subject to annual adjustment at the variation of IGPM/FGV (general market price index published by Fundação Getulio Vargas);

•	Amounts payable to related companies – price adjustment related to the purchase of investment the variation of which is reflected in accordance with the change in the market value of the purchased investment;

•	Revenue (Expenses) from the Provision of Services – custody, brokerage and portfolio management services.

16.4. Supply other information that the issuer may deem relevant

Not applicable.

ITEM 17. Capital

17.1. Prepare a table containing the following information on capital:

a) issued capital, separated by class and type

b) subscribed capital, separated by class and type

c) paid-up capital, separated by class and type

d) term for the payment of unpaid capital, separated by class and type

e) authorized capital, stating number of shares, value and authorization date

	Authorized capital	Issued capital	Subscribed capital	Paid-up capital
In Brazilian reais	-	97,148,000,000.00	97,148,000,000.00	97,148,000,000.00
In shares	8,784,600,000	6,582,307,543	6,582,307,543	6,582,307,543
Common shares	4,392,300,000	3,351,744,217	3,351,744,217	3,351,744,217
Preferred shares	4,392,300,000	3,230,563,326	3,230,563,326	3,230,563,326
Date of the last authorization	09/14/2016	09/14/2016	09/14/2016	09/14/2016
Term for the payment of capital that has not yet been paid up	-	-	-	-

f) securities convertible into shares and conditions for conversion:

Not applicable

17.2. Capital increases

See information in item 17.5 of this Form.

17.3 - Information on splits, reverse splits and bonus shares

	Number of shares before approval (Unit)			Number of shares after approval (Unit)
Date of approval	Number of common shares	Number of preferred shares	Number of total shares	Number of common shares	Number of preferred shares	Number of total shares
Bonus shares
09/14/2016	3 047 040 198	2 936 875 751	5 983 915 949	3 351 744 217	3 230 563 326	6 582 307 543
Bonus shares
04/29/2015	2 770 036 544	2 760 796 137	5 530 832 681	3 047 040 198	3 036 875 751	6 083 915 949
Bonus shares
04/23/2014	2 518 215 040	2 509 814 670	5 028 029 710	2 770 036 544	2 760 796 137	5 530 832 681

17.4. Information on capital reduction

Justification for not filling out the table:

No capital reduction.

17.5 – Other relevant information

Item 17.1 – Information - Capital

The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016.

Item 17.2 – Capital increases

I – Supplementary information related to changes in the Company’s capital that took place in the past three years.

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase	Number of securities issued	Issue price	Payment method	Criterion	Private or public subscription	% in relation to last capital
04/23/2014	Stockholders’ Meeting	04/23/2014	R$ 15,000,000,000.00	251,821,504 book-entry common shares 250,981,467 book-entry preferred shares	29.832759	Reserve capitalization and bonus shares	N/A	N/A	25.0000000000
04/29/2015	Stockholders’ Meeting	04/29/2015	R$ 10,148,000,000.00	277,003,654 book-entry common shares 276,079,614 book-entry preferred shares	18.348051	Reserve capitalization and bonus shares	N/A	N/A	13.53066666666
09/14/2016	Stockholders’ Meeting	09/14/2016	R$ 12,000,000,000.00	304,704,019 book-entry common shares 293,687,575 book-entry preferred shares	20.053757	Reserve capitalization and bonus shares	N/A	N/A	14.09310846996

II – Bonus Shares – April 23, 2014

At the Extraordinary General Stockholders’ Meeting held on April 23, 2014, our stockholders approved the increase in capital stock in the amount of R$15,000,000,000.00 (fifteen billion reais), with said capital stock increasing to R$75,000,000,000.00 (seventy-five billion reais) from R$60,000,000,000.00 (sixty billion reais) through the capitalization of the amounts recorded in the Issuer’s Revenue Reserves.

The capital increase will be effected through a bonus in shares with the issue of 502,802,971 new shares, being 251,821,504 common and 250,981,467 preferred shares, to be granted free of charge to stockholders as a bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, with treasury stock also being entitled to these bonus rights. The distribution of dividends policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank on May 19, 2014.

III – Bonus Shares – April 29, 2015

At the Extraordinary General Stockholders’ Meeting held on April 29, 2015, our stockholders approved the increase in capital stock in the amount of R$10,148,000,000.00 (ten billion and one hundred forty-eight million reais), with said capital stock increasing from to R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais) from R$75,000,000,000.00 (seventy-five billion reais), through the capitalization of the amounts recorded in the Issuer’s Revenue Reserves.

The capital increase will be effected through a bonus in shares with the issue of 553,083,268 new shares, being 277,003,654 common and 276,079,614 preferred shares, to be granted free of charge to stockholders as a bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, with treasury stock also being entitled to these bonus rights. The distribution of dividends policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank on June 25, 2015.

IV – Bonus Shares – September 14, 2016

At the Extraordinary General Stockholders’ Meeting held on September 14, 2016, our stockholders approved the increase in capital stock in the amount of R$12,000,000,000.00 (twelve billion reais), with said capital stock increasing to R$97,148,000,000.00 (ninety-seven billion, one hundred and forty-eight million reais) from R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais), through the capitalization of the amounts recorded in the Issuer’s Revenue Reserves.

The capital increase will be effected through a bonus in shares with the issue of 598,391,594 new shares, being 304,704,019 common and 293,687,575 preferred shares, to be granted free of charge to stockholders as a bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, with treasury stock also being entitled to these bonus rights. The distribution of dividends policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank on September 23, 2016.

ITEM 18. SECURITIES

18.1. Rights of shares

a) right to dividends;

b) voting right;

c) convertibility into another class or type of share, indicating:

i. conditions;

ii. effects on capital;

d) rights to capital reimbursement;

e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake;

f) restrictions on outstanding securities;

g) conditions for changing the rights assured by such securities;

h) Possibility of redemption of shares, indicating:

i. cases for redemption;

ii. formula for calculating the redemption amount;

i) other relevant characteristics;

j) foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country in which the foreign issuer’s securities are held

Type of shares or CDA	Common shares
Tag Along	80%

Right to dividends	Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.

Preferred shares will confer their holders priority in the payment of an annual minimum dividend of R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority of dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting right	Full

Convertibility	No

Rights to capital reimbursement	Yes

Description of capital reimbursement characteristics	In the case of the liquidation of the issuer, stockholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer's obligations.

In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in Annual General Stockholders' Meeting may leave the Issuer, upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the

Restriction on outstanding securities	No

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by the securities issued by the Issuer.

Yes, as set forth by current legislation

possibility of redemption of shares, indicating: cases for redemption	Definitive withdrawal of redeemable shares as set forth by current legislation
formula for the calculation of the redemption a	Not applicable
Other relevant characteristics	Not applicable
Characteristics of foreign issuers' shares	Not applicable

18.1. Rights of shares

a) right to dividends

b) voting right

c) convertibility into other class or type of share, indicating:

i. conditions

ii. effects on capital

d) rights to capital reimbursement

e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake

f) restrictions on outstanding securities

g) conditions for changing the rights assured by such securities

h) possibility of redemption of shares, indicating:

i. cases for redemption

ii. formula for the calculation of the redemption amount

i) other relevant characteristics

j) foreign issuers must identify the differences between the characteristics described in items “a” to “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country in which the foreign issuer’s securities are held

Type of shares of CDA	Preferred shares
Tag Along	80%
Right to dividends

Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.

Preferred shares will confer their holders priority in the payment of an annual minimum dividend of R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority of dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting right	None (except in accordance with Article 111, paragraph 1 of Brazilian Corporate Law)
Convertibility	No
Rights to capital reimbursement	Yes
Description of capital reimbursement characteristics	In the case of the liquidation of the issuer, stockholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer's obligations.

In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in Annual General Stockholders' Meeting may leave the Issuer, upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share.
Restriction on outstanding securities	No
Conditions for changing the rights	There are no requirements in the Bylaws additional to those existing in the law that change the rights
assured by such securities	assured by the securities issued by the Issuer.
Possibility of redemption of shares, indicating:	Yes, as set forth by current legislation
cases for redemption	Definitive withdrawal of redeemable shares as set forth by current legislation
formula for the calculation of the redemption a	Not applicable
Other relevant characteristics	Not applicable

Characteristics of foreign issuers' shares	Not applicable

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant stockholders or that force them to carry out a public offering

Not applicable.

18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the bylaws

Not applicable.

18.4. In a table, please inform the trading volume, as well as the average daily price and the highest and lowest prices of securities traded at stock exchanges or organized over-the-counter markets, in each of the quarters of the past three years

18.4. Trading volume and the highest and lowest prices of securities traded

18.4. In a table, please inform the trading volume, as well as the average daily price and the highest and lowest prices of securities traded at stock exchanges or organized over-the-counter markets, in each of the quarters of the past three years

2016
Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2016	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 28,822,513,019	R$ 30.51	R$ 20.74	R$ 24.48	R$ per unit
06/30/2016	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 25,601,436,010	R$ 31.26	R$ 25.32	R$ 27.87	R$ per unit
09/30/2016	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 24,921,993,550	R$ 33.71	R$ 27.27	R$ 31.61	R$ per unit
12/31/2016	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 28,619,767,856	R$ 38.84	R$ 31.01	R$ 34.75	R$ per unit
03/31/2016	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 283,813,329	R$ 26.09	R$ 19.54	R$ 21.94	R$ per unit
06/30/2016	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 213,129,695	R$ 26.82	R$ 22.27	R$ 24.23	R$ per unit
09/30/2016	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 250,017,122	R$ 29.45	R$ 23.21	R$ 27.32	R$ per unit
12/31/2016	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 298,370,767	R$ 33.49	R$ 27.28	R$ 30.08	R$ per unit

2015
Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2015	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 28,077,438,130	R$ 34.15	R$ 29.52	R$ 31.66	R$ per unit
06/30/2015	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 28,891,296,729	R$ 35.91	R$ 29.45	R$ 32.82	R$ per unit
09/30/2015	Shares	Preferred	Stock exchange	BM&FBOVESPA SA.	R$ 30,759,592,554	R$ 32.11	R$ 24.72	R$ 28.39	R$ per unit
12/31/2015	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 29,041,803,513	R$ 30.29	R$ 26.00	R$ 27.83	R$ per unit
03/31/2015	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 263,231,927	R$ 30.79	R$ 27.00	R$ 28.77	R$ per unit
06/30/2015	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 229,563,127	R$ 32.66	R$ 28.49	R$ 30.51	R$ per unit
09/30/2015	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 133,236,076	R$ 30.71	R$ 23.81	R$ 26.94	R$ per unit
12/31/2015	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 166,426,126	R$ 28.00	R$ 23.85	R$ 25.59	R$ per unit

2014
Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2014	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 21,254,591,034	R$ 28.05	R$ 23.89	R$ 25.65	R$ per unit
06/30/2014	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 21,329,171,908	R$ 31.49	R$ 27.77	R$ 29.87	R$ per unit
09/30/2014	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 25,876,191,313	R$ 37.84	R$ 28.47	R$ 33.06	R$ per unit
12/31/2014	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 33,763,340,171	R$ 37.07	R$ 27.57	R$ 32.52	R$ per unit
03/31/2014	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 265,972,522	R$ 26.39	R$ 21.74	R$ 23.84	R$ per unit
06/30/2014	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 233,956,143	R$ 29.39	R$ 25.89	R$ 27.77	R$ per unit
09/30/2014	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 737,471,671	R$ 35.26	R$ 26.86	R$ 30.57	R$ per unit
12/31/2014	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 350,035,483	R$ 32.64	R$ 24.64	R$ 29.09	R$ per unit

18.5. Describe securities issued in Brazil other than shares and that are not yet due or have not been redeemed, indicating

a) identification of the security

b) number

c) total face value

d) date of issue

e) debt balance overdue at the end of the previous fiscal year

f) restrictions on outstanding securities

g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating:

i. conditions

ii. effects on capital

h) possibility of redemption, indicating:

i. cases for redemption

ii. formula for the calculation of the redemption amount

i) When the securities are debt related, please indicate, when applicable:

i. the maturity, including early maturity conditions

ii. interest

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated

v. possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends,
•	the disposal of certain assets,
•	the contracting of new debt,
•	the issue of new securities, and
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries

vi. the fiduciary agent, indicating the main terms of the agreement

j) any conditions for changing the rights assured by such securities

k) other relevant characteristics

Not applicable. For securities issued abroad by Itaú Unibanco Holding S.A., see item 18.8.

18.6. Brazilian markets in which the issuer’s securities are admitted for trading

The shares of Itaú Unibanco were listed for trading on BM&FBOVESPA on March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944.

In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that spontaneously signed up to the Differentiated Corporate Governance Index of BM&FBOVESPA – Level I on June 22, 2001.

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

	ITUB (ADS - American Depositary Share)	ITUB4 (CEDEAR - Argentinean Certificates of Deposits)	Medium-Term Note Programme
a. country	United States of America	Argentina	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Buenos Aires Stock Exchange	Luxembourg Stock Exchange
c. administrative entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Comisión Nacional de Valores	Commission de Surveillance du Secteur Financier
d. date of admission for trading	May 31, 2001	April 28, 1998	Depending on the issue
e. if applicable, indicate the trading segment	Level II	-	Euro MTF
f. date the securities were first listed in the trading segment	February 21, 2002	April 28, 1998	Depending on the issue
g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	53,5% (1)	N/A	N/A
h. If applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares	28,9% (2)	N/A	N/A
i. if applicable, depository bank	The Bank of New York Mellon	N/A	The Bank of New York Mellon
j. If applicable, custodian institution	Itaú Unibanco Holding S.A.	N/A	The Bank of New York Mellon

(1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2016.

(2) Balance of outstanding ADSs or CEDEARs in relation to the preferred shares of capital stock outstanding at December 31, 2016.

In the United States

Our preferred shares are traded on the NYSE, in the form of American Depositary Shares (or ADSs, one ADS represents one preferred share), since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements under IFRS since 2011 and compliance with U.S. legislative requirements, including the Sarbanes-Oxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement dated May 31, 2001, as amended and restated on February 20, 2002 and on March 30, 2009, effective from April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

We do not treat ADS holders as our shareholders and ADS holders have no stockholder rights, which are governed by Brazilian Corporate Law.. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADSs have ADS holder rights.

An investor may hold the ADSs directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADSs do not have the same rights as our stockholders, depositary and holders of corresponding shares in Brazil. The deposit agreement determines the rights and obligations of the ADS holders and is governed by New York Law.

In the event of a capital increase that maintains or increases the proportion of our capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to preferred shares in proportion to their interests and to common shares only to the extent necessary to prevent dilution of their interests.

In Argentina

We had issued Argentinean Certificates of Deposits (CEDEAR) until December 2016, on the BCBA, which represent shares of foreign companies traded in Argentina. Our CEDEARs were backed by our preferred shares and they were traded on the Buenos Aires Stock Exchange (BCBA).

In 2017, we requested to the Comisión Nacional de Valores (CNV), regulator in Argentina, the suspension of trading of our deposit certificates and the cancellation of our CEDEAR program; on March 10, 2017, we obtained this authorization from the regulatory body. We also requested the cancellation of the CEDEAR program on the CVM and are awaiting the formal authorization from this body.

18.8. Describe securities issued abroad, when relevant, indicating, if applicable:

a) identification of the security, indicating the jurisdiction;

b) number;

c) total face value;

d) issue date;

e) debt balance overdue at the end of the previous fiscal year;

f) restrictions on outstanding securities;

g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating:

i. conditions;

ii. effects on capital;

h) possibility of redemption, indicating:

i. cases for redemption;

ii. formula for the calculation of the redemption amount;

i) When the securities are debt related, please indicate, when applicable:

i. the maturity, including early maturity conditions

ii. interest;

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee;

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated;

v. possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends;
•	the disposal of certain assets;
•	the contracting of new debt;
•	the issue of new securities; and
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries.

vi any conditions for changing the rights assured by such securities;

vii other relevant characteristics.

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Programme)

On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., acting through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes; (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of the Subordinated Notes; (ix) the seventh issue of Subordinated Notes; and (x) the eighth issue of Unsecured Notes, all issued within the scope of the Program.

First Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,000,000,000.00

d. Issue Date: April 15, 2010.

e. Debt balance on December 31, 2016: R$3,296,960,336.31

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2020.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co., and Morgan Stanley & Co. Incorporated. The Dealers can be changed by the issuer at any time.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was April 15, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E –“Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Second Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,000,000,000.00

d. Issue Date: September 23, 2010.

e. Debt balance on December 31, 2016: R$3,352,334,242.74

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E –“Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Third Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: BRL500,000,000.00

d. Issue Date: November 23, 2010.

e. Debt balance on December 31, 2015: The issue was settled on November 23, 2015.

Reopening of the Second Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$250,000,000.00, being the second issue total amount, jointly with the first series, which is US$1,250,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date: January 31, 2011.

e. Debt balance on December 31, 2016: R$814,775,000.00

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the second issue of Notes and are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E –“Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Fourth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$500,000,000.00

d. Issue Date: June 21, 2011.

e. Debt balance on December 31, 2016: R$1,646,847,258.60

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2011.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type:

Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International S.A. – London Branch, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E –“Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the

Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Reopening of the Fourth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, which is US$1,050,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date: January 24, 2012.

e. Debt balance on December 31, 2016: R$1,792,505,000.00

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of Notes and are the second series of the fourth issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012.

Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E –“Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Fifth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,250,000,000.00

d. Issue Date: March 19, 2012.

e. Debt balance on December 31, 2016: R$4,082,895,002.54

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is March 19, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.65% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2012.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E –“Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Sixth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,375,000,000.00

d. Issue Date: August 6, 2012.

e. Debt balance on December 31, 2016: R$4,580,534,913.26

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is August 6, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.50% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 06 and August 06, beginning February 06, 2013.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated.

See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC, and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 6, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E –“Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Seventh Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,870,000,000.00

d. Issue Date: November 13, 2012

e. Debt balance on December 31, 2016: R$6,136,162,864.10

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is May 13, 2023.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.125% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 13 and November 13, beginning May 13, 2013.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type:

Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC, and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by this stock exchange. The first day of listing of the Notes was November 13, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E –

“Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Eighth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: USD1,050,000,000.00

d. Issue Date: May 26, 2015.

e. Debt balance on December 31, 2016: R$3,431,074,082.25

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: The Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is May 26, 2018.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission.

In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter.

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 2.85% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015.

iii.	Guarantees: Not applicable.

iv.	Type: Unsecured.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debt: Not applicable.
•	the issue of new securities: Not applicable.
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for other modifications that do not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

vii.	Other relevant characteristics:

The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations.

The Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: BB Securities Ltd.; Citigroup Global Markets Inc.; Itaú BBA International plc; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Santander Investment Securities Inc.

Requests for both the listing of the Notes in the official trading list of the Luxembourg Stock Exchange and for admission to trade the Notes in the Euro MTF market of the same exchange will be submitted.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was on May 26, 2015.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item E –“Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

18.9. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities

Not applicable.

18.10. Should the issuer have made a public offering of securities, indicate:

a) how the funds arising from the offering were used

Not applicable. No public offering of securities was carried out.

b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering

Not applicable. No public offering of securities was carried out.

c) if there was any deviation, the reasons for such deviation

Not applicable. No public offering of securities was carried out.

18.11. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties

Not applicable.

18.12. Other information considered relevant

Not applicable.

ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES

19.1 - Information on issuer's repurchase plans

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares (Unit)	Average purchase	Quoting factor	% of shares acquired
05/25/2017	05/26/2017 to	0.00	Common		10,000,000	3.15	0	0.00	R$ per unit	0.000000
	11/26/2018		Preferred		50,000,000	1.55	0	0.00	R$ per unit	0.000000
Other characteristics: Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level 1 Corporate Governance.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
02/01/2016	02/03/2016 to	0.00	Common		10,000,000	3.474074	0	0.00	R$ per unit	0.000000
	08/02/2017		Preferred		50,000,000	1.756396	49,787,900	34.82	R$ per unit	99.576000
Other characteristics: Note: 1) Capital Reserves / Reserve of Goodwill on Issuance of Shares and Revenue Reserves/ Reserve for Working Capital Increase; 2) Purchase of 38,087,900 shares in the period from 02.03.2016 to 04.30.2017; 3) Purchase of 49,787,900 shares in the period from 02.03.2016 to 05.24.2017; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 5) Early termination at the Board of Directors’ Meeting held on May 25th, 2017.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
08/27/2015	08/28/2015 to	0.00	Common		11,000,000	3.822281	0	0.00	R$ per unit	0.000000
	08/26/2016		Preferred		50,000,000	1.711276	49,980,000	27.33	R$ per unit	99.960000
Other characteristics: Note: 1) Capital Reserves / Reserve of Goodwill on Issuance of Shares and Revenue Reserves/ Reserve for Working Capital Increase; 2) Purchase of 41,990,000 shares in the period from 08.28.2015 to 12.31.2015; 3) Purchase of 49,980,000 shares in the period from 08.28.2015 to 01.15.2016; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 5) Early termination at the Board of Directors’ Meeting held on February 1, 2016.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
07/30/2015	08/05/2015 to	0.00	Common		11,000,000	4.206117	0	0.00	R$ per unit	0.000000
	08/04/2016		Preferred		55,000,000	2.066282	30,380,000	27.11	R$ per unit	55.236363
Other characteristics: Note: 1) Capital Reserve/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 3) Early termination at the Board of Directors’ Meeting held on August 27, 2015.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
11/27/2014	12/16/2014 to	0.00	Common		10,000,000	3.823879	0	0.00	R$ per unit	0.000000
	12/15/2015		Preferred		50,000,000	1.858944	40,154,800	34.10	R$ per unit	80.309600
Other characteristics: Note: 1) Capital Reserve/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 3) Early termination at the Board of Directors’ Meeting held on July 30, 2015.

19.2 - Changes in the securities held in treasury:

a. initial number of securities;

b. number of securities purchased;

c. weighted average purchase price;

d. number of securities disposed of;

e. weighted average disposal price;

f. number of securities cancelled;

g. final number of securities;

h. percentage in relation to outstanding securities of the same class and type.

Due to the bonus shares made in the fiscal year of 12/31/2013, 12/31/2014, 7/17/2015 and on 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry shares, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016.

19.3. Regarding the securities held in treasury at the end of the last fiscal year, indicate, in a table format, on a monthly basis, segregating by kind (class and kind):

a) number;

b) weighted average price of acquisition;

c) percentage in relation to outstanding securities of same class and type.

Base period	Year	Kind (class and type)	Number	Weighted average price of acquisition (in R$)		% in relation to outstanding securities of same class and type
January	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	170,552,650	R$	25.06	6.0%
February	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	157,197,934	R$	-	5.5%
March	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	155,228,709	R$	-	5.4%
April	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	155,022,579	R$	-	5.4%
May	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	154,187,410	R$	-	5.3%
June (*)	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	54,187,410	R$	-	1.9%
July	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	52,897,323	R$	-	1.8%
August	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	47,620,265	R$	-	1.6%
September	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	46,834,578	R$	-	1.6%
October (**)	2016	Common shares	3,074	R$	-	0.0%
		Preferred shares	49,808,900	R$	-	1.6%
September	2016	Common shares	3,074	R$	-	0.0%
		Preferred shares	49,656,027	R$	35.71	1.6%
December	2016	Common shares	3,074	R$	-	0.0%
		Preferred shares	69,604,462	R$	32.86	2.2%

(*) Cancellation of shares - A/ESM of 04/24/2016
(**) Bonus shares - ASM of 09/14/2016

ITEM 20. SECURITIES TRADING POLICY

20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the fiscal council or of any body created by a statutory provision that performs technical or advisory functions, informing:

We are subject to the rules established by the Brazilian Corporate Law and CVM Instruction No. 358/02, regarding the trading of securities issued by us. Additionally, although it has never been compulsory, since 2002 we have adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include the monitoring of transactions by those that adhere to the policy on the securities issued by us.

Moreover, we have a Disclosure and Trading Committee (originating from the merger, in 2006, of the Disclosure Committee and the Trading Committee, both created in 2002), whose main duty is to manage the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”).

Besides the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have policies that are even more specific and strict in order to avoid the undue use of insider information to obtain personal advantage.

a) date of approval

The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure that they are in line with the best corporate governance practices. The latest change was made on October 27, 2016.

b) insiders

For the purpose of the Trading Policy, insiders are: (i) direct or indirect controlling stockholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Fiscal Council or any bodies created by a statutory provision that performs technical or advisory functions of the Issuer; (ii) members of the statutory bodies of companies in which we are the only controlling stockholder, provided that said company does not have its own policy for the trading of securities; (iii) anybody who, in view of their job, duty or position in the Issuer, our parent company, or our subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependent included in the annual income tax return of people indicated in items (i), (ii), and (iii), including the six-month term beginning on the resignation date; (v) people mentioned in items (i), (ii), and (iii) of this sub item who resigned from the Issuer of companies in which we are the only controlling stockholder, during the six-month term beginning on the resignation date; (vi) those who have a business, professional or trust relationship with us, such as independent auditors, securities analysts, consultants, and institutions that are part of the distribution system; and (vii). our former managers or the former managers of our subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns.

In addition, the people who are equivalent to insiders are: (a) the managers of portfolio and investment funds, companies or other institutions or entities in which insiders are the only quotaholders or stockholders, or in which they may influence trading decisions; (b) any legal entity directly or indirectly controlled by insiders; and (c) any person who has had access to information on a material act or fact through whether any of the insiders.

We also have compliance teams that, together with the officers of each area, identify persons who shall be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system.

Our system has approximately 9,512 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc.).

c) main characteristics

The Trading Policy is managed by the Investor Relations Officer, assisted by the Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving the information flow and upholding the ethical conduct of the management members and employees who are subscribers to the policies. Regarding the Disclosure and Trading Policies, it is incumbent upon this committee: i advise the Investor Relations Officer; ii review the policies and recommend the Board of Directors any applicable change; iii resolve on possible questions about the interpretation of the policies texts; iv define the necessary actions to divulge and disseminate such changes, including to the Issuer’s employees; v assist the Investor Relations Officer in investigating and deciding on any violation thereof, reporting possible infringements to the Integrity and Ethics Committee and to the Board of Directors, as applicable; vi analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and vii offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law.

The Trading Policy sets forth several duties, among of which are:

Monthly disclosure of trading information:

i. officers, members of the Board of Directors, the Fiscal Council or of any bodies created by a statutory provision, that performs technical or advisory functions of the Issuer, should inform the Issuer the ownership and trading of securities issued by the Issuer or its subsidiaries or listed controlling companies or referenced thereto, including derivatives, and: a) the communication should be done in the first business day after the date the person is invested in the position or maximum five days after each trade is carried out; b) the communication must include the securities held by the person’s spouse from whom he/she is not legally separated, partner, any other dependent included in the annual income tax return, and companies he/she directly or indirectly controls;

ii. the Issuer should inform the ownership and the trading of securities issued by it by itself, its subsidiaries and affiliates;

iii. the communication of the transactions described in items “i” and “ii” above should be sent to CVM and, as the case may be, to BM&FBOVESPA and to SEC, NYSE and other stock exchanges and entities of organized over-the-counter market in which the securities of the Issuer are admitted for trading, within a term of 10 days after the end of the month that required the communication;

Disclosure of relevant trading activities:

i. any corporate entity or individual, or group of individuals, acting as a group or representing a common interest, which carry out relevant trading activities, these being the business or group of business through which the direct or indirect interest surpasses the upper and lower levels of 5%, 10% or 15%, and so on, of type or class of shares in the Issuer’s capital stock, should report this fact to the Issuer, and: a) this obligation also extends to the acquisition of any rights to shares and other securities and derivative financial instruments referenced to these shares, even though physical settlement is not expected; b) this communication should be made immediately after these transactions are completed, and the Reference Form should be updated within seven business days from the date the relevant trading activity occurred.

d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders may not: i. trade in securities issued by the Issuer or its subsidiaries (in Brazil or abroad), or referenced thereto, from the acknowledgment date to the disclosure date, including of the material act or fact to the market (the Investor Relations Officer may, regardless of justification or the existence of undisclosed material act or fact, determine exceptional black-out periods); ii. buy or sell securities before the end of a period of 180 days of the last disposal or acquisition of securities on stock exchanges or organized over-the-counter markets, respectively; iii. trade whenever an intention exists of entering into an incorporation, a total or partial spin-off, a merger, a transformation or a corporate reorganization; iv. rent shares or any other securities; v. operate with stock options, sell shares at forward markets or trade shares at futures markets; vi. trade in the period between the decision made by the proper corporate body to increase capital, distribute dividends, grant bonus on shares or on assets referenced thereto, approve split, reverse split, subscription of shares and the publication of the respective notices or announcements; and vii. trade within the period of fifteen (15) days prior to (a) the disclosure of the Issuer’s quarterly information and annual information, or (b) the publication of the notice that will make them available to stockholders, according to the disclosure schedule of the current year.

Additionally, direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions, or members of the statutory bodies of companies in which the Issuer is the only controlling stockholder, are prohibited to trade in if: a. they have not announced their intention to Itaú Corretora de Valores S.A. to trade securities issued by the Issuer and its subsidiaries, or referenced thereto, up to 10:30 a.m. of the same day they intend to do so; b. they have traded securities issued by the Issuer and its subsidiaries, or referenced thereto, for up to three days, or 60% of the business days, of the same week (this prohibition will not apply if the Issuer, its subsidiaries, affiliates or another company under common control do not trade in treasury shares); and c. the treasury department of the Issuer, its subsidiaries, affiliates or another company under common control trades shares issued by the Issuer as a result of a crisis or other economic facts implying high volatility of prices and/or low market liquidity, or as determined by their respective Investor Relations Officers.

The Trading Policy also prohibits the Issuer to purchase its own shares in the period described in items i. and vii. above. Moreover, the Board of Directors is prohibited from resolving on the acquisition or disposal of shares of own issue, should an agreement or contract have been entered into for the transfer of shareholding control, or should an option or general authority for the same purpose have been granted, or should an intention exist of carrying out a takeover, a total or partial spin-off, a merger, a transformation or a corporate reorganization of the Issuer, and as long as the transaction has not been made public by means of the disclosure of material fact.

In order to trade securities issued by us or referred to them, the persons related to the Trading Policy should solely make use of the securities brokers of the Itaú Unibanco Conglomerate, which have controls to prevent the transactions described above from breaching the Trading Policy, as applicable, and are also monitored by the compliance teams.

e) where the policy can be found

The Trading Policy is available on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), in Corporate Governance – Rules and Policies.

20.2. Supply other information that the Issuer may deem relevant

In November 2004, following a detailed national and international survey of the best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for the trading of treasury shares. These rules now govern our trading of own shares on stock exchanges.

In the management’s view, our adopting these rules has brought many benefits, including reducing operational, financial and strategic risks, creating an in-house culture for these operations in capital markets, minimizing possible market concentration or improper pricing, and bolstering a securities repurchase strategy focused on the preservation of liquidity and value to stockholders. All this has led to greater transparency in this type of operation.

Share Buyback Program

We have a share buyback program approved by our Board of Directors. As disclosed to the market through a material fact, the last approval was granted on February 1, 2016 and authorized the acquisition of up to 10,000,000 common shares and 50,000,000 preferred shares issued by us, with no capital decrease, to be held in treasury, cancelled or replaced in the market. We clarify that it is incumbent upon the Executive Board to develop opportunities for acquisition of these shares on stock exchanges at market value, in the period from February 3, 2016 to August 2, 2017.

Aiming at increasing transparency with the market, we disclose monthly the number of shares acquired under our share buyback program on our Investor Relations website (http://www.itau.com.br/investor-relations/announcements-and-meetings).

For information on the history of previous buyback programs, see to item 19.1.

ITEM 21. INFORMATION DISCLOSURE POLICY

21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and on a timely basis

As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”) and the Trading Policy for Securities Issued by Itaú Unibanco Holding S.A. (“Trading Policy”).

One of the responsibilities of this committee is to ensure that information to be publicly disclosed is gathered, processed and reported accurately on a timely basis. For this purpose, its duty is to regulate the adherence of insiders to our Disclosure Policy, which has effective mechanisms to collect information, as well as severe sanctions in case of non-compliance (see item 21.2 for more information on the Disclosure Policy).

In accordance with our Disclosure Policy, a document disclosing a material act or fact will be prepared by the Investor Relations area, together with the Corporate Legal area and with the executive boards involved in the transaction that gave rise to the material act or fact. The document will be reviewed by the Director-General, by the Vice President or by the Officer of the area involved and one Legal Officer, and its content will be appreciated by the Disclosure and Trading Committee and approved by the Investor Relations Officer.

Subject to opportunity and convenience criteria, the Disclosure and Trading Committee may also (i) approve the disclosure of unaudited preliminary information, related to our quarterly, semi-annual and annual results, or (ii) approve the advanced disclosure of quarterly, semi-annual and annual results duly audited.

The body in charge of corporate matters will disclose, under the supervision of the Investor Relations Officer, the material act or fact, on a priority and simultaneous basis: a) to CVM, to SEC, to NYSE, to BM&FBOVESPA S.A. and, as the case may be, to other stock exchanges and entities of organized over-the-counter markets; and b) to the market in general, by publications in newspapers with wide circulation, regularly used by the Issuer, or in news portals in the internet that provides the whole information in a section with free access.

The responsibilities of the Investor Relations Officer, Marcelo Kopel, include: (i) disclosing and reporting to the markets and proper authorities any material act or fact occurring in or related to our business; (ii) ensuring the wide and immediate dissemination of the material act or fact; (iii) disclosing the material act or fact simultaneously in all markets in which our securities are admitted for trading; (iv) providing additional clarification on the disclosure of a material act or fact to the proper authorities upon their request; and (v) inquiring people who have access to material acts or facts in the event contemplated in the above sub item or if there is an atypical oscillation in the quotation, price or quantity of our securities traded or referenced thereto, for the purpose of checking if they are aware of information that should be disclosed to the market.

21.2. Describe the policy for the disclosure of a material act or fact adopted by the issuer, indicating the communication channel or channels used to disseminate information on material acts and facts and the procedures related to the maintenance of the confidentiality of undisclosed relevant information and where the policy can be found

The Disclosure Policy is available on the Issuer’s Investor Relations website (http://www.itau.com.br/investor-relations/corporate-governance/rules and policies) as well as on the website of CVM.

The communication channels used to disseminate information on material acts and facts are:

a) news portal in the internet that provides the whole information in a section with free access; or

b) newspapers with wide circulation, regularly used.

Moreover, material acts or facts will also be available on the Investor Relations website and may be disclosed by:

a) e-mail;

b) conference call;

c) public meetings with trade associations, investors, analysts or stakeholders in Brazil and abroad;

d) press releases;

e) social media; and

f) news distribution mechanisms.

Insiders should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy by dealing with the subject only with people who actually need to know it.

For the purposes of the Disclosure Policy, insiders are: (i) our direct or indirect controlling stockholders, officers, members of the Board of Directors, Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which Itaú Unibanco Holding is the only controlling stockholder; (iii) anybody who, in view of their job, duty or position in the Company, its parent company, subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependent included in the annual income tax return of the people indicated in items (i) and (ii); (v) the people mentioned in (i), (ii) and (iii) who leaves the Issuer or companies in which it is the only controlling stockholder, during a six-month term beginning on the resignation date; and (vi) those who have a business, professional or trust relationship with the Issuer, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

Insiders should maintain the security of the means where the relevant information is stored and transmitted (e-mails, files, etc.), preventing any type of unauthorized access, as well as restricting the sending of information not properly protected.

In the event that the insiders leave or no longer take part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to the proper authorities and to the market.

Insiders should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as provide for trusted subordinated personnel and third parties to do the same, and are jointly and severally responsible in the case of non-compliance.

Any insider who discloses by mistake a material act or fact to any person who is not an insider before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take the appropriate measures.

We have mechanisms and policies to ensure information control, such as restrictions on the use of (i) external e-mails (which means that every piece of information e-mailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as capital markets), and (iii) pen drives, compact discs and other information storage devices.

We have established an Internal Information Security Policy in which information is classified according to the confidentiality and protection required for the following levels: restricted (for example, a material fact), confidential, internal and public. For this reason, business-related requirements, sharing or restricting access to information and the impact in the event of misuse of information should be considered.

We have also implemented awareness actions, aimed at making policies even more effective (for example, lectures on the need to keep documents containing confidential information in safe places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level.

We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information.

We will not comment on rumors about us getting around the market, unless these may significantly affect our securities prices.

21.3. Indicate the management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy.

The members of the Disclosure and Trading Committee are Alexsandro Broedel Lopes, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Caio Ibrahim David, Carlos Henrique Donegá Aidar, Fernando Marsella Chacon Ruiz, Leila Cristiane Barboza Braga de Melo, and Marcelo Kopel.

21.4. Supply other information that the issuer may deem relevant

The Disclosure Policy and attachments (Declaration of Adherence for Controlling Shareholders, Management and Statutory Authority Members, Declaration of Adherence for Staff Members, and Declaration of Adherence for Third Parties) are available on the Issuer’s Investor Relations website (https://www.itau.com.br/investor-relations/corporate-governance/rulesandpolicies), and the CVM’s website.

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.
and Subsidiaries

Report of Independent Auditors on
Reference Form (Instruction CVM 480 and
subsequent amendments)
at December 31, 2016

(A free translation of the original in Portuguese)

Report of Independent Auditors on

Reference Form (CVM Instruction 480/09 and subsequent amendments)

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2016, 2015 and 2014, on which we issued unqualified audit reports dated February 06, 2017, February 01, 2016 and February 02, 2015, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

Scope of the Review

We conducted our review in accordance with NBC TA 720 – “The auditor´s responsibility relating to other information in documents containing audited financial statements” which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480 and subsequent amendments; however, it should not be considered part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2016, 2015 and 2014, taken as a whole.

São Paulo, May 31, 2017

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5